As filed with the Securities and Exchange Commission on April 29, 2026

Securities Act File No. 333-259996
Investment Company Act File No. 811-23745

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2 (CHECK APPROPRIATE BOX OR BOXES)
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒ Post-Effective Amendment No. 7

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 7

Fundrise Income Real Estate Fund, LLC

(Exact name of Registrant as specified in Charter)

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(Address of principal executive offices)

(202) 584-0550
Registrant’s Telephone Number, including Area Code:

Bjorn J. Hall
Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(Name and address of agent for service)

Copies of information to:

Paul J. Delligatti, Esq.

Kirkland & Ellis LLP

1301 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on May 1, 2026, pursuant to paragraph (b).

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Fundrise Income Real Estate Fund, LLC

Common Shares

PROSPECTUS

May 1, 2026

The Fund. Fundrise Income Real Estate Fund, LLC (the “Fund”) is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an “interval fund.” The Fund has elected and has qualified to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT.

The Mission. Rise Companies Corp. (“Rise Companies”), the Fund’s sponsor, owns and operates through its subsidiary Fundrise, LLC, an investment platform available both online at www.fundrise. com and through various mobile applications sponsored by Rise Companies (collectively referred to herein along with the Fund’s website www.fundriseincomerealestatefund.com, the “Fundrise Platform”). Rise Companies believes in leveraging technology to build a better financial system that empowers individuals. With technology, Rise Companies can create a more efficient mechanism than the conventional financial system to invest in real estate and other alternative assets. Please see “Plan of Distribution” for more information on Rise Companies’ mission to make real estate and alternative asset investing easier and more efficient for retail investors.

Investment Objective. The Fund’s investment objective is to seek current income from which to pay attractive, consistent cash distributions while preserving capital. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Directors (the “Board”) without approval of the Fund’s shareholders (“Shareholders”). There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies. The Fund pursues its investment objective by originating, investing in and managing a portfolio of residential and commercial real estate investments. The Fund executes its investment strategy primarily by seeking to invest opportunistically in a broad portfolio of investments across the following primary asset classes:

•	Commercial and residential real property;
•	Commercial and residential real estate loans; and
•	Commercial and residential real estate debt and equity securities

The Adviser has broad discretion to allocate the Fund’s assets among the three primary asset classes, and other real estate-related assets. There is no maximum or minimum percentage of the Fund’s assets that may be allocated to any asset class. The Fund anticipates investing through various types of investment structures, including through co-investment arrangements, non-controlled joint ventures, and subsidiaries where the Fund owns all or a majority of the voting securities of such subsidiary (collectively, “Real Estate Investment Vehicles”).

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate.

The Fund seeks to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions, though there is no guarantee that the Fund will achieve such results.

The Adviser intends to directly structure, underwrite and originate many of the products in which the Fund invests as this provides for the best opportunity to manage borrowers and partner relationships and optimize the terms of Fund investments. The Adviser’s proven underwriting process, which the management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at the Fund’s sponsor, will involve comprehensive financial, structural, operational and legal due diligence of Fund properties, borrowers and partners in order to optimize pricing and structuring and mitigate risk. The Adviser believes the current and future market environment (including any existing or future government-sponsored enterprise, as defined below) provides a wide range of opportunities to generate compelling investments with strong risk- return profiles for Fund shareholders.

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include, without limit, securities that are rated below investment grade by rating agencies (commonly referred to as junk bonds) or unrated securities that would be rated below investment grade if they were rated. The Adviser expects that a majority of the Fund’s real estate-related debt investments will be in secured, unrated real estate loans and debt, as well as debt securities that are rated investment grade.

For a complete discussion of the risks involved with the Fund’s investments, please read the section entitled “Risk Factors”.

Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:

•	There is not expected to be any secondary trading market in the Shares.
•	Unlike many closed-end funds, the Shares are not listed on any securities exchange. Although the Fund is an “interval” fund and offers to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy and Rule 23c-3 of the 1940 Act, the Fund is not required to repurchase shares at a shareholder’s option nor are shares exchangeable for units, interests or shares of any security. Moreover, it is likely that the Fund may offer to repurchase only the minimum allowable amount of 5% of outstanding shares. Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.
•	Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be of limited liquidity.
•	There is no assurance that distributions paid by the Fund will be maintained at a certain level or that dividends will be paid at all.
•	While the Fund seeks to make consistent cash distributions from income, it is possible that the Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings and may constitute a return of capital, which would reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders (as defined below) through distributions will be distributed after payment of fees and expenses.

•	A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Investing in Shares is speculative and involves substantial risks, including the risks typically associated with real estate. You should purchase Shares of the Fund only if you can afford a complete loss of your investment. See the “Risk Factors” section beginning on page 37 of this Prospectus to read about the more significant risks you should consider before investing in the Fund, including the risks typically associated with real estate.

Interval Fund. The Fund is designed primarily for long-term investors who can bear the risks associated with the limited liquidity of the Shares and not as a trading vehicle. Shareholders are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis. Moreover, the Fund’s Shares are subject to restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Operating Agreement of the Fund (the “LLC Agreement”). The Fund operates as an “interval fund” pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding common shares of limited liability company interests (“Shares” or “Common Shares”) at net asset value (“NAV”). In connection with each repurchase offer, it is likely that the Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that Fund shareholders (“Shareholders”) may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund does not currently intend to list its shares for trading on any national securities exchange and does not expect any secondary market to develop for its Shares. For this reason, the Shares are not readily marketable. Although the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to Shareholders, you should consider the Shares to have limited liquidity. See “Risk Factors – Non-Listed Closed-End Interval Fund; Liquidity Risk” and “Periodic Repurchase Offers.”

Leverage. The Fund may use leverage to provide additional funds to support its investment activities. The Fund may employ leverage of not more than 33 1/3% of total assets as it is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), in order to provide more funds available for investment. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and entity level debt (non-mortgage debt at the Fund). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity or joint venture holding such debt is a Controlled Subsidiary (as defined below) of the Fund or the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules.

The Fund may also incur entity level debt, including unsecured and secured credit facilities from certain financial institutions and other forms of borrowing (collectively, “Borrowings”) and is limited to 33 1/3% of the Fund’s total assets (i.e., for every dollar of indebtedness from Borrowings, the Fund is required to have at least three dollars of assets). In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage with respect to derivative transactions. Alternatively, if the Fund does not determine to treat reverse repurchase agreements or similar financing transactions as derivative transactions, the Fund will comply with the asset coverage requirements of Section 18 of the 1940 Act with respect to the Fund’s use of reverse repurchase agreement or similar financing transactions. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares of limited liability company interests (“Preferred Shares”) in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance (i.e., for every dollar of Preferred Shares outstanding, the Fund is required to have at least two dollars of assets). Currently, the Fund has no intention to issue Preferred Shares. See “Risk Factors – Risks Related to the Fund’s Financing Strategy.”

The Adviser. The investment adviser to the Fund is Fundrise Advisors, LLC (the “Adviser”), an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the oversight of the Board, the Adviser is responsible for directing the management of the Fund’s business and affairs, managing the Fund’s day-to-day affairs, and implementing the Fund’s investment strategy. The Adviser is a wholly owned subsidiary of the Rise Companies, the Fund’s sponsor, which owns and operates through a subsidiary the Fundrise Platform. As of December 31, 2025, the Adviser had approximately $3.11 billion in assets under management.

Securities Offered. The Fund is offering its Shares on a continuous basis at NAV. The minimum initial investment for Shares of the Fund is $1,000. Subsequent investments may be made in any amount. The Fund reserves the right to modify or waive the minimum purchase requirement at any time. Shares are being offered by the Fund at an offering price equal to the Fund’s NAV per share next determined following receipt of a purchase order in good order. Shares are not subject to sales charges. The Fund is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its “best efforts” to sell the Shares. No arrangements have been made to place proceeds in an escrow, trust, or similar account. The Fund intends to distribute its shares primarily through the Fundrise Platform. The Fund will not pay Fundrise, LLC, a subsidiary of Rise Companies and the owner of the Fundrise Platform, any sales commissions or other remuneration for hosting the offering on the Fundrise Platform. The Fund currently offers one class of Shares on a continuous basis. The Fund may offer additional classes of Shares in the future. The Fund may apply for exemptive relief from the SEC that would permit the Fund to issue multiple classes of Shares; there is no assurance, however, that the relief would be granted. Until such exemptive order is granted and the Fund registers a new Share class, the Fund will only offer one class of Shares.

	Per Share(1)	Total(1)
Public Offering Price	At current NAV	Unlimited
Sales Charge (Load)(1)	None	None
Proceeds to the Fund (Before Expenses)(2)	Amount invested at current NAV	Unlimited

(1)	Shares are being sold in a continuous offering by the Fund at an offering price equal to the Fund’s then-current NAV per Share. Shares are not subject to sales charges.
(2)	Assumes all amounts currently registered are sold in the continuous offering.

This Prospectus provides information that a prospective investor should know about the Fund before investing. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information about the Fund, dated May 1, 2026 (the “SAI”), has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The SAI, the Fund’s annual and semi-annual reports and other information filed with the SEC, can be obtained upon request and without charge by writing to the Fund at Fundrise Income Real Estate Fund, LLC, Attn: Investor Relations, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036, by calling (202) 584-0550, or by visiting the Fund’s website at www.fundriserealestateincomefund.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The SAI, other material incorporated by reference into this Prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the LLC Agreement. A copy of the LLC Agreement has been filed as an exhibit to the Fund’s registration statement with the SEC.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult your own professional advisers as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

PROSPECTUS SUMMARY

This summary does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor should carefully read the more detailed information contained or incorporated by reference in this Prospectus and the SAI, particularly the risks of investing in the Fund, as discussed under “Investment Objective, Strategies and Policies – Risk Factors.”

The Fund

Fundrise Income Real Estate Fund, LLC (the “Fund”) is organized as a Delaware limited liability company that is registered under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), as a non- diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below) and continuously offers its common shares of limited liability company interests (“Shares” or “Common Shares”) at net asset value (“NAV”). The Fund has elected to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) with its taxable year ended December 31, 2022 and it intends to continue to qualify as a REIT.

Investment Objective

The Fund’s investment objective is to seek current income from which to pay attractive, consistent cash distributions while preserving capital. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Directors (the “Board”) without approval of the Fund’s shareholders (“Shareholders”). There can be no assurance that the Fund will achieve its investment objective.

Principal Investment Strategies

The Fund pursues its investment objective by originating, investing in and managing a portfolio of residential and commercial real estate investments. The Fund expects to invest substantially all of its assets

•	to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans);

•	to acquire investments in income generating properties and other real estate that generates current payments;

•	to acquire, hold and finance land for future development; and

•	to acquire investments in other residential and commercial real estate (including through “Real Estate Investment Vehicles”).

Real Estate Investment Vehicles are income generating properties and other real estate that generates current payments, and may also be used to acquire, hold and finance land for future development, and to acquire investments in other residential and commercial real estate (including through co-investment arrangements, joint ventures, and majority-owned subsidiaries with rights to receive preferred economic returns).

The types of commercial and residential real estate in which the Fund may invest include, but are not limited to, the following: (1) rental properties, (2) retail properties, (3) office properties, (4) multifamily properties, (5) single family properties, (6) hospitality properties, (7) industrial properties, (8) healthcare properties, (9) land, (10) self-storage properties, (11) student housing properties, (12) data center properties, and (13) new construction homebuilding.

The Fund may also invest in residential and commercial real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”), government-sponsored enterprises (“GSEs”) (GSEs are quasi- governmental entities established to facilitate borrowing for a variety of individuals, including students, farmers, and homeowners, the most common examples of which are Fannie Mae and Freddie Mac), and REIT senior unsecured debt), and other real estate-related assets. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate.

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include, without limit, securities that are rated below investment grade by rating agencies or unrated securities that would be rated below investment grade if they were rated. The Adviser expects that a majority of the Fund’s real estate-related debt investments will be in secured, unrated real estate loans and debt, as well as debt securities that are rated investment grade. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.”

The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default saps and other swap agreements for investment, hedging and risk management purposes. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Strategies and Policies.”

On a long-term basis, under normal circumstances, the Fund expects to allocate its portfolio among the Fund’s three primary asset classes. Since real estate markets are often cyclical in nature, the Fund does not target specific allocations by investment strategy or geography. The Fund will deploy capital into the investment strategy that provides the best opportunities to meet its investment objective.

The Fund seeks to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions, though there is no guarantee that the Fund will achieve such results. The Fund’s focus on investing in debt instruments and real estate that generates current payments will emphasize the payment of current returns to investors and preservation of invested capital as the Fund’s primary investment objectives, with a lesser emphasis on seeking capital appreciation from the Fund’s investments.

The Adviser intends to directly structure, underwrite and originate many of the products in which the Fund invests as the Adviser believes it will provide the best opportunity to manage borrower and partner relationships and optimize the terms of Fund investments. The Adviser’s proven underwriting process, which the management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented through the Fund’s sponsor, will involve comprehensive financial, structural, operational and legal due diligence of Fund properties, borrowers, and partners in order to optimize pricing and structuring and mitigate risk. The Fund believes the current and future market environment (including any existing or future government-sponsored programs, also referred to as “government-sponsored enterprises”) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for shareholders. Government-sponsored enterprises (“GSEs”) are quasi-governmental entities established to enhance the flow of credit to specific sectors of the American economy. Created by acts of Congress, these agencies–although they are privately-held–provide public financial services. GSEs help to facilitate borrowing for a variety of individuals, including students, farmers, and homeowners. The most common examples of GSEs are Fannie Mae and Freddie Mac.

Principal Risks

Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on his or her investment or that a Shareholder may lose part or all of his or her investment. Below is a summary of the principal risks of investing in the Fund, which include the risks associated with the Fund’s direct investments and indirect investments through Real Estate Investment Vehicles. For a more complete discussion of the risks of investing in the Fund, see “Risk Factors.” You should carefully consider the following principal risks before investing in the Fund.

Real Estate Investment Risk Generally. The Fund’s investments are subject to the risks typically associated with real estate, including but not limited to the following:

•	Changes in global, national, regional or local economic, demographic or capital market conditions or a prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm the Fund’s operations;

•	Future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions may adversely affect the Fund’s investments;

•	The leases on the properties underlying the Fund’s investments may not be renewed on favorable terms, or the occupancy rate of, and the lease rates charged at, properties and the ability to collect on a timely basis all rent may change in a manner which adversely affects the Fund’s investments;

•	Changes in supply of or demand for similar properties in a given market or metropolitan area could result in rising vacancy rates or decreasing market lease rates;

•	Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans the Fund makes or acquires may materially adversely affect the Fund’s investments;

•	Changes in interest rates and/or credit spreads could negatively affect the value of the Fund’s investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to the Fund’s Shareholders;

•	Lack of liquidity is inherent in the nature of real estate assets;

•	Property location and conditions, property management decisions and property operating costs, including insurance premiums, real estate taxes, maintenance costs and the expense of leasing, renovation or constructions may affect the value of the Fund’s investments;

•	Bankruptcies, financial difficulties or defaults by tenants of the properties in which the Fund invests, real estate operators that the Fund works with in acquiring and managing assets, property managers or any other third party that is involved in the Fund’s operation may be unavoidable and result in a loss of value in the Fund’s investments;

•	Real estate investments often incur a relatively greater cost of compliance with applicable federal, state, and local laws and regulations, which are subject to future changes in laws, including laws that increase operating expenses or limit rents that may be charged and changes in state or local zoning laws or changes in governmental rules, regulations and fiscal policies;

•	The Fund is exposed to environmental liabilities with respect to properties in which the Fund invests, and the potential for increasing costs to comply with environmental laws;

•	Real estate investments are subject to unforeseeable events such as social unrest, civil disturbances, terrorism, earthquakes, hurricanes and other natural disasters and

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas, and downturns caused by public health crises, pandemics and endemics. The Fund cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. The Fund also cannot predict the future value of the Fund’s properties. Accordingly, the Fund cannot guarantee that you will receive cash distributions or appreciation of your investment.

Many of these factors are beyond the control of the Fund. Any negative changes in these factors could affect the Fund’s performance and its ability to meet its obligations and make distributions to shareholders.

Commercial Real Estate Industry Risk. Commercial real estate is dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions. Challenging economic and financial market conditions may cause the Fund to experience an increase in the number of commercial real estate investments that result in losses, including delinquencies, non-performing assets and a decrease in the value of the property or, in the case of Publicly Traded Real Estate Securities, collateral which secures its investments, all of which could adversely affect the Fund’s results of operations.

Residential Real Estate Industry Risk. Investments in residential real estate are subject to various changes in real estate conditions, including fluctuations in interest rates, oversupply, changes in laws and/or government regulations, and changes in national, regional and local economic conditions. Any negative trends in real estate conditions may adversely affect the Fund’s investments through decreased revenues or increased costs.

Risks Related to Specific Residential and Commercial Real Estate Property Types. The Fund intends to invest in a variety of residential and commercial real estate property types, which will expose the Fund to risks associated with residential and commercial real estate, including general risks affecting all types of residential and commercial real estate property and certain specific risks associated with specific types of residential and commercial real estate property, including, but not limited to, the following:

•	Rental Properties. Rental properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, competition from numerous other retail channels, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, regulatory compliance costs, obsolescence and non-competitiveness.

•	Multifamily Properties. The value and successful operation of a multifamily residential property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, short-term leases of multifamily units and the risk of declining market rent, significant vacancies which affect the resale value of multifamily properties, competition from other apartment communities for tenants, affordability of single-family homes as an alternative to multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

•	Single Family Properties. The value and successful operation of a single family residential property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, the risk of declining market rent, competition from other institutional investors, affordability of multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

•	Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to seasonal risks, adverse economic conditions, and competition than many other commercial properties.

•	Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods, and the decline in manufacturing activity in the United States.

•	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses (especially licensing and certification requirements for participation in government programs including obtaining certificates of need), adequacy of care, pharmaceutical distribution, reduction in reimbursement rates from third party payors such as Medicare or Medicaid, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis.

•	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays, regulatory delays concerning zoning or various licensing requirements, as well as adverse changes in local and national economic and market conditions.

•	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

•	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

•	New Construction Homebuilding. Homebuilding projects are affected by several significant factors, including rising costs and decreased availability of suitable land; costs of construction labor and materials; overbuilding and price competition; consumer demand and confidence; labor availability; availability of construction financing and residential mortgages; and related interest rates.

Risks of Investing Through Real Estate Investment Vehicles. By investing in a Real Estate Investment Vehicle, the Fund is indirectly exposed to risks associated with the Real Estate Investment Vehicle’s investments in residential and commercial real estate investments. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks and conflicts of interest:

•	The Fund may not have sole decision-making authority with respect to a Real Estate Investment Vehicle (except any wholly owned Real Estate Investment Vehicle) regarding certain major decisions affecting the ownership of the vehicle or assets of the vehicle, and a co-investor, joint venture partner or other investor in the Real Estate Investment Vehicle could take actions that decrease the value of an investment to the Fund and lower the Fund’s overall return;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may have economic or other interests or goals that are inconsistent with the Fund’s interests or goals, including, for instance, the financing, management, operation, leasing or sale of the assets purchased by such Real Estate Investment Vehicle;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle that controls the management of the affairs of a Real Estate Investment Vehicle could become insolvent or bankrupt;

•	Fraud or other misconduct by a co-investor, joint venture partner or other investor that controls the management of the affairs of a Real Estate Investment Vehicle may have a materially adverse effect on the Fund’s investments;

•	Under certain arrangements, no party may have the power to control the Real Estate Investment Vehicle and, under certain circumstances, an impasse could result regarding cash distributions, reserves, or a proposed sale or refinancing of the investment, and this impasse could have an adverse impact on the Real Estate Investment Vehicle, which could adversely impact the operations and profitability of the vehicle and/or the amount and timing of distributions the Fund receives from such vehicle;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may be structured differently than the Fund for tax purposes and this could create conflicts of interest and risk to the Fund’s ability to qualify as a REIT for tax purposes;

•	The Fund may rely upon a co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle to manage the day-to-day operations of the Real Estate Investment Vehicle, as well as to prepare financial information for the vehicle, and any failure to perform these obligations may have a negative impact on the Fund’s performance and results of operations;

•	A co-investor, joint venture partner or other investor managing a Real Estate Investment Vehicle may experience a change of control, which could result in new management of such co-investor, joint venture partner or other investor with less experience or conflicting interests to the Fund and be disruptive to the Fund’s business;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may be in a position to take action contrary to the Fund’s instructions or requests or contrary to the Fund’s policies or objectives, including the Fund’s policy with respect to maintaining its qualification as a REIT for tax purposes; and

•	The terms of a Real Estate Investment Vehicle could restrict the Fund’s ability to sell or transfer its interest to a third party when it desires on advantageous terms, which could result in reduced liquidity.

Any of the above might subject the Fund to liabilities and thus reduce its returns on investments through that Real Estate Investment Vehicle.

Property Manager Risk. The Adviser will hire property managers to manage properties held by the Fund, the Real Estate Investment Vehicles, or subsidiaries of the Real Estate Investment Vehicles. The property managers have significant decision-making authority with respect to the management of our properties. The Fund’s ability to direct and control how its properties are managed on a day-to-day basis may be limited because we engage other parties to perform this function. Thus, the success of the Fund's business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of leasing agents to lease vacancies in the properties. To the extent permitted by the 1940 Act, such property manager may also be affiliated with the Adviser and/or partners in joint ventures, which could result in conflicts of interest. Any adversity experienced by, or problems in the relationship with, the Fund’s property managers or leasing agents could impact the operation and profitability of our properties.

Risks of Investing in Private Real Estate Funds. The Fund’s investment in private real estate funds will require it to bear a pro rata share of the vehicles’ expenses, including management and performance fees. Furthermore, private real estate funds are subject to specific risks, depending on the nature of the vehicle. For example, the Fund’s investments in private real estate funds will not be subject to the leverage restrictions imposed by the 1940 Act and as a result, the Fund could be effectively leveraged in an amount exceeding the limitations imposed by the 1940 Act, which could amplify losses suffered by the Fund when compared to unleveraged investments. The private real estate funds will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of all of the 1940 Act’s protective provisions. These characteristics present additional risks for the Fund. Once the Fund has selected a private real estate fund, the Fund may not have sole decision-making authority over the private real estate funds and may be unable to take actions to protect its interests in these investments.

Mortgage Loan Risk. The Fund may invest in residential and commercial mortgage loans, including mezzanine loans and B-notes, which are secured by multifamily residential, commercial use or other properties and are subject to risks of delinquency and foreclosure and risks of loss. Residential and Commercial mortgage loans are usually non-recourse in nature. Therefore, if a residential or commercial borrower defaults on the mortgage loan, then the options for financial recovery are limited in nature. In the event of any default under a mortgage or real estate loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on the Fund’s profitability.

New Construction and Real Estate Development Risk. The Fund expects to engage in the strategy of acquiring, holding and financing land for future development. The risks inherent in financing, purchasing, owning, selling, and developing land increase as the demand for new homes and rentals decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. The Fund’s investments are subject to risks inherent in residential and commercial real estate generally as well as risks inherent to new construction and development, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, the risk that costs of construction materials or construction labor may rise materially during the development, overbuilding and price competition, decreased availability of suitable land, and changing government regulations (including zoning, usage and tax laws). In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, the Fund may hold certain land, and may acquire or finance additional land, in its development pipeline at a cost that the Fund may not be able to fully recover or at a cost which precludes profitable development.

CMBS Risk. CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal.

RMBS Risk. The Fund’s investments RMBS are subject to the risks of defaults, foreclosure timeline extension, fraud, and home price depreciation and unfavorable modification of loan principal amount. In the event of defaults on the residential mortgage loans that underlie the Fund’s investments in RMBS and the exhaustion of any underlying or any additional credit support, the Fund may not realize an anticipated return on investments and may incur a loss on these investments. On certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty.

Non-Listed Closed-End Interval Fund; Liquidity Risk. The Fund is a non-diversified, closed-end management investment company operating as an “interval fund” and designed primarily for long-term investors. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. The Fund is not intended to be a typical traded investment. Shareholders are also subject to transfer restrictions and there is no guarantee that they will be able to sell their Shares. If a secondary market were to develop for the Shares in the future, and a Shareholder is able to sell his or her Shares, the Shareholder will likely receive less than the purchase price and the then-current NAV per Share.

Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when or in the amount that you desire.

Repurchase Offers Risk. The Fund believes that repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request.

Non-Diversification Risk. As a “non-diversified” fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. Therefore, the Fund may be more susceptible than a diversified fund to being adversely affected by events impacting a single borrower, geographic location, security or investment type. Further, a non- diversified fund is more vulnerable than a more broadly diversified fund to fluctuations in the values of the securities it holds. For these reasons, an investment in the Fund may fluctuate in value and have a greater degree of risk.

Investment and Market Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire amount that you invest. The value of the Fund’s investments may move up or down, sometimes rapidly and unpredictably. At any point in time, your Shares may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions. Global economic market conditions and economic uncertainty caused by other events (including but not limited to natural disasters, pandemics, epidemics and social unrest) which may adversely affect the Fund’s business, results of operations and financial condition.

Delay in Use of Proceeds Risk. Although the Fund currently intends to invest the proceeds from any sale of the Shares offered hereby as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. Delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns.

Distributions Risk. The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Illiquid Investment Risk. Many of the Fund’s investments will be illiquid, including the Fund’s residential and commercial real estate investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid investments on acceptable terms, even under circumstances when the Adviser believes it would be in the best interests of the Fund to do so. The Fund cannot predict whether it will be able to sell any investment for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the assets in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. If the Fund ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser and each individual investment professional may not be successful in selecting the best investments or investment techniques, and the Fund’s performance may lag behind that of similar funds. Moreover, if the Adviser fails to retain its key personnel, the Fund may not be able to achieve its anticipated level of growth and its business could suffer. Rise Companies, the Adviser’s parent company, is a development stage company and, as such, Rise Companies faces increased risks, uncertainties, expenses and difficulties that could have an effect on the Adviser’s ability to manage the Fund.

Competition Risk. Identifying, completing and realizing attractive portfolio investments is competitive and involves a high degree of uncertainty. In acquiring its target assets, the Fund will compete with a variety of other institutional investors, including public and private funds, REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other financial institutions, many of which have greater resources than the Fund. The Fund may not be able to compete successfully for investments. Furthermore, the Fund’s success in part depends on its ability to acquire or finance land suitable for residential homebuilding, single- family homes for rent, industrial, and multifamily at reasonable prices. There is strong competition among homebuilders and developers for land that is suitable for development.

Interest Rate Risk. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded Real Estate Securities at attractive prices, acquire or originate certain of the residential and commercial real estate debt investments at attractive prices, and enter into hedging transactions. Generally, as interest rates increase, the value of the Fund’s fixed rate securities decreases, which will decrease the book value of the Fund’s equity. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. It is difficult to predict the magnitude, timing or direction of interest rate changes and the impact these changes will have on the markets in which the Fund invests.

Below Investment Grade (High Yield or Junk) Securities Risk. The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. Lower grade securities may be particularly susceptible to economic downturns and are inherently speculative. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in Shares, both in the short-term and the long-term.

Capital Markets Risk. The Fund expects to fund a portion of its residential and commercial real estate investments with property-level financing. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

Leverage Risk. The Fund may use leverage in connection with its investments. The Fund may employ leverage of not more than 33 1/3% of total assets as it is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), in order to provide more funds available for investment. Leverage may result in greater volatility of the NAV of, and distributions on, the Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Stock, if any, are borne entirely by holders of Shares.

Derivatives Risk. Derivatives are subject to a number of risks described elsewhere in this Prospectus, such as liquidity risk, interest rate risk, credit risk, management risk. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. Derivative instruments can be illiquid, may disproportionately increase losses, and may have a potentially large impact on Fund performance. Rule 18f-4 under the 1940 Act, among other things, requires that the Fund either use derivatives in a limited manner or comply with an outer limit on fund leverage risk based on value-at-risk. Additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives.

Risks Related to the Fund’s Tax Status as a REIT. The Fund has elected to be taxed as and has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended (defined above as the “Code”) beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. However, qualification as a REIT for tax purposes involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize the Fund’s REIT tax status. Failure to qualify for taxation as a REIT would cause the Fund to be taxed as a regular corporation, which would substantially reduce funds available for distributions to Shareholders. In addition, complying with the requirements to maintain its REIT tax status may cause the Fund to forego otherwise attractive opportunities or to liquidate otherwise attractive investments, adversely affect the Fund’s liquidity and force the Fund to borrow funds during unfavorable market conditions, and/or limit the Fund’s ability to hedge effectively and cause the Fund to incur tax liabilities.

Tax Risks of Investing in the Fund. Even if the Fund qualifies and maintains its tax status as a REIT, it may become subject to U.S. federal income taxes and related state and local taxes, which would reduce the Fund’s cash flows.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

Investment Adviser

Fundrise Advisors, LLC serves as the investment adviser to the Fund (the “Adviser”). The Adviser was formed in 2014 and is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the supervision of the Board, the Adviser is responsible for directing the management of the Fund’s business and affairs, managing the Fund’s day-to-day affairs, and implementing the Fund’s investment strategy. In carrying out these responsibilities, the Adviser also performs certain administrative, fund accounting and shareholder services for the Fund. The Adviser is a wholly owned subsidiary of the Rise Companies Corp. (“Rise Companies”), the Fund’s sponsor, which owns and operates, through its subsidiary Fundrise, LLC, an investment platform available both online at www.fundrise.com and through various mobile applications sponsored by Rise Companies (collectively referred to herein along with the Fund’s website www. fundriseincomerealestatefund.com, the “Fundrise Platform”) that allows individuals to hold interests in opportunities that may have been historically difficult to access for some investors. Through the Fundrise Platform, investors can invest in a variety of investment opportunities using REITs (each, an “eREIT®”), a for-sale housing fund program (the “eFundTM”) and other investment vehicles sponsored by Rise Companies that are managed by the Adviser, without any brokers or selling commissions. The Fund is included among the investment vehicles made available through the Fundrise Platform. As of December 31, 2025, the Adviser had approximately $3.11 billion in assets under management.

Management Fee

Pursuant to the Investment Management Agreement between the Fund and the Adviser, and in consideration of the services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”) equal to 0.85% of the Fund’s average daily net assets.

Closed-End Fund Structure

The Fund is organized as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that the shareholders of closed-end funds do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, should not be considered to be a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and will conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%). The Fund, similar to a mutual fund, is subject to continuous asset in-flows (purchases), although not subject to continuous out- flows (redemptions).

The Fund believes that an unlisted closed-end structure is most appropriate in light of the long-term nature of the Fund’s strategy and the characteristics of its portfolio because, among other things, certain features of open-end funds (such as daily redemptions, which can necessitate the premature sale of investments) could diminish the Fund’s ability to execute its investment strategy. Accordingly, an unlisted closed-end structure is expected to help the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund, except through repurchases conducted through the Share repurchase program, or, in limited circumstances, as a result of transfers of Shares pursuant to the provisions of the Limited Liability Company Operating Agreement of the Fund (the “LLC Agreement”), no matter how the Fund performs.

Investor Suitability

An investment in the Fund involves substantial risks and may not be suitable for all investors. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund’s Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisors should (i) consider the suitability of an investment in the Fund with respect to the investor’s investment objective and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Periodic Repurchase Offers

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange. No secondary market is expected to develop for the Fund.

The Fund is an “interval fund” that is designed to provide some liquidity to Shareholders by making quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with relevant regulatory requirements (as discussed below). In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding Shares. Repurchase offers will be made at quarterly intervals. The Fund’s offer to purchase Shares is a fundamental policy that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notifications of each quarterly repurchase offer (the “Repurchase Offer Notice”) are sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date.

In addition, if the Fund’s repurchase offer pursuant to Rule 23c-3 under the 1940 Act is oversubscribed, the Fund may make a supplemental offer (pursuant to Rule 23c-1 under the 1940 Act) to repurchase shares that are tendered by the descendants or estate of a deceased shareholder (a “Legacy Repurchase”) in an amount determined by the Board, taking into account the liquidity of the Fund’s assets. In the event a Legacy Repurchase by a Fund is oversubscribed, the Fund will repurchase the shares tendered on a pro rata basis.

The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

U.S. Federal Income Tax Considerations

The Fund has elected and has qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. The Fund believes that it is organized, and expects to operate, in such a manner to qualify for taxation as a REIT. The Fund’s qualification for taxation as a REIT will depend upon its ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of Share and asset ownership, the various and complex REIT qualification tests imposed under the Code. No assurance can be given that the Fund will in fact satisfy such requirements for any taxable year. If the Fund qualifies for taxation as a REIT, it generally will be allowed to deduct dividends paid to its Shareholders and, as a result, it generally will not be subject to U.S. federal income tax on that portion of its ordinary income and net capital gain that it annually distributes to its Shareholders, as long as the Fund meets the minimum distribution requirements under the Code. The Fund intends to make distributions to its Shareholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT distribution requirements. See “U.S. Federal Income Tax Considerations.”

Limitation on Ownership Level

The LLC Agreement contains restrictions on the number and value of Shares of the Fund that any one person may own. The LLC Agreement provides that generally no person may own either more than 9.8% in value or in number of the Fund’s Common Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. Attempts to acquire Common Shares or any other shares of the Fund in excess of these 9.8% limits would not be effective without an exemption from these limits (prospectively or retroactively) by the Board. These limits may be further reduced if the Board waives these limits for certain holders. See “Description of Capital Shares and Structure – Restrictions on Ownership and Transfer.” These restrictions are designed, among other purposes, to enable the Fund to comply with ownership restrictions imposed on REITs by the Code. Attempted acquisitions in excess of these restrictions will, pursuant to the LLC Agreement, be void from the outset.

Distribution Policy

The Fund intends to make distributions necessary to maintain its qualification for taxation as a REIT. The Fund expects that it will declare and make distributions on a quarterly basis, or more or less frequently as determined by the Board, in arrears. The Board may authorize distributions in stock or in excess of those required for the Fund to maintain REIT tax status depending on the Fund’s financial condition and such other factors as the Board may deem relevant. The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the distribution policy from time to time. See “Distribution Policy.”

Dividend Reinvestment Plan

Unless a Shareholder elects to participate in the Fund’s dividend reinvestment plan, any dividends and other distributions paid to the Shareholder by the Fund will not be reinvested in additional Shares of the Fund under the plan. Shareholders who do not participate in the Fund’s dividend reinvestment plan will receive all dividends and other distributions in cash. See “Dividend Reinvestment Plan.”

SUMMARY OF FUND EXPENSES

Fees and Expenses of the Fund

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load (As a Percentage of Offering Price)	None
Dividend Reinvestments and Cash Purchase Plan Fees	None
ANNUAL FUND OPERATING EXPENSES (as a percentage of the Fund's net assets attributable to the Shares)
Management Fee	0.85%
Other Expenses
Other Expenses – General	0.59%
Other Expenses – Marketing	0.49%
Total Other Expenses[1]	1.08%
Interest Payments on Borrowed Funds[2]	0.18%
Property Level Expense[3]	None
Acquired Funds Fees and Expenses[4]	0.02%
Total Annual Fund Operating Expenses	2.13%

[1]	Other Expenses have been restated to reflect estimated amounts based on expenses expected to be incurred for the Fund’s current fiscal year and include professional fees, marketing expenses, and other general and administrative expenses.
[2]	The table assumes the Fund’s use of leverage in an amount equal to approximately 12% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage). The Fund’s actual interest costs associated with leverage may differ from the estimates above. The Fund’s unconsolidated operating entities may use borrowings, the costs of which will be indirectly borne by shareholders.
[3]	Property Level Expenses include fees and expenses related to property management, disposition expenses, and any other expenses related to investments in consolidated real property of the Fund’s Real Estate Investment Vehicles (including real estate and property taxes and interest payments on properties held in the Fund’s Real Estate Investment Vehicles). Although the Fund does not anticipate any property level expenses related to investments in consolidated real property, the Fund does expect that its unconsolidated operating entities will incur property level expenses, the costs of which will be indirectly borne by shareholders and are excluded from the above ratios.
[4]	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $1,000 in the Fund’s Shares for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s Operating Expenses (as described above) remain the same. Based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$22	$67	$114	$246

The Example above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the Example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management of the Fund – Management Fee.”

FINANCIAL HIGHLIGHTS

The financial highlights in the table below are intended to help you understand the Fund’s financial performance for the period(s) shown. Certain information reflects financial results for a single Share. All amounts are in thousands, except Share and per Share amounts. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund, assuming reinvestment of all dividends and distributions.

The information has been audited by KPMG LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent audited financial statements, is included in the Fund’s Annual Report for the year ended December 31, 2025. The Fund’s Annual Report has been filed with the SEC and is available on the SEC’s website at www.sec.gov, and is also available free of charge from the Fund upon request. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

These financial highlights reflect selected data for a share outstanding throughout each period.

	For the Years Ended December 31,					February 3, 2022(1) Through December 31,
	2025		2024		2023	2022
Net Asset Value, Beginning of Period	$10.00		$9.97		$10.00	$10.00
Income from Investment Operations
Net investment income (loss)(2)	$0.70		$0.65		$0.69	$0.42
Net realized and unrealized gain (loss) on investments	0.09		0.16		0.08	0.04
Total Income from Investment Operations	$0.79		$0.81		$0.77	$0.46
Distributions to Common Shareholders From:
Net investment income	$(0.70)		$(0.78)		$(0.80)	$(0.40)
Net realized gain	(0.03)		–		–	(0.06)
Return of capital	(0.02)		–		–	–
Total Distributions to Common Shareholders	$(0.75)		$(0.78)		$(0.80)	$(0.46)
Net Asset Value, End of Period	$10.04		$10.00		$9.97	$10.00
Total Investment Return Based on Net Asset Value(3)	8.27%		8.40%		7.93%	4.60	%(4)
Ratios and Supplemental Data
Net assets at end of period (thousands)	$631,019		$605,049		$605,986	$535,285
Including interest expense:
Ratio of gross expenses to average net assets(5)(6)	1.96%		2.00%		1.33%	1.42	%(7)
Ratio of net expenses to average net assets(6)	1.96%		2.00%		1.33%	1.49	%(7)(8)
Ratio of net investment income (loss) to average net assets(6)	6.98%		6.48%		6.96%	5.61	%(7)(8)
Excluding interest expense:
Ratio of gross expenses to average net assets(5)(6)	1.78%		2.00%		1.33%	1.42	%(7)
Ratio of net expenses to average net assets(6)	1.78%		2.00%		1.33%	1.49	%(7)(8)
Ratio of net investment income (loss) to average net assets(6)	7.16%		6.48%		6.96%	5.61	%(7)(8)
Portfolio turnover rate	45	%(9)	31	%(9)	27%	13	%(10)

(1)	Effective date of the Fund's Registration Statement.
(2)	Based on average shares outstanding during each period.
(3)	Total investment return based on net asset value is based upon the change in net asset value per share between the opening and ending net asset values per share in the period indicated and assumes that dividends are reinvested in accordance with the Fund’s dividend reinvestment policy. Returns shown do not reflect the deduction of taxes that a Shareholder would pay on Fund distributions or the repurchase of Fund shares.

(4)	Total investment return based on net asset value was calculated from the date the Fund commenced investment operations, April 1, 2022, and is not annualized.
(5)	Reflects the expense ratio excluding any waivers and/or reimbursements.
(6)	Expenses do not include operating expenses of the underlying investments or expenses of investment companies.
(7)	Ratios were calculated from the date the Fund commenced investment operations, April 1, 2022, and are annualized.
(8)	Ratio is net of a waiver of 0.02% and is inclusive of fee recoupment of 0.07%.
(9)	Excludes the impact of in-kind transactions.
(10)	Portfolio turnover rate was calculated from the date the Fund commenced investment operations, April 1, 2022, and is not annualized. This alternative presents, in all material aspects, the most accurate portrayal of portfolio turnover.

Senior Securities

The Fund engaged in and held senior securities as of the periods as presented as follows:

	As of the Years Ended December 31,			February 3, 2022(1) Through December 31,
	2025	2024	2023	2022
Reverse Repurchase Agreements
Total amount outstanding (thousands)	$76,980	$-	$-	$-
Asset coverage per $1,000	9,197	-	-	-
Involuntary liquidation preference	N/A	N/A	N/A	N/A

THE FUND

Fundrise Income Real Estate Fund, LLC (the “Fund”) is a non-diversified, closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is structured as an “interval fund” and continuously offers its common shares of limited liability company interests (“Shares” or “Common Shares”) at net asset value (“NAV”). The Fund was organized as a Delaware limited liability company on August 27, 2021. Prior to August 27, 2021, the Fund had no investment operating history. The Fund has elected and has qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2022. The Fund’s principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036 and its telephone number is (202) 584-0550.

USE OF PROCEEDS

The proceeds from the sale of Shares are invested by the Fund to pursue its investment program and strategies. The Fund currently intends to fully invest all or substantially all of the net proceeds of its continuous offering in accordance with its investment objective and policies within approximately three months after receipt thereof, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending investment of the net proceeds, the Fund may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT for tax purposes. Such investments will not earn as high of a return as the Fund expects to earn on its real estate and real estate-related investments.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES

Investment Objective

The Fund’s investment objective is to seek current income from which to pay attractive, consistent cash distributions while preserving capital. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s Board of Directors (the “Board”) without approval of the Fund’s shareholders (“Shareholders”). There can be no assurance that the Fund will achieve its investment objective.

Principal Investment Strategies

The Fund pursues its investment objective by investing its assets to originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of commercial and residential real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans), to acquire investments in income generating properties and other real estate that generates current payments, to acquire, hold and finance land for future development, and to acquire investments in other residential and commercial real estate (including through Real Estate Investment Vehicles). The Real Estate Investment Vehicles are expected to primarily consist of entities in which the Fund will co-invest alongside affiliates of the Fund, including those of the Adviser (“Co-Investment Entities”), subject to the terms and conditions of an exemptive order the Fund received from the SEC allowing the Fund and/or the Co-Investment Entities to co-invest alongside certain entities affiliated with or managed by the Adviser (including the “eREITs®” and “eFundTM” described above under “Investment Adviser”).

The types of commercial and residential real estate in which the Fund may invest include, but are not limited to, the following: (1) rental properties, (2) retail properties, (3) office properties, (4) multifamily properties, (5) single family properties, (6) hospitality properties, (7) industrial properties, (8) healthcare properties, (9) land, (10) self-storage properties, (11) student housing properties, (12) data center properties, and (13) new construction homebuilding.

The Fund may also invest in residential and commercial real estate-related debt securities (including CMBS, RMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate- related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate. The Fund will seek to create and maintain a portfolio of investments that generate a low volatility income stream that provide attractive and consistent cash distributions; provided, however, that though there is no guarantee that the Fund will achieve such results. The Fund’s investment focus will emphasize the payment of current returns to investors and the preservation of invested capital, with a lesser emphasis on seeking capital appreciation. It is expected that the Fund’s portfolio of investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

The Fund may selectively employ leverage to enhance total returns to Fund shareholders through a combination of senior financing on real estate acquisitions, secured facilities, and capital markets financing transactions. The Fund will seek to secure conservatively structured leverage that is long-term, non-recourse financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come at the level of the investment the Fund makes either in the form of GSEs or other long-term, non- recourse, non-mark-to-market financing. The Adviser may from time to time modify the Fund’s leverage policy in its discretion.

In executing on the Fund’s business strategy, the Fund believes that it will benefit from the Adviser’s affiliation with the Fund sponsor given the sponsor’s strong track record and extensive experience and capabilities as a technology-enabled real estate investment and management platform. These competitive advantages include:

•	The Fund sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to the Fund’s targeted assets and the key market data used to underwrite and portfolio manage assets;

•	The Fund sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	The Fund sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets the Fund intends to acquire and originate;

•	The Fund sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	The Fund sponsor’s management team which has a successful track record of making residential and commercial real estate investments in a variety of market conditions.

Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund seeks to invest across multiple asset classes including various real estate asset classes, property types, positions in the capital structure such as senior or subordinate mortgage debt, mezzanine debt, preferred equity and common equity, and geographic locations; however, as noted above, the Fund focuses its investments primarily in commercial and residential real estate loans and other real estate investments.

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include, without limit, securities that are rated below investment grade by rating agencies or unrated securities that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” securities or “junk bonds,” may have speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Fund’s Target Investment Portfolio

The Fund executes its investment strategy primarily by seeking to invest opportunistically in a broad portfolio of investments across the following primary asset classes:

•	Commercial and residential real property;

•	Commercial and residential real estate loans; and

•	Commercial and residential real estate debt and equity securities

The Adviser has broad discretion to allocate the Fund’s assets among the three primary asset classes, and other real estate-related asset classes where the Adviser believes such asset has a sufficient nexus to real estate. This may include, but is not limited to, equity or debt investments in operating companies in the real estate industry. There is no maximum or minimum percentage of the Fund’s assets that may be allocated to any asset class. The Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements, and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Adviser will have sole discretion to make all investments in the Fund. When allocating the Fund’s investments across these asset classes, the Fund will take into account the requirements for qualifying to be taxed as a REIT under the Code.

Investments in Residential and Commercial Real Property

In instances where the Fund invests in securities or other assets through an entity in which the Fund owns all or a majority of the voting securities (“Controlled Subsidiary”), the Adviser, Fund and Controlled Subsidiaries, as relevant, will comply with provisions of Section 15 under the 1940 Act relating to the investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act; provisions related to affiliated transactions and custody (Section 17); provisions governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis. Where the Fund participates with a third party in a joint venture, and neither the Fund nor the third party primarily controls the joint venture, the Fund will not consider such a joint venture to be a Controlled Subsidiary. Other than investing in a Controlled Subsidiary or a joint venture, the Fund does not currently intend to invest through an entity in which the Fund owns more than 25% of the voting securities of the entity.

Investments in Commercial and Residential Real Estate Loans

The Fund intends to acquire commercial and residential real estate loans by directly originating the loans and by purchasing them from third party sellers. Although the Fund generally prefers the benefits of direct origination, the current market conditions have created situations where holders of residential and commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments. The experience of the Adviser’s management team in making distressed investments greatly augments Fund capabilities in this area. A focus of the Fund is to originate and invest in the following types of real estate loans:

Senior Mortgage Loans. The Fund may invest in senior mortgage loans that are predominantly three-to-five-year term loans providing capital for the acquisition, refinancing or repositioning of quality real estate and may be fixed or floating rate loans that immediately provide the Fund with current income, referred to as current-pay loans. The Fund expects that its senior mortgage loans will be primarily backed by properties located in the U.S. The Fund may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. Because of these attributes, this type of investment receives favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of these investments.

Subordinated Mortgage Loans, or B-Notes. The Fund may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, commonly referred to as B-Notes, secured by quality real estate properties primarily located in the U.S. The Fund may create subordinated mortgage loans by creating participations of the Fund’s directly originated first mortgage loans generally through syndications of senior interests or co-origination with a senior lender or the Fund may buy such assets directly from third party originators. Further, the Fund expects that the re- emergence of the CMBS and RMBS market will allow the Fund to originate first mortgage loans to property owners with near-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinate debt at attractive returns. Due to the current credit market weakness and resulting dearth of capital available in this part of the capital structure, the Fund believes that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Investors in subordinated mortgage loans are compensated for the increased risk of such assets from a pricing perspective as compared to first mortgage loans but still benefit from a lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is paid in full. Rights of holders of subordinated mortgage loans are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Mezzanine Loans. These are loans secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns residential or commercial real property. The Fund may own mezzanine loans directly or may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. Mezzanine loans may be either short (three to five year) or longer (up to 10 year) terms and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues if cash flow generated by the related property is not sufficient to pay current interest) and may provide for participation in the value or cash flow appreciation of the underlying property, which participation is known as an “equity kicker” as described below. The Fund believes that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market, mezzanine loans can be the key piece of capital to bridge the gap between senior debt and borrower equity during a refinance or acquisition. Therefore, the Fund expects to achieve favorable terms — both economic and structural — on the mezzanine loans in which the Fund invests. Investors in mezzanine loans are compensated for the increased risk of such assets from a pricing perspective and still benefit from the right to foreclose, in many instances more efficiently than senior mortgage debt. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take control on an expedited basis of the property-owning entity, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements that provide such holders with the right to cure certain defaults and control certain decisions of holders of any senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Nonetheless, these types of investments involve a higher degree of risk relative to a senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender if the mezzanine lender is unable to cure senior mortgage defaults. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on Fund mezzanine loans or debt senior to Fund loans, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt has been repaid.

Commercial and Residential Real Estate-Related Debt Securities

The Fund may invest in securities of any credit quality, maturity and duration to enhance its income and capital appreciation potential and to provide liquidity to the overall portfolio. This may include securities that are rated below investment grade by rating agencies, that would be rated below investment grade if they were rated, or unrated debt securities. The Adviser expects that a majority of the Fund’s real estate-related debt investments will be in secured, unrated real estate loans and debt, as well as debt securities that are rated investment grade.

In addition to the Fund’s focus on origination of and investments in residential and commercial real estate and residential and commercial real estate loans, the Fund may also invest in residential and commercial real estate-related debt securities such as CMBS, RMBS, CDOs, unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt. While the Fund may invest in any residential and commercial real estate-related debt securities, the Fund expect that the majority of these investments would be CMBS and RMBS.

CMBS. CMBS are commercial mortgages which are pooled together in a trust. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans. The commercial mortgage security is structured with credit enhancement to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially (AAA classes to equity).

The typical commercial mortgage is a five- or ten-year loan, with a 30-year amortization schedule and a balloon principal payment due on the maturity date. Most fixed-rate commercial loans have strong prepayment protection and require prepayment penalty fees or defeasance. The loans are structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors from foregone interest collections.

RMBS. RMBS are residential mortgages which are pooled together in a trust. RMBS directly or indirectly represent participations in, or are secured by, and payable from, mortgage loans secured by residential real property. Compared to more traditional debt securities, interest payments and principal repayments on RMBS are made more frequently (usually monthly), and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. These differences can result in significantly greater price and yield volatility than is the case with traditional debt securities.

CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage- backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.

Publicly Traded REIT Securities. The Fund may also choose to invest in the equity or senior unsecured debt securities of publicly traded equity REITs or mortgage REITs. Publicly traded REITs typically own large, diversified pools of commercial and residential real estate properties or loans. Most of these companies specialize in particular property types such as regional malls, office properties, loan portfolios, apartment properties and industrial warehouses. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.

Ratings of Residential and Commercial Real Estate-Related Debt Securities. For CMBS, RMBS, and CDOs, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment” grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. The Fund may invest in investment grade classes, non-investment grade classes or the equity of securitizations.

Residential and Commercial Properties

The Fund may acquire and develop residential and commercial properties for rental operations as multifamily buildings and/or for income producing properties. In each case, these residential and commercial properties must meet the Fund’s investment objectives and may include conventional multifamily properties, such as mid-rise, high-rise, and garden-style properties, as well as single family, new construction homebuilding, student housing, age-restricted properties (typically requiring at least one resident of each unit to be 55 or older), industrial, office, and retail properties. Specifically, the Fund may acquire real estate assets that may benefit from enhancement or repositioning and development assets. The Fund may purchase any type of property, including properties that require capital improvement or lease-up and land for development or new construction, to enhance shareholder returns. Location, condition, design and amenities are key characteristics for commercial and residential assets. The Fund focuses on major metropolitan areas and other markets and submarkets that are deemed likely to benefit from ongoing population shifts and/or that are poised for high growth potential.

The terms and conditions of any lease that the Fund enters into with residents may vary substantially; however, it is expected that a majority of the Fund’s leases will be standardized leases customarily used between landlords and tenants for the specific type and use of the property in the geographic area where the property is located. In the case of apartment communities, such standardized leases generally have terms of one year or less. All prospective residents for the Fund’s apartment communities are required to submit a credit application.

Residential and commercial real estate investments constitute a growing portion of the Fund’s sponsor’s historical investments, therefore the Fund intends to leverage its sponsor’s management team’s extensive prior experience in the residential and commercial real estate sectors, as well as its sponsor’s origination capabilities and extensive financial institution relationships to identify these investment opportunities that are appropriate for the Fund’s investment portfolio at the appropriate time in the real estate cycle. Certain owners of commercial real property are suffering distress. This fact and reduced demand by buyers for such properties has led to price reduction and as a result, the opportunity for higher returns. Improved economics may present an opportunity to acquire such properties. The Fund expects that its acquired properties would have occupancy levels consistent with the performance of the local market and would generate accretive and immediate cash flow. Although current market conditions may allow the Fund to acquire properties with little or no leverage, given the stabilized nature of the targeted properties, the Fund may apply modest levels of leverage to enhance investment returns. In particular, the Fund’s sponsor and its real estate professionals who have been performing services for the Fund on behalf of the Adviser have extensive experience in acquiring, managing and disposing of net lease properties. Net lease properties generally have a small number of tenants with longer leases and few or no landlord responsibilities. The Fund will manage and dispose of any real property assets it acquires in the manner that the Adviser determines is most advantageous to the Fund.

Other Real Estate Investments

The Fund may invest in private issuances of equity or debt securities of public companies; and in a loan, security or other full recourse obligations for which the business of the related obligor is significantly related to real estate.

These investments may or may not have a scheduled maturity and are expected to be of longer duration (five- to ten-year terms) than the Fund’s typical portfolio investment. Such investments are expected to be fixed rate (if they have a stated investment rate), and may have accrual structures and provide other distributions or equity participations in overall returns above negotiated levels. These investments are also expected to be collateralized or otherwise backed primarily by U.S. real estate collateral.

The Fund does not anticipate allocating a large amount of capital or time to these investments initially but as market conditions begin to improve the Fund believes that compelling opportunities will arise that should generate significant returns.

Investments in Government Sponsored Programs

If the Fund meets the qualifications established by the FDIC, the Fund may elect to invest in any existing or future programs sponsored by the government to facilitate the investment in assets of the type the Fund seeks to acquire for the Fund’s portfolio, to the extent consistent with the Fund’s investment strategies and objectives.

Other Possible Investments

Although the Fund expects that most of the Fund’s investments will be of the types described above, the Fund may make other investments. The Fund may invest in whatever types of interests in real estate- or debt- related assets that are believed to be in the Fund’s best interests. Although the Fund can purchase any type of interest in real estate- or debt-related assets, the Fund’s conflicts of interest policy and operating agreement do limit certain types of investments involving the Adviser, the Fund’s sponsor, their officers or any of their affiliates. See “Conflicts of Interest.”

Investment Process Overview

The Adviser has the authority to make all the decisions regarding the Fund’s investments consistent with the investment guidelines and borrowing policies approved by the Adviser’s investment committee and subject to the limitations in the Fund’s operating agreement and the direction and oversight of the Adviser’s investment committee. The Adviser’s investment committee must approve all investments other than investments in residential and commercial real estate loans and residential and commercial real estate-related debt securities, Publicly Traded Real Estate Securities, asset-backed securities, and cash management investments in money market and similar accounts. With respect to investments in residential and commercial real estate loans and residential and commercial real estate-related debt securities, Publicly Traded Real Estate Securities, asset- backed securities, and cash management investments in money market and similar accounts, the Adviser’s investment committee has adopted investment guidelines that the Adviser must follow when acquiring such assets on the Fund’s behalf without the approval of the Adviser’s investment committee. The Adviser’s investment committee will formally review at a duly called meeting our investment guidelines on an annual basis and the Fund’s investment portfolio on a quarterly basis or, in each case, more often as they deem appropriate. Changes to the Fund’s investment guidelines must be approved by the Adviser’s investment committee.

The Adviser focuses on the direct origination and select purchasing of commercial and residential real estate loans. It sources the Fund’s investments from new or existing customers, former and current financing and investment partners, third party intermediaries, competitors looking to share risk and securitization or lending departments of major financial institutions.

In selecting investments, the Adviser utilizes Rise Companies’ established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Adviser considers when evaluating prospective investment opportunities include:

•	macroeconomic conditions that may influence operating performance;

•	real estate market factors that may influence real estate lending and/or economic performance of the underlying real estate collateral, such as, but not limited to, prevailing discount rates, supply and demand, demographic trends (including population growth), construction and development dynamics, and government policies;

•	fundamental analysis of the underlying real estate collateral, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

•	the operating expertise and financial strength of the sponsor or borrower;

•	real estate and leasing market conditions affecting the underlying real estate collateral;

•	the cash flow in place and projected to be in place over the term of the loan;

•	the appropriateness of estimated costs and timing associated with capital improvements of the underlying real estate collateral;

•	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the underlying asset;

•	review of third-party reports, including appraisals, engineering and environmental reports;

•	physical inspections of underlying real estate collateral and analysis of markets; and

•	the overall structure of the investment and rights in the loan documentation.

If a potential investment meets the Adviser’s underwriting criteria, the Adviser will review the proposed transaction structure, including security, reserve requirements, cash flow sweeps, call protection and recourse provisions. The Adviser will evaluate the asset’s position within the overall capital structure and its rights in relation to other capital tranches. The Adviser will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the underlying real estate collateral.

Investment Strategy and Criteria Used in Selecting Investments

Within the Fund’s investment objective and policies, the Adviser’s Investment Committee has substantial discretion with respect to the selection of specific investments and the purchase and sale of the Fund’s assets. The Fund believes that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, the Adviser has developed a disciplined investment approach that combines the experience of the Adviser’s team of real estate and debt finance professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

The Adviser believes that active management is critical to creating value. The Adviser also develops a well- defined exit strategy for each investment the Fund makes. Specifically, the Adviser assigns an exit or refinance timeline to each asset the Fund acquires prior to its purchase as part of the original business plan for the asset. The Adviser then regularly re-evaluates the exit strategy of each asset in response to the performance of the individual asset, market conditions and the Fund’s overall portfolio objectives to determine the optimal time to sell the asset.

To execute the Fund’s disciplined investment approach, the Adviser’s team of real estate and debt finance professionals take responsibility for the business plan of each investment. The following practices summarize the Fund’s investment approach:

•	Market Research. The investment team extensively researches the acquisition and/or origination and underwriting of each investment, utilizing both real time market data and the transactional knowledge and experience of the team’s network of professionals and in market relationships.

•	Underwriting Discipline. The Fund follows a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, income tax considerations and liquidity. Only those assets meeting the Fund’s investment criteria will be accepted for inclusion in the Fund’s portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

•	Risk Management. Risk management is a fundamental principle in the construction of portfolios and in the management of each investment. Diversification of portfolios by investment type, investment size and investment risk is critical to controlling portfolio-level risk. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Adviser’s real estate and debt finance professionals review the operating performance and history of the joint-venture and development partners against projections and provide the oversight necessary to detect and resolve issues as they arise.

•	Asset Management. Prior to the purchase of an individual asset or portfolio, the Adviser closely works with the acquisition and underwriting teams to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Adviser reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. The Adviser has designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

On-going monitoring of the Fund’s investments is utilized to assist the Adviser in maintaining portfolio allocations and managing cash in-flows and outflows. The Adviser may strategically rebalance its targeted asset allocation mix according to the current market conditions, but will remain true to its fundamental analysis with respect to each real estate asset class and sector risk, as applicable, over time. The Adviser manages investments over a long-term time horizon while being mindful of the historical context of the capital markets. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

The period that the Fund holds its portfolio investments will vary depending on the type of asset, interest rates and other factors. The Adviser will develop a well-defined exit strategy for each investment made by the Fund. The Adviser will continually perform a hold-sell analysis on each asset in order to determine the optimal time to hold the asset and generate a strong return to the Shareholders. Economic and market conditions may influence the Fund to hold its investments for different periods of time. The Fund may sell an asset before the end of the expected holding period if the Adviser believes that market conditions have maximized its value to the Fund or the sale of the asset would otherwise be in the best interests of Shareholders.

Derivatives

Generally, derivatives are financial contracts whose value depends upon, or are derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. Under normal circumstances, the Fund will be exposed to the effect of interest rate changes, price changes and currency fluctuations and may seek to limit these risks by following established risk management policies and procedures including the use of derivatives. To mitigate exposure to variability in interest rates, derivatives may be used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

The Fund may use a variety of commonly used derivative products, including interest rate swaps, caps, collars, floors, options contracts, futures contracts, options (on securities, bonds, currencies, interest rates, indices or swaps), swaps (including interest rate, credit default, equity index and total return swaps) and other swap agreements for investment, hedging and risk management purposes. Subject to the Fund’s 80% investment policy, the Fund may also invest in Treasury futures, Eurodollar futures, interest rate swaps, swaptions or similar instruments and combinations thereof. For purposes of the Fund’s 80% policy, derivative instruments will be valued at their notional value consistent with the requirements of Rule 18f-4. The Fund will engage in derivative transactions only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a REIT for federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

Borrowing Policy

The Fund believes that the Fund’s sponsor’s ability to obtain both competitive interim and term financings and its relationships with top tier financial institutions should allow the Adviser to successfully employ moderate levels of borrowing in order to enhance the Fund’s returns to shareholders. Although the Fund’s investment strategy is not contingent on financing the Fund’s assets in the capital markets, our sponsor’s past experience and ability in structuring and managing match-funded, flexible term debt facilities and securitization vehicles should provide the Adviser with an advantage in potentially obtaining conservatively structured term financing for many of the Fund’s investments, to the extent available, through capital markets and other financing transactions, including allowing the Fund to be among the first to access the capital markets when conditions permit.

The Fund may use leverage to provide additional funds to support its investment activities. The Fund may employ leverage of not more than 33 1/3% of total assets as it is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), in order to provide more funds available for investment. The Fund believes that careful use of conservatively structured leverage will help achieve diversification goals and potentially enhance the returns on investments. The Adviser may from time to time modify the Fund’s leverage policy in its discretion.

Other Operating Policies

Credit Risk Management. The Fund may be exposed to various levels of credit and special hazard risk depending on the nature of the Fund’s underlying assets and the nature and level of credit enhancements supporting the Fund’s assets. The Adviser and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, the Fund seeks to diversify its portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. The Adviser’s Investment Committee will monitor the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining the Fund’s qualification for taxation as a REIT, the Fund follows an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. The Fund intends to minimize the Fund’s interest rate risk from borrowings by attempting to “match-fund”, which means the Adviser seeks to structure the key terms of the Fund’s borrowings to generally correspond to the interest rate term of the Fund’s assets and through hedging activities.

Hedging Activities. The Fund may engage in hedging transactions to protect its investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as the Fund determines is in the best interest of Shareholders, given the cost of such hedges and the need to maintain the Fund’s qualification for taxation as a REIT. The Fund may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. The Fund may elect to bear a level of interest rate risk that could otherwise be hedged when the Adviser believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Under the Fund’s operating agreement, the Fund has authority to issue an unlimited number of additional common shares or other securities. In particular, the Adviser is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Fund, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, the Adviser may elect to: (i) sell additional shares in this or future public offerings or (ii) issue equity interests in private offerings. To the extent the Fund issues additional equity interests after your purchase in this offering, your percentage ownership interest in the Fund will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Fund’s investments, you may also experience dilution in the book value and fair value of your shares.

Additional Information Regarding Investment Strategies

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

LEVERAGE

The Fund and certain special purpose vehicles in which the Fund invests may use leverage to provide additional funds to support their investment activities. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and incur entity level debt (non-mortgage debt at the Fund). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When  such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity or joint venture holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules. Where such special purpose vehicles are not a Controlled Subsidiary of the Fund (e.g. including as part of a non- controlled joint venture with a third party), the Fund would not consider the investments as giving rise to Fund leverage.

Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares of limited liability company interests (“Preferred Shares”) in an aggregate amount of up to 50% of the Fund’s total assets (i.e., for every dollar of Preferred Shares outstanding, the Fund is required to have at least two dollars of assets). Currently, the Fund has no intention to issue Preferred Shares. See “Risk Factors – Risks Related to the Fund’s Financing Strategy.”

The Fund may not use leverage at all times and the amount of leverage may vary depending upon a number of factors, including the Adviser’s outlook for the market and the costs that the Fund would incur as a result of such leverage. Any Borrowings and Preferred Shares would have seniority over the Shares. There is no assurance that the Fund’s leveraging strategy will be successful.

Any Borrowings and Preferred Shares (if issued) leverage your investment in Shares. Holders of Shares bear the costs associated with any Borrowings, and if the Fund issues Preferred Shares, holders of Shares bear the offering costs of the Preferred Share issuance. The Board may authorize the use of leverage through Borrowings and Preferred Shares without the approval of the holders of Shares.

The Fund is permitted in the future to negotiate with several large commercial lenders, including commercial banks and insurance companies, to arrange one or more credit facilities (each, a “Credit Facility”) pursuant to which the Fund would be entitled to borrow an amount up to approximately 33 1⁄3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage).

Under the 1940 Act, the Fund is not permitted to incur indebtedness unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33 1⁄3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage)). In addition, the Fund is not permitted to declare any cash distribution on its Shares unless, at the time of such declaration, the NAV of the Fund’s portfolio (determined deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%. Under the 1940 Act, the Fund may only issue one class of senior securities representing indebtedness.

The Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund’s future Credit Facilities may contain customary covenants that, among other things, limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. In connection with any new Credit Facility, the Fund may be required to pledge some or all of its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses. The Fund’s custodian will retain all assets, including those that are pledged, but the lenders of such Credit Facility may have the ability to foreclose on such assets in the event of a default under the Credit Facility pursuant to a tri-party arrangement among the Fund, its custodian and such lenders. The Fund’s custodian is not an affiliate of the Fund, as such term is defined in the 1940 Act. The Fund expects that any such Credit Facility would have customary covenant, negative covenant and default provisions. There can be no assurance that the Fund will enter into an agreement for any new Credit Facility on terms and conditions representative of the foregoing, or that additional material terms will not apply. In addition, if entered into, the Credit Facility may in the future be replaced or refinanced by one or more Credit Facilities having substantially different terms or by the issuance of Preferred Shares or debt securities.

Changes in the value of the Fund’s portfolio investments, including costs attributable to Borrowings or Preferred Shares, are borne entirely by the holders of the Shares. If there is a net decrease (or increase) in the value of the Fund’s investment portfolio, the leverage decreases (or increases) the NAV per share of Shares to a greater extent than if the Fund were not leveraged.

Utilization of leverage is a speculative investment technique and involves certain risks to holders of Shares. These include the possibility of higher volatility of the NAV of the Shares. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage is to cause holders of Shares to realize a higher rate of return than if the Fund were not so leveraged. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Shares is reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Shares than if the Fund were not so leveraged.

Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than Borrowings and outstanding Preferred Shares). Under the 1940 Act, the Fund may only issue one class of Preferred Shares.

In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than Borrowings and outstanding Preferred Shares satisfies the above-referenced 200% coverage requirement. If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain coverage of at least 200%.

If Preferred Shares are outstanding, two of the Fund’s Directors will be elected by the holders of Preferred Shares, voting separately as a class. The remaining Directors of the Fund will be elected by holders of Common Shares and Preferred Shares voting together as a single class. In the event that the Fund fails to pay dividends on the Preferred Shares for two years, holders of Preferred Shares would be entitled to elect a majority of the Directors of the Fund.

The Fund may be subject to certain restrictions imposed either by guidelines of a lender, if the Fund borrows from a lender, or by one or more rating agencies which may issue ratings for Preferred Shares. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will impede the Adviser from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. In addition to other considerations, to the extent that the Fund believes that the covenants and guidelines required by the rating agencies would impede its ability to meet its investment objective, or if the Fund is unable to obtain its desired rating on Preferred Shares, the Fund will not issue Preferred Shares.

Effects of Leverage

The following table illustrates the effect of leverage on Common Shares total return, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund.

The table further reflects the issuance of leverage representing approximately 12% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), net of expenses and the Fund’s currently projected annual interest on its leverage of 4.75%.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Shares Total Return	(12.01)%	(6.33)%	(0.65)%	5.03%	10.72%

Common Shares total return is composed of two elements: the Common Shares dividends and distributions paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest on its leverage) and gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0% the Fund must assume that the return it receives on its investments is entirely offset by losses in the value of those investments.

The Fund is a non-diversified, closed-end management investment company designed primarily as a long- term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. Your securities at any point in time may be worth less than you invested, even after taking into account the reinvestment of Fund dividends, distributions or interest payments, as applicable.

RISK FACTORS

An investment in the Fund’s Shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s Shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks of investing in the Fund. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

Commercial and Residential Real Estate Industry Risk

The Fund’s residential and commercial real estate and other real estate-related assets will be subject to the risks typically associated with real estate.

The Fund’s residential and commercial real estate debt investments and other real estate-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in the Fund acquiring ownership of the property. The Fund will not know whether the values of the properties ultimately securing the Fund’s loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, the Fund’s risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of the Fund’s loan investments. The Fund’s investments in residential and commercial real estate (including equity investments in real property) may be similarly affected by real estate property values. Therefore, the Fund’s investments will be subject to the risks typically associated with real estate.

The value of real estate may be adversely affected by a number of risks, including: (i) public health crises, pandemics and epidemics, such as those caused by current or new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and the novel coronavirus (COVID-19); (ii) natural disasters such as hurricanes, earthquakes and floods; (iii) acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001; (iv) adverse changes in national and local economic and real estate conditions; (v) an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants; (vi) changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws; (vii) costs of remediation and liabilities associated with environmental conditions affecting properties; and (viii) the potential for uninsured or underinsured property losses. The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the ability of the Fund’s borrowers to pay their loans, as well as on the value that the Fund can realize from assets the Fund originates, owns or acquires. In addition, to the extent the Fund makes equity investments in residential and commercial real estate, such investments will be subject to all of the risks associated with real estate described above.

Many of the Fund’s investments are illiquid and the Fund may not be able to vary the Fund’s portfolio in response to changes in economic and other conditions.

The illiquidity of the Fund’s target investments may make it difficult for the Fund to sell such investments if the need or desire arises. The senior mortgage loans, subordinated loans, mezzanine loans, and other loans and investments the Fund may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the residential and commercial real estate debt investments that the Fund may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, the Fund expects many of the Fund’s investments will be illiquid, and if the Fund is required to liquidate all or a portion of its portfolio quickly, the Fund may realize significantly less than the value at which the Fund has previously recorded its investments and the Fund’s ability to vary its portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect the Fund’s results of operations and financial condition.

Declines in the market values of Fund’s investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to Shareholders.

Some of the Fund’s assets are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to unrealized gain/loss without impacting net investment income on the Statement of Operations. The Fund may pause or halt the recording of the daily accretion/ amortization adjustment to the extent that interest income is not expected to be received due to a decline in the fair value of the securities.

A decline in the market value of the Fund’s assets may adversely affect the Fund particularly in instances where the Fund has borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require the Fund to post additional collateral to support the loan. If the Fund were unable to post the additional collateral, the Fund may have to sell assets at a time when it might not otherwise choose to do so. A reduction in credit available may reduce the Fund’s earnings and, in turn, cash available for distribution to Shareholders.

Further, credit facility providers may require the Fund to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow the Fund to satisfy its collateral obligations. As a result, the Fund may not be able to leverage the Fund’s assets as fully as it would choose, which could reduce the Fund’s return on equity. In the event that the Fund is unable to meet these contractual obligations, the Fund’s financial condition could deteriorate rapidly. Market values of the Fund’s investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that the Fund has that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm the Fund’s operations.

Many of the Fund’s investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in the Fund’s investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of residential and commercial real estate, including both commercial real estate and residential real estate properties. Declining real estate values will likely reduce the Fund’s level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that the Fund will incur losses on the loans in the event of default because the value of the Fund’s collateral may be insufficient to cover the Fund’s cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both the Fund’s net interest income from loans in the Fund’s portfolio as well as the Fund’s ability to originate, sell and securitize loans, which would significantly harm the Fund’s revenues, results of operations, financial condition, business prospects and the Fund’s ability to make distributions to Shareholders.

Insurance may not cover all potential losses on residential and commercial real estate Investments made by the Fund, which may impair the value of the Fund’s assets.

Tenants of real estate equity investments and borrowers under real estate debt investments often (though not in all cases) obtain comprehensive insurance covering the respective properties, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes, or terrorism that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair the Fund’s security and decrease the value of the property.

If the Fund overestimates the value or income-producing or incorrectly prices the risks of the Fund’s investments, the Fund may experience losses.

Analysis of the value or income-producing ability of a commercial or residential real estate Property investment is highly subjective and may be subject to error. The Fund will value its potential commercial or residential real estate equity investments based on yields and risks, taking into account estimated future losses on the commercial or residential real estate debt investments and the mortgaged property included in the securitization’s pools or select residential or commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that the risks relative to the price the Fund pays for a particular investment are underestimated, the Fund may experience losses with respect to such investment.

The leases on the properties underlying the Fund’s investments may not be renewed on favorable terms.

The properties underlying the Fund’s investments could be negatively impacted by the deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the poor economic conditions may reduce a tenants’ ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the value of the Fund’s investments may be adversely effected.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans the Fund makes or acquires may materially adversely affect the Fund’s investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and if applicable, subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on Fund’s investment.

Risk associated with new construction homebuilding and development of residential and commercial real estate projects may materially affect the Fund’s investment.

The Fund’s investments are subject to risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, changing project requirements, elevated costs for labor and materials, and unexpected construction hurdles that can increase construction costs. Financing risk may also exist should changes in construction costs or financial markets occur. Regulatory risks may exist should changes in regulation occur during construction or if the necessary permits are not secured prior to beginning construction.

The Fund is exposed to environmental liabilities with respect to properties to which the Fund takes title.

In the course of Fund’s business, the Fund may take title to real estate, and, if the Fund does take title, the Fund could be subject to environmental liabilities with respect to these properties. In such a circumstance, the Fund may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If the Fund ever becomes subject to significant environmental liabilities, the Fund’s business, financial condition, liquidity and results of operations could be materially and adversely affected.

Future disruptions in the financial markets, deteriorating economic conditions or public health crises could adversely impact the commercial and residential real estate market as well as the market for debt-related investments generally, which could hinder the Fund’s ability to implement the Fund’s business strategy and generate returns to Shareholders.

The Fund intends to originate and acquire a portfolio of commercial and residential real estate, Publicly Traded Real Estate Securities and other real estate-related assets. Economic conditions greatly increase the risks of these investments. The value of collateral securing any loan investment the Fund may make could decrease below the outstanding principal amount of such loan. In addition, revenues on the properties and other assets underlying any loan investments the Fund may make could decrease, making it more difficult for borrowers to meet their payment obligations to the Fund. Each of these factors would increase the likelihood of default and foreclosure, which would likely have a negative impact on the value of the Fund’s loan investment. More generally, the risks arising from the financial market and economic conditions are applicable to all of the investments the Fund may make. The risks apply to commercial and residential mortgage, mezzanine or bridge loans. They also apply to the debt and equity securities of companies that have investment objectives similar to the Fund’s objective.

Future disruptions in the financial markets, deteriorating economic conditions or public health crises may also impact the market for the Fund’s investments and the volatility of the Fund’s investments. The returns available to investors in the Fund’s targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of the Fund’s targeted investments may increase. As a result, the Fund may have fewer funds available to make distributions to investors. All of the factors described above could adversely impact the Fund’s ability to implement its investment strategy and make distributions to its Shareholders and could decrease the value of an investment in the Fund.

The Fund is exposed to risks inherent to residential real estate industry.

A number of the Fund’s investments in real estate assets are concentrated in the residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if the Fund’s business activities included a more significant portion of other sectors of the real estate industry. Investments in residential real estate are subject to various changes in real estate conditions, and any negative trends in real estate conditions may adversely affect the Fund’s investments through decreased revenues or increased costs. These conditions include: changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns; fluctuations in interest rates; the inability of residents and tenants to pay rent; the existence and quality of the competition, including the attractiveness of properties based on considerations such as convenience of location, rental rates, amenities and safety record; increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs; oversupply of apartments, single-family housing or a reduction in demand for real estate; and changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes.

Risks Related to Property Acquisition and Development

The Fund expects to engage in the strategy of acquiring, holding and financing land for future development. The risks inherent in financing, purchasing, owning, selling, and developing land increase as the demand for new homes and rentals decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. The Fund’s investments are subject to risks inherent in residential and commercial real estate generally as well as risks inherent to new construction and development, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, the risk that costs of construction materials or construction labor may rise materially during the development, overbuilding and price competition, decreased availability of suitable land, and changing government regulations (including zoning, usage and tax laws). In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, the Fund may hold certain land, and may acquire or finance additional land, in its development pipeline at a cost that the Fund may not be able to fully recover or at a cost which precludes profitable development.

The Fund may finance, own, and develop residential communities in concentrated geographic areas. Residential land development, construction, and lot sales can be highly cyclical and can be affected by the availability of mortgage financing, interest rates and local issues, including the availability of jobs, transportation and the quality of public schools. Once a development is undertaken, no assurances can be given that the Fund will be able to sell the various developed lots or rent the properties in a timely manner. Failure to sell such lots or rent the properties in a timely manner could result in significantly increased carrying costs and erosion or elimination of profit with respect to any development. In a recession or period of prolonged economic downturn, sales of lots and new rents can decline significantly. The Fund is exposed to these increased carrying costs and reduction of profit throughout this recessionary period until conditions improve.

In addition, actual construction and development costs with respect to development can exceed estimates for various reasons, including unknown site conditions. The timing of subdivision lot sales and unimproved or improved property sales are, by their nature, difficult to predict with any precision. Additionally, some of the Fund’s residential properties are multi-year projects, and market conditions may change between the time the Fund decides to develop a property and the time that all or some of the lots or tracts may be ready for sale. Similarly, the Fund may hold undeveloped land for long periods of time prior to development or sale. Any changes in market conditions between the time the Fund acquires land and the time it develops, rents, and/ or sells the land could cause the Fund’s estimates of proceeds and related profits from such sales or rents to be lower or result in an impairment charge. Periods of economic downturn can cause estimated sales prices to decline, increasing the likelihood that the Fund will be required to record one or more impairment charges. Estimates of sales, rents, and profits may differ substantially from actual sales, rents, and profits and as a result, the Fund’s results of operations may differ substantially from these estimates.

Risks Related to Specific Real Estate Property Types

The Fund’s portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Fund will subject to the risks associated with ownership of commercial and residential estate generally.

In addition to these general risks associated with commercial and residential real estate equity investments, the Fund will also be subject to special risks associated with particular sectors or types of commercial and residential real estate, including, but not limited to, the following:

Rental Properties. Rental properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, competition from numerous other retail channels, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, regulatory compliance costs, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily residential property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, short-term leases of multifamily units and the risk of declining market rent, significant vacancies which affect the resale value of multifamily properties, competition from other apartment communities for tenants, affordability of single-family homes as an alternative to multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Single Family Properties. The value and successful operation of a single family residential property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, the risk of declining market rent, competition from other institutional investors, affordability of multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to seasonal risks, adverse economic conditions, and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods, and the decline in manufacturing activity in the United States.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses (especially licensing and certification requirements for participation in government programs including obtaining certificates of need), adequacy of care, pharmaceutical distribution, reduction in reimbursement rates from third party payors such as Medicare or Medicaid, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays, regulatory delays concerning zoning or various licensing requirements, as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments, as well as short-term and seasonal leasing demands. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Many PropTech and FinTech companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. These companies could be negatively impacted by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers.

New Construction Homebuilding. Homebuilding projects are affected by several significant factors, including rising costs and decreased availability of suitable land; costs of construction labor and materials; overbuilding and price competition; consumer demand and confidence; labor availability; availability of construction financing and residential mortgages; and related interest rates

Risks of Investing Through Real Estate Investment Vehicles

By investing in a Real Estate Investment Vehicle, the Fund is indirectly exposed to risks associated with the Real Estate Investment Vehicle’s investments in residential and commercial real estate investments. Such investments may involve risks not otherwise present with other methods of investment, including, for instance, the following risks and conflicts of interest:

•	The Fund may not have sole decision-making authority with respect to a Real Estate Investment Vehicle (except any wholly owned Real Estate Investment Vehicle) regarding certain major decisions affecting the ownership of the vehicle or assets of the vehicle, and a co-investor, joint venture partner or other investor in the Real Estate Investment Vehicle could take actions that decrease the value of an investment to the Fund and lower the Fund’s overall return;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may have economic or other interests or goals that are inconsistent with the Fund’s interests or goals, including, for instance, the financing, management, operation, leasing or sale of the assets purchased by such Real Estate Investment Vehicle;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle that controls the management of the affairs of a Real Estate Investment Vehicle could become insolvent or bankrupt;

•	Fraud or other misconduct by a co-investor, joint venture partner or other investor that controls the management of the affairs of a Real Estate Investment Vehicle may have a materially adverse effect on the Fund’s investments;

•	Under certain arrangements, no party may have the power to control the Real Estate Investment Vehicle and, under certain circumstances, an impasse could result regarding cash distributions, reserves, or a proposed sale or refinancing of the investment, and this impasse could have an adverse impact on the Real Estate Investment Vehicle, which could adversely impact the operations and profitability of the vehicle and/or the amount and timing of distributions the Fund receives from such vehicle;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may be structured differently than the Fund for tax purposes and this could create conflicts of interest and risk to the Fund’s ability to qualify as a REIT for tax purposes;

•	The Fund may rely upon a co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle to manage the day-to-day operations of the Real Estate Investment Vehicle, as well as to prepare financial information for the vehicle, and any failure to perform these obligations may have a negative impact on the Fund’s performance and results of operations;

•	A co-investor, joint venture partner or other investor managing a Real Estate Investment Vehicle may experience a change of control, which could result in new management of such co-investor, joint venture partner or other investor with less experience or conflicting interests to the Fund and be disruptive to the Fund’s business;

•	A co-investor, joint venture partner or other investor in a Real Estate Investment Vehicle may be in a position to take action contrary to the Fund’s instructions or requests or contrary to the Fund’s policies or objectives, including the Fund’s policy with respect to maintaining its qualification as a REIT for tax purposes;

•	The terms of a Real Estate Investment Vehicle could restrict the Fund’s ability to sell or transfer its interest to a third party when it desires on advantageous terms, which could result in reduced liquidity; and

•	Because a Real Estate Investment Vehicle is not registered under the 1940 Act, the Fund, as an investor in the Real Estate Investment Vehicle, will not have all of the protections and substantive regulation of the 1940 Act offered to investors in registered investment companies. However, to the extent they are applicable to the investment activities of any Real Estate Investment Vehicle, such Real Estate Investment will be managed pursuant to the 1940 Act compliance policies and procedures of the Fund. Changes in the laws of the United States, under which the Fund and a Real Estate Investment Vehicle are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Real Estate Investment Vehicle to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders.

Any of the above might subject the Fund to liabilities and thus reduce its returns on investments through that Real Estate Investment Vehicle.

Property Manager Risk

The Adviser will hire property managers to manage properties held by the Fund, the Real Estate Investment Vehicles, or subsidiaries of the Real Estate Investment Vehicles. The property managers have significant decision-making authority with respect to the management of our properties. The Fund’s ability to direct and control how its properties are managed on a day-to-day basis may be limited because we engage other parties to perform this function. Thus, the success of the Fund's business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of leasing agents to lease vacancies in the properties. To the extent permitted by the 1940 Act, such property manager may also be affiliated with the Adviser and/or partners in joint ventures, which could result in conflicts of interest. Any adversity experienced by, or problems in the relationship with, the Fund’s property managers or leasing agents could impact the operation and profitability of our properties.

Risks of Investing in Private Real Estate Funds

The Fund may not have sole decision-making authority over the private real estate funds and may be unable to take actions to protect its interests in these investments.

Once the Adviser has selected private real estate funds in which it intends for the Fund to invest, the Adviser may have limited or no control over the investment decisions made by any such private real estate funds, although the Adviser may evaluate regularly each private real estate funds and its institutional asset manager to determine whether their respective investment programs are consistent with the Fund’s investment objective. Even though the private real estate funds are subject to certain constraints, the asset managers may change aspects of their investment strategies at any time. The Adviser’s ability to withdraw an investment or allocate away from the private real estate funds, may be constrained by limitations imposed by the private real estate funds, which may prevent the Fund from actively managing its portfolio away from underperforming private real estate funds or in uncertain markets. By investing in the Fund, a Shareholder will not be deemed to be an investor in any private real estate funds and will not have the ability to exercise any rights attributable to an investor in any such private real estate funds related to their investment. Such private real estate funds may impose another level of fees, both management and incentive fees, which would result in higher costs for the Fund and, therefore, for the Fund’s Shareholders.

The Fund may be subject to additional risks if it fails to meet a capital call from the private real estate funds.

Under the terms of the limited partnership agreements or limited liability company operating agreements, as applicable, of many of the private real estate funds in which the Fund intends to invest, the Fund will make commitments to make capital contributions in specified maximum amounts to such private real estate funds (each, a “Capital Contribution”) based on notices provided by the private real estate funds (each, a “Capital Call”). These Capital Contributions will be made from time to time generally on an as needed basis rather than upfront. The Capital Contributions would be used by the applicable private real estate funds to pay specified expenses of the private real estate funds and to make investments in a manner consistent with the investment strategy or guidelines established by the applicable private real estate funds. As a result, the Fund as an investor in a private real estate fund may be required to make a Capital Contribution to such private real estate fund without the benefit of an extensive notice period after a Capital Call and without regard to the Fund’s current financial condition and availability of cash to make such Capital Contribution.

The limited partnership agreement or limited liability company operating agreement, as applicable, of the applicable private real estate funds may contain detailed provisions regarding the failure of an investor in such private real estate funds to honor its Capital Contribution obligation. The consequences that may be imposed upon a defaulting investor in such private real estate funds include interest on overdue amounts, a loss of voting rights in the private real estate funds as long as the default is continuing, and (in many cases) a forced sale or forfeiture of the defaulting investor’s interest in the private real estate funds in favor of the other investors in such private real estate funds.

Because the Fund may have comparatively little notice of when or the amount in which a Capital Call will be made by a private real estate funds, and such Capital Call will be required regardless of the financial condition or availability of cash of the Fund, the Fund is subject to the risk that it may default on its obligation to make a Capital Contribution. Should the Fund default on its obligations to make a Capital Contribution, it may be required to pay interest on the overdue amounts, lose its voting rights in the private real estate funds, or be subject to a forced sale or forfeiture of all or a portion of its interest in the private real estate funds. In such instance, the Fund may experience an adverse effect on its investment in such private real estate funds, which could result in a negative impact to the Fund’s Shareholders.

The private real estate funds will not be registered as investment companies under the 1940 Act and as a result, the Fund will not have the benefit of the 1940 Act’s protective provisions.

The private real estate funds will not be registered as investment companies under the 1940 Act and, therefore, the Fund will not be able to avail itself of the protections of the 1940 Act with respect to the private real estate funds, including certain corporate governance protections, such as the requirement to have 40% of the board be Independent Directors, statutory protections against self-dealings and joint transactions by the institutional asset managers and their affiliates, and leverage limitations. Furthermore, some of the institutional asset managers for the private real estate funds may not be registered under the Advisers Act, meaning that the Fund will not be able to rely on the statutory protections of that Advisers Act either.

Certain private real estate fund investments may be short-lived assets and the Fund may not be able to reinvest capital in comparable investments.

Because certain private real estate fund investments are short-lived, the Fund may be unable to reinvest the distributions received from the private real estate funds in investments with similar returns, which could adversely impact the Fund’s performance.

The private real estate funds and REITs may pursue investment strategies that compete with each other or do not align with those of the Fund.

The Fund’s investments in any particular private real estate funds could increase the level of competition for the same trades that other private real estate funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to invest in or liquidate a position in a particular security at a price consistent with the Fund’s strategy.

The valuations of the Fund’s investments in the private real estate funds provided by the institutional asset managers of such private real estate funds may not be accurate or reliable.

The valuation of the Fund’s investments in private real estate funds will be determined by the institutional asset managers of those private real estate funds, which valuation may not be accurate or reliable. While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interests in private real estate funds are not publicly traded and the Fund will depend on appraisers, service providers, and the institutional asset manager to a private real estate fund to provide a valuation, or assistance with a valuation, of those investments. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a private real estate funds, as provided by an institutional asset manager for its assets as of a specific date, may vary from the actual sales price of its assets or any secondary market value price for the underlying fund’s interest, if such investments were sold to a third party.

The Fund’s investments in private real estate funds and certain Publicly Traded Real Estate Securities may be subject to the credit risks of the borrowers of debt investments held by such private real estate funds or certain Publicly Traded Real Estate Securities issuers.

The Fund’s investments in private real estate funds and certain Publicly Traded Real Estate Securities may be subject to the credit risks of any borrowers of the debt investments held by certain of the private real estate funds or Publicly Traded Real Estate Securities. There is a risk that borrowers to certain private real estate funds or Publicly Traded Real Estate Securities in which the Fund invests will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of an investment and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the investment. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of an investor’s investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Risks Related to the Fund’s Residential and Commercial Real Estate Loans

The residential and commercial real estate loan investments the Fund originates and invests in could be subject to delinquency, foreclosure and loss, which could result in losses to the Fund.

Commercial and residential real estate loans are secured by residential or commercial use property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. In addition, to the extent the Fund originates or acquire adjustable rate mortgage loans, such loans may contribute to higher delinquency rates because borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate.

In the event of any default under a mortgage loan held by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. The Fund expects that many of the residential and commercial real estate debt investments that the Fund originates will be fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, the Fund will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of Fund’s residential or commercial real estate debt investments and the underlying asset collateralizing the residential or commercial real estate debt investments is insufficient to satisfy the outstanding balance of the residential or commercial real estate debt investments, the Fund may suffer a loss of principal or interest. In addition, even if the Fund has recourse to a borrower’s assets, the Fund may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of the Fund’s investment in the defaulted mortgage loans, impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

Competition with third parties in acquiring and originating investments may reduce the Fund’s profitability and the return on a Shareholder’s investment.

The Fund has significant competition with respect to its acquisition and origination of assets with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors, many of which have greater resources than the Fund. The Fund may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If the Fund pays higher prices for investments or originate loans on more generous terms than the Fund’s competitors, the Fund’s returns will be lower and the value of the Fund’s assets may not increase or may decrease significantly below the amount the Fund paid for such assets. If such events occur, Shareholders may experience a lower return on their investments.

The Fund’s investments in subordinated commercial and residential real estate loans may be subject to losses.

The may acquire or originate subordinated commercial and residential real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the loan, the Fund may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, the Fund may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on the loan or on debt senior to the loan, or in the event of a borrower bankruptcy, the loan will be satisfied only after the senior debt is paid in full. Where debt senior to the loan exists, the presence of intercreditor arrangements may limit the Fund’s ability to amend its loan documents, assign the loans, accept prepayments, exercise the Fund’s remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

The mezzanine loans in which the Fund may invest involves greater risks of loss than senior loans secured by the same properties.

The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on Fund’s mezzanine loan or debt senior to the loan, or in the event of a borrower bankruptcy, the mezzanine loan will be satisfied only after the senior debt. As a result, the Fund may not recover some or all of its investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Controlled subsidiaries the Fund may invest in will be subject to specific risks relating to the particular subsidiary.

The Fund may invest in Controlled subsidiaries owning real estate where the Fund is entitled to receive a preferred economic return. Such investments may be subordinate to debt financing. These investments will involve special risks relating to the particular subsidiary, including the financial condition and business outlook of the subsidiary. To the extent these investments are subordinate to debt financing, they will also be subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the subsidiary to reinvest any redemption proceeds in lower yielding assets, (v) the possibility that earnings of the subsidiary may be insufficient to meet any distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the subsidiary during periods of rising interest rates and economic downturn. As a result, the Fund may not recover some or all of its capital, which could result in losses.

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of the Fund’s investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or may be rated as non-investment grade by the rating agencies. The non- investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss the Fund incurs may be significant and may reduce distributions to Fund’s Shareholders and adversely affect the value of the Fund’s Shares.

The Fund may invest in CMBS and RMBS, which are subject to several types of risks that may adversely impact Fund performance.

Commercial mortgage-backed securities, or CMBS, are bonds that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities the Fund may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

In a rising interest rate environment, the value of CMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of the Fund’s principal on these securities. The value of CMBS also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

Residential mortgage-backed securities, or RMBS, are bonds that evidence interests in, or are secured by, a single residential mortgage loan or a pool of residential mortgage loans. Accordingly, the mortgage-backed securities the Fund may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

The investment characteristics of RMBS differ from traditional debt securities. The major differences include the fact that interest payments and principal repayments on RMBS are made more frequently (usually monthly), and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. These differences can result in significantly greater price and yield volatility than is the case with traditional debt securities. Prepayments on a pool of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfer, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions. The timing and level of prepayments cannot be predicted. Generally, however, prepayments on fixed rate mortgage loans will increase during a period of falling mortgage interest rates and decrease during a period of rising mortgage interest rates. Accordingly, amounts available for reinvestment by the Fund are likely to be greater during a period of declining mortgage interest rates and, if general interest rates also decline, are likely to be reinvested at lower interest rates than the Fund was earning on the RMBS that were prepaid. During a period of rising interest rates, amounts available for reinvestment by the Fund are likely to be lower and the effective maturities of RMBS may extend.

CMBS and RMBS are also subject to several risks created through the securitization process. Certain subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBS or RMBS will not be fully paid. Subordinate securities of CMBS and RMBS are also subject to greater risk than those CMBS and RMBS that are more highly rated.

The Fund may not control the special servicing of the mortgage loans included in the CMBS in which the Fund invests and, in such cases, the special servicer may take actions that could adversely affect the Fund’s interests.

With respect to each series of CMBS in which the Fund may invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of CMBS in such series. The Fund may acquire classes of existing series of CMBS where it will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect the Fund’s interests.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

The Fund may invest in CDOs and such investments may involve significant risks.

The Fund may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS and RMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial or residential real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS or RMBS securitization where repayment of principal allows for redemption of bonds sequentially. To the extent the Fund invests in the equity securities of a CDO, the Fund will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior debt securities and its expenses. However, there will be little or no income or principal available to the CDO equity if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of the Fund’s investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

Changes in interest rates and/or credit spreads could negatively affect the value of the Fund’s investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to the Fund’s Shareholders.

The Fund may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. The Fund may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to Shareholders.

Prepayments can adversely affect the yields on the Fund’s investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Fund’s control, and consequently, such prepayment rates cannot be predicted with certainty. If the Fund is unable to invest the proceeds of such prepayments received, the yield on the Fund’s portfolio will decline. In addition, the Fund may acquire assets at a discount or premium and if the asset does not repay when expected, the Fund’s anticipated yield may be impacted. Under certain interest rate and prepayment scenarios the Fund may fail to recoup fully Fund’s cost of acquisition of certain investments.

Investments that are not United States government insured involve risk of loss.

The Fund may originate and acquire uninsured loans and assets as part of its investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, the Fund is subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, the Fund bears the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent the Fund suffers such losses with respect to its investments in such loans, the value of the Fund’s Shares may be adversely affected.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender’s ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

A borrower’s form of entity may cause special risks or hinder the Fund’s recovery.

Since most of the borrowers for the Fund’s residential and commercial real estate debt investments are legal entities rather than individuals, the Fund’s risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as “single-purpose entities.” Borrowers’ organizational documents or the terms of the mortgage loans may limit their activities to the ownership of only the related mortgaged property or properties and limit the borrowers’ ability to incur additional indebtedness. These provisions are designed to mitigate the possibility that the borrowers’ financial condition would be adversely impacted by factors unrelated to the mortgaged property and the mortgage loan in the pool.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Borrowers that are not single-purpose entities structured to limit the possibility of becoming insolvent or bankrupt, may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because the borrowers may be (i) operating entities with a business distinct from the operation of the mortgaged property with the associated liabilities and risks of operating an ongoing business or (ii) individuals that have personal liabilities unrelated to the property.

Risks Related to Publicly Traded Real Estate Securities

The Fund’s investments in the securities of publicly traded REITs will be subject to the risks affecting these REITs directly.

The Fund’s investments in the securities of publicly traded REITs will be subject to a variety of risks affecting those REITs directly. Investments (directly or indirectly) in REITs will subject the Fund to various risks. Share prices of publicly traded REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments, as rising interest rates can negatively impact the value of real estate securities. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

The Fund’s investments in the unsecured debt of publicly traded REITs will be subject to the credit risk of those REITs.

The Fund may also acquire senior unsecured debt of publicly traded REITs that acquire and hold real estate. Publicly traded REITs may own large, diversified pools of residential and commercial real estate properties or they may focus on a specific type of property, such as regional malls, office properties, apartment properties and industrial warehouses. Publicly traded REITs typically employ leverage, which magnifies the potential for gains and the risk of loss.

The Fund will face certain risks specific to its investments in real estate operating companies (REOCs).

The Fund’s investments in REOCs expose the Fund to unique risks associated with REOCs, including REOC management fees and expenses, volatility in trading markets, and poor performance of the REOC’s holdings. REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include:

fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

The Fund may invest in CMBS and RMBS, which are subject to several types of risks that may adversely impact the Fund’s performance.

Commercial mortgage-backed securities, or CMBS, are bonds that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities the Fund may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

In a rising interest rate environment, the value of CMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect the Fund against loss of Fund’s principal on these securities. The value of CMBS also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

Residential mortgage-backed securities, or RMBS, are bonds that evidence interests in, or are secured by, a single residential mortgage loan or a pool of residential mortgage loans. Accordingly, the mortgage-backed securities the Fund may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

The investment characteristics of RMBS differ from traditional debt securities. The major differences include the fact that interest payments and principal repayments on RMBS are made more frequently (usually monthly), and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. These differences can result in significantly greater price and yield volatility than is the case with traditional debt securities. Prepayments on a pool of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfer, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions. The timing and level of prepayments cannot be predicted. Generally, however, prepayments on fixed rate mortgage loans will increase during a period of falling mortgage interest rates and decrease during a period of rising mortgage interest rates. Accordingly, amounts available for reinvestment by the Fund are likely to be greater during a period of declining mortgage interest rates and, if general interest rates also decline, are likely to be reinvested at lower interest rates than the Fund was earning on the RMBS that were prepaid. During a period of rising interest rates, amounts available for reinvestment by the Fund are likely to be lower and the effective maturities of RMBS may extend.

CMBS and RMBS are also subject to several risks created through the securitization process. Certain subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBS or RMBS will not be fully paid. Subordinate securities of CMBS and RMBS are also subject to greater risk than those CMBS and RMBS that are more highly rated.

Credit markets, including the CMBS and RMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. For example, the COVID-19 pandemic caused significant market pricing and liquidity dislocation, causing a broad-based market decline across securities including CMBS and RMBS. Such market conditions could re-occur and would impact the valuations of the Fund’s investments in CMBS and RMBS and impair the Fund’s ability to sell such investments if it were required to liquidate all or a portion of its CMBS and RMBS investments quickly.

The Fund may not control the special servicing of the mortgage loans included in the CMBS in which the Fund may invest and, in such cases, the special servicer may take actions that could adversely affect the Fund’s interests.

With respect to each series of CMBS in which the Fund may invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of CMBS in such series. The Fund may acquire classes of existing series of CMBS where the Fund will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect the Fund’s interests.

Certain of the Fund’s Publicly Traded Real Estate Securities investments may be adversely affected by changes in credit spreads.

Certain Publicly Traded Real Estate Securities investments the Fund may invest in are subject to changes in credit spreads. When credit spreads widen, the economic value of the Fund’s investments decrease even if such investment is performing in accordance with its terms and the underlying collateral has not changed.

Commercial and residential real estate equity investments will be subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and Fund’s ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws), interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws. Commercial and residential real estate equity investments that the Fund make will be subject to such risks.

The Fund will face certain risks specific to its investments in ETFs.

The Fund may invest directly in public securities, including ETFs. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. Because ETFs trade on a securities exchange, their shares may trade at a premium or discount to their NAV. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money.

The Fund will incur brokerage costs if it buys or sells shares of an ETF and will also bear its proportionate share of the ETF’s fees and expenses, which are passed through to its shareholders. There can be no assurance that an active trading market for an ETF will develop or be maintained. In addition, there can be no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

Non-Listed Closed-End Interval Fund; Liquidity Risk

The Fund is a non-diversified, closed-end management investment company operating as an “interval fund” and designed primarily for long-term investors. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike many closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. The Fund is not intended to be a typical traded investment. Shareholders are also subject to transfer restrictions and there is no guarantee that they will be able to sell their Shares. If a secondary market were to develop for the Shares in the future, and a Shareholder is able to sell his or her Shares, the Shareholder will likely receive less than the  then-current NAV per Share. It is also likely that Shares would not be accepted as the primary collateral for a loan.

Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when or in the amount that you desire.

Repurchase Offers Risk

The Fund believes that repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request.

Non-Diversification Risk

As a “non-diversified” investment company, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. Therefore, the Fund may be more susceptible than a diversified fund to being adversely affected by events impacting a single borrower, geographic location, security or investment type. Further, a non-diversified fund is more vulnerable than a more broadly diversified fund to fluctuations in the values of the securities it holds. For these reasons, an investment in the Fund may fluctuate in value and have a greater degree of risk.

Certain commercial and residential real estate investments and other real estate-related assets in which the Fund invests may be in or secured by a single property or properties in one geographic location. These investments may carry the risks associated with significant geographical concentration. The Fund has not established and do not plan to establish any investment criteria to limit the Fund’s exposure to these risks for future investments. As a result, properties underlying the Fund’s investments may be overly concentrated in certain geographic areas, and the Fund may experience losses as a result. A worsening of economic conditions in the geographic area in which the Fund’s investments may be concentrated could have an adverse effect on Fund’s business, including reducing the demand for new financings, limiting the ability of customers to pay financed amounts and impairing the value of the Fund’s collateral.

Investment and Market Risk

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments on the Fundrise Platform by investors and engagement by real estate operators. Periods of economic slowdown or recession, inflation, supply chain disruptions, sanctions, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect the Fund’s demand among investors, which will impact the Fund’s results of operations.

During an economic downturn, it may also take longer for the Fund to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and the Fund could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect the Fund’s performance and, in turn, the Fund’s business, and negatively impact the Fund’s results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial and residential real estate industry, and hence the demand for Fund’s securities, which may in turn adversely affect the Fund’s revenues. The Fund is unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Political and diplomatic events within the United States, including a contentious domestic political environment, changes in political party control of one or more branches of the U.S. government, the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, the threat of a U.S. government shutdown, and disagreements over, or threats not to increase, the U.S. government’s borrowing limit (or “debt ceiling”), as well as political and diplomatic events abroad, may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. A downgrade of the ratings of U.S. government debt obligations, or concerns about the U.S. government’s credit quality in general, could have a substantial negative effect on the U.S. and global economies. Moreover, although the U.S. government has honored its credit obligations, there remains a possibility that the United States could default on its obligations. The consequences of such an unprecedented event are impossible to predict, but it is likely that a default by the United States would be highly disruptive to the U.S. and global securities markets and could significantly impair the value of the Fund’s investments.

The current worldwide financial market situation and various social and political tensions in the United States and around the world may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on the Fund’s business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Finally, public health crises, pandemics and epidemics, such as, for example, those caused by current or new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), may increase as international travel continues to rise and could adversely impact the Fund’s business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies. The financial markets may continue to be affected by these events and the Fund cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on the Fund’s investments. As a result of these factors, there can be no assurance that the Fund will be able to successfully monitor developments and manage the Fund’s investments in a manner consistent with achieving the Fund’s investment objective.

The COVID-19 pandemic caused severe economic, market and other disruptions worldwide. Conditions in the bank lending, capital and other financial markets may be affected by future pandemics, and that the Fund’s access to capital and other sources of funding may become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, public health crises, pandemics and epidemics may affect global economic conditions and ultimately decrease occupancy levels and pricing across the Fund’s portfolio and may cause one or more of the Fund’s tenants to be unable to meet their rent obligations to the Fund in full, or at all, or to otherwise seek modifications of such obligations. In addition, governmental authorities may enact laws that will prevent the Fund from taking action against tenants who do not pay rent. The extent of a global health crises’ effect on the Fund’s operational and financial performance will depend on many developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen, and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending and economic growth. Additionally, the Federal Reserve has in recent years raised certain benchmark interest rates in an effort to combat inflation. However, the Federal Reserve reduced benchmark interest rates in late 2024 and during 2025 to stimulate economic activity. President Trump’s economic policies such as higher tariffs, could prove inflationary. As such, inflation may continue in the near to median-term in the U.S. with the possibility that monetary policy may tighten in response. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time. The Adviser believes that the Federal Reserve’s continued restrictive monetary policy, often summarized as “higher for longer” may result in a “hard landing,” consistent with a recession.

In addition, public health concerns (such as the spread of infectious diseases, pandemics and epidemics), natural/environmental disasters, acts of God, political or social unrest, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, fire, wars and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on local, U.S. and world economies and markets generally. The Fund does not know how long the U.S. economy, financial markets and real estate markets and operations may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy, financial markets and real estate markets and operations. Those events also could have an acute effect on individual issuers or tenants or related groups of issuers or tenants. These risks also could adversely affect individual properties and investments, interest rates, secondary trading, risk of tenant defaults, decreased occupancy at the Fund’s properties, credit risk, inflation, deflation and other factors that could adversely affect the Fund’s investments and cause the Fund to lose value.

Delay in the Use of Proceeds Risk

The Fund relies upon the Adviser’s real estate and debt finance professionals to identify suitable investments. Rise Companies and other Fundrise entities also rely on these professionals for investment opportunities. To the extent that Adviser’s real estate and debt finance professionals face competing demands upon their time in instances when the Fund has capital ready for investment, the Fund may face delays in execution. The Fund could also suffer from delays in locating suitable investments as a result of the Fund’s reliance on the Adviser at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other Fundrise sponsored programs, some of which have investment objectives and employ investment strategies that are similar to those of the Fund. Further, it may be difficult for the Fund to invest the net offering proceeds promptly and on attractive terms. Delays the Fund encounters in the selection and origination of income-producing loans and other assets would likely limit the Fund’s ability to pay distributions to Shareholders and lower their overall returns. Similar concerns arise when there are prepayments, maturities or sales of the Fund’s investments.

The Fund’s ability to achieve its investment objective and to pay distributions depends upon the performance of the Adviser in the acquisition of the Fund’s investments and the ability of the Adviser to source loan origination opportunities for the Fund. The more money the Fund raises in the offering of its Shares, the greater the Fund’s challenge will be to invest all of the net offering proceeds on attractive terms. In some cases, the Fund may also depend upon the performance of third-party loan servicers to service the Fund’s loan investments. Except for the Fund’s 80% investment policy, Shareholders will have no opportunity to evaluate the economic merits or the terms of the Fund’s investments before making a decision to invest in the Fund. Shareholders must rely entirely on the management abilities of the Adviser and the loan servicers the Adviser may select. The Fund cannot assure Shareholders that the Adviser will be successful in obtaining suitable investments on financially attractive terms or that, if the Adviser makes investments on the Fund’s behalf, the Fund’s objective will be achieved.

Although the Fund currently intends to invest the proceeds from any sale of the Shares offered hereby as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. If the Fund is unable to find suitable investments promptly or deploy capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets. The rate of return on these investments, which affects the amount of cash available to make distributions, may be less than the return obtainable from the type of investments in the real estate industry the Fund seeks to originate or acquire. Such investments may also make it more difficult for the Fund to qualify as a REIT. Therefore, delays the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns. There can be no assurances as to how long it will take the Fund to invest the net proceeds from sales of Fund Shares. If the Fund would continue to be unsuccessful in locating suitable investments, the Fund may ultimately decide to liquidate.

This offering is being made on a “best efforts” basis, meaning that the Fund is only required to use its best efforts to sell the shares and has no firm commitment or obligation to purchase any shares in the offering. As a result, the amount of proceeds the Fund raises in the offering may be substantially less than the amount the Fund would need to create a diversified portfolio of investments. If the Fund is unable to raise substantial funds, the Fund will make fewer investments resulting in less diversification in terms of the type, number and size of investments that it makes. As a result, the value of a Shareholder’s investment may be reduced in the event the Fund’s assets underperform. Moreover, the potential impact of any single asset’s performance on the overall performance of the portfolio increases. In addition, the Fund’s ability to achieve its investment objective could be hindered, which could result in a lower return on the investments. Further, the Fund will have certain fixed operating expenses regardless of whether the Fund is able to raise substantial funds in this offering. The Fund’s inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, reducing the Fund’s net income and limiting its ability to make distributions.

Distributions Risk

The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Illiquid Investment Risk

Many of the Fund’s investments will be illiquid, including the Fund’s residential and commercial real estate investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid investments on acceptable terms, even under circumstances when the Adviser believes it would be in the best interests of the Fund to do so. The Fund cannot predict whether it will be able to sell any investment for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. The Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The Fund may be required to expend cash to correct defects or to make improvements before an asset can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. As a result, the Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. Limitations on the Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. The risks associated with illiquid investments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid investments.

Valuation Risk

The Fund is subject to valuation risk, which is the risk that one or more of the assets in which the Fund invests are priced incorrectly, due to factors such as incomplete data, market instability or human error. If the Fund ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.

The Adviser has been designated by the Board as the Fund’s valuation designee to make all fair value determinations with respect to the Fund’s portfolio investments, including the Fund’s commercial real estate investments, subject to the Board’s oversight. As the valuation designee, the Adviser has adopted and implemented procedures to be followed when making fair value determinations. Within the parameters of the Adviser’s valuation procedures, the valuation methodologies used to value the Fund’s real estate investments will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and third-party appraisals of the Fund’s real estate investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the Fund’s control and the control of the Adviser’s and the Fund’s independent third party valuation agents or pricing services. Valuations and appraisals of the Fund’s real estate investments are only conducted on a periodic basis. If the relevant asset’s value changes after such appraisal, it will be difficult for the Adviser to quantify the impact of such change and the necessary information to make a full assessment of the value may not be immediately available, which may require the Adviser to make an assessment of fair value with incomplete information. A material change in a real estate investment or a new appraisal of a real estate investment may have a material impact on the Fund’s overall NAV, resulting in a sudden increase or decrease to the Fund’s NAV per Share.

It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s CRE investments within every valuation, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies, an unanticipated structural or environmental event at a property or material changes in market, economic and political conditions globally and in the jurisdictions and sectors in which a property operates, may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the Fund’s NAV per share may not reflect a material event until such time as sufficient information is available and the impact of such an event on a property’s valuation is evaluated, such that the Fund’s NAV may be appropriately updated in accordance with the Fund’s valuation guidelines.

Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. It also may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Fund’s residential and commercial real estate investments between valuations, or to obtain complete information regarding any such events in a timely manner. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. The Adviser will rely on the independent third-party valuation agents’ or pricing services’ appraisals in determining the fair value of the residential and commercial real estate investments. There will be no retroactive adjustment in the valuation of such assets, the offering price of the Shares, the price the Fund paid to repurchase Shares or NAV-based fees the Fund paid to the Adviser to the extent such valuations prove to not accurately reflect the realizable value of the Fund’s assets. Because the price you will pay for Shares in this offering, and the price at which your Shares may be repurchased in a repurchase offer by the Fund, are based on NAV per Share, you may pay more than realizable value or receive less than realizable value for your investment if assets are mispriced. In addition, the participation of the Adviser’s personnel in the Fund’s valuation process could result in a conflict of interest, as the management fee paid to the Adviser is based on the value of the Fund’s assets.

Management Risk

Rise Companies is a development stage company and, as such, Rise Companies faces increased risks, uncertainties, expenses and difficulties.

In order for the Fund to be successful, the volume of investments and financings originated through the Fundrise Platform will need to increase, which will require Rise Companies to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on the Fundrise Platform. The Fundrise Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets. Rise Companies also expects to constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Fundrise Platform. If the Fund’s business grows substantially, Rise Companies may need to make significant new investments in personnel and infrastructure to support that growth. If Rise Companies is unable to increase the capacity of the Fundrise Platform and maintain the necessary infrastructure, or if Rise Companies is unable to make significant investments on a timely basis or at reasonable costs, Shareholders may experience delays in receipt of distributions on the Fund’s Shares, periodic downtime of the Fundrise Platform or other disruptions to Fund’s business and operations.

In addition, to continue the development of the Fundrise Platform, Rise Companies will require substantial additional funds. To meet such financing requirements in the future, Rise Companies may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Rise Companies’ business activities and options. Additional funding may not be available to it on favorable terms, or at all. If Rise Companies is unable to obtain additional funds for the operation of the Fundrise Platform, it may be forced to reduce or terminate its operations, which may adversely affect the Fund’s business and results of operations.

If the security of Shareholders’ confidential information stored in Rise Companies’ systems is breached or otherwise subjected to unauthorized access, Shareholders’ secure information may be stolen.

The Fundrise Platform may store investors’ bank information and other personally-identifiable sensitive data. The Fundrise Platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Symantec Corporation. However, any accidental or willful security breach or other unauthorized access could cause Shareholders’ secure information to be stolen and used for criminal purposes, and Shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Fundrise Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. Security breach, whether actual or perceived, would harm the Fund’s reputation, resulting in the potential loss of investors and adverse effect on the value of a Shareholder’s investment in the Fund.

Any significant disruption in service on the Fundrise Platform or in its computer systems could reduce the attractiveness of the Fundrise Platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the Fundrise Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of Rise Companies’ technology and its underlying hosting services infrastructure are critical to Rise Companies’ operations, level of customer service, reputation and ability to attract new users and retain existing users. Rise Companies’ hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). Rise Companies also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users’ access to the Fundrise Platform will be uninterrupted, error-free or secure. Rise Companies’ operations depend on the Hosting Provider’s ability to protect its and Rise Companies’ systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm the Fund’s systems, criminal acts and similar events. If Rise Companies’ arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, Rise Companies could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in Rise Companies’ service, whether as a result of an error by the Hosting Provider or other third-party error, Rise Companies’ own error, natural disasters or security breaches, whether accidental or willful, could harm the Fund’s ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm Rise Companies’ relationships with users of the Fundrise Platform and Rise Companies’ reputation. Additionally, in the event of damage or interruption, Rise Companies’ insurance policies may not adequately compensate Rise Companies for any losses that the Fund may incur. Rise Companies’ disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent the Fund from processing or posting payments on the corresponding investments, damage Rise Companies’ brand and reputation, divert Rise Companies’ employees’ attention, and cause users to abandon the Fundrise Platform.

The Fund’s ability to implement its investment strategy is dependent, in part, upon its ability to successfully conduct the offering through the Fundrise Platform, which makes an investment in the Fund more speculative.

The Fund will conduct the offering primarily through the Fundrise Platform, which is owned by Fundrise, LLC. The success of this offering, and the Fund’s ability to implement its investment strategy, is dependent upon the Fund’s ability to sell its Shares to investors through the Fundrise Platform. If the Fund is not successful in selling its Shares through the Fundrise Platform, the Fund’s ability to raise proceeds through this offering will be limited and the Fund may not have adequate capital to implement its investment strategy. If the Fund is unsuccessful in implementing its investment strategy, a Shareholder could lose all or a part of his or her investment.

The Fund relies on third-party banks and on third-party computer hardware and software. If the Fund is unable to continue utilizing these services, the Fund’s business and ability to service the corresponding project loans may be adversely affected.

The Fund and the Fundrise Platform rely on third-party and FDIC-insured depository institutions to process the Fund’s transactions, including payments of corresponding loans, processing of subscriptions under this offering and distributions to Shareholders. Under the Automated Clearing House (ACH) rules, if the Fund experiences a high rate of reversed transactions (known as “chargebacks”), the Fund may be subject to sanctions and potentially disqualified from using the system to process payments. The Fundrise Platform also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services.” This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the Fundrise Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, the Fund’s ability to process payments will suffer and Shareholders’ ability to receive distributions will be delayed or impaired.

If the Adviser fails to retain its key personnel, the Fund may not be able to achieve its anticipated level of growth and its business could suffer.

The Fund’s future depends, in part, on the Adviser’s ability to attract and retain key personnel. The Fund’s future also depends on the continued contributions of the executive officers and other key personnel of the Adviser, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer of Rise Companies, who is the Chief Executive Officer of the Adviser, is critical to the management of the Fund’s business and operations and the development of the Fund’s strategic direction. The loss of the services of the Chief Executive Officer or other executive officers or key personnel of the Adviser and the process to replace any of the Adviser’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of the Fund’s business objectives.

If the Fund’s techniques for managing risk are ineffective, the Fund may be exposed to unanticipated losses.

In order to manage the significant risks inherent in the Fund’s business, the Fund must maintain effective policies, procedures and systems that enable the Fund to identify, monitor and control the Fund’s exposure to market, operational, legal and reputational risks. The Fund’s risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If the Fund’s risk management efforts are ineffective, the Fund could suffer losses or face litigation, particularly from the Fund’s clients, and sanctions or fines from regulators. The Fund’s techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that the Fund might fail to identify or anticipate. Any failures in the Fund’s risk management techniques and strategies to accurately quantify such risk exposure could limit the Fund’s ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. The Fund’s more qualitative approach to managing those risks could prove insufficient, exposing the Fund to unanticipated losses in the Fund’s NAV and therefore a reduction in the Fund’s revenues.

The Fund may not be successful in allocating among its targeted asset classes, and there is no assurance that the Fund’s asset allocation will achieve the Fund’s investment objective or deliver positive returns.

The Fund may not allocate effectively among its targeted asset classes, and its allocations may be unsuccessful in achieving its investment objective. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively among the Fund’s target investments. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Competition Risk

The real estate lending market is competitive and rapidly changing. The Fund expects competition to persist and intensify in the future, which could harm the Fund’s ability to increase volume on the Fundrise Platform.

The Fund’s principal competitors include major banking institutions, private equity funds, real estate investment trusts, as well as online lending platforms that compete with the Fundrise Platform. Competition could result in reduced volumes, reduced fees or the failure of the Fundrise Platform to achieve or maintain more widespread market acceptance, any of which could harm the Fund’s business. In addition, in the future the Fund and the Fundrise Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. In particular, the Fund’s investment objective and strategies are similar to other REITs and for-sale housing funds sponsored by Rise Companies that are managed and advised by the Adviser. If any of these companies or any major financial institution decided to enter the online lending business, acquire one of the Fund’s existing competitors or form a strategic alliance with one of the Fund’s competitors, the Fund’s ability to compete effectively could be significantly compromised and the Fund’s operating results could be harmed.

Most of the Fund’s current or potential competitors have significantly more financial, technical, marketing and other resources than the Fund does and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. The Fund’s potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than the Fun has. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If the Fund or the Fundrise Platform are unable to compete with such companies and meet the need for innovation, the demand for the Fundrise Platform could stagnate or substantially decline.

Furthermore, the Fund’s success in part depends on its ability to acquire or finance land suitable for residential homebuilding, single-family homes for rent, industrial, and multifamily at reasonable prices. There is strong competition among homebuilders and developers for land that is suitable for development. The future availability of suitable undeveloped land and finished and partially finished developed lots depends on a number of factors outside the Fund’s control, including land availability in general competition with other developers, homebuilders, and land buyers for desirable property, inflation in land prices, zoning allowable housing density and other regulatory requirements. As competition for suitable land increases and as available land is developed, the cost of acquiring or financing suitable remaining land could rise and the availability of suitable land at acceptable prices may decline. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit the Fund’s ability to finance, develop, or purchase new communities or result in increased land costs.

Interest Rate Risk

The Fund’s financial performance will be influenced by changes in interest rates; in particular, such changes may affect certain of the Fund’s residential and commercial real estate debt investments and Publicly Traded Real Estate Securities to the extent such debt does not float as a result of floors or otherwise. Changes in interest rates, including changes in expected interest rates or “yield curves,” may affect the Fund’s business in a number of ways. Changes in the general level of interest rates can affect the Fund’s net interest income, which is the difference between the interest income earned on the Fund’s interest-earning assets and the interest expense incurred in connection with its interest-bearing borrowings and hedges. Changes in the level of interest rates also can affect, among other things, the Fund’s ability to acquire certain of the Publicly Traded Real Estate Securities at attractive prices, acquire or originate certain of the residential and commercial real estate debt investments at attractive prices, and enter into hedging transactions.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Fund’s control. If market interest rates continue to increase further in the future, the interest rate on any variable rate borrowings will increase and will create higher debt service requirements, which would adversely affect the Fund’s cash flow and could adversely impact the Fund’s results of operations. Interest rate changes may also impact the Fund’s NAV as certain Publicly Traded Real Estate Securities, residential and commercial real estate debt investments, and hedge derivatives, if any, are marked to market. Generally, as interest rates increase, the value of the Fund’s fixed rate securities decreases, which will decrease the book value of the Fund’s equity.

Furthermore, shifts in the U.S. Treasury yield curve reflecting an increase in interest rates would also affect the yield required on certain of the Publicly Traded Real Estate Securities and residential and commercial real estate debt investments and therefore their value. For instance, increasing interest rates would reduce the value of the fixed rate assets the Fund holds at the time because the higher yields required by increased interest rates result in lower market prices on existing fixed rate assets in order to adjust the yield upward to meet the market and vice versa. This would have similar effects on the Fund’s Publicly Traded Real Estate Securities and residential and commercial real estate debt investments and the Fund’s financial position and operations as a change in interest rates generally.

Below Investment Grade (High Yield or Junk) Securities Risk

The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. Lower grade securities may be particularly susceptible to economic downturns and are inherently speculative. It is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in Shares, both in the short- term and the long-term.

Risks Related to the Fund’s Financing Strategy

The Fund may be unable to obtain financing required to acquire or originate investments as contemplated in its investment strategy, which could compel it to restructure or abandon a particular acquisition or origination and harm its ability to make distributions.

The Fund expects to fund a portion of its investments with financing. The Fund’s business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. There can be no assurance that any financing will be available to the Fund in the future on acceptable terms, if at all, or that it will be able to satisfy the conditions precedent required to use its credit facilities, if entered into, which could reduce the number, or alter the type, of investments that the Fund would make otherwise. This may reduce the Fund’s income. To the extent that financing proves to be unavailable when needed, the Fund may be compelled to modify its investment strategy to optimize the performance of the portfolio. Any failure to obtain financing could have a material adverse effect on the continued development or growth of the Fund’s business and harm the Fund’s ability to operate and make distributions.

In a period of rising interest rates, the Fund’s interest expense could increase while the interest it earns on its fixed-rate assets or LIBOR capped floating rate assets would not change, which would adversely affect the Fund’s profitability.

The Fund’s operating results will depend in large part on differences between the income from the Fund’s assets less its operating costs, reduced by any credit losses and financing costs. Income from the Fund’s assets may respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Fund’s net income. Increases in these rates may decrease the Fund’s net income and fair value of the Fund’s assets. Interest rate fluctuations resulting in the Fund’s interest expense exceeding the income from the Fund’s assets would result in operating losses for the Fund and may limit the Fund’s ability to make distributions. In addition, if the Fund needs to repay existing borrowings during periods of rising interest rates, it could be required to liquidate one or more of its investments at times that may not permit realization of the maximum return on those investments, which would adversely affect the Fund’s profitability.

The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as Secured Overnight Financing Rate (“SOFR”), a term SOFR rate published by 139 CME Group Benchmark Administration Limited (CBA) calculated using certain derivatives markets (“Term SOFR”), another rate determined using SOFR values, London Interbank Offer Rate (“LIBOR”), EURIBOR and other similar types of reference rates (each, a “Reference Rate”). On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (FCA) which regulates LIBOR, announced that the FCA would no longer persuade nor compel banks to submit rates for the calculation of LIBOR and certain other Reference Rates after 2021. All LIBOR settings have ceased to be published as of September 2024 and the Fund has transitioned to successor or alternative reference rates. The  termination of LIBOR and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition. To identify a successor rate for USD LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve and the Federal Reserve Bank of New York, was formed. The ARRC has identified the SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. On July 29, 2021, the ARRC also formally recommended the use of forward-looking Term SOFR rates published by CME Group Benchmark Administration Limited (CBA). A substantial portion of floating rate investments by the Fund may be linked to SOFR, Term SOFR or another rate determined using SOFR. This transition from LIBOR to alternative reference rates and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition.

The Fund may use short-term borrowings to finance its investments and it may need to use such borrowings for extended periods of time to the extent it is unable to access long-term financing. This may expose the Fund to increased risks associated with decreases in the fair value of the underlying collateral, which could have an adverse impact on the Fund’s results of operations.

While the Fund expects to seek non-recourse, long-term financing through securitization financing transactions or other structures, such financing may be unavailable to it on favorable terms or at all. Consequently, the Fund may be dependent on short-term financing arrangements that are not matched in duration to its financial assets. Short-term borrowing through repurchase arrangements, credit facilities and other types of borrowings may put the Fund’s assets and financial condition at risk. Any such short-term financing may also be recourse to the Fund, which will increase the risk of its investments. The Fund’s financing structures may economically resemble short-term, floating-rate financing and usually require the maintenance of specific loan-to-collateral value ratios and other covenants. In the event that the Fund is unable to meet the collateral obligations for its short-term financing arrangements, the Fund’s financial condition could deteriorate rapidly.

The Fund may use leverage to provide additional funds to support its investment activities. The Fund may employ leverage of not more than 33 1/3% of total assets as it is limited to 33 1/3% of the Fund’s total assets (less all liabilities and indebtedness not represented by 1940 Act leverage), in order to provide more funds available for investment, which may increase the risk of loss associated with its investments.

The Fund and certain special purpose vehicles in which the Fund invests may use leverage to provide additional funds to support their investment activities. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and incur entity level debt (non-mortgage debt at the Fund level). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund, and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity or joint venture holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules. Where such special purpose vehicles are not a Controlled Subsidiary of the Fund (e.g. including as part of a non- controlled joint venture with a third party), the Fund would not consider the investments as giving rise to Fund leverage.

The Fund will pay (and stockholders will bear) any costs and expenses relating to the use of leverage by the Fund, to the extent the Fund bears such costs, which will result in a reduction in the NAV of the Shares.

Leverage may result in greater volatility of the NAV of, and distributions on, the Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from Borrowings or the issuance of Preferred Shares, if any, are borne entirely by holders of Shares. Shares income may fall if the interest rate on Borrowings or the dividend rate on Preferred Stock rises, and may fluctuate as the interest rate on Borrowings or the dividend rate on Preferred Shares varies. So long as the Fund is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage will be to cause holders of Shares to realize higher current net investment income than if the Fund were not so leveraged. On the other hand, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to holders of Shares will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to holders of Shares than if the Fund were not so leveraged.

Any decline in the NAV of the Fund will be borne entirely by holders of Shares. Therefore, if the market value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to holders of Shares than if the Fund were not leveraged.

Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral. Such restrictions may be more stringent than those imposed by the 1940 Act and limit the Fund’s ability to effectively manage its portfolio.

In addition, the Fund may enter into investment management techniques (including reverse repurchase agreements and derivative transactions) that have similar effects as leverage, but which are not subject to the foregoing 33 1⁄3% limitation if effected in compliance with applicable SEC rules and guidance with respect to derivative transactions. Alternatively, if the Fund does not determine to treat reverse repurchase agreements or similar financing transactions as derivative transactions, the Fund will comply with the asset coverage requirements of Section 18 of the 1940 Act with respect to the Fund’s use of reverse repurchase agreements and similar financing transactions.

The SEC adopted Rule 18f-4 under the 1940 Act, which provides for the regulation of registered investment companies’ use of derivatives and certain related instruments. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into and replaces the asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act, among other requirements. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives (that is, the Fund’s derivatives exposure does not exceed 10 percent of its net assets, as calculated in accordance with Rule 18f-4) may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. Currently, the Fund is a limited derivatives user under Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund. The Fund is designated as a limited derivatives user (as defined in Rule 18f-4).

There can be no assurance that the Fund’s leveraging strategy will be successful.

Hedging against interest rate exposure may adversely affect the Fund’s earnings, limit the Fund’s gains or result in losses, which could adversely affect cash available for distribution to Shareholders.

The Fund may enter into interest rate swap agreements or pursue other interest rate hedging strategies. The Fund’s hedging activity, if any, will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect the Fund because, among other things: (i) interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates; (ii) available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought; (iii) the duration of the hedge may not match the duration of the related liability or asset; (iv) Fund’s hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT tax qualification; (v) the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs Fund’s ability to sell or assign Fund’s side of the hedging transaction; (vi) the party owing money in the hedging transaction may default on its obligation to pay; and (vii) the Fund may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money. Any hedging activity the Fund engages in may adversely affect the Fund’s earnings, which could adversely affect cash available for distribution to Shareholders. Therefore, while the Fund may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if the Fund had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, the Fund may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Fund from achieving the intended hedge and expose the Fund to risk of loss.

Credit facilities may contain recourse obligations and any default could materially adversely affect the Fund’s business, liquidity and financial condition.

The Fund may finance certain of its investments through the use of repurchase agreements with one or more financial institutions. Obligations under certain repurchase agreements could be recourse obligations to the Fund and any default thereunder could result in margin calls and further force a liquidation of assets at times when the pricing may be unfavorable to the Fund. The Fund’s default under such repurchase agreements could negatively impact the Fund’s business, liquidity and financial condition.

The Fund may enter into a variety of arrangements to finance its investments, which may require it to provide additional collateral and significantly impact the Fund’s liquidity position.

The Fund may use a variety of structures to finance its investments. To the extent these financing arrangements contain mark-to-market provisions, if the market value of the investments pledged by the Fund declines due to credit quality deterioration, it may be required by its lenders to provide additional collateral or pay down a portion of its borrowings. In a weakening economic environment, the Fund would generally expect credit quality and the value of the investment that serves as collateral for its financing arrangements to decline, and in such a scenario, it is likely that the terms of its financing arrangements would require partial repayment from it, which could be substantial. Posting additional collateral to support its financing arrangements could significantly reduce the Fund’s liquidity and limit its ability to leverage its assets. In the event the Fund does not have sufficient liquidity to meet such requirements, its lenders can accelerate its borrowings, which could have a material adverse effect on the Fund’s business and operations.

Lenders may require the Fund to enter into restrictive covenants relating to its operations, which could limit the Fund’s ability to make distributions.

When providing financing, a lender may impose restrictions on the Fund that affect its distribution and operating policies and its ability to incur additional borrowings. Financing arrangements that the Fund may enter into may contain covenants that limit its ability to further incur borrowings and restrict distributions to the shareholders or that prohibit it from discontinuing insurance coverage or replacing the Investment Adviser. Credit facilities the Fund may enter into may contain financial covenants, including a minimum unrestricted cash covenant. These or other limitations would decrease the Fund’s operating flexibility and its ability to achieve its operating objectives, including making distributions.

Derivatives Risk

The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes. The Fund may invest without limitation in Treasury futures, interest rate swaps, swaptions or similar instruments and combinations thereof. A derivative is a financial contract whose value depends on changes in the value of one or more underlying assets or reference rates. Derivatives are subject to a number of risks described elsewhere in this prospectus, such as liquidity risk, interest rate risk and management risk. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. Changes in the credit quality of the companies that serve as the Fund’s counterparties with respect to its derivative transactions will affect the value of those instruments. By using derivatives that expose the Fund to counterparties, the Fund assumes the risk that its counterparties could experience financial hardships that could call into question their continued ability to perform their obligations. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. As a result, concentrations of such derivatives in any one counterparty would subject the Fund to an additional degree of risk with respect to defaults by such counterparty. Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. If the Fund invests in a derivative instrument, it could lose more than the principal amount invested. Rule 18f-4 under the 1940 Act, among other things, requires that the Fund either use derivatives in a limited manner or comply with an outer limit on fund leverage risk based on value-at-risk. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

Derivative instruments can be illiquid, may disproportionately increase losses, and may have a potentially large impact on Fund performance.

Risks Related to the Fund’s Tax Status as a REIT

Failure to maintain its REIT tax status would cause the Fund to be taxed as a regular corporation, which would substantially reduce funds available for distributions to Shareholders.

The Fund believes that its organization, prior and proposed ownership and method of operation will enable the Fund to meet the requirements for qualification as a REIT for tax purposes. However, the Fund cannot assure Shareholders that it will qualify as such. This is because qualification as a REIT for tax purposes involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within the Fund’s control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for tax purposes or the U.S. federal income tax consequences of such qualification.

If the Fund fails to maintain its REIT tax status in any taxable year, the Fund will face serious tax consequences that will substantially reduce the funds available for distributions to Shareholders because: (i) the Fund would not be allowed a deduction for dividends paid to shareholders in computing Fund’s taxable income and would be subject to U.S. federal income tax at regular corporate rates; and (ii) unless the Fund is entitled to relief under certain U.S. federal income tax laws, the Fund could not re-elect REIT tax status until the fifth calendar year after the year in which the Fund failed to maintain its REIT status.

In addition, if the Fund fails to maintain its REIT tax status, the Fund will no longer be required to make distributions. As a result of all these factors, the Fund’s failure to maintain its REIT tax status could impair the Fund’s ability to expand the Fund’s business and raise capital, and it would adversely affect the value of the Fund’s Shares. See “U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to the Fund and its Shares.

Even if the Fund maintains its REIT tax status, the Fund may owe other taxes that will reduce the Fund’s cash flows.

Even if the Fund qualifies for taxation as a REIT, the Fund may be subject to certain U.S. federal, state and local taxes on the Fund’s income and assets, on taxable income that the Fund does not distribute to its Shareholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent the Fund satisfies the 90% distribution requirement but distributes less than 100% of the Fund’s REIT taxable income, the Fund will be subject to U.S. federal corporate income tax on the Fund’s undistributed taxable income and gain. The Fund also will be subject to a 4% nondeductible excise tax if the actual amount that the Fund distributes to its Shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, the Fund is subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless the Fund complies with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (a “TRS”). Further, any TRS that the Fund establishes will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to Shareholders.

REIT distribution requirements could adversely affect the Fund’s liquidity and may force the Fund to borrow funds during unfavorable market conditions.

In order to maintain the Fund’s REIT tax status and to meet the REIT distribution requirements for tax purposes, the Fund may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, the Fund may need to reserve cash (including proceeds from this offering) to satisfy the Fund’s REIT distribution requirements for tax purposes, even though there are attractive investment opportunities that may be available. To maintain its REIT tax status, the Fund generally must distribute to Fund’s Shareholders at least 90% of the Fund’s net taxable income each year, excluding capital gains. In addition, the Fund will be subject to corporate income tax to the extent the Fund distributes less than 100% of its taxable income including any net capital gain. The Fund intends to make distributions to Fund’s Shareholders to comply with the requirements of the Code for maintaining REIT tax status and to minimize or eliminate the Fund’s corporate income tax obligation to the extent consistent with the Fund’s business objectives. The Fund’s cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, limitations on interest expense and net operating loss deductibility, the creation of reserves or required debt service or amortization payments. The Fund generally is required to accrue income from mortgage loans, mortgage-backed securities, and other types of debt instruments currently over the term of the asset, even if the Fund does not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans the Fund holds that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of Fund’s cash flows to cover the Fund’s distribution requirements could have an adverse impact on the Fund’s ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain the Fund’s REIT tax status. In addition, the Fund will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Fund in any calendar year are less than the sum of 85% of the Fund’s ordinary income, 95% of Fund’s capital gain net income and 100% of Fund’s undistributed income from prior years. To address and/or mitigate some of these issues, the Fund may make taxable distributions that are in part paid in cash and in part paid in the Fund’s Shares. In such cases Shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards the Fund’s distribution requirement, in which case adverse consequences could apply.

If the Fund fails to invest a sufficient amount of the net proceeds from selling the Fund’s Shares in real estate assets within one year from the receipt of the proceeds, the Fund could fail to maintain its REIT tax status.

Temporary investment of the net proceeds from sales of the Fund’s Shares in short-term securities and income from such investment generally will allow the Fund to satisfy various REIT income and asset requirements for tax purposes, but only during the one-year period beginning on the date the Fund receives the net proceeds. If the Fund is unable to invest a sufficient amount of the net proceeds from sales of the Fund’s Shares in qualifying real estate assets within such one-year period, the Fund could fail to satisfy one or more of the gross income or asset tests and/or the Fund could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If the Fund fails to satisfy any such income or asset test, unless the Fund is entitled to relief under certain provisions of the Code, the Fund could fail to maintain its REIT tax status.

If the Fund forms a taxable REIT subsidiary (TRS), the Fund’s overall tax liability could increase.

Any TRS the Fund forms will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although the Fund’s ownership of any TRSs may allow the Fund to participate in the operating income from certain activities that the Fund could not participate in without violating the REIT income tests requirements of the Code for tax purposes or incurring the 100% tax on gains from prohibited transactions, the TRS through which the Fund earns such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to the Fund; however, any dividends received by the Fund from its domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test, for tax purposes. See “U.S. Federal Income Tax Considerations – Income Tests” for additional information.

Although the Fund’s use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain the Fund’s qualification for taxation as a REIT, there are limits on the Fund’s ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize the Fund’s REIT qualification and may result in the application of a 100% excise tax.

A fund that qualifies for taxation as a REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a fund that qualifies for taxation as a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the fund that qualifies for taxation as a REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of assets of a fund that qualifies for taxation as a REIT may consist of stock or securities of one or more TRSs. The rules impose a 100% excise tax on certain transactions between a TRS and its parent fund that qualifies for taxation as a REIT that are not conducted on an arm’s-length basis. The Fund may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to the Fund but is not required to be distributed to the Fund. The Fund will monitor the value of its respective investments in any TRSs the Fund may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure the Fund’s transactions with any such TRSs on terms that the Fund believes are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that the Fund will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by funds that qualify for taxation as REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. Shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by funds that qualify for taxation as REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 37% maximum U.S. federal income tax rate on ordinary income when paid to such Shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in funds that qualify for taxation as REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of funds that qualify for taxation as REITs, including the Fund’s Shares. However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include the Fund’s dividends received by a non-corporate U.S. Shareholder that the Fund does not designate as capital gain dividends and that are not qualified dividend income.

Complying with REIT requirements for tax purposes may cause the Fund to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify for taxation as a REIT, the Fund must continually satisfy tests concerning, among other things, the sources of the Fund’s income, the nature and diversification of Fund’s assets, the amounts the Fund distributes to its Shareholders and the ownership of the Fund’s Shares. The Fund may be required to make distributions to its Shareholders at disadvantageous times or when the Fund does not have funds readily available for distribution. Thus, compliance with the REIT requirements for tax purposes may, for instance, hinder the Fund’s ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to the Fund and its Shareholders, or may require the Fund to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder Fund’s investment performance. As a fund that qualifies for taxation as a REIT, at the end of each calendar quarter, at least 75% of the value of the Fund’s assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of the Fund’s investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of Fund’s total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of Fund’s total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of Fund’s total assets may be represented by debt instruments of publicly offered funds that qualify for taxation as REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if the Fund fails to comply with these requirements at the end of any subsequent calendar quarter, the Fund must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing Fund’s REIT tax status. As a result, the Fund may be required to liquidate from the Fund’s portfolio or forego otherwise attractive investments. These actions could have the effect of reducing the Fund’s income and amounts available for distribution to Shareholders.

The Fund may be restricted from acquiring, transferring or redeeming certain amounts of the Fund’s Shares.

In order to maintain Fund’s REIT tax status, among other requirements, no more than 50% in value of the Fund’s outstanding Shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election for tax purposes is made. To assist the Fund in qualifying for taxation as a REIT, the Fund’s LLC Agreement contains an aggregate Share ownership limit and a Common Shares ownership limit. Generally, any of the Fund’s Shares owned by affiliated owners will be added together for purposes of the aggregate Share ownership limit, and any Common Shares owned by affiliated owners will be added together for purposes of the common Shares ownership limit.

If anyone attempts to transfer or own Shares in a way that would violate the aggregate Share ownership limit or the Common Shares ownership limit (or would prevent the Fund from continuing to qualify for taxation as a REIT), unless such ownership limits have been waived by the Adviser, those Shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by the Fund or sold to a person whose ownership of the Shares will not violate the aggregate Share ownership limit or the Common Shares ownership limit and will not prevent the Fund from qualifying for taxation as a REIT. If this transfer to a trust fails to prevent such a violation or the Fund’s disqualification as a REIT for tax purposes, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns Shares in violation of the aggregate Share ownership limit or the common Shares ownership limit, unless such ownership limit or limits have been waived by the Adviser, or the other restrictions on transfer or ownership in the LLC Agreement, bears the risk of a financial loss when the Shares are redeemed or sold, if the NAV of the Fund’s Shares falls between the date of purchase and the date of repurchase. The Fund’s limits on ownership of the Fund’s Shares also may require the Fund to decline redemption requests that would cause other Shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to funds that qualify for taxation as REITs, the Fund will decline to honor any redemption request that the Fund believes is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations – Repurchase of Shares.”

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect the Fund’s ability to qualify for taxation as a REIT.

The Fund may acquire mezzanine loans, for which the Internal Revenue Service, or the IRS, has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect the Fund’s REIT tax status.

The Fund intends to make certain other investments through Real Estate Investment Vehicles (with rights to receive preferred economic returns) and may invest in “kickers” with respect to certain investments that the Fund determines to hold outside of a TRS. The character of such investments for REIT tax purposes may depend on the assets and operations of the issuer, which the Fund generally will not control. Thus, no assurance can be given that any such issuer will not operate in a manner that causes the Fund to fail an income or asset test requirement. In addition, the proper treatment of certain investments, including investments through Real Estate Investment Vehicles (with rights to receive preferred economic returns) and “kickers,” for U.S. federal income tax purposes is unclear. If the IRS were to successfully challenge the Fund’s characterization of an investment, it could adversely affect the Fund’s REIT tax status.

Complying with REIT requirements for tax purposes may limit the Fund’s ability to hedge effectively and may cause the Fund to incur tax liabilities.

The REIT tax provisions of the Code substantially limit the Fund’s ability to hedge the Fund’s liabilities. Generally, income from a hedging transaction the Fund enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that the Fund enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, the Fund may need to limit the Fund’s use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of the Fund’s hedging activities because the Fund’s TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose the Fund to greater risks associated with changes in interest rates than the Fund would otherwise want to bear. In addition, losses in the Fund’s TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of the Adviser to revoke the Fund’s qualification for taxation as a REIT with Board approval but without Shareholder approval may cause adverse consequences to Shareholders.

Subject to approval by the Board, the Adviser may revoke or otherwise terminate the Fund’s REIT tax status election, without the approval of Shareholders, if it determines that it is no longer in the Fund’s best interest to qualify for taxation as a REIT. If the Fund ceases to maintain its REIT tax status, the Fund will not be allowed a deduction for dividends paid to Shareholders in computing the Fund’s taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on the Fund’s total return to Shareholders.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

The Fund may have to sell assets from time to time to fund redemption requests, to satisfy the Fund’s REIT distribution requirements, to satisfy other REIT tax requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of Fund’s properties may be a prohibited transaction, which is a sale of property held by the Fund primarily for sale in the ordinary course of the Fund’s trade or business. If the Fund is deemed to have engaged in a prohibited transaction, the Fund’s gain from such sale would be subject to a 100% tax. The Code sets forth a safe harbor under which a fund that qualifies for taxation as a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that the Fund will be able to qualify for the safe harbor. The Fund does not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge Fund’s position, especially if the Fund makes frequent sales or sales of property in which the Fund has short holding periods. For example, the Fund could be subject to this tax if it were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, the Fund may choose not to engage in certain sales of loans at the Fund level (and may conduct such sales through a TRS), and may limit the structures the Fund utilizes for any securitization transactions, even though the sales or structures might otherwise be beneficial to the Fund.

Legislative or regulatory action related to federal income tax laws could adversely affect Fund’s Shareholders and/or the Fund’s business.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA makes major changes to the Code, including a number of provisions of the Code that affect the taxation of funds that qualify for taxation as REITs and their stockholders. The effect of certain of the significant changes made by the TCJA is highly uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of any technical corrections with respect to the TCJA could have an adverse effect on the Fund or its Shareholders. Investors should consult their tax advisors regarding the implications of the TCJA on their investment in the Fund’s Shares.

In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in funds that qualify for taxation as REITs and similar entities. Additional changes to tax laws and regulations are likely to continue to occur in the future, and the Fund cannot assure Shareholders that any such changes will not adversely affect the taxation of a Shareholder or will not have an adverse effect on an investment in the Fund’s Shares. Shareholders are urged to consult with their own tax advisors with respect to the potential effect that the TCJA or other legislative, regulatory or administrative developments and proposals could have on their investment in the Fund’s Shares.

A portion of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a Shareholder’s investment in the Fund’s Shares and may trigger taxable gain.

A portion of the Fund’s distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of the Fund’s distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of the Fund’s distributions for a year exceeds Fund’s current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares.

The Fund’s ability to provide certain services to the Fund’s tenants may be limited by the REIT taxation rules, or may have to be provided through a TRS.

As a fund that qualifies for taxation as a REIT, the Fund generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can the Fund derive income from a third party that provides such services. If services to tenants at properties in which the Fund holds an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, the Fund can provide such non-customary services to tenants or share in the revenue from such services if the Fund does so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

The Adviser and its affiliates have limited experience managing a portfolio of assets owned by a fund that qualifies for taxation as REIT.

Funds are subject to numerous complex requirements in order to maintain their REIT tax status, including income and asset composition tests. The Adviser and its affiliates have limited experience managing a portfolio in the manner intended to comply with such requirements. To the extent the Adviser and its affiliates manage the Fund in a manner that causes the Fund to fail to qualify for taxation as a REIT, it could adversely affect the value of the Fund’s Shares.

The Fund’s qualification for taxation as a REIT and avoidance of 100% tax may depend on the characterization of loans that the Fund makes as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. The Fund may obtain equity participation rights with respect to the Fund’s loans, and the Fund may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Fund intends to structure each of the Fund’s loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of the Fund’s loans as equity for U.S. federal income tax purposes generally would require the Fund to include its share of the gross assets and gross income of the borrower in the Fund’s REIT asset and income tests. Inclusion of such items could jeopardize the Fund’s REIT tax status. Moreover, to the extent the Fund’s borrowers hold their assets as dealer property or inventory, if the Fund is treated as holding equity in a borrower for U.S. federal income tax purposes, the Fund’s share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS).

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect the Fund’s ability to qualify for taxation as a REIT.

The Fund may make investments in loans whose qualification as a real estate mortgage loan for REIT taxation purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that the Fund treated as a qualifying mortgage loan to qualify as such for REIT taxation purposes could cause the Fund to fail one or more of the REIT income or asset tests, and thereby cause the Fund to fail to qualify for taxation as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes qualifying mortgage interest in its entirety for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time the Fund committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year. In the case of loans to improve or develop real property, the value of the real property collateral when the Fund commits to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan. Subject to a limited exemption, if the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time the Fund committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% income test and a portion of such loan likely will not be a qualifying real estate asset. In that case, the Fund could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in the Fund’s failure to qualify for taxation as a REIT. However, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset and all interest will be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The “taxable mortgage pool” rules may increase the taxes that the Fund or its Shareholders may incur, and may limit the manner in which the Fund effects future securitizations.

Any borrowings incurred by the Fund could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, the Fund generally would not be adversely affected by the characterization as a taxable mortgage pool so long as the Fund owns 100% of the equity interests in a taxable mortgage pool. Certain categories of Shareholders, however, such as non-U.S. Shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from the Fund that is attributable to the taxable mortgage pool. In addition, to the extent that the Fund’s Shares are owned by tax-exempt “disqualified organizations,” such as certain government- related entities and charitable remainder trusts that are not subject to tax on unrelated business income, the Fund may incur a corporate level tax on a portion of the Fund’s income from the taxable mortgage pool. In that case, the Fund may reduce the amount of the Fund’s distributions to any disqualified organization whose Share ownership gave rise to the tax. Moreover, the Fund would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent the Fund from using certain techniques to maximize the Fund’s returns from securitization transactions.

The SAI describes the Fund’s principal investment risks in more detail and also describes other risks applicable to the Fund. The additional risks include the following:

By purchasing a Share, you are bound by the provisions contained in the LLC Agreement that require you to waive your rights to request to review and obtain information relating to the Fund, including, but not limited to, names and contact information of the Fund’s shareholders.

By purchasing a Share, you are bound by the provisions contained in the LLC Agreement requiring you to waive your rights to request to review and obtain information relating to and maintained by the Fund, including, but not limited to, names and contact information of the Fund’s shareholders, information listed in Section 18-305 of the Delaware Limited  Liability Company Act (6 Del. C. § 18-101, et. seq.) (the “Delaware LLC Act”), and any other information deemed to be confidential by the Fund in its sole discretion (the “Waiver Provisions”).

Through the Fund’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware LLC Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of such Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305 of the Delaware LLC Act, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Fund that the Fund deems to be confidential. As a result, the Waiver Provision could impede your ability to communicate with other shareholders, and such provisions, on their own, or together with the effect of the arbitration provisions contained in the LLC Agreement, may impede your ability to bring or sustain claims against the Fund, including under applicable securities laws. The SAI provides additional information about the arbitration provisions. A court may choose not to enforce the Waiver Provisions.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE FUND’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Risks Related to the Adviser and its Affiliates and the Fundrise Platform

Rise Companies is currently incurring net losses and expects to continue incurring net losses in the future.

Rise Companies is currently incurring net losses and expects to continue incurring net losses in the future. Its failure to become profitable could impair the operations of the Fundrise Platform by limiting its access to working capital to operate the Fundrise Platform. In addition, Rise Companies expects its operating expenses to increase in the future as it expands its operations. If Rise Companies’ operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, Rise Companies may never become profitable. In future periods, Rise Companies may not have any revenue growth, or its revenue could decline.

If Rise Companies were to enter bankruptcy proceedings, the operation of the Fundrise Platform and the activities with respect to the Fund’s operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If Rise Companies were to enter bankruptcy proceedings or to cease operations, the Fund would be required to find other ways to meet obligations regarding the Fund’s operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require the Fund to pay significant fees to another company that the Fund engages to perform services for the Fund.

MANAGEMENT OF THE FUND

Board of Directors

Pursuant to the LLC Agreement, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board appoints officers who are responsible for the day-to-day operations of the Fund and who execute policies authorized by the Board. The Board currently consists of five Directors, four of whom are not “interested persons” of the Fund, as that term is defined in the 1940 Act (the “Independent Directors”). The Directors are subject to removal or replacement in accordance with Delaware law and the LLC Agreement. The Directors currently serving on the Board were elected by the initial Shareholder of the Fund. The SAI provides additional information about the Directors.

Investment Adviser

The Fund’s investment adviser is Fundrise Advisors, LLC (the “Adviser”). The Adviser was formed in 2014 and is registered as an investment adviser with the SEC under the Advisers Act. The Adviser is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. The Adviser is a wholly owned subsidiary of the Rise Companies Corp. (“Rise Companies”), the Fund’s sponsor, which owns and operates, through its subsidiary Fundrise, LLC, an investment platform available both online at www.fundrise.com and through various mobile applications sponsored by Rise Companies (collectively referred to herein along with the Fund’s website www.fundriseincomerealestatefund.com, the “Fundrise Platform”) that allows individuals to hold interests in opportunities that may have been historically difficult to access for some investors. Through the Fundrise Platform, investors can invest in a variety of investment opportunities using REITs (each, an “eREIT®”), a real estate investment fund program (the “eFundTM”) and other investment vehicles sponsored by Rise Companies that are managed by the Adviser, without any brokers or selling commissions. The Fund is included among the investment vehicles made available through the Fundrise Platform. As of December 31, 2025, the Adviser had approximately $3.11 billion in assets under management.

Pursuant to the Investment Management Agreement between the Fund and the Adviser, the Adviser is responsible for directing the management of the Fund’s business and affairs, managing the Fund’s day-to-day affairs, and implementing the Fund’s investment strategy, subject to the supervision of the Board. In carrying out these responsibilities, the Adviser also performs certain administrative, fund accounting, shareholder and other services for the Fund. The Adviser and its officers and directors are not required to devote all of their time to the Fund’s business and are only required to devote such time to the Fund’s affairs as their duties require. The Fund will follow investment guidelines adopted by the Adviser and the investment and borrowing policies set forth in this Registration Statement unless they are modified by the Adviser. The Adviser may establish further written policies on investments and borrowings and will monitor the Fund’s administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The SAI provides additional information about the services provided by the Adviser to the Fund under the Investment Management Agreement.

Experience of the Management Team

Rise Companies generates revenue from fees related to a portfolio of real estate and technology assets. As of December 31, 2025, the Sponsored Programs have a total AUM of approximately $3.11 billion with over 406,000 active investor accounts and 2.3 million active users on the Fundrise Platform. Of the approximately $3.11 billion total AUM in the Sponsored Programs, approximately $2.19 billion, or approximately 70%, is in 1940 Act-registered funds. The portfolios included in the Fundrise Platform investment opportunities are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, Rise Companies has earned a reputation as a leading alternative asset manager, which has allowed it to access funding from a broad base of investors.

Management Fee

Pursuant to the Investment Management Agreement, and in consideration of the services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”). The Management Fee is calculated and payable monthly in arrears at the annual rate of 0.85% of the average daily value of the Fund’s net assets.

Approval of the Investment Management Agreement

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund's annual report for the fiscal year ended December 31, 2025.

Adviser’s Investment Committee

The Adviser has established an Investment Committee comprised of three persons to assist the Adviser in fulfilling its responsibilities under the Investment Management Agreement. The Investment Committee is responsible for (i) considering and approving each investment made by the Fund, (ii) establishing the Fund’s investment strategies and policies and overseeing the Fund’s investments, and the investment activity of other accounts and funds held for the benefit of the Fund, and (iii) overseeing the investment activities of certain of the Fund’s Real Estate Investment Vehicles.

The members of the Investment Committee serve as the Fund’s portfolio managers. They are ultimately responsible for all investment decisions made for the Fund and are solely responsible for the day-to-day investment operations of the Fund. Each has served as a portfolio manager to the Fund since inception.

The members of the Investment Committee, and their professional background and experience, are as follows:

Benjamin S. Miller – Mr. Miller currently serves as Chief Executive Officer of the Adviser and has served as Chief Executive Officer and a Director of Rise Companies since its inception on March 14, 2012. Mr. Miller has 25 years of experience in real estate and finance. Mr. Miller has been responsible for acquiring more than $8 billion of real estate assets, including +37,000 residential units and 5 million square feet of industrial and commercial space. Prior to co-founding Fundrise, Mr. Miller was a Managing Partner of the real estate company WestMill Capital Partners, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate development companies in the Washington, D.C. metro area. Mr. Miller worked as an analyst for private equity real estate fund, Lubert-Adler, and was part of the founding staff of Democracy Alliance, a progressive investment collaborative. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins – Mr. Jenkins currently serves as Chief Operating Officer of the Adviser and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

R. Whitaker Booth – Mr. Booth has served as Senior Vice President of Real Estate at Rise Companies since February 2020, and has supported real estate acquisition, asset management and valuation functions since joining the company in July 2014. Previously, Mr. Booth worked in debt underwriting at Walker & Dunlop and RMBS litigation in Navigant Consulting’s Disputes and Investigations practice. Mr. Booth received his MBA from University of Pennsylvania’s Wharton School and his Bachelor of Science in Commerce from University of Virginia’s McIntire School.

The Fund’s SAI provides additional information about each portfolio manager’s compensation, other accounts managed by each portfolio manager and each portfolio manager’s ownership of shares of the Fund.

Control Persons

A “control person” generally is a person who beneficially owns more than 25% of the voting securities of the Fund or has the power to exercise control over the management or policies of the Fund. As of April 1, 2026, the Fund does not know of any control persons of the Fund.

Other Information

This Prospectus and the SAI, related regulatory filings, and any other Fund communications or disclosure documents do not purport to create any contractual obligations between the Funds and Shareholders. The Fund may amend any of these documents or enter into (or amend) a contract on behalf of the Fund without Shareholder approval except where Shareholder approval is specifically required. Further, Shareholders are not intended third-party beneficiaries of any contracts entered into by (or on behalf of) the Fund, including contracts with the Adviser or other parties who provide services to the Fund.

FUND EXPENSES

The Adviser bears all of the ordinary and usual overhead expenses of the Adviser or any of its affiliates (including expenses such as rental payments for its offices) in providing services to the Fund pursuant to the Investment Management Agreement and the salaries or other compensation of the employees of the Adviser or any of its affiliates. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including any third party charges and out-of-pocket costs and expenses that are related to the organization, business or operation of the Fund.

Expenses borne directly by the Fund include, but are not limited to:

•	Certain corporate, organizational and offering costs relating to the offering of Shares, to the extent permissible;

•	the cost of calculating the NAV of Shares, including the cost of any third party pricing or valuation services;

•	the cost of effecting sales and repurchases of Shares and other securities;

•	the Management Fee;

•	investment related expenses (e.g., expenses that, in the Adviser’s discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions and other transaction expenses in connection with the Fund’s purchase and sale of assets, borrowing charges on securities sold short (if any), clearing and settlement charges, recordkeeping, interest expense, line of credit fees, dividends on securities sold but not yet purchased, margin fees, investment-related travel and lodging expenses and research-related expenses;

•	fees and expenses associated with the selection, acquisition, origination, monitoring or management of real estate properties, construction, real estate development, special servicing of non-performing assets (including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset), and the sale of equity investments in real estate. The Adviser or its affiliates may be entitled to certain of these fees as permitted by the 1940 Act or as otherwise permitted by applicable law and regulation;

•	professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants, tax advisors and other experts;

•	fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

•	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund;

•	transfer agent and custodial fees;

•	Distributor costs (if any);

•	fees and expenses associated with marketing efforts (if any);

•	federal and any state registration or notification fees;

•	federal, state and local taxes;

•	fees and expenses of the Independent Directors;

•	the costs of preparing, printing and mailing reports, notices and other communications, including repurchase offer correspondence or similar materials, to Shareholders;

•	fidelity bond, Directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, and generally serving as counsel to the Fund);

•	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

•	administrative services, including, but not limited to, recordkeeping, fund accounting, financial reporting, tax, corporate governance, compliance and legal administration services;

•	any costs and expenses associated with or related to due diligence performed with respect to the Fund’s offering of its Shares;

•	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended;

•	all other expenses incurred by the Fund or the Adviser in connection with administering the Fund’s business; and

•	any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Except as otherwise described in this Prospectus, the Adviser will be reimbursed by the Fund for any of the costs and expenses which are an obligation of the Fund that the Adviser or an affiliate pays, incurs on behalf of the Fund, or otherwise is entitled to, including the costs and expenses described above.

Subject to the 1940 Act and agreement by the Board, Rise Companies or its affiliates may receive acquisition or origination fees from co-investors, joint venture partners, borrowers or property holding entities in connection with the acquisition or origination of residential and commercial real estate investments (including real estate loans) that are funded by the Fund. The Fund will not be entitled to these fees.

In addition, Fundrise Real Estate, LLC (the “Affiliated Service Provider”), an affiliate of Rise Companies has entered into real estate services agreements with the Fund to perform certain services for the Fund and/or its underlying commercial real estate assets in-lieu of Rise Companies outsourcing such services to an unaffiliated third party. These non-advisory services are necessary for investments in the underlying commercial real estate assets and include some or all of the following: construction, real estate acquisition and development, property management, real estate asset servicing (including debt servicing and loan servicing) and sales, sourcing debt capital towards the acquisition and development of property, services managing third-party leasing of space, and administrative and accounting services. The Affiliated Service Provider is entitled to receive compensation for performing such services for the Fund, in an amount that the Affiliated Service Provider believes is comparable to the total amount customarily charged by unaffiliated third parties for comparable service, as determined by the Affiliated Service Provider in its sole discretion. Pursuant to the real estate services agreements, the Affiliated Service Provider is also entitled to reimbursement of third-party costs and overhead associated with the performance of certain services under the agreements. These costs are also borne by the Fund. The agreements with the Affiliated Service Provider are subject to the requirements of applicable law and are approved by the Fund’s Independent Directors.

DETERMINATION OF NET ASSET VALUE

The price you pay for your Shares is based on the Fund’s NAV. The NAV per share of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern time) on each day that the NYSE is open. The Fund does not calculate NAV on dates the NYSE is closed for trading, which include New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Juneteenth Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day and other holidays observed by the NYSE. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued expenses) by the total number of Shares outstanding. Requests to purchase Shares are processed at the NAV per share next calculated after the Fund receives your subscription in proper form. If the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Fund reserves the right to treat such day as a business day and accept subscriptions until, and calculate the Fund’s NAV per share as of, the normally scheduled close of regular trading on the NYSE for that day.

As permitted by Rule 2a-5 under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (the “Valuation Designee”) to perform fair value determinations relating to all portfolio investments. As the Valuation Designee, the Adviser has adopted and implemented procedures to be followed when making fair value determinations. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the valuation procedures, which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments.

Generally, portfolio securities and other assets for which market quotations are readily available are valued at market value, which is ordinarily determined on the basis of official closing prices or the last reported sales prices. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act, taking into consideration all available information and other factors that the Adviser deems pertinent, in each case subject to the oversight of the Board. Such determinations may be made on the basis of valuations obtained from independent third-party valuation agents or pricing services or other third party sources (“Pricing Services”), provided that the Adviser shall retain the discretion to use any relevant data, including information obtained from any Pricing Service, that the Adviser deems to be reliable in determining fair value under the circumstances. The Adviser is responsible for ensuring that any Pricing Service engaged to provide valuations discharges its responsibilities in accordance with the Adviser’s valuation procedures, and will periodically receive and review such information about the valuation of the Fund’s securities or other assets as it deems necessary to exercise its oversight responsibility.

In calculating the Fund’s NAV, the Adviser uses various valuation methodologies in a manner consistent with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, issued by the Financial Accounting Standards Board. When pricing securities or other assets at fair value, the Adviser seeks to assign the value that represents the amount that the Fund might reasonably expect to receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In this regard, the Adviser provides the Fund’s pricing information that the Adviser reasonably believes may assist in the determination of fair value consistent with requirements under the 1940 Act and the Fund’s valuation procedures. Given the subjectivity inherent in fair value measurements and the fact that events could occur after NAV calculation, the actual market prices, or prices that are used by others, for a security or other asset may differ from the fair value of that security or other asset as determined by the Adviser at the time of NAV calculation. In addition, the use of fair value pricing may not always result in adjustments to the prices of securities or other assets held by the Fund. It is possible that the fair value determined for a security or other asset may be materially different from the value that could be realized upon the sale of such security or other asset. Thus, fair value measurements may have an unintended dilutive or accretive effect on the value of Shareholders’ investments in the Fund.

To the extent practicable, the Adviser generally endeavors to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors. When valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and may involve alternative methods to obtain fair values where market prices or market-based valuations are not readily available. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used if a ready market for the investments existed. As a result, the Adviser may exercise a higher degree of judgment in determining fair value for certain securities or other assets.

The following is a summary of certain of the methods generally used to value investments of the Fund under the Adviser’s valuation procedures:

The Fund’s real estate equity investments are typically fair valued based on a discounted cash flow, direct capitalization method or other income approach, or by sales comparison or cost approaches. The Adviser accounts for properties at the individual property level and such assets are fair valued using inputs that take into account property-level data that is gathered and evaluated periodically to reflect new information (e.g., rental payment history) regarding the property or the appreciation interest, if any.

Investments in newly acquired real estate properties will initially be valued at cost. Thereafter, each property will be evaluated by the Adviser for a change in valuation methodology or inputs/assumptions no less than quarterly, but more frequently if market or property specific factors indicate a different methodology or inputs/assumptions would result in a valuation that is more representative of fair value. The Adviser expects the primary methodology used to value the Fund’s properties after the initial period of valuation at cost will be the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Income related to each property will be accrued on the basis of data extracted from (1) the annual budget or pro forma for such property and (2) material, unbudgeted non- recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to the Fund’s properties when the Adviser becomes aware of such events and the relevant information is available. Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate and projections of future rent and expenses based on appropriate market evidence. Other methodologies that may also be used to value properties include the sales comparison approach and cost approach.

Each quarter, the Adviser may also determine an accrual schedule for the daily value of each investment based on an estimated quarter-end value. The Adviser will use the daily values determined in such accrual schedule for purposes of calculating the Fund’s NAV. Any material changes to the valuation of investments and related changes to the daily accrual schedule will be reflected in the Adviser’s NAV calculation beginning with the day that a revised valuation is determined.

In addition, the Adviser will monitor the Fund’s properties for events that the Adviser believes may have a material impact on the most recent estimated value of such property. Possible examples of such a material change include an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property, capital market events, recent financial results or changes in the capital structure of the property, development milestones, material changes in cap rates or discount rates, any regulatory changes that affect the investment, or a significant industry event or adjustment to the industry outlook that may cause the value of a property to change materially. Provided that the Adviser is aware that such an event has occurred and after a determination by the Adviser that a material change has occurred and the financial effects of such change are quantifiable, any estimates of value should be performed as soon as reasonably practicable. All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position. The choice of analyses and the weight assigned to such factors may vary across investments and may change within an investment if events occur that warrant such a change.

Properties held through joint ventures generally will be valued in a manner that is consistent with the methods described above. Once the value of a property held by the joint venture is determined, the Adviser will separately determine the fair value of any other assets and liabilities, including notes payable. The fair values of notes payable are generally determined by yield or equity method via discounted cash flow analysis using current market rates derived from observable market data. After the fair value of the assets and liabilities are determined, the Adviser applies its ownership interest to derive the net asset value.

The initial value of the Fund’s real estate debt investments in loans, including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes) and mezzanine loans will generally be the par value or acquisition price of such instrument. The Adviser will generally determine subsequent revaluations of the Fund’s real estate debt investments by the yield or equity method via discounted cash flow analysis using current market rates derived from observable market data. The Adviser will value each debt investment at least quarterly and will monitor events intra-quarter that may affect the values of the Fund’s real estate debt or other debt and incorporate the impact of those events in estimated fair values, as needed.

Short-term debt investments, such as commercial paper, bankers’ acceptances and U.S. Treasury Bills, having a maturity of 60 days or less, are generally valued at amortized cost.

Other debt investments, including government debt securities and municipal debt securities in each case having a remaining maturity in excess of 60 days, commercial mortgage-backed securities, residential mortgage- backed securities, collateralized mortgage obligations and other asset-backed securities are typically valued by a Pricing Service at an evaluated (or estimated) mean between the closing bid and asked prices.

Publicly Traded Real Estate Securities, including equity securities issued by real estate-related companies, REITs or real estate-related investment companies, are typically valued at the last sale, official close or if there are no reported sales at the mean between the bid and asked price on the primary exchange on which they are traded. Publicly Traded Real Estate Securities may be valued by an outside pricing service overseen by the Valuation Designee. The pricing service may employ a pricing model that takes into account, among other things, bids, yield spreads and/or other market data and specific security characteristics.

Private real estate funds are typically fair valued based on reports of net asset value of the Fund’s interests in such funds provided by the managers of such funds or their agents. Net asset values will be provided to the Fund on a monthly or quarterly basis based on the interim unaudited financial statements of such funds, and, therefore, will be estimates subject to adjustment (upward or downward) upon the completion of the audit of such financial statements and may fluctuate as a result. The Adviser will perform an independent review of such net asset values and will consider all relevant information, including the reliability of the pricing information provided by the managers of the private real estate funds. The Adviser may conclude, in certain circumstances, that the net asset values provided by the manager of a vehicle is not indicative of what actual fair value would be in an active, liquid or established market. In those circumstances, the Adviser may value its interests in the vehicle at a discount or a premium to the net asset value it receives from the fund. Additionally, between the monthly or quarterly dates on which such vehicle provides a net asset value, the fair value of the Fund’s interest in such vehicle may be adjusted more frequently based on the estimated total return that such fund will generate during such period and other general market or fund-specific changes the Adviser is aware of. At the end of the month or quarter, as applicable, the private real estate fund’s net asset value is adjusted based on the actual income and appreciation or depreciation realized by such fund when the monthly or quarterly valuations and income are reported.

Because the Adviser relies on various sources to calculate the Fund’s NAVs, the Adviser is subject to certain operational risks associated with reliance on the Pricing Services and other service providers and data sources. The Fund’s NAV calculation may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the Fund’s NAV and/or the inability to calculate NAV over extended time periods. The Fund may be unable to recover any losses associated with such failures.

CONFLICTS OF INTEREST

An investment in the Fund is subject to a number of actual or potential conflicts of interest. For example, and as discussed in further detail below, the Adviser and its affiliates are engaged in a variety of business activities that are unrelated to managing the Funds, which may give rise to actual, potential or perceived conflicts of interest in connection with making investment decisions for the Fund. The Fund and the Adviser (and its affiliates) have established various policies and procedures that are designed to minimize conflicts and prevent or limit the Fund from being disadvantaged. There can be no guarantee that these policies and procedures will be successful in every instance. In certain circumstances, these various activities may prevent the Fund from participating or restrict the Fund’s participation in an investment decision, disadvantage the Fund or benefit the Adviser or its affiliates.

The officers and directors of the Adviser and the key real estate and debt finance professionals of Rise Companies who perform services for the Fund on behalf of the Adviser are also officers, directors, managers, and/or key professionals of Rise Companies and other Fundrise entities (such as the eREITs® and the eFundTM). These persons have legal obligations with respect to those entities that are similar to their obligations to the Fund. In the future, these persons and other affiliates of Rise Companies may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for the Fund. In addition, Rise Companies may grant equity interests in the Adviser to certain management personnel performing services for the Adviser.

The Management Fee paid to Adviser will be based on the Fund’s NAV, which will be calculated by Rise Companies’ internal accountants and asset management team. The Adviser may benefit by the Fund retaining ownership of its assets at times when Shareholders may be better served by the sale or disposition of the Fund’s assets in order to avoid a reduction in the Fund’s NAV.

The Fund relies on the Adviser’s executive officers and Rise Companies’ key real estate and debt finance professionals who act on behalf of the Adviser to identify suitable investments. Rise Companies and other Fundrise entities also rely on these same key real estate and debt finance professionals. Rise Companies has in the past, and expects to continue in the future, to offer other Fundrise Platform investment opportunities, primarily through the Fundrise Platform, including offerings that acquire or invest in residential and commercial real estate equity investments, including residential properties, commercial and residential real estate loans, and other select real estate-related assets. Rise Companies has previously organized similar Fundrise Platform investment opportunities. A full list of such Fundrise Platform investment opportunities, as of the date of this Prospectus, is available in the Fund’s SAI. These additional programs may have investment criteria that compete with the Fund.

If an investment opportunity would be suitable for more than one program, Rise Companies will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that Rise Companies determines to be relevant. The factors that Rise Companies’ real estate and debt finance professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following: (i) the investment objectives and criteria of Rise Companies and the other Fundrise entities; (ii) the cash requirements of Rise Companies and the other Fundrise entities; (iii) the effect of the investment on the diversification of Rise Companies’ or the other Fundrise entities’ portfolio by type of investment, and risk of investment; (iv) the policy of Rise Companies or the other Fundrise entities relating to leverage; (v) the anticipated cash flow of the asset to be acquired; (vi) the income tax effects of the purchase on Rise Companies or the other Fundrise entities; (vii) the size of the investment; and (viii) the amount of funds available to Rise Companies or the Fundrise entities. If a subsequent event or development causes any investment, in the opinion of Rise Companies’ real estate and debt finance professionals, to be more appropriate for another Fundrise entity, they may offer the investment to such entity.

Except under any policies that may be adopted by the Adviser, which policies are designed to minimize conflicts among the programs and other investment opportunities provided on the Fundrise Platform, no program or Fundrise Platform investment opportunity (including the Fund) has any duty, responsibility or obligation to refrain from: (i) engaging in the same or similar activities or lines of business as any program or Fundrise Platform investment opportunity; (ii) doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program or Fundrise Platform investment opportunity; (iii) engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program or Fundrise Platform investment opportunity; (iv) establishing material commercial relationships with another program or Fundrise Platform investment opportunity; or (v) making operational and financial decisions that could be considered to be detrimental to another program or Fundrise Platform investment opportunity.

In addition, any decisions by the Adviser to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another program or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another program.

The Adviser may determine it appropriate for the Fund and one or more Fundrise entities (such as the eREITs® and eFundTM) to participate in an investment opportunity. To the extent the Fund is able to make co-investments with other Fundrise entities, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating Fundrise entities. To mitigate these conflicts, the Adviser will seek to execute such transactions for all of the participating entities, including the Fund, on a fair and equitable basis, taking into account such factors as available capital, portfolio concentrations, suitability and any other factors deemed appropriate. However, there can be no assurance the risks posed by these conflicts of interest will be mitigated.

The Fund relies on Rise Companies’ key real estate and debt finance professionals who act on behalf of the Adviser, including Mr. Benjamin S. Miller, for the day-to-day operation of the Fund’s business. Mr. Benjamin S. Miller is also the Chief Executive Officer of Rise Companies and other Fundrise entities. As a result of his interests in other Fundrise entities, his obligations to other investors and the fact that he engages in and he will continue to engage in other business activities on behalf of himself and others, Mr. Benjamin S. Miller faces conflicts of interest in allocating his time among the Fund, the Adviser and other Fundrise entities and other business activities in which he is involved. However, the Fund believes that the Adviser and its affiliates have sufficient real estate and debt finance professionals to fully discharge their responsibilities to the Fundrise entities for which they work.

The Adviser and its affiliates receive fees from the Fund. These fees could influence the Adviser’s advice to the Fund as well as the judgment of affiliates of the Adviser, some of whom also serve as the Adviser’s officers and directors and the key real estate and debt finance professionals of Rise Companies. Among other matters, these compensation arrangements could affect their judgment with respect to: (i) the continuation, renewal or enforcement of provisions in the LLC Agreement involving the Adviser and its affiliates or the Investment Management Agreement; (ii) the offering of Shares by the Fund, which entitles the Adviser to a Management Fee and other fees; (iii) acquisitions of investments and originations of loans at higher purchase prices, which entitle the Adviser to higher acquisition fees and origination fees regardless of the quality or performance of the investment or loan; (iv) borrowings up to the Fund’s stated borrowing policy to acquire investments and to originate loans, which borrowings will increase the Management Fee payable by the Fund to the Adviser; (v) whether the Fund seeks necessary approvals to internalize the Fund’s management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate and debt finance professionals of Rise Companies who are performing services for the Fund on behalf of the Adviser for consideration that would be negotiated at that time and may result in these real estate and debt finance professionals receiving more compensation from the Fund than they currently receive from Rise Companies; and (vi) whether and when the Fund merges or consolidates its assets with other funds, including funds affiliated with the Adviser.

The Adviser’s officers and directors and the key real estate and debt finance professionals of Rise Companies performing services on behalf of the Adviser are also officers, directors, managers and/or key professionals of: (i) Rise Companies; (ii) the Adviser; (iii) Fundrise, LLC; (iv) other investment programs sponsored by Rise Companies; and (v) other Fundrise entities. As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to the Fund.

As the Fund is conducting the continuous offering of the Fund’s Shares without the aid of an independent principal underwriter, Shareholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent principal underwriter in connection with the offering of securities. The Fund has entered into a license agreement with Rise Companies pursuant to which Rise Companies granted the Fund a non-exclusive, royalty free license to use the name “Fundrise.”

The Fund and certain of the Fund’s unconsolidated Real Estate Investment Vehicles have engaged Fundrise affiliates for property management and/or real estate management services to the assets owned by such entities, at prevailing or below market rates, based on independent analysis of market comparables, and as reviewed and approved by the independent Board of Directors, on an arm’s-length basis. Fundrise Real Estate, LLC (“FRE”), a real estate property operating platform owned by Rise Companies Corp., provides various services to the real estate investments owned by the Fund or the Fund’s unconsolidated Real Estate Investment Vehicles. No carried interest or incentive fee is charged by FRE or any affiliate. Based on independent market analysis reviewed and approved by the Fund’s independent Board of Directors, the fees paid to FRE for such services are at or below rates charged by unaffiliated third-party providers of comparable services. Fees paid directly by the Fund are included in the Fund’s expense ratio and are not presented below. Fees paid at the unconsolidated Real Estate Investment Vehicles or a subsidiary, investment, or property held by the unconsolidated Real Estate Investment Vehicles are reflected in the Fund’s net asset value and are not included in the Fund’s expense ratio.

FRE is a vertically integrated platform that leverages technology to manage high quality real estate assets across the United States and provides property management services and/or real estate management services to the Fund or the Fund’s unconsolidated Real Estate Investment Vehicles. Rise Companies Corp. is the sole owner of FRE. The goal of Fundrise Real Estate is to leverage technology to drive improved property performance and operations, with more informational analysis and greater cost efficiency. Product innovation, such as RealAI and Basis, are proprietary software platforms developed by Fundrise that we believe provide a meaningful advantage to the investments owned by the funds.

FRE provides, or may provide, the Fund, the Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle with acquisition operations management services, which cover the full range of standard activities necessary to procure, operate, and reposition a newly acquired property for stabilized operations. These services include:

•	Sourcing and procurement: identifying and evaluating potential property acquisitions by leveraging big data, AI and advanced analytics, and engaging directly with traditional local market participants, including brokers, sellers, developers, and lenders; conducting site visits and market walk-throughs; coordinating property tours and tenant interviews; and negotiating of purchase and sale agreements, joint venture arrangements, and closing deliverables.

•	Property due diligence: managing the comprehensive review of each property prior to closing, including oversight of environmental and engineering inspections, building systems and physical plant evaluations, title and zoning reviews, and lease audits; coordinating third-party consultants such as architects, contractors, and legal counsel; and synthesizing findings into an actionable management plan.

•	Management planning and budgeting: developing initial property-level business plans, budgets, and operating directives, including determining rents, tenant credit criteria, marketing strategies, software and technology platform selection, and tenant service initiatives.

•	Property setup and staffing: coordinating the transition of ownership by establishing accounting, chart of accounts, and operating systems, engaging and contracting with key vendors, negotiating and procuring property insurance, setting reporting protocols and compliance controls, and recruiting, interviewing, and hiring on-site property management personnel and support staff.

•	Capital improvements and renovations: determining repair, renovation, or repositioning work required to bring the property in line with business plan objectives, including unit renovations (e.g., new cabinets, countertops, appliances, bathroom fixtures, flooring), common area upgrades, technology package (e.g., smart locks, security sensors, smart thermostat, smart lighting), vendor bidding, contract negotiation, and financial analysis of all capex expenditures.

These services are designed to ensure that newly acquired properties are efficiently transitioned from acquisition to stabilized operations, with a focus on aligning each property’s operating model with investment objectives. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle did not incur any fees for acquisition operations management.

Further, FRE provides, or may provide, the Fund, the unconsolidated Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle with development, entitlement, and construction services, which includes pre-development planning (e.g., site evaluation, program, schedule and budget development); managing and pursuing entitlements and permits (including applications for zoning, variances, community engagement, site plan or subdivision approvals and building permits); coordinating architects, engineers and other design professionals; soliciting and negotiating bids from general contractors and key trades; negotiating and administering construction contracts; providing construction management and jobsite oversight; monitoring schedule and budget, reviewing and approving change orders; preparing, submitting and administering construction draw requests; overseeing compliance with life-safety, construction insurance, and other applicable codes; conducting quality control and punch-list closeout; and coordinating project turnover and certificates of occupancy. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle paid fees to FRE for development, entitlements and construction totaling approximately $366,025.

FRE also provides, or may provide, the Fund, the unconsolidated Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle with disposition operations, which includes preparing assets for sale; negotiating and determining broker selection and disposition strategy; coordinating the creation of marketing materials and virtual/physical data rooms; arranging and managing property tours and buyer communications; providing pricing analyses and evaluating offers; negotiating the letters of intent and purchase and sale agreements; coordinating buyer due diligence and seller deliverables (including tenant estoppel certificates, SNDAs and vendor assignments); overseeing closing logistics, prorations and settlement statements; and coordinating post-closing transition items. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle did not incur any fees for disposition operations.

The Fund, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle may also utilize FRE for commercial leasing services, which encompass the full spectrum of activities necessary to attract, secure, and retain creditworthy tenants for industrial and commercial assets. These services may include:

•	Leasing strategy and market positioning – establishing leasing strategy and rent recommendations, including, base rent, escalations, tenant improvement allowances, and concession structures tailored to the asset type and submarket conditions.

•	Marketing and outreach – preparing and distributing marketing materials, listing availabilities on appropriate industrial brokerage platforms, and engaging directly with regional and national tenant-rep brokers, logistics operators, and corporate real estate departments.

•	Tenant engagement and negotiations – managing outbound leasing outreach and inbound leasing inquiries and broker leads, conducting site tours (both virtual and in-person), responding to requests for proposals, and negotiating letters of intent and lease terms.

•	Tenant diligence and credit evaluation – screening prospective tenants through review of corporate financials, business plans, and creditworthiness, often in coordination with third-party credit agencies or internal risk management teams.

•	Lease documentation and execution – coordinating with legal counsel on the preparation and execution of industrial lease agreements, amendments, guaranties, and ancillary documents, and ensuring compliance with applicable law.

For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle did not incur any fees for leasing services.

The Fund, the unconsolidated Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle may engage FRE for real estate asset management services, which includes day-to-day property operations and onsite staff supervision, most importantly staffing and hiring/firing of the on-site team members; portfolio and entity-level accounting; managing and appealing real estate taxes, insurance programs, and claims; tenant relations and retention initiatives; preventive, routine and corrective maintenance; procurement and oversight of service contracts and vendors; developing other income programs (e.g., concierge services); annual budgeting and monthly operating and reporting; accounts payable and receivable administration; evaluating and setting property-level capital expenditures, compliance with habitability, life-safety and other applicable local requirements; managing property litigation; risk-management and insurance claims coordination; and planning and administering property-level capital expenditures. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle paid fees to FRE for real estate property management totaling approximately $922,266.

When the Fund, an unconsolidated Real Estate Investment Vehicle, or a subsidiary, portfolio, or property held by the unconsolidated Real Estate Investment Vehicle is a borrower, FRE may also provide debt servicing services to that borrower, which includes administering property- and entity-level indebtedness, including coordinating and remitting scheduled debt service; managing construction draws, lender-controlled reserves, escrows and replacement accounts; preparing and delivering required financial, operating and covenant-compliance reporting; monitoring covenant tests and coordinating waivers or amendments as needed; managing interest-rate caps and other hedging instruments; coordinating extensions, refinancings and modifications; and serving as the primary day-to-day liaison with lenders and third-party servicers. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles, its properties, its portfolios, or its subsidiaries did not incur any fees for debt servicing.

In addition, when the Fund, an unconsolidated Real Estate Investment Vehicle, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle is a lender, FRE may also be engaged for loan servicing services, including servicing mortgage, mezzanine or other loans originated or acquired by the Fund, the unconsolidated Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle, including billing and collection of scheduled payments; application of payments to principal, interest, fees and reserves; administration of tax, insurance and replacement-reserve escrows; monitoring borrower reporting, collateral and covenant compliance; conducting periodic site inspections; processing borrower requests (e.g., construction draws, consents, assumptions and partial releases); managing delinquencies, defaults and workouts (including enforcement actions in coordination with counsel); and preparing lender and regulatory reports related to serviced loans. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle did not incur any fees for loan servicing.

Lastly, the Fund, the unconsolidated Real Estate Investment Vehicles, or a subsidiary or property held by the unconsolidated Real Estate Investment Vehicle may utilize FRE for capital markets services, including advising on and arranging financing and other capital solutions for the unconsolidated Real Estate Investment Vehicles and their projects; conducting market outreach to lenders and other capital providers; preparing financing and offering materials (e.g., lender packages and financial models); negotiating term sheets and definitive financing documentation; coordinating diligence and closing deliverables; evaluating and procuring interest-rate hedging instruments; managing refinancing and extension processes; and maintaining ongoing communications with capital providers. For the year ended December 31, 2025, the unconsolidated Real Estate Investment Vehicles, its properties, or its subsidiaries did not incur any fees from FRE for capital markets services.

Any compensation received by FRE for providing these services will be at or below market based compensation and may be directly or indirectly borne by the Fund. Although the Adviser will face conflicts of interest with respect to recommending the engagement of FRE and its affiliates, such arrangements are subject to the requirements of applicable law, including the Investment Company Act, and are reviewed and approved by the Fund’s independent Board of Directors on an arm’s-length basis. All arrangements between FRE and the Fund, the Fund's unconsolidated Real Estate Investment Vehicles, subsidiaries, and properties are reviewed and approved by the Fund's independent Board of Directors on at least an annual basis. Where fees are not paid at the Fund level, they do not directly increase the Fund’s expense ratio.

PERIODIC REPURCHASE OFFERS

The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders are not permitted to transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and no such market is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

The Fund is an “interval fund,” which is a structure designed to provide some liquidity to Shareholders by allowing for periodic offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund intends to make quarterly repurchase offers for its Shares, unless such offer is suspended or postponed in accordance with relevant regulatory requirements (as discussed below). In connection with any given repurchase offer, it is likely that the Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding Shares. Repurchase offers will be made at quarterly intervals. The Fund’s offer to purchase Shares is a fundamental policy that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notifications of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the Repurchase Pricing Date, which will be no later than 14 calendar days after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.

Determination of Repurchase Offer Amount

The Board of Directors, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) in connection with any given Repurchase Request Deadline. However, the Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

Notwithstanding the foregoing, if the Fund’s repurchase offer pursuant to Rule 23c-3 under the 1940 Act is oversubscribed, the Fund may make a supplemental offer (pursuant to Rule 23c-1 under the 1940 Act) to repurchase shares that are tendered by the descendants or estate of a deceased shareholder (a “Legacy Repurchase”) in an additional amount determined by the Board, taking into account the liquidity of the Fund’s assets. The Adviser may require such information from any shareholder who wishes to request such treatment as it deems appropriate under the circumstances. In the event a Legacy Repurchase by a Fund is oversubscribed, the Fund will repurchase the shares tendered on a pro rata basis.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund will send the Repurchase Offer Notice each Shareholder of record and to each beneficial owner of the Shares. The Repurchase Offer Notice will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will indicate the NAV that has been computed no more than seven days before the date of notification, and the process through which Shareholders may learn the NAV after the notification date. Written instructions with respect to each Shareholder’s tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the Repurchase Offer Notice.

The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good order any point before the Repurchase Request Deadline.

Repurchase Price

The repurchase price of the Shares will be the Fund’s NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may visit the Fund’s website at www.fundriseincomerealestatefund.com to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs of the Fund, and a toll-free number to call for information regarding the repurchase offer. The NAV per Share may change materially between the time that the Shareholder Notification is sent to Shareholders and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed above under “Determination of Net Asset Value.”

The Fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee. However, the Fund may in the future charge a repurchase fee of up to 2.00%, subject to approval of the Board, which the Fund would retain to help offset non-de minimis estimated direct or indirect costs incurred by the Fund in connection with the repurchase of Shares, thus allocating estimated transaction costs to the Shareholder whose Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may waive or reduce a repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. If you invest in the Fund through a financial intermediary, your financial intermediary may charge service fees for handling Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial intermediary for details. See “Plan of Distribution - Transactions Through Your Financial Intermediary” below.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven calendar days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other applicable laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares up to, but not to exceed, 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus the additional amount of Shares repurchased at the Fund’s discretion (up to 2.00% of the outstanding Shares) on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund is permitted to accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an individual retirement account or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter in order to ensure the repurchase of a specific number of Shares, increasing the likelihood of proration.

For shareholders who hold Shares with more than one record date, repurchase requests will be applied to such Shares in the order in which they settled, on a last in first out basis – meaning, those Shares that have been continuously held for the shortest amount of time will be repurchased first.

There is no assurance that you will be able to tender your Shares when and/or in the amount that you desire.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Independent Directors. The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a REIT under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will send to its Shareholders notice of any suspension or postponement and notice of any renewed repurchase offer after a suspension or postponement. The Adviser will monitor and consult with the Board regarding the Fund’s preparation for periodic repurchase offers to assess any liquidity, valuation or other issues in the context of the COVID-19 pandemic and their potential impact on the management of the Fund’s portfolio, continuing sales and liquidity for future repurchase offers.

Liquidity Requirements

From the time the Fund sends the Shareholder Notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and these liquidity requirements. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to seek to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn, would reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “U.S. Federal Income Tax Considerations” below and in the SAI.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement.

DISTRIBUTION POLICY

The Fund expects to declare and make distributions on a quarterly basis, or more or less frequently as determined by the Board, in arrears. Any distributions the Fund makes will be at the discretion of the Board, and will be based on, among other factors, the Fund’s present and reasonably projected future cash flow. The Fund expects that the rate of distributions will be set at a level that will be reasonably consistent and sustainable over time. Shares that are issued to a Shareholder will accrue dividends until the Shareholder’s request that the Fund repurchase its Shares is accepted on the Repurchase Request Deadline. Shareholders will be entitled to declared distributions on each of their Shares from the time the Shares are issued to the Shareholder until such Shares are repurchased by the Fund as described in “Periodic Repurchase Offers.”

The Fund is required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to the Fund under the Code if the Fund distributes at least 90% of its REIT taxable income each year (computed without regard to the dividends paid deduction and the Fund’s net capital gain). Distributions will be authorized at the discretion of the Board, in accordance with the Fund’s earnings, present and reasonably projected future cash flows and general financial condition. The Board’s discretion will be directed, in substantial part, by the Fund’s obligation to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

The Fund is not prohibited from distributing its own securities in lieu of making cash distributions to Shareholders. The LLC Agreement also gives the Fund the right to distribute other assets rather than cash. The receipt of the Fund’s securities or assets in lieu of cash distributions may cause Shareholders to incur transaction expenses in liquidating the securities or assets. The Fund does not have any current intention to list its Shares on a stock exchange or other trading market, nor is it expected that a public market for the Shares will develop. The Fund also does not anticipate that it will distribute other assets in kind.

Although the Fund’s goal is to fund the payment of distributions solely from cash flow from operations, the Fund may pay distributions from other sources, including the net proceeds of the offering, cash advances by the Adviser, cash resulting from a waiver of fees or reimbursements due to the Adviser, borrowings in anticipation of future operating cash flow and the issuance of additional Shares, and the Fund has no limit on the amounts it may pay from such other sources. If the Fund funds distributions from financings or the net proceeds from the offering, the Fund will have less funds available for investment in real estate and real estate- related investments. Because the Fund may receive income at various times during its fiscal year and because the Fund may need cash flow from operations during a particular period to fund expenses, the Fund expects that, from time to time , the Fund may declare distributions in anticipation of cash flow that the Fund expects to receive during a later period and these distributions would be paid in advance of the Fund’s actual receipt of these funds. In these instances, the Fund expects to look to third party borrowings, the offering proceeds or other sources to fund its distributions. Additionally, the Fund will make certain payments to the Adviser for services provided to the Fund. See “Management of the Fund – Fund Expenses.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill repurchase requests under the Share repurchase program will also reduce funds available for distribution to remaining Shareholders.

The Fund’s distributions will constitute a return of capital to the extent that they exceed the Fund’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a Shareholder’s adjusted tax basis in the Shareholder’s Shares, and to the extent that it exceeds the Shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions. For purposes of declaring and paying distributions, the Fund will determine its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. For tax purposes, a distribution that for purposes of GAAP is composed of return of capital and net investment income may be subsequently re-characterized to also include capital gains. Shareholders will be informed of the tax characteristics of any distributions after the close of the Fund’s fiscal year.

The Board may authorize distributions in stock or in excess of those required for the Fund to maintain REIT tax status depending on the Fund’s financial condition and such other factors as the Board may deem relevant. The distribution rate may be modified by the Board from time to time. The Board reserves the right to change or suspend the distribution policy from time to time.

DIVIDEND REINVESTMENT PLAN

The Fund operates under a dividend reinvestment plan administered by the Adviser. Pursuant to the plan, the income dividends or capital gains or other distributions declared by the Fund, net of any applicable U.S. withholding tax, will be reinvested in the Shares of the Fund, provided that, if a Shareholder participates in an investment plan offered by the Adviser, such distributions will be reinvested in accordance with such investment plan.

Shareholders will not automatically participate in the dividend reinvestment plan. Shareholders must make an affirmative election to participate in the plan. If a Shareholder “opts in” to the plan (elects to reinvest in Shares), the Shareholder will participate in the plan unless and until the Shareholder elects to “opt out” of the plan (elects not to reinvest in Shares). As a result, if the Fund declares a cash dividend or other distribution payable in cash, Shareholders who are not enrolled in the plan will receive such dividends or distributions in cash, rather than having their dividends or distributions automatically reinvested in additional Shares of the Fund or pursuant to their investment plan, if applicable.

A Shareholder may elect to enroll and un-enroll in the dividend reinvestment plan by visiting his or her account on the Fundrise Platform website at www.fundrise.com. Any such election by a Shareholder generally must be received and processed by the Adviser before the end of the applicable calendar quarter or such election may not apply to the payment of that particular distribution.

When the Fund declares a distribution payable in cash, the Shareholders enrolled in the dividend reinvestment plan will receive an equivalent amount in Shares from the Fund either newly issued or repurchased from Shareholders by the Fund or according to their investment plan, if applicable. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution (or the percentage of the distribution allocable to the Fund under the terms of the investment plan, if applicable) by the Fund’s NAV per Share next computed after the distribution is paid.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “U.S. Federal Income Tax Considerations.” The Fund reserves the right to amend or terminate the dividend reinvestment plan, including the right to suspend or limit at any time the ability of Shareholders to reinvest distributions. Shareholders do not have additional rights upon termination of the dividend reinvestment plan, and if the dividend reinvestment plan were terminated, shareholders would receive distributions in cash.

For further information about the dividend reinvestment plan, visit the Fundrise Platform website at www. fundrise.com or (202) 584-0550. All correspondence concerning the dividend reinvestment policy should be directed to the Fund by visiting the Fundrise Platform website at www.fundrise.com.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the Fund’s qualification for taxation as a REIT and the acquisition, holding, and disposition of the Fund’s Shares. For purposes of this section, references to the “Fund” means only the Fund and not its subsidiaries or other lower- tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Fund, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this Registration Statement. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular Shareholder in light of its investment or tax circumstances or to Shareholders subject to special tax rules.

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that Shareholders will hold the Fund’s Shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of the Fund’s Shares who for U.S. federal income tax purposes is: (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia); (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. Shareholder is a beneficial owner of the Fund’s Shares who is a U.S. person. A tax-exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of the Fund’s Shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of the Fund’s Shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. The Fund has not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

Prospective investors are urged to consult their own tax advisors regarding an investment in the Shares of the Fund in light of their own particular circumstances.

Taxation of the Fund

The Fund has elected and has qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2022, and intends to continue to qualify as a REIT. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT distribution and other requirements for qualification. The Fund believes that it will be organized, owned and operated in conformity with the requirements for qualification for taxation as a REIT under the Code, and that the Fund’s proposed ownership, organization and method of operation will enable the Fund to meet the requirements for qualification for taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that the Fund may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in the Fund’s circumstances or applicable law, no assurance can be given that the Fund will so qualify for any particular year or that the IRS will not challenge the Fund’s conclusions with respect to its satisfaction of the REIT requirements.

Qualification for taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify for taxation as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests, which the Fund may not control. The Fund’s ability to qualify for taxation as a REIT also requires that the Fund satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification for taxation as a REIT. For additional information regarding the taxation of the Fund, see the SAI.

Taxation of REITs in General

Provided that the Fund qualifies for taxation as a REIT, the Fund will generally be entitled to a deduction for dividends that the Fund pays and, therefore, will not be subject to U.S. federal corporate income tax on the Fund’s net taxable income that is currently distributed to Shareholders. This treatment substantially eliminates the “double taxation” at the corporate and Shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the Shareholder level, upon a distribution of dividends by the REIT.

Even if the Fund qualifies for taxation as a REIT, the Fund will be subject to U.S. federal income taxation as follows:

•	The Fund will be subject to regular U.S. federal corporate tax on any undistributed income, including capital gain and undistributed cashless income such as accrued but unpaid interest.

•	If the Fund has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•	If the Fund elects to treat property that the Fund acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” the Fund may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non- qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

•	If the Fund fails to satisfy the 75% gross income test or the 95% gross income test but nonetheless maintains its qualification for taxation as a REIT because other requirements are met, the Fund will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which the Fund fails the 75% gross income test or (B) the amount by which the Fund fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

•	If the Fund fails to satisfy any of the REIT asset tests, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but the Fund’s failure is due to reasonable cause and not due to willful neglect and the Fund nonetheless maintain its REIT tax qualification because of specified cure provisions, the Fund will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset tests.

•	If the Fund fails to satisfy any provision of the Code that would result in the Fund’s failure to qualify for taxation as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, the Fund may retain the Fund’s REIT tax qualification but the Fund will be required to pay a penalty of $50,000 for each such failure.

•	If the Fund fails to distribute during each calendar year at least the sum of (1) 85% of the Fund’s REIT ordinary income for such year, (2) 95% of the Fund’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), the Fund will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

•	The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if the Fund fails to meet record-keeping requirements intended to monitor the Fund’s compliance with rules relating to the composition of Shareholders.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between the Fund and any TRS, and any other TRSs the Fund may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

•	If the Fund acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in the Fund’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, the Fund may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if the Fund subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

•	The Fund may elect to retain and pay U.S. federal income tax on the Fund’s net long-term capital gain. In that case, a Shareholder would include its proportionate share of the Fund’s undistributed long-term capital gain in its income (to the extent the Fund makes a timely designation of such gain to the Shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the Shareholder’s basis in the Fund’s Shares.

•	The Fund may own subsidiaries that will elect to be treated as TRSs and the Fund may hold equity interests in the Fund’s borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

•	The Fund will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent the Fund’s stock is held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, the Fund may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT for U.S. Federal Income Tax Purposes

The Fund has elected and has qualified to be taxable as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. In order to have so qualified, the Fund must meet and continue to meet the requirements relating to the Fund’s organization, ownership, sources of income, nature of assets and distributions of income to stockholders.

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT

•	under Sections 856 through 860 of the Code;

•	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

•	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

•	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

•	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT tax status;

•	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

•	that uses the calendar year for U.S. federal income tax purposes, and complies with the record-

•	keeping requirements of the Code and the regulations promulgated thereunder; and

•	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the 1940 Act. The Fund’s Shares are generally freely transferable, and the Fund believes that the restrictions on ownership and transfers of the Shares do not prevent the Fund from satisfying condition (2). Although the Fund is organized as a limited liability company, for U.S. federal income tax purposes the Fund elected to be classified as a corporation in compliance with condition (3). The Fund believes that the Shares sold in this offering will allow the Fund to timely comply with condition (6). However, depending on the number of Shareholders who subscribe for Shares in the offering and the timing of subscriptions, the Fund may need to conduct an additional offering of Shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the Share ownership requirements, the Fund is generally required to maintain records regarding the actual ownership of the Fund’s Shares. Provided the Fund complies with these recordkeeping requirements and that the Fund would not otherwise have reason to believe the Fund fails the 5/50 Test after exercising reasonable diligence, the Fund will be deemed to have satisfied the 5/50 Test. In addition, the LLC Agreement provides restrictions regarding the ownership and transfer of Shares, which are intended to assist the Fund in satisfying the Share ownership requirements described above.

For purposes of condition (9) above, the Fund will use a calendar year for U.S. federal income tax purposes,and the Fund intends to comply with the applicable recordkeeping requirements.

Gross Income Tests

In order to maintain the Fund’s qualification for taxation as a REIT, the Fund annually must satisfy two gross income tests. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. For additional information regarding the gross income tests, see the SAI.

Asset Tests

At the close of each calendar quarter, the Fund must also satisfy five tests relating to the nature of the Fund’s assets. First, at least 75% of the value of the Fund’s total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of Shares of the Fund’s stock or certain debt. Second, not more than 25% of the Fund’s assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of the Fund’s TRSs: (i) the value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s gross assets, and (ii) the Fund generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by the Fund may not exceed 20% of the value of the Fund’s gross assets. Fifth, not more than 25% of the value of the Fund’s gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. For additional information regarding the asset tests, see the SAI.

Annual Distribution Requirements

In order to qualify for taxation as a REIT, the Fund is required to distribute dividends, other than capital gain dividends, to the Fund’s Shareholders in an amount at least equal to: (i) the sum of: (a) 90% of the Fund’s “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and (b) 90% of the net income (after tax), if any, from foreclosure property (as described below); minus (ii) the sum of specified items of non-cash income that exceeds a percentage of the Fund’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to Shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the Fund and received by each Shareholder on December 31 of the year in which they are declared. In addition, at the Fund’s election, a distribution for a taxable year may be declared before the Fund timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the Fund’s Shareholders in the year in which they are paid, even though the distributions relate to the Fund’s prior taxable year for purposes of the 90% distribution requirement. For additional information regarding the annual distribution requirements, see the SAI.

Distributions to Shareholders

The following discussion describes taxation of Shareholders on distributions from the Fund in years in which the Fund qualifies to be taxed as a REIT.

Provided that the Fund qualifies for taxation as a REIT, distributions made to the Fund’s taxable U.S. Shareholders out of the Fund’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Shareholders who receive dividends from taxable subchapter C corporations. However, for taxable years before January 1, 2026, non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include the Fund’s dividends received by a non-corporate U.S. Shareholder that the Fund does not designate as capital gain dividends and that are not qualified dividend income. If the Fund fails to qualify for taxation as a REIT, such Shareholders may not claim this deduction with respect to dividends paid by the Fund. As discussed above, if the Fund realizes excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. Shareholder, that income cannot be offset by net operating losses of such Shareholder.

Distributions from the Fund that are designated as capital gain dividends will be taxed to U.S. Shareholders as long-term capital gains, to the extent that they do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held the Fund’s Shares. To the extent that the Fund elects under the applicable provisions of the Code to retain the Fund’s net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, the Fund’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the Fund on such retained capital gains. U.S. Shareholders will increase their adjusted tax basis in the Fund’s Shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by the Fund. Corporate U.S. Shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. Shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from the Fund in excess of its current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. Shareholder’s Shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these Shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Shareholder’s Shares, they will be treated as gain from the disposition of the Shares and thus will be included in income as long-term capital gain, or short-term capital gain if the Shares have been held for one year or less.

To the extent that the Fund has available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to U.S. Shareholders and do not offset income of U.S. Shareholders from other sources, nor do they affect the character of any distributions that are actually made by the Fund.

Dispositions of Shares

In general, capital gains recognized by individuals and other non-corporate U.S. Shareholders upon the sale or disposition of the Fund’s Shares will be subject to tax at capital gains rates, if such Shares were held for more than one year, and will be taxed at ordinary income rates if such Shares were held for one year or less. Gains recognized by U.S. Shareholders that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. Shareholder upon the disposition of Shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. Shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of Shares by a U.S. Shareholder who has held the Shares for six months or less, after applying holding period rules, will be treated as a long- term capital loss to the extent of distributions received from the Fund that were required to be treated by the U.S. Shareholder as long-term capital gain.

Repurchase of Shares

A repurchase of Shares will be treated under Section 302 of the Code as a taxable distribution unless the repurchase satisfies one of the tests set forth in Section 302(b) of the Code enabling the repurchase to be treated as a sale or exchange of the repurchased Shares. A repurchase that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a repurchase treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The repurchase will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the Shareholder, (ii) results in a “complete termination” of the Shareholder’s interest in the Fund, or (iii) is “not essentially equivalent to a dividend” with respect to the Shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in the Code, as well as Shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular repurchase will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective Shareholders are advised to consult their own tax advisers to determine such tax treatment.

If a repurchase of Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the repurchasing Shareholder. In addition, although guidance is sparse, the IRS could take the position that Shareholders who do not participate in any repurchase treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in the Fund as a result of the repurchase, even though such Shareholder did not actually receive cash or other property as a result of such repurchase. The amount of any such constructive dividend would be added to the non-repurchasing Shareholder’s basis in his or her Shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that repurchases taxed as dividends impair the Fund’s ability to satisfy the Fund’s distribution requirements under the Code. To avoid certain issues related to the Fund’s ability to comply with the REIT distribution requirements, the Fund has implemented procedures designed to track Shareholders’ percentage interests in the Fund’s Shares and identify any such dividend equivalent redemptions, and the Fund will decline to effect a repurchase to the extent that the believes that it would constitute a dividend equivalent redemption. However, there can be no assurance that the Fund will be successful in preventing all dividend equivalent redemptions.

Treatment of Tax-Exempt U.S. Shareholders

U.S. tax exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. Shareholder has not held the Fund’s Shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt Shareholder) and (2) the Fund does not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from the Fund and income from the sale of the Fund’s Shares generally should not give rise to UBTI to a tax exempt U.S. Shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that the Fund allocates to a tax-exempt U.S. Shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax exempt U.S. Shareholders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Fund as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the Fund’s stock could be required to treat a percentage of the dividends from the Fund as UBTI if the Fund is a “pension-held REIT.” The Fund will not be a pension- held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the Fund’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Fund’s stock, collectively owns more than 50% of such stock; and (2) the Fund would not have satisfied the 5/50 Test but for a special rule that permits the Fund to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

Tax exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning the Fund’s Shares.

U.S. Taxation of Non-U.S. Shareholders

In general, non-U.S. Shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the Fund’s Shares. In cases where a non-U.S. Shareholder’s investment in the Fund’s Shares is, or is treated as, effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, dividend income received in respect of Shares and gain from the sale of Shares generally will be “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. Shareholder were a U.S. Shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. Shareholder that is a corporation. Additionally, non- U.S. Shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains.

Backup Withholding and Information Reporting

The Fund will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, the Fund may be required to withhold a portion of dividends or capital gain distribution to any U.S. Shareholder who fails to certify their non-foreign status.

The Fund must report annually to the IRS and to each non-U.S. Shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. Shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of the Fund’s Shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the Fund’s Shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. Shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund or the Adviser will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following descriptions of the Fund’s Shares, certain provisions of Delaware law and certain provisions of the LLC Agreement are summaries and are qualified by reference to Delaware law and the LLC Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Reference should be made to the LLC Agreement on file with the SEC for the full text of these provisions.

Shares

The Fund is a Delaware limited liability company organized on August 27, 2021 under the Delaware Limited Liability Company Act  (6 Del. C. § 18-101, et. seq.) (“Delaware LLC Act”), issuing limited liability company interests. The limited liability company interests in the Fund will be denominated in common shares of limited liability company interests (“Shares” or “Common Shares”) and, if created in the future, preferred shares of limited liability company interests (“Preferred Shares”). The LLC Agreement provides that the Fund may issue an unlimited number of Shares.

All of the Shares offered by this Registration Statement will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Shares, as determined by the Board, the holders of such Shares will not be liable to the Fund to make any additional capital contributions with respect to such Shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of Shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Fund and no preferential rights to distributions. However, holders of Shares will be eligible to participate in the Fund’s Share repurchase program, as described in “Periodic Repurchase Offers.”

The Fund intends to make distributions necessary to maintain its qualification as a REIT. The Fund expects to declare and make distributions on a quarterly basis, or more or less frequently as determined by the Board, in arrears. See “Distribution Policy.” Unless a Shareholder elects to participate in the Fund’s dividend reinvestment plan, any dividends and other distributions paid to the Shareholder by the Fund will not be reinvested in additional Shares of the Fund under the plan. See “Dividend Reinvestment Plan.”

The Fund’s fiscal year end is December 31. In addition, the Fund has elected and has qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with the Fund’s taxable year ended December 31, 2022 and intends to continue to qualify as a REIT.

The following table shows the amount of Shares of the Fund that were authorized and outstanding as of April 1, 2026:

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	Unlimited	None	63,592,329

Share Classes

The Fund is currently offering one class of Shares on a continuous basis. The Fund may offer additional classes of Shares in the future. The Fund may apply for exemptive relief from the SEC that would permit the Fund to issue multiple classes of Shares; there is no assurance, however, that the relief would be granted. Until such exemptive relief is granted and the Fund registers a new Share class, the Fund will only offer one class of Shares.

Preferred Shares

Section 215(e) of the Delaware LLC Act specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, the LLC Agreement provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Common Shares (including Preferred Shares, debt securities or other senior securities), by action of the Board without approval of Shareholders.

The Board is authorized to fix the number of Preferred Shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions of such securities as the Board sees fit. As of the date of this Prospectus, no Preferred Shares are outstanding and the Fund has no current plans to issue any Preferred Shares.

Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of Preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of Preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such Preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of Preferred Shares, if any are issued, must be entitled as a class to elect two Directors at all times and to elect a majority of the Directors if distributions on such Preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding Preferred Shares.

Voting Rights

The Fund’s Shareholders will have voting rights only with respect to matters on which a vote of Shareholders is required by the 1940 Act, the LLC Agreement or a resolution of the Board. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. The LLC Agreement provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the LLC Agreement or a resolution of the Board specifying a greater or lesser vote requirement, the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act) shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders. There will be no cumulative voting in the election of Directors. Under the LLC Agreement, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.

Liquidation Rights

In the event of a liquidation, termination or winding up of the Fund, whether voluntary or involuntary, the Fund will first pay or provide for payment of the Fund’s debts and other liabilities, including the liquidation preferences of any class of Preferred Shares. Thereafter, holders of the Fund’s Common Shares will share in the funds of the Fund remaining for distribution pro rata in accordance with their respective interests in the Fund.

Agreement to be Bound by the LLC Agreement; Power of Attorney; Waiver of Jury Trial

By purchasing a Share, you will be admitted as a member of the Fund and will be bound by the provisions of, and deemed to be a party to, the LLC Agreement. Shareholders should be aware that the LLC Agreement requires that a shareholder’s right to a jury trial be waived to the fullest extent permitted by law in any litigation relating to the shareholder’s investment in the Fund. The waiver of a jury trial may limit a shareholder’s ability to litigate a claim in a manner that is more favorable to the shareholder. Other investment companies may not impose a similar limitation. A court may choose not to enforce this provision of the LLC Agreement.

Pursuant to the LLC Agreement, each Shareholder and each person who acquires a Share from a Shareholder grants to the Directors and officers of the Fund a power of attorney to, among other things, execute and file documents required for the Fund’s qualification, continuance or dissolution. The power of attorney also grants the Directors and officers of the Fund the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the LLC Agreement.

Limitation of Liability and Indemnification; Indemnification and Advance of Expenses

Pursuant to the LLC Agreement, Directors and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Director’s or officer’s duty.

Except as otherwise provided in the LLC Agreement, the Fund will indemnify and hold harmless any current or former Director or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense of any claim, action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Director or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Director or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Directors and officers prior to a final determination regarding entitlement to indemnification as described in the LLC Agreement.

Pursuant to the LLC Agreement, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives an undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

The LLC Agreement provides that except as required by federal law including the 1940 Act, neither the Directors nor any officer of the Fund shall owe any fiduciary duty to the Fund or any Shareholder. However, nothing in the LLC Agreement shall apply to, or in any way limit, any duties (including state law fiduciary duties of loyalty and care) or liabilities of Directors or officers of the Fund with respect to matters arising under the federal securities laws.

The LLC Agreement provides that each Shareholder irrevocably submits to the non-exclusive jurisdiction and venue of any District of Columbia court or U.S. federal court sitting in Washington DC in any action arising out of the LLC Agreement (“exclusive jurisdiction provision”). This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit and may limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the Shareholder. A court may choose not to enforce this provision of the LLC Agreement. There is a question regarding the enforceability of the exclusive jurisdiction forum provision in the LLC Agreement because the Securities Act and the 1940 Act permit shareholders to bring claims arising under such statutes in both state and federal courts.

Amendment of the LLC Agreement

Subject to the provisions of the 1940 Act, pursuant to the LLC Agreement, the Board may amend the LLC Agreement without any vote of Shareholders.

Termination and Dissolution

The Fund will continue as a limited liability company until terminated under the LLC Agreement. The Fund will dissolve upon: (i) the election of the Board to dissolve the Fund; (ii) the sale, exchange or other disposition of all or substantially all of the Fund’s assets; (iii) the entry of a decree of judicial dissolution of the Fund; or (iv) at any time that the Fund no longer has any Shareholders, unless the Fund’s business is continued in accordance with the Delaware LLC Act.

Restrictions on Ownership and Transfer

In order for the Fund to qualify for taxation as a REIT under the Code, Shares of the Fund must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the Fund’s outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify for taxation as a REIT, the Fund must satisfy other requirements as well.

To assist the Fund in qualifying for taxation as a REIT, the LLC Agreement, subject to certain exceptions, contains restrictions on the number and value of the Fund’s Common Shares and the number and value of the Fund’s total shares that a person may own. The LLC Agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of the Fund’s Common Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. These limits collectively are referred to as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the Shares of the Fund described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause the Fund’s Shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of the Fund’s Common Shares, whichever is more restrictive, or 9.8% by value or number of the Fund’s total shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, the Fund’s Shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

The Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular Shareholder if the Shareholder’s ownership in excess of the ownership limit would not result in the Fund being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in the Fund failing to qualify for taxation as a REIT. As a condition of its waiver or grant of excepted holder limit, the Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Board in order to determine or ensure the Fund’s qualification for taxation as a REIT. In addition, the Fund will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, the Board may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the Shares then outstanding of the Fund or the Fund would otherwise fail to qualify for taxation as a REIT. Prior to the modification of the ownership limit, the Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Fund’s qualification for taxation as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of the Fund’s Shares or the Fund’s total shares, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of the Fund’s Shares equals or falls below the decreased ownership limit, but any further acquisition of the Fund’s Common Shares or the Fund’s total shares, as applicable, in excess of such percentage ownership of the Fund’s Common Shares or the Fund’s total shares will be in violation of the ownership limit.

The LLC Agreement further prohibits: (i) any person from beneficially or constructively owning, applying certain attribution rules of the Code, Shares of the Fund that would result in the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Fund to fail to qualify for taxation as a REIT; and (ii) any person from transferring the Fund’s Shares if such transfer would result in the Fund’s Shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of the Fund’s Shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of the Fund’s Shares, or who would have owned the Fund’s Shares transferred to a trust as described below, must immediately give the Fund written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to the Fund and provide the Fund with such other information as the Fund may request in order to determine the effect of such transfer on the Fund’s qualification for taxation as a REIT. The foregoing restrictions on ownership and transfer of the Fund’s Shares will not apply if the Board determines that it is no longer in the Fund’s best interests to attempt to qualify, or to continue to qualify, for taxation as a REIT or that compliance with the restrictions and limitations on ownership and transfer of the Fund’s Shares as described above is no longer required in order for the Fund to qualify for taxation as a REIT.

If any transfer of the Fund’s Shares would result in the Fund’s Shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such Shares. In addition, if any purported transfer of the Fund’s Shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by the Board or in the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify for taxation as a REIT, then that number of Shares (rounded up to the nearest whole Share) that would cause the Fund to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by the Fund and the intended transferee will acquire no rights in such Shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to the Fund’s discovery that the Shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Fund being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify for taxation as a REIT, then the LLC Agreement provides that the transfer of the Shares will be null and void.

Shares of the Fund transferred to the trustee are deemed offered for sale to the Fund, or the Fund’s designee, at a price per Share equal to the lesser of (i) the price paid by the prohibited owner for the Shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Fund’s Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (ii) the last reported NAV value of the Fund’s Shares on the date the Fund accepts, or the Fund’s designee accepts, such offer. The Fund may reduce the amount payable by the amount of any dividend or other distribution that the Fund has paid to the prohibited owner before the Fund discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and the Fund may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. The Fund has the right to accept such offer until the trustee has sold the Shares held in the trust as discussed below. Upon a sale to the Fund, the interest of the charitable beneficiary in the Shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such Shares will be paid to the charitable beneficiary.

If the Fund does not buy the Shares, the trustee must, as soon as practicable after receiving notice from the Fund of the transfer of Shares to the trust, sell the Shares to a person or entity designated by the trustee who could own the Shares without violating the ownership limit or the other restrictions on ownership and transfer of Shares of the Fund. After the sale of the Shares, the interest of the charitable beneficiary in the Shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the Shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such Shares at market price, the last reported NAV value for the Fund’s Shares on the day of the event which resulted in the transfer of such Shares to the trust) and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the Shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that the Fund paid to the prohibited owner before the Fund discovered that the Shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by the Fund that the Fund’s Shares have been transferred to a trust, such Shares are sold by a prohibited owner, then such Shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such Shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the Shares held by the trustee.

The trustee will be designated by the Fund and will be unaffiliated with the Fund and with any prohibited owner. Prior to the sale of any Shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by the Fund with respect to the Shares held in trust and may also exercise all voting rights with respect to the Shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to the Fund’s discovery that the Fund’s Shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the Shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion: (i) to rescind as void any vote cast by a prohibited owner prior to the Fund’s discovery that the Shares have been transferred to the trust; and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if the Fund has already taken irreversible company action, then the trustee may not rescind and recast the vote. In addition, if the Board determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of the Fund’s Shares, the Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Fund to redeem the Fund’s Shares, refusing to give effect to the transfer on the Fund’s books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the Fund’s Shares, within 30 days after the end of each taxable year, must give the Fund written notice, stating the Shareholder’s name and address, the number of Shares of each class of the Fund that the Shareholder beneficially owns and a description of the manner in which the Shares are held. Each such owner must provide to the Fund in writing such additional information as the Fund may request in order to determine the effect, if any, of the Shareholder’s beneficial ownership on the Fund’s qualification for taxation as a REIT and to ensure compliance with the ownership limit. In addition, each Shareholder must provide to the Fund in writing such information as the Fund may request in good faith in order to determine the Fund’s qualification for taxation as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing the Fund’s Shares will bear a legend referring to the restrictions described above. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Shares or otherwise be in the best interest of the holders of the Shares.

ANTI-TAKEOVER PROVISIONS

The LLC Agreement includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, change the composition of the Board, or convert the Fund to open-end status. These provisions may have the effect of discouraging, delaying or preventing attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Directors are elected for indefinite terms and do not stand for reelection. A Director may be removed from office with cause only by action taken by a majority of the remaining Directors (or, in the case of an Independent Director, only by action taken by a majority of the remaining Independent Directors).

The LLC Agreement authorizes the Fund to issue additional Shares or other securities of the Fund for the consideration and on the terms and conditions established by the Board without the approval of the Shareholders. In particular, the Board is authorized to provide for the issuance of an unlimited amount of one or more classes or series of Shares of the Fund, including Preferred Shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. The Fund’s ability to issue additional Shares and other securities could render more difficult or discourage an attempt to obtain control over the Fund by means of a tender offer, merger or otherwise.

The Fund is a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in control of the Fund. Section 203 of the Delaware General Corporation Law (“DGCL”), which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. The LLC Agreement does not currently elect to have Section 203 of the DGCL apply to the Fund. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. The Board may elect to amend the LLC Agreement at any time to have Section 203 apply to the Fund.

To assist the Fund in qualifying as a REIT, the LLC Agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of the Fund’s common Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Fund’s Shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Fund’s Shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which Shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, the Fund will reject any investor’s subscription in whole or in part if the Fund determines that such subscription would violate such ownership limits.

The LLC Agreement provides that the Board has the exclusive power to adopt, alter or repeal any provision of the LLC Agreement, unless such amendment would adversely change the rights of the Shares. Thus, the Fund’s Shareholders generally may not effect changes to the LLC Agreement.

PLAN OF DISTRIBUTION

About the Fundrise Platform

The Fund’s Shares being offered hereby will be primarily offered and distributed by the Fund and its associated persons through the Fundrise Platform. The Fundrise Platform, which is owned and operated by Fundrise, LLC, a wholly owned subsidiary of Rise Companies, is a software communication tool used by the Fund and its associated persons, at no cost, in conducting the offer and sale of the Fund’s Shares. The Fundrise Platform consists solely of the investment platform available online at www.fundrise.com (along with the Fund’s website at www.fundriseincomerealestatefund.com) and through various mobile applications sponsored by Rise Companies, although the Fundrise Platform may expand or change over time. All associated persons of the Fund who participate in the offer and sale of the Fund’s Shares will be employees of Rise Companies or its affiliates.

Through the Fundrise Platform, Rise Companies is building a better alternative investment model, offering a simple, low-cost way to invest in real estate and other alternative assets that’s available to anyone, no matter their net worth. Rise Companies believes in leveraging technology to build a better financial system that empowers individuals. With technology, Rise Companies can create a more efficient mechanism than the conventional financial system to invest in real estate and other alternative assets. The Fundrise Platform is a technology infrastructure that vertically integrates the alternative investment management sector, connecting the individual investor directly to the asset, and thereby removing entire industries of middlemen incumbents, cutting costs, and, by applying proprietary technology to the investment execution and real estate operations, unlocking completely new solutions. Enabled by its proprietary technology, the Fundrise Platform aggregates thousands of individuals from across the United States to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Fundrise represents the future of the financial industry, leveraging data and machine learning to collapse the supply chain of finance into a single technology-enabled system.

Individuals can invest through the Fundrise Platform at low costs for what Rise Companies believes is a better, more transparent investor experience, while potentially earning attractive risk-adjusted returns from asset classes that have generally been limited to many investors or charged high commissions and premiums for access. The Fundrise Platform gives investors the ability to: (i) browse investment offerings based on investment preferences including location, asset type, risk and return profile; (ii) transact entirely online, including digital legal documentation, funds transfer, and ownership recordation; (iii) manage and track investments easily through an online portfolio; and (iv) receive automated distributions and/or interest payments, and regular financial reporting.

The offering and distribution of the Fund’s Shares (and all associated activities) will be conducted by the Fund and its associated persons in accordance with the exemption from broker registration requirements contained in Rule 3a4-1 under the Securities Exchange Act of 1934. Accordingly, no person associated with the Fund will be deemed to be a broker solely by reason of his or her participation in the offer and sale of the Fund’s Shares. All associated persons of the Fund will be limited to conducting only certain “passive sales” activities in accordance with Rule 3a4-1, which include the following: (i) preparing written communications that have been approved by a principal of the Fund, or delivering such written communications in a way that does not involve oral solicitation of a potential investor (e.g., via email); (ii) responding to inquiries of a potential investor in a communication initiated by the potential investor, with responses being limited to information contained in the Registration Statement or other offering documentation; and (iii) performing ministerial and clerical work involved in effecting any transactions in this offering. No activities will occur on the Fundrise Platform without the explicit direction of the Fund or its associated persons.

The Fund will not pay Fundrise, LLC, the owner of the Fundrise Platform, any sales commissions or other remuneration for hosting this offering on the Fundrise Platform. Additionally, no associated person of the Fund will be compensated for his or her participation in this offering, either through sales commissions or other remunerations based on the offer and sale of the Fund’s Shares.

No market currently exists for the Fund’s Shares. The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any securities exchange, and the Fund does not anticipate that any secondary market will develop for its Shares. Neither the Adviser nor the Fund intends to make a market in the Fund’s Shares.

How to Purchase Shares

This Prospectus and supplements hereto will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Fund’s website at www.fundriseincomerealestatefund.com, as well as on the SEC’s website at www.sec.gov.

Investors seeking to purchase the Fund’s Shares should proceed as follows:

•	Read this entire Registration Statement and any supplements accompanying this Registration Statement.

•	Electronically complete, execute and deliver a copy of the subscription agreement, which is available on www.fundrise.com (or the Fund’s website at www.fundriseincomerealestatefund.com).

•	Electronically provide ACH instructions to the Fund for the full purchase price of the Fund’s Shares being subscribed for; note, however, for subscriptions in excess of $125,000, the Fund will require that the purchase price of the Fund’s Shares be provided via bank wire.

A purchase of Shares will be made at the NAV per share next determined following receipt of a purchase order in good order by the Fund if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund receives all required information, including properly completed and signed documents, and the purchase order is approved and accepted by the Fund. Once the Fund accepts a purchase order, you may not cancel or revoke it.

By executing the subscription agreement and paying the total purchase price for the Fund’s Shares subscribed for, each investor agrees to accept and fully comply with the terms of the subscription agreement. Subscriptions will be binding upon investors but will be effective only upon the Fund’s acceptance of the subscribing investor as a member of the Fund, which will be based on the Fund’s determination that the investor satisfies all of the terms and conditions of the subscription agreement. Prospective investors should carefully read the subscription agreement before purchasing Shares of the Fund. Without prior notice, the Fund reserves the right, in its sole discretion, to reject or not accept any subscription in whole or in part, and pause, suspend or otherwise modify subscriptions (or the acceptance of subscriptions) for Shares at any time and from time to time and for any reason. Without limiting the generality of the foregoing, the Fund may decide to temporarily pause or suspend subscriptions (or the acceptance of subscriptions) for Shares at such times as the Adviser determines that the acceptance of subscriptions for Shares would not be in the interests of the Fund or its Shareholders.

The Fund will not draw funds from any subscriber until your subscription is accepted. If the Fund accepts your subscription, the Fund will email you a confirmation.

If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction. To the extent that the funds are not ultimately received by the Fund or are subsequently withdrawn by the subscriber, whether due to an ACH chargeback or otherwise, the subscription agreement will be considered terminated, and the subscriber will not be entitled to any Shares subscribed for or dividends that may have accrued.

The Fund reserves the right, in its sole discretion, to reject any initial or additional investment and to suspend or limit the offering of Shares to new or existing investors for any reason.

The Fund reserves the right to reject any initial or additional investment and to suspend the offering of Shares.

Transactions Through Your Financial Intermediary

Shareholders may invest in the Fund through a financial intermediary. Your financial intermediary is responsible for ensuring that your order is made in accordance with the subscription procedures described above under “How to Purchase Shares.” Purchase through a financial intermediary does not affect these subscription procedures.

Financial intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Each financial intermediary may also have its own rules about minimum initial investment amounts, minimum account balances, share transactions and limits on the number of share transactions you are permitted to make in a given time period. The Fund has the discretion to modify or waive these requirements. For more information about your financial intermediary’s rules and procedures, you should contact your financial intermediary directly.

Financial intermediaries currently may only purchase Fund Shares through the Fundrise Platform. In the future, the Fund may allow financial intermediaries to purchase Fund Shares through other distribution arrangements, subject to applicable laws.

Minimum Purchase Requirements

The minimum initial investment for Shares of the Fund is $1,000. There is no minimum investment requirement on additional purchases after you have purchased a minimum of $1,000. In certain instances, the Fund may revise the minimum purchase requirement in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by the Adviser. In addition, in order to help protect the Fund from the risk of chargebacks, the Fund intends to require that any subscription in excess of $125,000 of the Fund’s Shares be funded through a bank wire transfer and not an ACH electronic fund transfer.

Certificates Will Not be Issued

The Fund will not issue certificates. Instead, the Fund’s Shares will be recorded and maintained on the Fund’s membership register.

Transferability of Shares

The Fund’s Shares are generally freely transferable by the Fund’s Shareholders subject to any restrictions imposed by applicable securities laws or regulations, compliance with the transfer provisions of the LLC Agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The LLC Agreement generally prohibits any person from transferring the Fund’s Shares if such transfer would result in the Fund’s Shares being owned by fewer than 100 persons. See “Description of Capital Structure and Shares – Restrictions on Ownership and Transfer.” The transfer of any Shares in violation of the LLC Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom the Fund’s Shares are attempted to be transferred in violation of the LLC Agreement will not be entitled to vote on matters coming before the Shareholders, receive distributions from the Fund or have any other rights in or with respect to the Fund’s Shares. The Fund will not have the ability to reject a transfer of the Fund’s Shares where all applicable transfer requirements, including those imposed under the transfer provisions of LLC Agreement, are satisfied.

No Escrow

The proceeds of the offering of the Fund’s Shares will not be placed into an escrow account.

Advertising, Sales and other Promotional Materials

In addition to this Registration Statement, subject to limitations imposed by applicable laws and regulations, the Fund expects to use additional advertising, sales and other promotional materials in connection with the continuous offering of Shares. These materials may include (1) information relating to this Registration Statement, the past performance of Rise Companies and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials and (2) certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material, in each case only as authorized by the Fund and subject to limitations imposed by applicable laws and regulations. Although these materials will not contain information in conflict with the information provided by this Registration Statement and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Fund’s Shares, these materials will not give a complete understanding of the continuous offering of Shares, the Fund or the Fund’s Shares and are not to be considered part of this Registration Statement. The continuous offering of the Fund’s Shares is made only by means of this Registration Statement and prospective investors must read and rely on the information provided in this Registration Statement in connection with their decision to invest in the Fund’s Shares.

Residents of the State of Washington

For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires certain financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund may seek to obtain the following information for each person that opens a new account:

•	a citizen or resident of the United States;

•	Name;

•	Date of Birth (for individuals);

•	Residential or business street address (although post office boxes are still permitted for mailing); and

•	Social Security number, taxpayer identification number, or other identifying information.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you may be asked to supply the identity of the beneficial owners.

Federal law prohibits certain financial institutions from opening a new account on behalf of a natural person unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund may close your account or take other appropriate action if it is unable to verify your identity within a reasonable time. The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing any and all requested identifying information or from closing an account and repurchasing an investor’s Shares when an investor’s identity is not verified.

In addition, the Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

Section 18-305 Rights

By purchasing a Share, you are bound by the provisions contained in the LLC Agreement requiring you to waive your rights to request to review and obtain information relating to and maintained by the Fund, including, but not limited to, names and contact information of the Fund’s shareholders, information listed in Section 18-305 of the Delaware LLC Act, and any other information deemed to be confidential by the Fund in its sole discretion (the “Waiver Provisions”).

Through the Fund’s required public filing disclosures, periodic reports and obligation to provide annual reports and tax information to its shareholders, much of the information listed in Section 18-305 of the Delaware LLC Act will be available to shareholders notwithstanding the Waiver Provisions. While the intent of such Waiver Provisions is to protect your personally identifiable information from being disclosed pursuant to Section 18-305 of the Delaware LLC Act, by agreeing to be subject to the Waiver Provisions, you are severely limiting your right to seek access to the personally identifiable information of other shareholders, such as names, addresses and other information about shareholders and the Fund that the Fund deems to be confidential. As a result, the Waiver Provision could impede your ability to communicate with other shareholders, and such provisions, on their own, or together with the effect of the arbitration provisions contained in the LLC Agreement, may impede your ability to bring or sustain claims against the Fund, including under applicable securities laws. The SAI provides additional information about the arbitration provisions. A court may choose not to enforce the Waiver Provisions.

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE FUND’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Fund Closings

The Fund may close at any time and from time to time to new investors or new investments and, during such closings, only the reinvestment of dividends by existing Shareholders will be permitted. The Fund may re-open to new investors or new investment and subsequently close again to new investors or new investment at any time at the discretion of the Adviser.

REPORTS TO SHAREHOLDERS

Shareholders may opt to receive the Fund’s audited annual reports and unaudited semi-annual reports, including a list of investments held, electronically through the Fundrise Platform. For Shareholders who have not opted to receive such reports through the Fundrise Platform, the Fund will send to such Shareholders the Fund’s annual and semi-annual reports. In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to Shareholders reasonably believed to be from the same family or household. Once implemented, a Shareholder must contact the Fund to discontinue householding and request individual copies of these documents by www.fundrise.com (or the Fund’s website at www.fundriseincomerealestatefund.com). Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

ADMINISTRATOR

Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex US Holdings LLC (d/b/a Apex Fund Services) (“Apex”), provides certain administration and portfolio accounting services to the Fund. Apex is located at 190 Middle Street, Suite 101, Portland, Maine 04101. In consideration for these services, the Fund pays Apex a monthly fee based on the Fund's daily net assets.

CUSTODIAN AND TRANSFER AGENTS

The Bank of New York Mellon (“BNY”), which has its principal offices at 240 Greenwich Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio pursuant to a Custody Agreement with the Fund. Under the Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to their duties.

The Fund self-custodies a portion of its portfolio assets in accordance with the requirements of Rule 17f-2 under the 1940 Act. The purpose of Rule 17f-2 is to ensure that assets for which an investment company acts as its own custodian are maintained in a manner subject to independent scrutiny. The rule specifies certain procedures and recordkeeping requirements with respect to such assets and, among other things, requires that the assets be deposited in the safekeeping of a bank or other company whose activities are supervised by federal or state authorities.

Computershare, Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), which has its principal office at 150 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s transfer agent. BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”), which has its principal office at 240 Greenwich Street, New York, New York 10286, serves as an additional transfer agent for the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP is the independent registered public accounting firm for the Fund and performs an annual audit of the Fund’s financial statements. KPMG LLP is located at Suite 4000, 1735 Market Street, Philadelphia, PA 19103.

LEGAL COUNSEL

Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, serves as the Fund’s legal counsel.

ADDITIONAL INFORMATION

This Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-257157). The complete Registration Statement, including the exhibits filed therewith, may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of this Prospectus or the SAI without charge.

Statements contained in this Prospectus and the SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

Inquiries concerning the Fund and the Shares should be directed by mail to the Fund at Fundrise Income Real Estate Fund, LLC, Attn: Investor Relations, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036, by calling (202) 584-0550, or by visiting the Fund’s website at www.fundriseincomerealestatefund.com.

Fundrise Income Real Estate Fund, LLC

Common Shares

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2026

This Statement of Additional Information (the “SAI”) provides additional information to the prospectus of the Fundrise Income Real Estate Fund, LLC (the “Fund”), dated May 1, 2026 (the “Prospectus”), as it may be amended or supplemented from time to time. This SAI is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus. This SAI should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained upon request and without charge by writing to the Fund at Fundrise Income Real Estate Fund, LLC, Attn: Investor Relations, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036, by calling (202) 584-0550, or by visiting the investment platform owned and operated by Rise Companies Corp. (“Rise Companies”), the Fund’s sponsor, available both online at www.fundrise.com and through various mobile applications (collectively referred to herein along with the Fund’s website www.fundriseincomerealestatefund.com, the “Fundrise Platform”). The information on the Fundrise Platform is not incorporated by reference into this SAI and investors should not consider it a part of this SAI.

The Prospectus and other information about the Fund is also available on the Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus.

GENERAL INFORMATION AND HISTORY

Fundrise Income Real Estate Fund, LLC (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an “interval fund.” The Fund was organized as a Delaware limited liability company on August 27, 2021 under the laws of Delaware by a Limited Liability Company Operating Agreement of the Fund dated November 12, 2021 (the “LLC Agreement”). The Fund has elected and has qualified to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. The Fund’s principal office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036 and its telephone number is (202) 584-0550.

Simultaneous with the commencement of the Fund’s investment operations, upon the closing of the reorganization of the Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Income eREIT V, LLC, and Fundrise eREIT XIV, LLC (the “Predecessor Funds”) into the Fund (the “Reorganization”), the Fund acquired substantially all of the assets and liabilities of the Predecessor Funds. In connection with this Reorganization, shares of the Predecessor Funds were exchanged for shares of the Fund. Each of the Predecessor Funds are private funds excluded from the definition of “investment company” under the 1940 Act, and each was created to pursue a substantially similar investment strategy to the Fund.

The Fund currently only offers its common shares of limited liability company interests (“Shares” or “Common Shares”). The Fund may offer additional Share classes in the future, subject to obtaining an exemptive order from the SEC. Each Share of the Fund is entitled to one vote on all matters as to which Shares are entitled to vote. In addition, each Share of the Fund is entitled to participate equally with other Shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights.

The Board of Directors of the Fund (the “Board”) has overall responsibility for overseeing the Fund’s management and operations. Fundrise Advisors, LLC, a Delaware limited liability company (the “Adviser”), serves as the investment adviser to the Fund pursuant to an Investment Management Agreement between the Fund and the Adviser.

The Fund reserves the right to discontinue offering Shares at any time, to merge or reorganize itself, or to cease operations and liquidate at any time.

INVESTMENT OBJECTIVE AND POLICIES

The Fund’s investment objective and principal investment strategies, as well as the principal investment risks associated with the Fund’s investment strategies, are set forth in the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about other investment strategies that the Fund may utilize and related risks that may apply to the Fund, even though they are not considered to be “principal” investment strategies or risks of the Fund. Accordingly, an investment strategy and related risk that is described below, but which is not described in the Prospectus, should not be considered to be a principal investment strategy or principal risk.

The Fund may engage in any of the investment strategies or purchase any of the investments described below directly or through its investment in Real Estate Investment Vehicles.

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Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, under normal circumstances, the Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other real estate-related debt securities. For this purpose, real estate-related companies are those that derive at least 50% of their revenues or profits from the ownership, construction, management, financing or sale of real estate, or have at least 50% of the fair market value of their assets invested in real estate. Such investments may be comprised of: (i) residential and commercial real estate investments, primarily in the form of equity and debt not traded on public markets, and (ii) publicly traded real estate debt and equity securities (“Publicly Traded Real Estate Securities”).

The Fund will typically gain exposure to its commercial and residential real estate through “Real Estate Investment Vehicles.” Real Estate Investment Vehicles are income generating properties and other real estate that generates current payments, and may also be used to acquire, hold and finance land for future development, and to acquire investments in other residential and commercial real estate (including through co-investment arrangements, joint ventures, and majority-owned subsidiaries with rights to receive preferred economic returns). The potential investment structure of the Real Estate Investment Vehicles themselves may also vary. The Real Estate Investment Vehicles may be entities, including special purpose vehicles, in which the Fund wholly owns or otherwise controls subsidiaries of the Fund or entities that the Fund does not control (e.g. non-controlled joint ventures). The Real Estate Investment Vehicles are expected to consist of entities in which the Fund will co-invest alongside affiliates of the Fund, including those of the Adviser (“Co-Investment Entities”), subject to the terms and conditions of an exemptive order the Fund received from the SEC allowing the Fund and/or the Co-Investment Entities to co-invest alongside certain entities affiliated with or managed by the Adviser (including the “eREITs®” and “eFundTM” described below). It is expected that the Fund will not control most of these Real Estate Investment Vehicles. The Real Estate Investment Vehicles may also consist of wholly owned subsidiaries of the Fund and entities in which the Fund will co-invest a non-controlling interest solely alongside unaffiliated third party investors.

No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to invest across multiple asset classes including various real estate asset classes, property types, positions in the capital structure such as senior or subordinate mortgage debt, mezzanine debt, preferred equity and common equity (the “Capital Stack”), and geographic locations.

Investments in Real Estate

Types of Real Estate

In addition to the types of commercial and residential real estate that the Fund expects that it will invest in, as described in the Prospectus, the Fund may also invest in other types of alternative real estate, including, but not limited to the following:

Student Housing. Student housing properties are generally categorized as either on-campus and off-campus housing. The most significant differences between them are governance, ownership and location. On-campus student housing is provided under the guidance and regulations of an educational institution, is typically owned by the institution and is located near or adjacent to the classroom buildings and other campus facilities. Off-campus housing is located in proximity to the school campus, generally within walking or bicycling distance and is typically owned by private owner-operators. Off-campus housing facilities tend to offer more relaxed rules and regulations and therefore are more appealing to upper-classmen.

Data Centers. Data center properties are highly specialized and secure buildings that house networking, storage and communications technology infrastructure, including servers, storage devices, switches, routers and fiber optic transmission equipment. These buildings are designed to provide the power, cooling and network connectivity necessary to efficiently support critical IT equipment. This infrastructure requires an uninterruptible power supply, backup generators, cooling equipment, fire suppression systems and physical security. Data centers located at points where many communications networks converge can also function as interconnection hubs where customers are able to connect to multiple networks and exchange traffic with each other.

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Self-Storage. Self-storage refers to properties that offer do-it-yourself, month-to-month storage space rental for personal or business use. Self-storage offers a cost-effective and flexible storage alternative. Tenants rent fully enclosed spaces that can vary in size according to their specific needs and to which they have unlimited, exclusive access. Tenants have responsibility for moving their items into and out of their units. Self-storage unit sizes typically range from five feet by five feet to 20 feet by 20 feet, with an interior height of eight to 12 feet.

Wireless Towers. Wireless towers are vertical structures built on a small parcel of land, designed to accommodate multiple wireless tenants that lease both vertical space on the towers and portions of the land underneath the equipment. Generally, tenants own their antenna, microwave equipment, and shelters containing base-station equipment and HVAC, while the owner owns the structure and land parcel.

Manufactured Housing. A manufactured home community is designed to accommodate detached, single-family manufactured homes. Manufactured homes are produced off-site by manufacturers and installed on sites within the community. These homes are often improved with the addition of features constructed on site, including garages, screened rooms and carports. Each owner of a manufactured home leases the site on which the home is located from the owner.

Medical and Healthcare Facilities. Medical and healthcare facilities are properties designed to house the medical services industry. Facilities may include senior living facilities, medical offices and hospitals. Senior living facilities include independent living, assisted living, memory care, skilled nursing, and continuum of care facilities. Medical and Healthcare facilities are generally leased to operating companies on a “triple-net” basis that obligates the operating companies to pay all property related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures.

Ground Leases

The Fund may invest from time to time in real estate properties that are subject to ground leases. As a lessee under a ground lease, the Fund may be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may adversely impact the Fund’s investment performance. Furthermore, ground leases generally provide for certain provisions that limit the ability to sell certain properties subject to the lease. In order to assign or transfer rights and obligations under certain ground leases, the Fund will generally need to obtain consent of the landlord of such property, which, in turn, could adversely impact the price realized from any such sale.

Investments in Publicly Traded Real Estate

Securities Mortgage-Backed Securities

The following describes certain characteristics of mortgage-backed securities (“MBS”), which includes residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”). It should be noted that new types of MBS are developed and marketed from time to time and that, consistent with its investment limitations, the Fund may invest in those new types of MBS that the Adviser believes may assist it in achieving the Fund’s investment objective.

Yield Characteristics. Interest and principal payments on MBS are typically made monthly, and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. As a result, if the Fund purchases such a security at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity. Conversely, if the Fund purchases these securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce, yield to maturity.

Prepayments on a pool of mortgage loans are influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors’ housing needs, job transfers, unemployment, mortgagors’ net equity in the mortgaged properties and servicing decisions. Generally, however, prepayments on fixed rate mortgage loans will increase during a period of falling interest rates. Accordingly, amounts available for reinvestment by the Fund are likely to be greater during a period of relatively low interest rates and, as a result, are likely to be reinvested at lower interest rates than during a period of relatively high interest rates. MBS may decrease in value as a result of increases in interest rates and may benefit less than other fixed income securities from declining interest rates because of the risk of prepayment.

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Guaranteed Mortgage Pass-Through Securities. Mortgage pass-through securities represent participation interests in pools of residential mortgage loans originated by U.S. governmental or private lenders and guaranteed, to the extent provided in such securities, by the U.S. government or one of its agencies or instrumentalities. Any guarantee of such securities runs only to principal and interest payments on the securities and not to the market value of such securities or the principal and interest payments on the underlying mortgages. In addition, the guarantee only runs to the portfolio securities held by the Fund and not to the purchase of Common Stock. Such securities, which are ownership interests in the underlying mortgage loans, differ from conventional debt securities, which provide for periodic payment of interest in fixed amounts (usually semi-annually) and principal payments at maturity or on specified call dates. Mortgage pass-through securities provide for monthly payments that are a “pass-through” of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees paid to the guarantor of such securities and the servicer of the underlying mortgage loans. Guaranteed mortgage pass-through securities are often sold on a to-be-acquired or “TBA” basis. Such securities are typically sold one to three months in advance of issuance, prior to the identification of the underlying pools of mortgage securities but with the interest payment provisions fixed in advance. The underlying pools of mortgage securities are identified shortly before settlement and must meet certain parameters.

The guaranteed mortgage pass-through securities in which the Fund may invest may include those issued or guaranteed by the Government National Mortgage Association (“Ginnie Mae Certificates”), the Federal National Mortgage Association (“Fannie Mae Certificates”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac Certificates”).

Ginnie Mae Certificates. Ginnie Mae is a wholly owned United States corporation within the Department of Housing and Urban Development. The full faith and credit of the U.S. government is pledged to the payment of amounts that may be required to be paid under any guarantee, but not as to the market value of such securities. The Ginnie Mae Certificates will represent a pro rata interest in one or more pools of the following types of mortgage loans: (i) fixed rate level payment mortgage loans; (ii) fixed rate graduated payment mortgage loans; (iii) fixed rate growing equity mortgage loans; (iv) fixed rate mortgage loans secured by manufactured (mobile) homes; (v) mortgage loans on multifamily residential properties under construction; (vi) mortgage loans on completed multifamily projects; (vii) fixed rate mortgage loans as to which escrowed funds are used to reduce the borrower’s monthly payments during the early years of the mortgage loans (“buydown” mortgage loans); (viii) mortgage loans that provide for adjustments in payments based on periodic changes in interest rates or in other payment terms of the mortgage loans; and (ix) mortgage-backed serial notes. All of these mortgage loans will be Federal Housing Administration Loans (“FHA Loans”) or Veterans’ Administration Loans (“VA Loans”) and, except as otherwise specified above, will be fully amortizing loans secured by first liens on one- to four-family housing units.

Fannie Mae Certificates. Fannie Mae is a government sponsored corporation which is subject to general regulation by the Secretary of Housing and Urban Development. Each Fannie Mae Certificate will entitle the registered holder thereof to receive amounts representing such holder’s pro rata interest in scheduled principal payments and interest payments (at such Fannie Mae Certificate’s pass-through rate, which is net of any servicing and guarantee fees on the underlying mortgage loans), and any principal prepayments on the mortgage loans in the pool represented by such Fannie Mae Certificate and such holder’s proportionate interest in the full principal amount of any foreclosed or otherwise finally liquidated mortgage loan. The full and timely payment of principal of and interest on each Fannie Mae Certificate, but not the market value thereof, will be guaranteed by Fannie Mae, which guarantee is not backed by the full faith and credit of the U.S. government. Each Fannie Mae Certificate will represent a pro rata interest in one or more pools of FHA Loans, VA Loans or conventional mortgage loans (i.e., mortgage loans that are not insured or guaranteed by any governmental agency) of the following types: (i) fixed rate level payment mortgage loans; (ii) fixed rate growing equity mortgage loans; (iii) fixed rate graduated payment mortgage loans; (iv) variable rate California mortgage loans; (v) other adjustable rate mortgage loans; and (vi) fixed rate mortgage loans secured by multifamily projects.

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Freddie Mac Certificates. Freddie Mac is a stockholder owned corporation created pursuant to the Emergency Home Finance Act of 1970, as amended (the “FHLMC Act”), and subject to general regulation by the Department of Housing and Urban Development. Freddie Mac guarantees to each registered holder of a Freddie Mac Certificate ultimate collection of all principal of the related mortgage loans, without any offset or deduction, but does not, generally, guarantee the timely payment of scheduled principal or the market value of the securities. Freddie Mac may remit the amount due on account of its guarantee of collection of principal at any time after default on an underlying mortgage loan, but not later than 30 days following: (i) foreclosure sale; (ii) payment of a claim by any mortgage insurer; or (iii) the expiration of any right of redemption, whichever occurs later, but in any event no later than one year after demand has been made upon the mortgagor for accelerated payment of principal. The obligations of Freddie Mac under its guarantee are obligations solely of Freddie Mac and are not backed by the full faith and credit of the U.S. government.

Freddie Mac Certificates represent a pro rata interest in a group of mortgage loans (a “Freddie Mac Certificate group”) purchased by Freddie Mac. The mortgage loans underlying the Freddie Mac Certificates will consist of fixed rate or adjustable rate mortgage loans with original terms to maturity of between ten and thirty years, substantially all of which are secured by first liens on one- to four-family residential properties or multifamily projects. Each mortgage loan must meet the applicable standards set forth in the FHLMC Act. A Freddie Mac Certificate group may include whole loans, participation interests in whole loans and undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by Ginnie Mae, this guarantee does not apply to losses resulting from declines in the market value of these securities. Some MBS that the Fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government, such as those issued by Fannie Mae and Freddie Mac. Although the U.S. government has recently provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will support these or other government sponsored enterprises in the future.

Corporate Bonds

The Fund may invest in corporate bonds, including corporate bonds of real estate-related companies. Corporate bonds include a wide variety of debt obligations of varying maturities issued by U.S. and foreign corporations (including banks) and other business entities. Bonds are fixed or variable rate debt obligations, including bills, notes, debentures and similar instruments and securities. The Fund will invest in U.S. dollar-denominated corporate bonds and may also invest in bonds denominated in foreign currencies in accordance with the Fund’s investment objective and policies as described in the prospectus.

The Fund has the flexibility to invest in corporate bonds that are below investment grade quality. Corporate bonds rated below investment grade quality (that is, rated below “BBB-” by Standard & Poor’s Corporation (“S&P”) or Fitch Ratings, Inc. (“Fitch”), below “Baa3” by Moody’s Investors Service, Inc. (“Moody’s”) or comparably rated by another nationally recognized statistical rating organization (“NRSRO”)) are commonly referred to as “high yield” securities or “junk bonds.” Issuers of securities rated BB+/Ba1 are regarded as having current capacity to make principal and interest payments but are subject to business, financial or economic conditions which could adversely affect such payment capacity. Corporate bonds rated BBB- or Baa3 or above are considered “investment grade” securities. Corporate bonds rated Baa are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics, while corporate bonds rated BBB are regarded as having adequate capacity to pay principal and interest. Corporate bonds rated below investment grade quality are obligations of issuers that are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of issuer default and bankruptcy and increased market price volatility. Corporate bonds rated below investment grade tend to be less marketable than higher-quality securities because the market for them is less broad. The market for corporate bonds unrated by any NRSRO is even narrower. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling its portfolio securities. The Fund will be more dependent on the Advisers’ research and analysis when investing in these securities.

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The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.

Subject to rating agency guidelines, the Fund may invest a significant portion of its assets in broad segments of the bond market. If the Fund invests a significant portion of its assets in one segment, the Fund will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers in such segment of the corporate bond market.

Zero Coupon Securities and Payment-In-Kind Securities

The Fund may invest in zero coupon securities and payment-in-kind securities. Zero coupon securities are debt securities that pay no cash income and are sold at substantial discounts from their value at maturity. When a zero coupon security is held to maturity, its entire return, which consists of the amortization discount, comes from the difference between its purchase price and its maturity value. This difference is known at the time of purchase, so that investors holding zero coupon securities until maturity know at the time of their investment what the expected return on their investment will be, assuming full repayment of the bond. The Fund also may purchase payment-in-kind securities. Payment-in-kind securities pay all or a portion of their interest in the form of debt or equity securities rather than cash.

Zero coupon securities and payment-in-kind securities tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities. The value of zero coupon securities appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates than ordinary interest-paying debt securities with similar maturities. Zero coupon securities and payment-in-kind securities may be issued by a wide variety of corporate and governmental issuers.

Current federal income tax law requires the holder of a zero coupon security, certain payment-in-kind securities, and certain other securities acquired at a discount to accrue income with respect to these securities prior to the receipt of cash payments. Accordingly, to avoid liability for federal income and excise taxes, the Fund may be required to distribute cash attributable to income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Variable Rate Obligations

The Fund may invest in variable rate obligations. Variable rate obligations bear interest at rates that are not fixed, but vary with changes in specified market rates or indexes, such as the prime rate, and at specified intervals. Such obligations include, but are not limited to, variable rate master demand notes, which are unsecured instruments issued pursuant to an agreement between the issuer and the holder that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate.

Certain of the variable rate obligations that may be purchased by the Fund may carry a demand feature that would permit the holder to tender them back to the issuer of the instrument or to a third party at par value prior to maturity. Some of the demand instruments that may be purchased by the Fund may not trade in a secondary market and would derive their liquidity solely from the ability of the holder to demand repayment from the issuer or third party providing credit support. If a demand instrument is not traded in a secondary market, the Fund will nonetheless treat the instrument as “readily marketable” for the purposes of determining whether the instrument is an illiquid security unless the demand feature has a notice period of more than seven days in which case the instrument will be characterized as “not readily marketable” and therefore illiquid. The Adviser will monitor on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument or the third party providing credit support to make payment when due.

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Below Investment Grade (“High Yield” or “Junk”) Securities

Under rating agency guidelines, medium- and lower-rated securities and comparable unrated securities will likely have some quality and protective characteristics that are outweighed by large uncertainties or major risk exposures to adverse conditions. Medium- and lower-rated securities may have poor prospects of ever attaining any real investment standing, may have a current identifiable vulnerability to default or be in default, may be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions, and/or may be likely to be in default or not current in the payment of interest or principal. Such securities are considered speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could reduce the value of investments held by the Fund with a commensurate effect on the value of the Shares.

Changes by recognized rating services in their ratings of any security and in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. The ratings of Moody’s, S&P and Fitch generally represent the opinions of those organizations as to the quality of the securities that they rate. Such ratings, however, are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk or liquidity of the securities.

The secondary markets for high yield securities are generally not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield securities are concentrated in relatively few market makers and participants in the market are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for high yield securities is generally lower than that for higher-rated securities, and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the Fund to dispose of particular portfolio investments, may adversely affect the Fund’s net asset value (“NAV”) per Share and may limit the ability of the Fund to obtain accurate market quotations for purposes of valuing securities and calculating NAV. If the Fund is not able to obtain precise or accurate market quotations for a particular security, it will become more difficult to value the Fund’s portfolio securities, and a greater degree of judgment may be necessary in making such valuations. Less liquid secondary markets may also affect the ability of the Fund to sell securities at their fair value. If the secondary markets for high yield securities contract due to adverse economic conditions or for other reasons, certain liquid securities in the Fund’s portfolio may become illiquid and the proportion of the Fund’s assets invested in illiquid securities may significantly increase.

Prices for high yield securities may be affected by legislative and regulatory developments. These laws could adversely affect the Fund’s NAV and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value of outstanding high yield securities. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain corporate issuers of high yield bonds adversely affected the market in recent years.

U.S. Government Obligations

Securities issued or guaranteed by U.S. government agencies and instrumentalities include obligations that are supported by: (a) the full faith and credit of the Treasury (e.g., Ginnie Mae Certificates); (b) the limited authority of the issuer or guarantor to borrow from the Treasury (e.g., obligations of Federal Home Loan Banks); or (c) only the credit of the issuer or guarantor (e.g., Freddie Mac Certificates). In the case of obligations not backed by the full faith and credit of the Treasury, the agency issuing or guaranteeing the obligation is principally responsible for ultimate repayment.

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Agencies and instrumentalities that issue or guarantee debt securities and that have been established or sponsored by the U.S. government include, in addition to those identified above, the Bank for Cooperatives, the Export-Import Bank, the Federal Farm Credit System, the Federal Intermediate Credit Banks, the Federal Land Banks, Fannie Mae and the Student Loan Marketing Association.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements, under which the Fund will effectively pledge its assets as collateral to secure a short-term loan. Generally, the other party to the agreement makes the loan in an amount equal to a percentage of the market value of the pledged collateral. At the maturity of the reverse repurchase agreement, the Fund will be required to repay the loan and correspondingly receive back its collateral. While used as collateral, the assets continue to pay principal and interest which are for the benefit of the Fund.

Repurchase Agreements

A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the Fund, as the buyer, at a mutually agreed upon time and price.

The Fund enters into repurchase agreements only with dealers, domestic banks or recognized financial institutions which, in the opinion of the Adviser, are deemed creditworthy. The Adviser will monitor the value of the securities underlying the repurchase agreement at the time the transaction is entered into and at all times during the term of the repurchase agreement to ensure that the value of the securities always equals or exceeds the repurchase price. The Fund requires that additional securities be deposited if the value of the securities purchased decreases below their resale price and does not bear the risk of a decline in the value of the underlying security unless the seller defaults under the repurchase obligation. In the event of default by the seller under the repurchase agreement, the Fund could experience losses and experience delays in connection with the disposition of the underlying security. To the extent that, in the meantime, the value of the securities that the Fund has purchased has decreased, the Fund could experience a loss. Repurchase agreements with maturities of more than seven days will be treated as illiquid securities by the Fund.

Loans of Portfolio Securities

The Fund may lend portfolio securities to brokers or dealers or other financial institutions although it has no current intention to do so. The procedure for the lending of securities will include the following features and conditions. The borrower of the securities will deposit cash or liquid securities with the Fund in an amount equal to a minimum of 100% of the market value of the securities lent. The Fund will invest the cash collateral in short-term debt securities or cash equivalents and earn the interest thereon. A negotiated portion of the income so earned may be paid to the borrower and/or the broker who arranged the loan. If the Fund receives securities as collateral, the Fund will receive a fee from the borrower. If the value of the collateral drops below the required minimum at any time, the borrower may be called upon to post additional collateral. If the additional collateral is not paid, the loan will be immediately due and the Fund may use the collateral or its own cash to replace the securities by purchase in the open market charging any loss to the borrower. These will be “demand” loans and may be terminated by the Fund at any time. The Fund will receive any dividends and interest paid on the securities lent and the loans will be structured to assure that the Fund will be able to exercise its voting rights on the securities.

Rule 144A Securities

The Fund may purchase Rule 144A securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. The Board has determined that Rule 144A securities may be considered liquid securities if so determined by the Adviser. The Adviser has adopted policies and procedures for the purpose of determining whether securities that are eligible for resales under Rule 144A are liquid or illiquid. Pursuant to those policies and procedures, the Adviser may make the determination as to whether a particular security is liquid or illiquid with consideration to be given to, among other things, the frequency of trades and quotes for the security, the number of dealers willing to sell the security, the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security and the time needed to dispose of the security.

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To the extent that liquid Rule 144A securities that the Fund holds become illiquid, due to the lack of sufficient qualified institutional buyers or market or other conditions, the percentage of the Fund’s assets invested in illiquid assets would increase. The Adviser will monitor Fund investments in Rule 144A securities and will consider appropriate measures to enable the Fund to meet any investment limitations and to maintain sufficient liquidity for operating purposes and to meet redemption requests.

Restricted Securities and Securities with Limited Trading Markets

The Fund may purchase securities for which there is a limited trading market or which are subject to restrictions on resale to the public. If the Fund were to assume substantial positions in securities with limited trading markets, the activities of the Fund could have an adverse effect upon the liquidity and marketability of such securities and the Fund might not be able to dispose of its holdings in those securities at then current market prices. Circumstances could also exist (to satisfy redemptions, for example) when portfolio securities might have to be sold by the Fund at times which otherwise might be considered to be disadvantageous so that the Fund might receive lower proceeds from such sales than it had expected to realize. Investments in securities which are “restricted” may involve added expenses to the Fund should the Fund be required to bear registration costs with respect to such securities. The Fund could also be delayed in disposing of such securities which might have an adverse effect upon the price and timing of sales and the liquidity of the Fund. Restricted securities and securities for which there is a limited trading market may be significantly more difficult to value due to the unavailability of reliable market quotations for such securities, and investment in such securities may have an adverse impact on NAV. As more fully described above, the Fund may purchase Rule 144A securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the Securities Act.

Convertible Securities and Synthetic Convertible Securities

The Fund may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. Similar to traditional fixed income securities, the market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis and thus may not decline in price to the same extent as the underlying common stock. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value.

Credit Linked Notes

Credit linked notes are structured securities typically issued by banks whose principal and interest payments are contingent on the performance of the reference issuer. Credit linked notes are created by embedding a credit default swap in a funded asset to form an investment whose credit risk and cash flow characteristics resemble those of a bond or loan. These credit linked notes pay an enhanced coupon to the investor for taking on the added credit risk of the reference issuer.

Derivatives

The Fund may use various investment strategies described below to hedge market risks (such as broad or specific market movements, interest rates and currency exchange rates), to manage t he effective maturity or duration of debt instruments held by the Fund, or to seek to increase the Fund’s income or gain.

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The Fund may purchase and sell interest rate, currency or stock or bond index futures contracts and enter into currency transactions; purchase and sell (or write) exchange listed and over-the-counter (“OTC”) put and call options on securities, currencies, futures contracts, indexes and other financial instruments; enter into interest rate transactions, forward transactions, equity or debt swaps and related transactions; and invest in indexed securities and other similar transactions, which may be developed to the extent that the Adviser determines that they are consistent with the Fund’s investment objective and policies and applicable regulatory requirements (collectively, these transactions are referred to as “derivatives”). The Fund’s interest rate transactions may take the form of swaps, caps, floors, collars and other combinations of options, forwards, swaps and/or futures, and the Fund’s currency transactions may take the form of currency forward contracts, currency futures contracts and options thereon, currency swaps and options on currencies or combinations thereof.

The Adviser has filed with the National Futures Association a notice of eligibility claiming an exclusion from the definition of “commodity pool operator” (“CPO”) under CFTC Rule 4.5 under the Commodity Exchange Act, as amended (the “CEA”), with respect to the Fund’s operation. Accordingly, the Adviser is not subject to registration or regulation as a CPO under the CEA.

The Fund is not a “commodity pool” (i.e., a pooled investment vehicle which trades in commodity futures contracts and options thereon and the operator of which is registered with the Commodity Futures Trading Commission (the “CFTC”)), and Derivatives involving futures contracts and options on futures contracts will be purchased, sold or entered into only for bona fide hedging purposes, provided that the Fund may enter into such transactions for purposes other than bona fide hedging if, immediately thereafter, (i) its pro rata share of the sum of the amount of initial margin deposits on futures contracts entered into by the Fund and premiums paid for unexpired options with respect to such contracts so that it does not exceed 5% of the liquidation value of the Fund’s net assets, after taking into account unrealized profits and unrealized losses on such contracts and options (in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation); or (ii) the aggregate “notional value” (i.e., the size of the contract, in contract units, times the current market price (futures position) or strike price (options position) of each such unit) of the contract, so that it does not exceed the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on such contracts and options.

Derivatives involve special risks, including possible default by the other party to the transaction, illiquidity and, to the extent the Adviser’s view as to certain market movements is incorrect, the risk that the use of derivatives could result in significantly greater losses than if they had not been used. The degree of the Fund’s use of derivatives may be limited by certain provisions of the Code. For instance, the Fund will use derivatives only to the extent such derivatives are consistent with the requirements of the Code for maintaining its qualification for taxation as a REIT for federal income tax purposes.

Rule 18f-4 under the 1940 Act, among other things, requires that the Fund either use derivatives in a limited manner or comply with an outer limit on fund leverage risk based on value-at-risk. Currently, the Fund is a “limited derivatives user” pursuant to Rule 18f-4. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

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Futures Contracts. The Fund may trade futures contracts: (1) on domestic and foreign exchanges on currencies, interest rates and bond indexes; and (2) on domestic and, to the extent permitted by the CFTC, foreign exchanges on single stocks and stock indexes. Futures contracts are generally bought and sold on the commodities exchanges on which they are listed with payment of initial and variation margin as described below. The sale of a futures contract creates a firm obligation by the Fund, as seller, to deliver to the buyer the specific type of financial instrument called for in the contract at a specific future time for a specified price (or with respect to certain instruments, the net cash amount). The Fund is not a commodity pool, and the Fund, where permitted, will use futures contracts and options thereon solely for purposes and in amounts permitted by the rules and regulations promulgated by the CFTC. The Fund’s use of financial futures contracts and options thereon will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. Maintaining a futures contract or selling an option on a futures contract will typically require the Fund to deposit with a financial intermediary, as security for its obligations, an amount of cash or other specified assets (“initial margin”) that initially is from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (“variation margin”) may be required to be deposited thereafter daily as the mark-to-market value of the futures contract fluctuates. In addition, the value of all futures contracts sold by the Fund (adjusted for the historical volatility relationship between the Fund and the contracts) will not exceed the total market value of the Fund’s securities. In addition, the value of the Fund’s long futures and options positions (futures contracts on stock or bond indexes, interest rates or foreign currencies and call options on such futures contracts) will not exceed the sum of: (a) liquid assets segregated for this purpose; (b) cash proceeds on existing investments due within thirty days; and (c) accrued profits on the particular futures or options positions.

Interest Rate Futures Contracts. The Fund may enter into interest rate futures contracts in order to protect it from fluctuations in interest rates without necessarily buying or selling debt securities. An interest rate futures contract is an agreement to take or make delivery of either: (i) an amount of cash equal to the difference between the value of a particular index of debt securities at the beginning and at the end of the contract period; or (ii) a specified amount of a particular debt security at a future date at a price set at time of the contract. For example, if the Fund owns bonds, and interest rates are expected to increase, the Fund might sell futures contracts on debt securities having characteristics similar to those held in the portfolio. Such a sale would have much the same effect as selling an equivalent value of the bonds owned by the Fund. If interest rates did increase, the value of the debt securities in the portfolio would decline, but the value of the futures contracts to the Fund would increase at approximately the same rate, thereby keeping the NAV of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling bonds with longer maturities and investing in bonds with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, when the Adviser expects that interest rates may decline, the Fund may purchase interest rate futures contracts in an attempt to hedge against having to make subsequently anticipated purchases of bonds at the higher prices expected to result from declining interest rates. Since the fluctuations in the value of appropriately selected futures contracts should be similar to that of the bonds that will be purchased, the Fund could take advantage of the anticipated rise in the cost of the bonds without actually buying them until the market had stabilized. At that time, the Fund could make the intended purchase of the bonds in the cash market and the futures contracts could be liquidated.

At the time of delivery of securities pursuant to an interest rate futures contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate from that specified in the contract. In some instances, securities called for by a futures contract may have a shorter term than the term of the futures contract and, consequently, may not in fact have been issued when the futures contract was entered.

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Options. In order to hedge against adverse market shifts or to increase income or gain, the Fund may purchase put and call options or write “covered” put and call options on securities, fixed income instruments, interest rates or currencies or on futures contracts on securities, stock indexes, interest rates or currencies. A call option is “covered” if, so long as the Fund is obligated as the writer of the option, it will: (i) own the underlying investment subject to the option; (ii) own securities convertible or exchangeable without the payment of any consideration into the securities subject to the option; (iii) own a call option on the relevant security or currency with an exercise price no higher than the exercise price on the call option written or (iv) deposit with its custodian in a segregated account liquid assets having a value equal to the excess of the value of the security or index that is the subject of the call over the exercise price. A put option is “covered” if, to support its obligation to purchase the underlying investment if a put option that the Fund writes is exercised, the Fund will either (a) deposit with its custodian in a segregated account liquid assets having a value at least equal to the exercise price of the underlying investment or (b) continue to own an equivalent number of puts of the same “series” (that is, puts on the same underlying investment having the same exercise prices and expiration dates as those written by the Fund), or an equivalent number of puts of the same “class” (that is, puts on the same underlying investment) with exercise prices greater than those that it has written (or, if the exercise prices of the puts it holds are less than the exercise prices of those it has written, it will deposit the difference with its custodian in a segregated account). Parties to options transactions must make certain payments and/or set aside certain amounts of assets in connection with each transaction, as described below.

In all cases, except for certain options on interest rate futures contracts, by writing a call, the Fund will limit its opportunity to profit from an increase in the market value of the underlying investment above the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. By writing a put, the Fund will limit its opportunity to profit from a decrease in the market value of the underlying investment below the exercise price of the option for as long as the Fund’s obligation as writer of the option continues. Upon the exercise of a put option written by the Fund, the Fund may suffer an economic loss equal to the difference between the price at which the Fund is required to purchase the underlying investment and its market value at the time of the option exercise, less the premium received for writing the option. Upon the exercise of a call option written by the Fund, the Fund may suffer an economic loss equal to an amount not less than the excess of the investment’s market value at the time of the option exercise over the Fund’s acquisition cost of the investment, less the sum of the premium received for writing the option and the positive difference, if any, between the call price paid to the Fund and the Fund’s acquisition cost of the investment.

In all cases except for certain options on interest rate futures contracts, in purchasing a put option, the Fund will seek to benefit from a decline in the market price of the underlying investment, while in purchasing a call option, the Fund will seek to benefit from an increase in the market price of the underlying investment. If an option purchased is not sold or exercised when it has remaining value, or if the market price of the underlying investment remains equal to or greater than the exercise price, in the case of a put, or remains equal to or below the exercise price, in the case of a call, during the life of the option, the Fund will lose its investment in the option. For the purchase of an option to be profitable, the market price of the underlying investment must decline sufficiently below the exercise price, in the case of a put, and must increase sufficiently above the exercise price, in the case of a call, to cover the premium and transaction costs.

In the case of certain options on interest rate futures contracts, the Fund may purchase a put option in anticipation of a rise in interest rates, and purchase a call option in anticipation of a fall in interest rates. By writing a covered call option on interest rate futures contracts, the Fund will limit its opportunity to profit from a fall in interest rates. By writing a covered put option on interest rate futures contracts, the Fund will limit its opportunity to profit from a rise in interest rates.

The Fund may choose to exercise the options it holds, permit them to expire or terminate them prior to their expiration by entering into closing transactions. The Fund may enter into a closing purchase transaction in which the Fund purchases an option having the same terms as the option it had written or a closing sale transaction in which the Fund sells an option having the same terms as the option it had purchased. A covered option writer unable to effect a closing purchase transaction will not be able to sell the underlying security until the option expires or the underlying security is delivered upon exercise, with the result that the writer will be subject to the risk of market decline in the underlying security during such period. Should the Fund choose to exercise a call option, the Fund will purchase in the open market the securities, commodities or commodity futures contracts underlying the exercised option.

Exchange-listed options on securities and currencies, with certain exceptions, generally settle by physical delivery of the underlying security or currency, although in the future, cash settlement may become available. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option. Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised.

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Put options and call options typically have similar structural characteristics and operational mechanics regardless of the underlying instrument on which they are purchased or sold. Thus, the following general discussion relates to each of the particular types of options discussed in greater detail below. In addition, many derivatives involving options require segregation of Fund assets in special accounts.

A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer of the option the obligation to buy, the underlying security, index, currency or other instrument at the exercise price. The Fund’s purchase of a put option on a security, for example, might be designed to protect its holdings in the underlying instrument (or, in some cases, a similar instrument) against a substantial decline in the market value of such instrument by giving the Fund the right to sell the instrument at the option exercise price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. The Fund’s purchase of a call option on a security, financial futures contract, index, currency or other instrument might be intended to protect the Fund against an increase in the price of the underlying instrument that it intends to purchase in the future by fixing the price at which it may purchase the instrument. An “American” style put or call option may be exercised at any time during the option exercised period. A “European” style put or call option may be exercised only upon expiration. A “Bermudan” style put or call option may be exercised at any time on fixed dates occurring during the term of the option. Exchange-listed options are issued by a regulated intermediary such as the Options Clearing Corporation (the “OCC”), which guarantees the performance of the obligations of the parties to the options. The discussion below uses the OCC as an example, but is also applicable to other similar financial intermediaries.

Index options are cash settled for the net amount, if any, by which the option is “in-the-money” (that is, the amount by which the value of the underlying instrument exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option) at the time the option is exercised. Frequently, rather than taking or making delivery of the underlying instrument through the process of exercising the option, listed options are closed by entering into offsetting purchase or sale transactions that do not result in ownership of the new option.

The Fund’s ability to close out its position as a purchaser or seller of an OCC-issued or exchange-listed put or call option is dependent, in part, upon the liquidity of the particular option market. Among the possible reasons for the absence of a liquid option market on an exchange are: (1) insufficient trading interest in certain options, (2) restrictions on transactions imposed by an exchange, (3) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities, including reaching daily price limits, (4) interruption of the normal operations of the OCC or an exchange, (5) inadequacy of the facilities of an exchange or the OCC to handle current trading volume, or (6) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the relevant market for that option on that exchange would cease to exist, although any such outstanding options on that exchange would continue to be exercisable in accordance with their terms.

The hours of trading for listed options may not coincide with the hours during which the underlying financial instruments are traded. To the extent that the option markets close before the markets for the underlying financial instruments, significant price and rate movements can take place in the underlying markets that would not be reflected in the corresponding option markets.

OTC options are purchased from or sold to securities dealers, financial institutions or other parties (collectively referred to as “Counterparties” and individually referred to as a “Counterparty”) through a direct bilateral agreement with the Counterparty. In contrast to exchange-listed options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including such terms as method of settlement, term, exercise price, premium, guaranties and security, are determined by negotiation of the parties. It is anticipated that the Fund will generally only enter into OTC options that have cash settlement provisions, although it will not be required to do so.

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Unless the parties provide for it, no central clearing or guaranty function is currently expected to be involved in an OTC option. As a result, if a Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Thus, the Adviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be met. The Fund enters into OTC option transactions only with U.S. government securities dealers recognized by the Federal Reserve Bank of New York as “primary dealers,” or broker-dealers, domestic or foreign banks, or other financial institutions that the Adviser deems to be creditworthy. In the absence of a change in the current position of the SEC, OTC options purchased by the Fund and the amount of the Fund’s obligation pursuant to an OTC option sold by the Fund (the cost of the sell-back plus the in-the-money amount, if any) or the value of the assets held to cover such options will be deemed illiquid.

If the Fund sells a call option, it is foregoing its participation in the appreciation in the value of the underlying asset; however, the premium that it receives may serve as a partial hedge, to the extent of the option premium, against an increase in the value of the underlying securities or instruments held by the Fund and may increase the Fund’s income. Similarly, the sale of put options can also provide gains for the Fund.

The Fund may purchase and sell call options on securities that are traded on U.S. and foreign securities exchanges and in the OTC markets, and on securities indexes, currencies and futures contracts. All calls sold by the Fund must be “covered” (that is, the Fund must own the securities or futures contract subject to the call), or must otherwise meet the asset segregation requirements described below for so long as the call is outstanding. Even though the Fund will receive the option premium to help protect it against loss, a call sold by the Fund will expose the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or instrument and may require the Fund to hold a security or instrument that it might otherwise have sold.

The Fund reserves the right to purchase or sell options on instruments and indexes which may be developed in the future to the extent consistent with applicable law and the Fund’s investment objective and the restrictions set forth herein.

The Fund may purchase and sell put options on securities (whether or not it holds the securities in its portfolio) and on securities indexes, currencies and futures contracts. In selling put options, the Fund faces the risk that it may be required to buy the underlying security at a disadvantageous price above the market price.

Options on Futures Contracts. The Fund may purchase put and call options and write covered put and call options on futures contracts on stock indexes, interest rates and currencies traded on domestic and, to the extent permitted by the CFTC, foreign exchanges, in order to hedge all or a portion of its investments or to increase income or gain and may enter into closing transactions in order to terminate existing positions. There is no guarantee that such closing transactions can be effected. An option on a stock index futures contract, interest rate futures contract or currency futures contract, as contrasted with the direct investment in such a contract, gives the purchaser the right, in return for the premium paid, to assume a position in the underlying contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). While the price of the option is fixed at the point of sale, the value of the option does change daily and the change would be reflected in the NAV of the Fund.

The purchase of an option on a financial futures contract involves payment of a premium for the option without any further obligation on the part of the Fund. If the Fund exercises an option on a futures contract it will be obligated to post initial margin (and potentially variation margin) for the resulting futures position just as it would for any futures position. Futures contracts and options thereon are generally settled by entering into an offsetting transaction, but no assurance can be given that a position can be offset prior to settlement or that delivery will occur.

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Interest Rate and Equity Swaps and Related Transactions. The Fund may enter into interest rate and equity swaps and may purchase or sell (i.e., write) interest rate and equity caps, floors, collars and combinations thereof. The Fund expects to enter into these transactions in order to hedge against either a decline in the value of the securities included in the Fund’s portfolio or against an increase in the price of the securities which it plans to purchase, in order to preserve or maintain a return or spread on a particular investment or portion of its portfolio or to achieve a particular return on cash balances, or in order to increase income or gain. Interest rate and equity swaps involve the exchange by the Fund with another party of their respective commitments to make or receive payments based on a notional principal amount. The purchase of an interest rate or equity cap entitles the purchaser, to the extent that a specified index exceeds a predetermined level, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity cap. The purchase of an interest rate or equity floor entitles the purchaser, to the extent that a specified index falls below a predetermined rate, to receive payments on a contractually-based principal amount from the party selling the interest rate or equity floor. A collar is a combination of a cap and a floor which preserves a certain return within a predetermined range of values.

The Fund may enter into interest rate and equity swaps, caps, floors and collars on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities, and will usually enter into interest rate and equity swaps on a net basis (i.e., the two payment streams are netted out), with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate or equity swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian in accordance with procedures established by the Board. If the Fund enters into an interest rate or equity swap on other than a net basis, the Fund will maintain a segregated account in the full amount accrued on a daily basis of the Fund’s obligations with respect to the swap. The Fund will only enter into interest rate and equity swap, cap, floor or collar transactions with counterparties the Adviser deems to be creditworthy. The Adviser will monitor the creditworthiness of counterparties to its interest rate and equity swap, cap, floor and collar transactions on an ongoing basis. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and agents utilizing standardized swap documentation. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps with standardized documentation. To the extent the Fund sells caps, floors and collars it will maintain in a segregated account cash and/or cash equivalents or other liquid high grade debt securities having an aggregate NAV at least equal to the full amount, accrued on a daily basis, of the Fund’s obligations with respect to the caps, floors or collars. The use of interest rate and equity swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not utilized. Moreover, even if the Adviser is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.

The liquidity of swap agreements will be determined by the Adviser based on various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features) and (5) the nature of the marketplace for trades (including the ability to assign or offset the Fund’s rights and obligations relating to the investment). Such determination will govern whether a swap will be deemed within the percentage restriction on investments in securities that are not readily marketable.

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The Fund may invest in derivative instruments, such as options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes. The Fund may invest without limitation in derivative instruments related to currencies, including options contracts, futures contracts, options on futures contracts, forward contracts and swap agreements and combinations thereof; provided that such currency derivatives are used for hedging purposes only. The Fund may sell certain equities or fixed income securities short including, but not limited to Treasury securities, for investing and/or hedging purposes.

Percentage limitations described in this SAI are at the time of investment by the Fund and may be exceeded on a going-forward basis as a result of credit rating downgrades or market value fluctuations in the Fund’s portfolio securities.

The effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when the Adviser deems it desirable to do so. Because swaps and related transactions are bilateral contractual arrangements between the Fund and counterparties to the transactions, the Fund’s ability to terminate such an arrangement may be considerably more limited than in the case of an exchange traded instrument. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction. If the other party to a swap defaults, the Fund’s risk of loss is the net amount of payments that the Fund contractually is entitled to receive, if any. The Fund may purchase and sell caps, floors and collars without limitation, subject to the segregated account requirement described above.

Indexed Securities. The Fund may purchase securities whose prices are indexed to the prices of other securities, securities indexes, currencies, or other financial indicators. Indexed securities typically, but not always, are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. Currency-indexed securities typically are short-term to intermediate-term debt securities whose maturity values or interest rates are determined by reference to the values of one or more specified foreign currencies, and may offer higher yields than U.S. dollar- denominated securities of equivalent issuers. Currency-indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified currency value increases, resulting in a security that performs similarly to a foreign currency-denominated instrument, or their maturity value may decline when foreign currencies increase, resulting in a security whose price characteristics are similar to a put on the underlying currency. Currency-indexed securities may also have prices that depend on the values of a number of different foreign currencies relative to each other.

Combined Transactions. The Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts), multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions, instead of a single derivative, as part of a single or combined strategy when, in the judgment of the Adviser, it is in the best interests of the Fund to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions will normally be entered into by the Fund based on the Adviser’s judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase the risks or hinder achievement of the Fund’s objective.

Risk Factors. Derivatives have special risks associated with them, including possible default by the counterparty to the transaction, illiquidity and, to the extent the Adviser’s view as to certain market movements is incorrect, the risk that the use of the derivatives could result in losses greater than if they had not been used. Use of put and call options could result in losses to the Fund, force the purchase or sale, as the case may be, of written portfolio securities at inopportune times or for prices higher than (in the case of written put options) or lower than (in the case of written call options) current market values, or cause the Fund to hold a security it might otherwise sell.

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The use of futures and options transactions entails certain special risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related securities position of the Fund could create the possibility that losses on the hedging instrument are greater than gains in the value of the Fund’s position. In addition, futures and options markets could be illiquid in some circumstances and certain OTC options could have no markets. As a result, in certain markets, the Fund might not be able to close out a transaction without incurring substantial losses. Although the Fund’s use of futures and options transactions for hedging should tend to minimize the risk of loss due to a decline in the value of the hedged position, at the same time it will tend to limit any potential gain to the Fund that might result from an increase in value of the position. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option thereon. Finally, the daily variation margin requirements for futures contracts create a greater ongoing potential financial risk than would purchases of options, in which case the exposure is limited to the cost of the initial premium. However, because option premiums paid by the Fund are small in relation to the market value of the investments underlying the options, buying options can result in large amounts of leverage. This leverage offered by trading in options could cause the Fund’s NAV to be subject to more frequent and wider fluctuation than would be the case if the Fund did not invest in options.

As is the case with futures and options strategies, the effective use of swaps and related transactions by the Fund may depend, among other things, on the Fund’s ability to terminate the transactions at times when the Adviser deems it desirable to do so. To the extent the Fund does not, or cannot, terminate such a transaction in a timely manner, the Fund may suffer a loss in excess of any amounts that it may have received, or expected to receive, as a result of entering into the transaction.

Because the amount of interest and/or principal payments which the issuer of indexed securities is obligated to make is linked to the prices of other securities, securities indexes, currencies, or other financial indicators, such payments may be significantly greater or less than payment obligations in respect of other types of debt securities. As a result, an investment in indexed securities may be considered speculative. Moreover, the performance of indexed securities depends to a great extent on the performance of, and may be more volatile than, the security, currency, or other instrument to which they are indexed, and may also be influenced by interest rate changes in the United States and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

Losses resulting from the use of derivatives will reduce the Fund’s NAV, and possibly income, and the losses can be greater than if derivatives had not been used.

When conducted outside the United States, derivatives transactions may not be regulated as rigorously as in the United States, may not involve a clearing mechanism and related guarantees, and will be subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities, currencies and other instruments. In addition, the price of any foreign futures or foreign options contract and, therefore, the potential profit and loss thereon, may be affected by any variance in the foreign exchange rate between the time an order is placed and the time it is liquidated, offset or exercised. The value of positions taken as part of non-U.S. derivatives also could be adversely affected by: (1) other complex foreign political, legal and economic factors, (2) lesser availability of data on which to make trading decisions than in the United States, (3) delays in the Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (4) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (5) lower trading volume and liquidity.

Cover. The Fund’s use of derivatives may create financial obligations to third parties which if not covered could be construed as “senior securities” (as defined in the 1940 Act). In October 2020, the SEC adopted Rule 18f-4 under the 1940 Act, which provides for the regulation of registered investment companies’ use of derivatives and certain related instruments. Rule 18f-4 imposes limits on the amount of derivatives a fund can enter into and replaces the asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act, among other requirements. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. Currently, the Fund is a “limited derivatives user” pursuant to Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund. The Fund is designated as a limited derivatives user (as defined in Rule 18f-4).

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Tax Consequences of Hedging

Under applicable tax law, the Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Code. Those provisions could cause the Fund to recognize income or gain without a corresponding receipt of cash with which to satisfy distribution requirements, could result in an increase (or decrease) in the amount of taxable dividends paid by the Fund and could affect whether dividends paid by the Fund are classified as capital gains or ordinary income.

Private Real Estate Funds

The Fund may attempt to achieve its investment objective by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related investments. The Fund may invest in securities issued by private real estate funds that may be structured as limited partnerships or limited liability companies and that hold real estate assets including office, industrial, multifamily residential and office properties. Private real estate funds typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date. Additionally, the Fund may acquire investments in private real estate funds from one or more sellers who are existing investors in the private real estate funds in one or more secondary transactions.

Although the Fund is a “non-diversified” investment company within the meaning of the 1940 Act, the Fund will seek to invest across multiple asset classes including various real estate asset classes, property types, positions in the Capital Stack, and geographic locations. In addition to diversification across real estate asset classes, property types, positions in the Capital Stack and geographic markets, private real estate funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type, positions in the Capital Stack and geographic investments; however, many of the private real estate funds have NAV limitations for any one individual property held by such Funds relative to the NAV of the private real estate fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain private real estate funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories. There can be no assurance that the Fund will achieve such diversification.

The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. This leverage may take the form of entity or property level debt. Property level debt will be incurred by special purpose vehicles controlled by the Fund  (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity or joint venture holding such debt is a subsidiary where the Fund owns all or a majority of the voting securities of the subsidiary (“Controlled Subsidiary”) of the Fund or the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules. See “Leverage” in the Prospectus. The private real estate funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus or other economic or property specific factors, each private real estate fund will have differing limitations on the utilization of leverage. Such limitations are private real estate fund specific and may apply to an overall portfolio limitation as well as a property specific limitation. Private real estate funds may incur higher levels of leverage than what is permitted under the 1940 Act. Accordingly, the Fund, through these investments, may be indirectly exposed to higher levels of leverage than the Fund is permitted to.

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The Fund seeks, through the private real estate funds, to focus primarily on direct real estate investments held by the private real estate funds or on investments in real estate operating companies that acquire, develop and manage real estate. As a result, the Fund will invest no more than 15% of its net assets in pooled investment vehicles, including private real estate funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Fund has not set a limitation on the amount of its investments that it may invest in all other private real estate funds (e.g., those not within the definitions of investment company under Section 3(a)(1) of the 1940 Act (not primarily engaged in investing, reinvesting or trading in securities and have less than 40% of their total assets, on an unconsolidated basis, in “investment securities” as defined in the 1940 Act), or are otherwise excluded from the definition of investment company by Section 3(c)(5)(C) of the 1940 Act because they are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate).

Other Underlying Funds

The Fund may invest in securities of other underlying funds, including REITs and exchange-traded funds (“ETFs”). The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances, a prohibition on the Fund from acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of all investment companies. In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund, if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1.25%. An investment company that issues shares to the Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s Shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security. Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% limitation and the 10% limitation, provided the aggregate sales loads any investor pays does not exceed the limits on sales loads established by the Financial Industry Regulatory Authority, Inc. (“FINRA”) for so-called “funds of funds.” Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

ETFs are shares of unaffiliated investment companies issuing shares, which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s NAV; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.

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In October 2020, the SEC adopted certain regulatory changes and took other actions related to the ability of an investment company to invest in another investment company. These changes include, among other things, amendments to Rule 12d1-1, the rescission of Rule 12d1-2, the adoption of Rule 12d1-4, and the rescission of certain exemptive relief issued by the SEC permitting such investments in excess of statutory limits. Rule 12d1-4 under the 1940 Act provides an exemption from Section 12(d)(1) that allows the Fund to invest in other registered funds, including ETFs beyond the limits of Section 12(d)(1), if the Fund satisfies certain conditions specified in the Rule. Those conditions include, among others, that the Fund and its advisory group will not control (individually or in the aggregate) an acquired fund (e.g., hold more than 25% of the outstanding voting securities of an acquired fund that is a registered open-end management investment company).

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed- income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio investments. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Non-Diversified Status

Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax asset requirements for REIT tax qualification.

Liquidation of Fund

The Board may determine to close and/or liquidate the Fund at any time, which may have adverse tax consequences to Shareholders. In the event of the liquidation of the Fund, Shareholders will receive a liquidating distribution in cash or in-kind equal to their proportionate interest in the Fund. The value of an investment in the Fund, and any subsequent distribution in the event of a termination, will be subject to market conditions at that time. A liquidating distribution would generally be a taxable event to Shareholders, resulting in a gain or loss for tax purposes, depending upon a Shareholder’s basis in his or her shares of the Fund. In the event of a liquidation of the Fund, a Shareholder will not be entitled to any refund or reimbursement of expenses borne, directly or indirectly, by the Shareholder, and a Shareholder may receive an amount in liquidation less than the Shareholder’s original investment.

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Large Shareholder Risk

Shares of the Fund may be offered as an investment to certain other investment companies, large retirement plans, and other investors capable of purchasing a large percentage of Fund Shares. A Fund may experience adverse effects when these large Shareholders purchase or redeem a large percentage of Fund shares. The Fund is subject to the risk that large Share purchases may adversely affect the Fund’s liquidity levels and performance to the extent that the Fund is forced to hold a large uninvested cash position or more liquid investments and is delayed in investing new cash. The Fund’s performance may also be adversely affected by large redemptions of Fund Shares to the extent the Fund is forced to sell portfolio investments at a disadvantageous price or time to meet the large redemption request. Additionally, because Fund costs and expenses are shared by remaining Shareholders in the Fund, large redemptions relative to the size of the Fund will result in decreased economies of scale and increased costs and expenses for the Fund. Large redemptions that necessitate the sale of portfolio investments will accelerate the realization of taxable capital gains or losses. Purchases or redemptions of a large number of Fund shares relative to the size of a Fund will have adverse tax consequences limiting the use of any capital loss carryforwards and certain other losses to offset any future realized capital gains. Furthermore, it is possible that in response to a repurchase offer, the total amount of shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder.

Operational Risk

An investment in a Fund, like any fund, can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

Market Disruptions Risk

The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, such as on-going conflicts involving Russia and Ukraine and in the Middle East, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters (including climate change), which can all negatively impact the securities markets and cause the Fund to lose value. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including Fundrise Advisors, LLC as the Fund’s investment adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price the Fund’s investments. These and other developments may adversely affect the liquidity of the Fund’s investments.

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Cyber Security Risk

As the use of technology has become more prevalent in the course of business, the Fund has become potentially more susceptible to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional cyber events that may, among other things, cause the Fund to lose proprietary information, suffer data corruption and/or destruction or lose operational capacity, result in the unauthorized release or other misuse of confidential information, or otherwise disrupt normal business operations. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). In addition, cyber security breaches involving the Fund’s third party service providers, trading counterparties or issuers in which the Fund invests can also subject a Fund to many of the same risks associated with direct cyber security breaches. Cyber security breaches involving trading counterparties or issuers in which the Fund invests could adversely impact such counterparties or issuers and cause the Fund’s investment to lose value. Cyber security failures or breaches may result in financial losses to the Fund and its Shareholders. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with a Fund’s ability to calculate its NAV, process shareholder transactions or otherwise transact business with Shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; reputational damage; reimbursement or other compensation costs; additional compliance and cyber security risk management costs and other adverse consequences. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

Like with operational risk in general, the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security. However, there are inherent limitations in these plans and systems, including that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. As such, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers in which a Fund may invest, trading counterparties or third party service providers to the Fund. There is also a risk that cyber security breaches may not be detected. The Fund and its Shareholders could be negatively impacted as a result.

Risks Related to Regulatory Matters

The Fund is subject to substantial regulation, numerous contractual obligations and extensive internal policies and failure to comply with these matters could have a material adverse effect on the Fund’s business, financial condition and results of operations.

The Fund and any of its wholly owned or controlled subsidiaries are subject to substantial regulation, numerous contractual obligations and extensive internal policies. Given the organizational structure, the Fund is subject to regulation by the SEC, the Internal Revenue Service (“IRS”), and other governmental bodies and agencies. These regulations are extensive, complex and require substantial management time and attention. If the Fund fails to comply with any of the regulations that apply to its business, the Fund could be subjected to extensive investigations as well as substantial penalties and its business and operations could be materially adversely affected. The Fund’s lack of compliance with applicable law could result in, among other penalties, the Fund’s ineligibility to contract with and receive revenue from the federal government or other governmental authorities and agencies. The Fund also has numerous contractual obligations that it must adhere to on a continuous basis to operate its business, the default of which could have a material adverse effect on the Fund’s business and financial condition. The Fund’s internal policies may not be effective in all regards and, further, if the Fund fails to comply with its internal policies, it could be subjected to additional risk and liability. However, the Adviser, the Fund and their affiliates do not provide investment advice regarding the decision to invest in, hold or sell the Fund’s Shares.

Legislative and regulatory initiatives may impose restrictions and requirements on financial institutions that could have an adverse effect on the Fund’s business.

The financial industry has become more highly regulated in recent years. Although recent leadership changes within the federal government and at the financial regulators and the SEC may result in changes in the regulatory environment as compared to recent years, there may continue to be a relatively high frequency of regulatory investigations of the trading and other investment activities of registered investment companies. Such investigations may impose additional expenses on the Fund, may require the attention of senior management of the Adviser and may result in fines if the Fund is deemed to have violated any regulations.

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As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect the Fund’s business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. The Fund’s and the Fundrise Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase the Fund’s operating expenses, and the Fund may be required to pass along those costs to the Fund’s borrowers in the form of increased fees, which could negatively impact the Fund’s ability to make loans or other real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of the Fundrise Platform.

Laws intended to prohibit money laundering may require Fundrise to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require Fundrise or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require the Fund to implement additional restrictions on the transfer of the Fund’s Shares to comply with such legislation and/or regulations. The Fund reserves the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, the Fund’s Shares may be refused. The Fund will not have the ability to reject a transfer of the Fund’s Shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of the LLC Agreement, are satisfied.

Risks Related to the Adviser and its Affiliates and the Fundrise Platform

Any adverse changes in Rise Companies’ financial health or the Fund’s relationship with Rise Companies or its affiliates could hinder the Fund’s performance and the return on your investment.

The Fund has engaged the Adviser to manage the Fund’s operations and its portfolio of residential and commercial real estate loans, residential and commercial real estate equity investments and other select real estate-related assets. The Adviser has no employees, and utilizes Rise Companies’ personnel to perform services on its behalf for the Fund. The Fund’s ability to achieve its investment objective and to pay distributions is dependent upon the performance of Rise Companies and its affiliates as well as Rise Companies’ real estate and debt finance professionals in the identification and acquisition or origination of investments, the management of the Fund’s assets and operation of the Fund’s day-to-day activities. Any adverse changes in Rise Companies’ financial condition or the Fund’s relationship with Rise Companies could hinder the Adviser’s ability to successfully manage the Fund’s operations its portfolio of investments.

Employee misconduct and unsubstantiated allegations against the Fund and misconduct by employees of Rise Companies could expose the Fund to significant reputational harm.

The Fund is vulnerable to reputational harm, as the Fund operates in an industry where integrity and the confidence of its investors is of critical importance. If an employee of Rise Companies or its affiliates were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against the Fund or Rise Companies by such employees, stockholders or others, Rise Companies and the Fund may suffer serious harm to the Fund’s reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and the Fund’s ability to attract new investors. The Fund’s business often requires that the Fund deal with confidential information. If employees of Rise Companies were to improperly use or disclose this information, the Fund could suffer serious harm to its reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions Rise Companies takes to detect and prevent this activity may not be effective in all cases. Misconduct by Rise Companies’ employees, or even unsubstantiated allegations of misconduct, could subject Rise Companies and the Fund to regulatory sanctions and result in an adverse effect on the Fund’s reputation and business.

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Rise Companies will need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

Prior to January 2017, Rise Companies had funded substantially all of its operations with proceeds from private financings from individual investors. On  January 31, 2017, Rise Companies began an initial offering of shares of its class B common stock to the public. As of December 31, 2025 Rise Companies had raised approximately $211.5 million through such equity offering. To continue the development of the Fundrise Platform, Rise Companies will require substantial additional funds. To meet such financing requirements in the future, Rise Companies may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Rise Companies’ business activities and options. Additional funding may not be available to it on favorable terms, or at all. If Rise Companies is unable to obtain additional funds for the operation of the Fundrise Platform, it may be forced to reduce or terminate its operations, which may adversely affect the Fund’s business and results of operations.

Rise Companies is currently incurring net losses and expects to continue incurring net losses in the future.

Rise Companies is currently incurring net losses and expects to continue incurring net losses in the future. Its failure to become profitable could impair the operations of the Fundrise Platform by limiting its access to working capital to operate the Fundrise Platform. In addition, Rise Companies expects its operating expenses to increase in the future as it expands its operations. If Rise Companies’ operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, Rise Companies may never become profitable. In future periods, Rise Companies may not have any revenue growth, or its revenue could decline.

If Rise Companies were to enter bankruptcy proceedings, the operation of the Fundrise Platform and the activities with respect to the Fund’s operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If Rise Companies were to enter bankruptcy proceedings or to cease operations, the Fund would be required to find other ways to meet obligations regarding the Fund’s operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require the Fund to pay significant fees to another company that the Fund engages to perform services for the Fund.

Risks Related to Conflicts of Interest

There are conflicts of interest between the Fund, the Adviser and its affiliates.

The Adviser’s executive officers, including the Adviser’s Chief Executive Officer, Benjamin S. Miller, are principals in the Adviser’s parent company, Rise Companies, which provides the Adviser with access to asset management and other services necessary for the performance by the Adviser of its duties under Investment Management Agreement. Prevailing market rates are determined by the Adviser based on industry standards and expectations of what the Adviser would be able to negotiate with a third party on an arm’s length basis. Some of the conflicts inherent in the Fund’s arrangements with the Adviser and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Fund, the Adviser and their affiliates will try to balance the Fund’s interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Fund consistent with the Adviser’s fiduciary duty to the Fund, these actions could have negative impact on the Fund’s financial performance and, consequently, on distributions to Shareholders and the value of the Fund’s Shares. The Fund has adopted a conflicts of interest policy.

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The Adviser faces a conflict of interest because the asset management fee it receives for services performed for the Fund are based on the Fund’s NAV, which employees of Rise Companies, the parent company of the Adviser, are ultimately responsible for determining, subject to the oversight of the Board.

The Adviser, a wholly owned subsidiary of Rise Companies, is paid a Management Fee based on the Fund’s NAV as calculated by Rise Companies’ internal accountants and asset management team. The calculation of the Fund’s NAV involves certain subjective judgments with respect to estimating, for example, the value of the Fund’s residential and commercial real estate assets and investments and accruals of the Fund’s operating revenues and expenses, and therefore, the Fund’s NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by Rise Companies’ internal accountants and asset management team to calculate the Fund’s NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. In addition, the Adviser may benefit by the Fund retaining ownership of its assets at times when Shareholders may be better served by the sale or disposition of the Fund’s assets in order to avoid a reduction in the Fund’s NAV. Finally, the Fund’s NAV may not be indicative of the price that the Fund would receive for its assets at current market conditions.

The Adviser faces a conflict of interest because the disposition fees it may receive upon liquidation of certain investments will be based on whether the Adviser determines, in its sole discretion, to liquidate such investments.

The Adviser will be paid a disposition fee on the gross proceeds from the liquidation of the Fund’s investments if the Adviser is acting as the real estate developer or is engaged by the developer to sell the project. The Adviser has sole discretion over whether to liquidate a given investment. As such, the Adviser faces a conflict of interest because it may benefit financially by deciding to liquidate an investment, when the Fund’s Shareholders may be otherwise better served by the Fund retaining ownership of such property.

The interests of the Adviser, the principals and its other affiliates may conflict with your interests.

Rise Companies or its affiliates intend to perform certain services for the Fund and/or its investments in house in-lieu of outsourcing such services to a third party. These non-advisory services are currently expected to include some or all of the following: construction, real estate development, property management, real estate asset servicing and sales, and administrative and accounting services, many of which are currently being provided by the Adviser. In the event the Rise Companies or its affiliates provide these services, they will be entitled to receive compensation for such services in an amount that the Adviser believes is comparable to the total amount customarily charged by third parties for comparable service, as determined by the Adviser in its sole discretion. If such compensation is paid by an entity other than the Fund, the Fund will indirectly bear such costs in proportion to its ownership interest in such entity.

While the Adviser believes that the provision of these services by the Rise Companies or its affiliates will ultimately provide an overall benefit to the Fund, the provision of such services presents conflicts of interest, including because the cost for such services will be borne by the Fund (and not the Adviser). The determination of whether to provide these services in house, and the appropriate amount of compensation for such services, will necessarily involve subjective judgments by the Adviser. For example, in determining the amounts customarily charged by third parties for comparable services, the Adviser expects to make determinations of rates based on consideration of a wide variety of factors, including one or more of the following: the Adviser's experience with non-affiliated service providers, benchmarking data, and other methodologies determined by the Adviser to be appropriate under the circumstances. In certain situations, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers providing similar services, or of users using similar services, or the confidential and/or bespoke nature of such services. Therefore, the use of benchmarking and other data will not necessarily result in precise terms for comparable services, even if available. The Adviser also expects some or all of the personnel that will provide such services to be current or former employees of the Adviser or its affiliates, and such personnel will likely continue to provide certain services to the Adviser and its affiliates while they are also providing services to the Fund and/or its investments, which presents conflicts of interest. In light of the foregoing considerations, there can be no assurance that other service providers could not provide services at a more competitive cost, or that there will ultimately be an overall benefit to the Fund.

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The Investment Management Agreement provides the Adviser with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Adviser, the principals and its other affiliates. This risk is increased by the Adviser being controlled by Benjamin Miller, who is a principal in Rise Companies and who participates, or expects to participate, directly or indirectly in other offerings by Rise Companies and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	the Adviser, the principals and/or its other affiliates are offering, and may continue to originate and offer other investment opportunities, including additional equity and debt offerings similar to this offering, primarily through the Fundrise Platform, and may make investments in alternative assets for their own respective accounts, whether or not competitive with the Fund’s business;

•	the Adviser, the principals and/or its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from the Fund, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Adviser, the principals and/or its other affiliates for their own benefit;

•	the Fund may engage the Adviser or affiliates of the Adviser to perform services at prevailing market rates. Prevailing market rates are determined by the Adviser based on industry standards and expectations of what the Adviser would be able to negotiate with third party on an arm’s length basis; and

•	the Adviser, the principals and/or its other affiliates are not required to devote all of their time and efforts to the Fund’s affairs.

Risks Related to the Fund’s Organization and Structure

The Fund’s Shareholders have limited voting rights.

The Fund’s Shareholders have voting rights only with respect to matters on which a vote of Shareholders is required by the 1940 Act, the LLC Agreement or a resolution of the Board. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote of Shareholders. Generally, other than matters that require the “vote of a majority of the outstanding voting securities,” as such term is defined by the 1940 Act, matters to be voted on by Shareholders must be approved by a majority of the votes cast by all Shares present in person or represented by proxy at the Shareholder meeting. If any such vote occurs, you will be bound by the vote even if you did not vote with the majority or supermajority, as applicable.

As Rise Companies establishes additional REIT offerings and other Fundrise Platform investment opportunities in the future, there may be conflicts of interests among the various offerings and other programs, which may result in opportunities that would benefit the Fund being allocated to the other offerings.

Rise Companies has in the past, and expects to continue in the future, to establish and sponsor additional offerings and other programs, and to continue to offer investment opportunities primarily through the Fundrise Platform, including offerings that will originate, acquire or invest in residential and commercial real estate loans, residential and commercial real estate and other real estate-related assets. Rise Companies’ real estate and debt finance professionals acting on behalf of the Adviser must determine which investment opportunities to recommend to the Fund and other Fundrise entities. Rise Companies has previously organized, as of the date of this SAI, similar programs. These additional Fundrise Platform investment opportunities may have investment criteria that compete with the Fund. If a sale, financing, investment or other business opportunity would be suitable for more than one investment opportunity, Rise Companies and its officers and directors will allocate it using their business judgment. Any allocation of this type may involve the consideration of a number of factors that Rise Companies and its officers and directors determine to be relevant. Except under any policies that may be adopted by the Adviser or Rise Companies, no Fundrise Platform investment opportunity (including the Fund) will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Fundrise Platform investment opportunity;.

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•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any Fundrise Platform investment opportunity;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any Fundrise Platform investment opportunities;

•	establishing material commercial relationships with another Fundrise Platform investment opportunity; or

•	making operational and financial decisions that could be considered to be detrimental to another Fundrise Platform investment opportunity.

In addition, any decisions by Rise Companies or the Adviser to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Fundrise Platform investment opportunity more than another or limit or impair the ability of any Fundrise Platform investment opportunity to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular Fundrise Platform investment opportunity that such arrangements or agreements include or not include another Fundrise Platform investment opportunity, as the case may be. Any of these decisions may benefit one Fundrise Platform investment opportunity more than another.

The conflicts of interest policies the Fund has adopted may not adequately address all of the conflicts of interest that may arise with respect to the Fund’s activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the Fundrise Platform investment opportunities and with the Adviser’s directors, officers and affiliates, the Fund has adopted a conflicts of interest policy to specifically address some of the conflicts relating to the Fund’s activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the Fund. The Board may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of the Fund’s Shareholders.

Certain provisions of the LLC Agreement and Delaware law could hinder, delay or prevent a change of control of the Fund.

Certain provisions of the LLC Agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Fund. These provisions include the following:

•	Authorization of additional Shares, issuances of authorized Shares and classification of Shares without Shareholder approval. The LLC Agreement authorizes the Fund to issue additional Shares or other securities of the Fund for the consideration and on the terms and conditions established by the Board without the approval of the Fund’s Shareholders. In particular, the Board may, such to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Common Shares (including preferred Shares, debt securities or other senior securities). The Board is authorized to fix the number of Shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to such securities as the Board sees fit. The Fund’s ability to issue additional Shares and other securities could render more difficult or discourage an attempt to obtain control over the Fund by means of a tender offer, merger or otherwise.

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•	Delaware Business Combination Statute—Section 203. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. The Fund’s LLC Agreement does not currently elect to have Section 203 of the Delaware General Corporation Law apply to the Fund. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. The Board may elect to amend the LLC Agreement at any time to have Section 203 apply to the Fund.

•	Ownership limitations. To assist the Fund in qualifying for taxation as a REIT, the LLC Agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of the Fund’s Common Shares, whichever is more restrictive, or more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of the Fund’s total shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which Shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, the Fund will reject any investor’s subscription in whole or in part if the Fund determines that such subscription would violate such ownership limits.

•	Exclusive authority of the Board to amend the Fund’s LLC Agreement. The LLC Agreement provides that the Board has the exclusive power to adopt, alter or repeal any provision of the LLC Agreement, unless such amendment would adversely change the rights of the Shares. Thus, Shareholders generally may not effect changes to the LLC Agreement.

Your interest in the Fund will be diluted if the Fund issues additional Shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares the Fund issues in the future. Under the LLC Agreement, the Fund has authority to issue an unlimited number of additional Common Shares or other securities. In particular, the Board is authorized, subject to the restrictions of applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of Shares in the Fund, including preferred Shares, and to fix the number of Shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without Shareholder approval. After your purchase in this offering, the Board may elect to (i) sell additional shares in this or future public offerings, and (ii) issue equity interests in private offerings. To the extent the Fund issues additional equity interests after your purchase in this offering, your percentage ownership interest in the Fund will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Fund’s investments, you may also experience dilution in the book value and fair value of your shares.

By purchasing Shares of the Fund, you are bound by the arbitration provisions contained in the Fund’s subscription agreement and the LLC Agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis, subject to applicable law.

By purchasing Shares of the Fund, investors agree to be bound by the arbitration provisions contained in the Fund’s subscription agreement and the LLC Agreement (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”), subject to applicable law. Such Arbitration Provisions apply to all claims that are related to the Fund, including with respect to this offering, the Fund’s holdings, the Fund’s Shares, the Fund’s ongoing operations and the management of its investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in the LLC Agreement, such Arbitration Provision will also apply to any purchasers of shares in a secondary transaction.

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By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against the Fund in court, subject to applicable law. For example, you may not be able to pursue litigation for any claim in state or federal courts against the Fund, the Adviser, Rise Companies, or their respective directors or officers, including with respect to securities law claims (however, the Arbitration Provisions will not apply to federal securities laws claims, and investors will not be deemed to waive the Fund’s compliance with the federal securities laws and the rules and regulations promulgated thereunder). In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys’ fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. The Fund has not determined whether it will exercise its right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as the Fund is likely to invoke the Arbitration Provision to the fullest extent permissible.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the Washington, D.C. metropolitan area. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and the Fund (or persons claiming through or connected with the Fund), on the other hand, relating to or arising out of your subscription agreement, the Fundrise Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. The Fund believes that the Arbitration Provisions are enforceable under federal law (although the Arbitration Provisions will not apply to federal securities laws claims, and investors will not be deemed to waive the Fund’s compliance with the federal securities laws and the rules and regulations promulgated thereunder), the laws of the State of Delaware, the laws of Washington, D.C., or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in the subscription agreement or the LLC Agreement with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, the Fund would abide by such decision.

Further, potential investors should consider that each of the Fund’s subscription agreement and the LLC Agreement restricts the ability of the Fund’s Shareholders to bring class action lawsuits or to similarly seek remedy on a class basis, subject to applicable law and unless otherwise consented to by the Fund. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against the Fund.

By purchasing Fund Shares, investors will, to the extent permitted by applicable law, be bound by Arbitration Provisions contained in the subscription agreement and the LLC Agreement. However, the Arbitration Provisions will not apply to federal securities laws claims and will not be deemed to waive the Fund’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE FUND’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

In addition, pursuant to the LLC Agreement, shareholders have a right to litigate claims through a court before a judge, but will not have that right if any party elects arbitration pursuant to the Arbitration Provisions. To the fullest extent permitted by law, shareholders waive their right to litigate such claims in a court upon election of arbitration by any party and waive their right to a trial by jury in any litigation relating to the LLC Agreement, the Shares or any other agreements related thereto.

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INVESTMENT RESTRICTIONS

The investment restrictions applicable to the Fund are set forth below and are either fundamental or non-fundamental. Fundamental restrictions may not be changed without a majority vote of Shareholders as required by the 1940 Act. Non-fundamental restrictions may be changed by the Board without Shareholder approval. Except for those restrictions specifically identified as fundamental, the Fund’s investment objective and all other investment policies and practices described in the Prospectus and this SAI are non-fundamental and may be changed by the Board without approval of Shareholders.

Unless otherwise indicated, all of the percentage limitations below (as with those recited in the Prospectus) apply to the Fund only at the time a transaction is entered into or an investment is made, except that any borrowing by the Fund that exceeds applicable limitations must be reduced to meet such limitations within the period required by the 1940 Act. Therefore, a change in the applicable percentage that results from a relative change in values of portfolio investments or from a change in the Fund’s net assets will not be considered a violation of the Fund’s policies or restrictions.

Fundamental Investment Restrictions

The investment restrictions set forth below are fundamental policies of the Fund and may not be changed without the approval of a majority of the outstanding voting Shares of the Fund. The vote of a majority of the outstanding voting Shares of the Fund means the vote, at an annual or special meeting, of (a) 67% or more of the outstanding voting Shares present at such meeting, if the holders of more than 50% of the outstanding voting Shares of the Fund are present or represented by proxy or (b) more than 50% of the outstanding voting Shares of the Fund, whichever is the less. For purposes of the fundamental investment restrictions, the phrase “to the extent permitted under the 1940 Act and the rules and regulations thereunder” may be informed by guidance and interpretations of the SEC or its staff or exemptive relief from the SEC.

•	The Fund may borrow money to the extent permitted under the 1940 Act and the rules and regulations thereunder.

•	The Fund may issue senior securities to the extent permitted under the 1940 Act and the rules and regulations thereunder.

•	The Fund may act as an underwriter of securities issued by others to the extent it could be considered an underwriter in the acquisition and disposition of restricted securities.

•	The Fund may purchase or sell real estate and interests in real estate to the extent permitted under the 1940 Act and the rules and regulations thereunder.

•	The Fund may invest in commodities or contracts relating to commodities to the extent permitted under the 1940 Act and the rules and regulations thereunder.

•	The Fund may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder.

•	The Fund may not “concentrate” its investments in a particular industry or group of industries, except to the extent permitted under the 1940 Act and the rules and regulations thereunder; provided, however, that the Fund will, under normal market conditions, concentrate its investments in the securities of issuers in technology and technology-related industries.

•	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

In addition, the Fund is classified as a “non-diversified company,” as that term is defined in the 1940 Act.

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Additional Information Regarding Fundamental Investment Restrictions

The following are interpretations of the fundamental policies of the Fund and may be revised without Shareholder approval, consistent with current laws and regulations as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

Borrowing Money. Under current law as interpreted by the SEC and its staff, the Fund may borrow money in the amount of up to one-third of the Fund’s total assets for any purpose and up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks that accompany borrowing, the 1940 Act requires the Fund to maintain at all times an asset coverage of 300% of the amount of its borrowings. The Fund expects to use proceeds from borrowing for investment purposes and to satisfy Shareholder repurchase requests. The Fund may utilize debt financing consisting of property level debt (mortgages on the Fund’s properties that are generally not recourse to the Fund) and incur entity level debt (non-mortgage debt at the Fund). Property level debt will be incurred by special purpose vehicles held by the Fund (including as part of a joint venture with a third party) and secured by real estate owned by such special purpose vehicles. Such special purpose vehicles would own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If any such special purpose vehicle were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund. When such property level debt is not recourse to the Fund and  the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage, unless the entity or joint venture holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules.

Senior Securities. Senior securities may include any obligation or instrument issued by an investment company evidencing indebtedness, including the issuance of debt or preferred Shares of beneficial interest. Current law, as interpreted by the SEC and its staff, provides that, in the case of a senior security representing indebtedness, a closed-end investment company must have asset coverage of 300% immediately after such issuance, and no cash dividends on the company’s stock may be made unless the indebtedness generally has an asset coverage at that time of 300%. In the case of a class of senior security representing a stock, a closed-end investment company must have asset coverage of 200% immediately after such issuance, and no cash dividends on the company’s stock may be made unless the preferred stock generally has an asset coverage at that time of 200%. Shareholders of preferred stock also must have the right, as a class, to elect at least two directors at all times and to elect a majority of directors if dividends on their stock are unpaid in certain amounts.

Underwriting. Under the 1940 Act, underwriting securities generally involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. The Fund’s limitation with respect to underwriting securities is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws.

Real Estate. The 1940 Act does not directly restrict an investment company’s ability to invest in real estate or interest in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as REITs, or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

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Commodities. The 1940 Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Loans. Under current law as interpreted by the SEC and its staff, the Fund may not lend any security if, as a result, more than 33 1/3% of its total assets would be lent to other parties. This restriction does not apply to purchases of debt securities or repurchase agreements or the origination of real estate-related loans by the Fund in accordance with its investment objective and policies. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

Concentration. Although the 1940 Act does not define what constitutes “concentration” in an industry or group of industries, under current law as interpreted by the SEC and its staff, any fund that invests more than 25% of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry or group of industries. The Fund does not apply this restriction to (i) repurchase agreements collateralized by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or (ii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, including U.S. government agency securities. The Fund will consider the concentration policy of any underlying funds in which the Fund invests for purposes of the Fund’s concentration policy. For purposes of the Fund’s industry concentration policy, the Adviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Adviser may, but need not, consider industry classifications provided by third parties.

Non-Fundamental Investment Restrictions

In addition to the fundamental investment restrictions described above, the Board has adopted the following non-fundamental policy, which may be changed or amended by action of the Board without approval of Shareholders.

•	80% Investment Policy. Should the Fund’s name suggest that the Fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries, the Fund’s policy of investing, under normal circumstances, “at least 80% of its net assets (plus the amount of any borrowings for investment purposes)” may be changed by the Board without Shareholder approval. However, Shareholders would receive at least 60 days’ prior notice of any change in such policy in advance of a repurchase offer pursuant to Rule 23c-3 under the 1940 Act.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without Shareholder approval. The Fund may, for the purpose of paying for repurchased Shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their Shareholders.

•	The repurchase offers will be made at quarterly intervals.

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•	The Fund will send a repurchase offer (the “Repurchase Offer Notice”) to Shareholders no less than 21 days and no more than 42 days before a date specified by the Fund in the Repurchase Offer Notice by which Shareholders can tender their Shares in response to such repurchase offer (the “Repurchase Request Deadline”). The Fund must receive repurchase requests submitted by Shareholders in response to the Fund’s Repurchase Offer Notice on or before the Repurchase Request Deadline (or the preceding business day if the New York Stock Exchange is closed on that day).

•	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of Shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of Shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. However, the Fund does not currently charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures

All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount. Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding Shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification. No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send the Repurchase Offer Notice to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer providing the following information:

•	A statement that the Fund is offering to repurchase its Shares from shareholders at NAV;

•	Any fees applicable to such repurchase, if any;

•	The Repurchase Offer Amount;

•	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any Shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date);

•	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

•	The procedures for Shareholders to request repurchase of their Shares and the right of Shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

•	The procedures under which the Fund may repurchase such Shares on a pro rata basis if Shareholders tender more than the Repurchase Offer Amount;

•	The circumstances in which the Fund may suspend or postpone a repurchase offer;

•	The NAV of the Shares computed no more than seven days before the date of the notification and the process through which Shareholders may learn the NAV thereafter; and

•	The market price, if any, of the Shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Repurchase Offer Notice with the SEC within three business days after sending the notification to shareholders.

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Notification of Beneficial Owners. Where the Fund knows that Shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests. Repurchase requests must be submitted by Shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount. If Shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares up to, but not to exceed, 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus the additional amount of Shares repurchased at the Fund’s discretion (up to 2.00% of the outstanding Shares) on the Repurchase Request Deadline, the Fund shall repurchase the Shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

•	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others; or

•	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all Shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers. The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Independent Directors (as defined below), and only:

•	If the repurchase would cause the Fund to lose its tax status as a REIT under Subchapter M of the Code;

•	If the repurchase would cause the Shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

•	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings,or during which trading in such market is restricted;

•	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

•	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to Shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Repurchase Offer Notice .

Computing NAV. The price you pay for your Shares is based on the Fund’s NAV. Beginning on such date as the Fund commences the continuous offering of its stock, the NAV per share of the Fund will be determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern time) on each day that the NYSE is open. The Fund’s NAV need not be calculated on:

•	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

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•	Days during which no order to purchase shares is received in good order, other than days when the NAV would otherwise be computed; or

•	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements. From the time the Fund sends a Shareholder Notification to Shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of access to a line of credit and/or assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance. The Board has approved a policy and procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

Registration Statement Disclosure. The Fund’s Registration Statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure. The Fund shall include in its annual report to Shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include: (a) the number of repurchase offers, (b) the Repurchase Offer Amount and the amount tendered in each repurchase offer, and (c) the extent to which in any repurchase offer the Fund repurchased Shares pursuant to the procedures described above.

Advertising. The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end investment company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases. The Fund may, at any time, when consistent with the requirements of the LLC Agreement and the provisions of the 1940 Act and the rules thereunder, including Rule 23c-2, repurchase or redeem at NAV the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person if the Fund determines that:

•	the Shares have been transferred in violation of the LLC Agreement or have vested in any person by operation of law as the result of the death, dissolution, bankruptcy, incompetency or “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code) of a Shareholder;

•	ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board, the Adviser or any of its affiliates, may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•	the Shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board;

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•	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or Employee Retirement Income Security Act of 1974, as amended (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund for Shares that it holds in its capacity as a Shareholder.

MANAGEMENT OF THE FUND

The business and affairs of the Fund are managed under the direction of the Fund’s Board of Directors (the “Board”), which has overall responsibility for overseeing the Fund’s management and operations. Subject to the provisions of the LLC Agreement, the Board has all powers necessary and convenient to carry out this responsibility, including the appointment and removal of the Fund’s officers. The Board appoints officers who are responsible for the day-to-day operations of the Fund and who execute policies authorized by the Board.

Directors and Officers

The charts below identify the Directors and officers of the Fund as of the date of this SAI. Unless otherwise indicated, the address of all persons is c/o Fundrise Advisors, LLC, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036.

Name and Year of Birth	Position(s) Held	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years or Longer	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held During Past 5 Years
INDEPENDENT DIRECTORS
Jeffrey R. Deitrich 1982	Director and Audit Committee Chairperson	02/2022 to Present	Senior Vice President, Silverstein Properties, Inc. (real estate investment and development firm) (2007-2016, 2022-current); Principal, Better Building Solutions (technology integration and managed services firm) (2016-current); Formerly, Principal, Frenchtown Enterprises (real estate investment firm) (2019-2022); Asset Manager, Prudential Real Estate Investors (private equity) (2004-2007).	4	Fundrise Real Estate Interval Fund, LLC, Fundrise Real Estate Interval Fund II, LLC and Fundrise Innovation Fund, LLC

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Name and Year of Birth	Position(s) Held	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years or Longer	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held During Past 5 Years
Glenn R. Osaka 1955	Lead Independent Director	02/2022 to Present	Consultant and Private Investor (early stage technology companies) (since 2013); Formerly, Senior Vice President, Services, Juniper Networks, Inc. (2009-2013); Vice President, Strategy and Operations, Cisco Systems, Inc. (2007-2009); President and Chief Executive Officer, Reactivity Inc. (technology start-up company) (2001-2006); Managing Director, Redleaf Group (venture capital firm) (1999-2000); Vice President and General Manager, Enterprise Computing, Hewlett-Packard (1979-1998).	4	Fundrise Real Estate Interval Fund, LLC, Fundrise Real Estate Interval Fund II, LLC and Fundrise Innovation Fund, LLC
Gayle P. Starr 1954	Director	02/2022 to Present	Member, Advisory Council for Sack Capital Partners (a Private real estate company) (since 2024); Advisor, Bridge33 Capital, LLC (commercial real estate investment firm) (since 2019); Consultant and Advisor, Starr RE Consultants, LLC (real estate and diversity consulting firm) (2019-2024); formerly, Advisor, First Republic Bank (commercial bank and trust company) (2019-2022), Managing Director (2015-2019) and Senior Vice President (2002-2015); Global Capital Markets, Prologis, Inc. (publicly traded real estate investment trust).	3	Fundrise Real Estate Interval Fund, LLC and Fundrise Real Estate Interval Fund II, LLC

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Name and Year of Birth	Position(s) Held	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years or Longer	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held During Past 5 Years
Mark D. Monte 1960	Director	02/2022 to Present	Retired; formerly, Managing Director, BofA Securities, Inc. (global investment bank) (1997-2021).	3	Fundrise Real Estate Interval Fund, LLC and Fundrise Real Estate Interval Fund II, LLC
INTERESTED DIRECTOR AND OFFICER
Benjamin S. Miller(3) 1977	Director and Officer, Chairperson, President and Chief Executive Officer	02/2022 to Present	Chief Executive Officer, Fundrise Advisors, LLC (since 2012); Co-Founder, Chief Executive Officer and Director, Rise Companies Corp. (since 2012).	4	Fundrise Real Estate Interval Fund, LLC, Fundrise Real Estate Interval Fund II, LLC and Fundrise Innovation Fund, LLC

(1)	Each Director serves until his or her successor is elected and qualified, until the Fund terminates, or until he or she dies, resigns, retires voluntarily, or is otherwise removed or retired pursuant to the LLC Agreement.
(2)	The “Fund Complex” consists of the Fund, Fundrise Real Estate Interval Fund, LLC, Fundrise Real Estate Interval Fund II, LLC and Fundrise Innovation Fund, LLC (formerly, Fundrise Growth Tech Fund, LLC).
(3)	Mr. Miller is considered to be an “interested person” of the Fund (as that term is defined by Section 2(a)(19) in the 1940 Act) because of his affiliation with the Adviser and/or its affiliates.

Name and Year of Birth	Position(s) Held	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Officers
Bjorn J. Hall 1980	Secretary and Chief Compliance Officer	09/2024 to Present	Chief Compliance Officer and, General Counsel Fundrise Advisors, LLC and Rise Companies (since 2014) and officer of certain funds in the Fund Complex (since 2024).
Alison Staloch 1980	Treasurer and Principal Financial Officer	02/2022 to Present	Chief Financial Officer, Fundrise Advisors, LLC and Rise Companies Corp. and officer of certain funds in the Fund Complex (since 2021); Formerly, Chief Accountant (2017- 2021), Assistant Chief Accountant (2015-2017), Division of Investment Management, U.S. Securities and Exchange Commission; Senior Manager, KPMG LLP (2005-2015).

(1)	The term of office for each officer will continue indefinitely.

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Board of Directors and Leadership Structure

The Board is currently composed of five Directors, four of whom are not “interested persons” of the Fund (as that term is defined by Section 2(a)(19) of the 1940 Act) (the “Independent Directors”). The Directors meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee the Fund’s activities, including its investment performance, compliance program and risks associated with its activities.

Benjamin Miller, the Chief Executive Officer of the Adviser, and therefore an “interested person” of the Fund (the “Interested Director”), serves as Chairperson of the Board. The Board has established two standing committees to facilitate the Directors’ oversight of the management of the Fund: an Audit Committee and a Nominating and Governance Committee (the “Governance Committee”). The scope of each committee’s responsibilities is discussed in greater detail below. Glenn Osaka is the Lead Independent Director of the Fund. In his role as Lead Independent Director, Mr. Osaka (i) presides over Board meetings in the absence of the Chairperson of the Board; (ii) presides over executive sessions of the Independent Directors; (iii) along with the Chairperson of the Board, oversees the development of agendas for Board meetings; (iv) facilitates dealings and communications between the Independent Directors and management, and among the Independent Directors; and (v) has such other responsibilities as the Board or Independent Directors may determine from time to time. The Board believes that, as Chairperson, Mr. Miller provides skilled executive leadership to the Fund and performs an essential liaison function between the Fund and the Adviser. The Board believes that its governance structure allows all of the Independent Directors to participate in the full range of the Board’s oversight responsibilities. The Board reviews its structure regularly as part of its annual self-evaluation. The Board has determined that its leadership structure is appropriate in light of the characteristics and circumstances of the Fund because it provides a structure for the Board to work effectively with management and service providers and facilitates the exercise of the Board’s informed and independent judgment. Except for any duties specified in the LLC Agreement, the designation of Chairperson of the Board or Chair of a committee does not impose on such Directors any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board generally. The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.

Board Oversight of Risk

The Board oversees risk as part of its general oversight of the Fund. The Fund is subject to a number of risks, including investment, compliance, financial, operational, valuation and liquidity risks. In its oversight role, the Board has adopted, and periodically reviews, policies and procedures designed to address risks associated with the Fund’s activities. In addition, the Adviser and the Fund’s other service providers have adopted policies and procedures to identify, assess and manage risks associated with the Fund’s activities. The Board has appointed a Chief Compliance Officer who oversees the implementation and testing of the Fund’s compliance program and regularly reports to the Board regarding compliance matters for the Fund and its service providers. The Fund’s officers, including, but not limited to, the CCO, the Adviser’s portfolio management personnel and other senior personnel of the Adviser, the Fund’s independent registered public accounting firm and personnel from the Fund’s other service providers make periodic reports to the Board and its Committees with respect to a variety of matters, including matters relating to risk management. The Board recognizes that it is not possible to identify all risks that may affect the Fund, and that it is not possible to develop processes or controls to eliminate all risks and their possible effects. The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

Standing Committees

The Board has two standing committees, as described below.

Audit Committee. The Audit Committee is comprised of all of the Independent Directors of the Fund. Mr. Deitrich is the Chair of the Audit Committee. The Board has determined that Mr. Deitrich is an “audit committee financial expert,” as such term is defined in the applicable SEC rules. The Audit Committee’s functions include, among other things, overseeing the Fund’s processes for accounting, auditing, financial reporting and related internal controls. During the Fund’s fiscal year ended December 31, 2025, the Audit Committee met two times.

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Governance Committee. The Governance Committee is comprised of all of the Independent Directors of the Fund. Ms. Starr is the Chair of the Governance Committee. The Governance Committee’s functions including, among other things, (i) screening and selecting candidates to the Board of Directors, (ii) periodically reviewing and evaluating the composition of the Board and its committees, (iii) coordinating the annual self-assessment by the Board, and (iv) developing and implementing the governance policies applicable to the Fund. The Governance Committee will consider nominee recommendations from Fund shareholders, in accordance with procedures established by the Governance Committee. Shareholders who wish to recommend a nominee should send nominations to the Secretary of the Fund. The Governance Committee need not consider any recommendations when no vacancy on the Board exists, but the Governance Committee will consider any such recommendation if a vacancy occurs within six months after receipt of the recommendation. During the Fund’s fiscal year ended December 31, 2025, the Governance Committee met one time.

Qualifications of the Directors

The Board has determined that each of the Directors is qualified to serve as a Director of the Fund, based on a review of the experience, qualifications, attributes and skills (“Qualifications”) of each Director, including those listed in the table above. Among the Qualifications common to all Directors are the ability to review, evaluate and discuss information and proposals provided to them regarding the Fund, the ability to interact effectively with the Adviser and other service providers, and the ability to exercise independent business judgment. Each Director’s ability to perform his or her duties effectively has been attained through: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s prior experience serving in senior executive positions and/or on the boards of other companies and organizations; and (iii) the individual’s educational background, professional training, and/or other experiences. Generally, no one factor was decisive in determining that an individual should serve as a Director. The following is a summary of Qualifications of the Directors (in addition to the principal occupation(s) during the past five years noted in the table above) that support the conclusion that each individual is qualified to serve as a Director:

Jeffrey R. Deitrich – Mr. Deitrich has served as a Director of the Fund since its inception. Mr. Deitrich currently serves as the Senior Vice President of Equity Fund Management at Silverstein Properties. In this capacity he manages two opportunistic equity funds that invest across the United States in opportunity zones. He is a member of the company’s Management Committee and Investment Committee. Mr. Deitrich rejoined Silverstein Properties in 2022 after founding both a real estate advisory firm that provides asset management and capital markets services and a design-build integrator offering technology and automation solutions for commercial buildings. Previously, he spent a decade at Silverstein Properties in Acquisitions and Capital Markets and was involved with the origination and capitalization of over $7 billion across different product types. Mr. Deitrich started his career at Prudential Real Estate Investors, where he was an asset manager for a $2 billion fund. Mr. Deitrich is a member of the Urban Land Institute and the New York State Society of CPAs Real Estate & Family Office Committees. He holds an MBA from the Wharton School at the University of Pennsylvania, and a BA from The College of William & Mary.

Mark D. Monte – Mr. Monte has served as a Director of the Fund since its inception. Mr. Monte has over 20 years of experience as a Managing Director of BofA Securities, Inc., a global investment bank. Specifically, Mr. Monte served as the head of Real Estate & Lodging Corporate Banking and Real Estate & Lodging Syndications at BofA Securities, giving him extensive experience in real estate and corporate finance, including public and private entities, REITs, C-Corps, sponsored funds, sovereign wealth funds, homebuilders, project and construction finance, M&A finance, leveraged buyout and IPO finance, and loan sales and trading. In addition, Mr. Monte has extensive compliance, regulatory, and risk management experience.

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Glenn R. Osaka – Mr. Osaka has served as a Director of the Fund since its inception. Mr. Osaka has over 35 years of experience in the high technology industry leading organizations from the start-up stage to Fortune 50 global operations in computer hardware and software development, systems integration and technology consulting. Mr. Osaka has served in senior executive roles with Hewlett-Packard, Cisco Systems, Inc. (Cisco) and Juniper Networks, and as president and chief executive officer of a technology start-up company acquired by Cisco. Mr. Osaka also previously served in a senior leadership position at a venture capital firm focusing on early-stage technology companies. Mr. Osaka currently serves in various consulting roles with technology companies and university researchers around the world and as an investor in early-stage technology companies. He has also served as a trustee or board member of a variety of start-up companies and non-profit organizations. Mr. Osaka holds a Master of Business Administration and a Bachelor of Arts in Psychology from the University of California, Los Angeles.

Gayle P. Starr – Ms. Starr has served as a Director of the Fund since its inception. Ms. Starr has over 35 years of experience in the real estate investment and debt financing industries. Ms. Starr previously served as the managing director and head of global capital markets of a publicly traded real estate investment trust that is a component of the Standard & Poor’s 500 Index. In that role, Ms. Starr was responsible for originating corporate lines of credit, overseeing all non-public debt internationally and domestically for the trust and its co-investment ventures and overseeing global banking relationships. Currently, Ms. Starr is an active advisor and consultant on real estate and financing for several real estate investment firms and formerly, also served in this capacity for a state-chartered commercial bank and trust company. Ms. Starr also currently serves as a trustee, member of the audit committee, and member of the executive committee of the women’s leadership initiative of a non-profit real estate and land development organization. Ms. Starr holds a Juris Doctorate from the School of Law at the University of California at Davis and a Bachelor of Arts from the University of California at San Diego.

Benjamin S. Miller – Mr. Miller has served as a member of the Fund’s Board since its inception. Mr. Miller currently is Chief Executive Officer of the Adviser and has served as Chief Executive Officer and a Director of Rise Companies since its inception on March 14, 2012. Mr. Miller has over 25 years of experience in real estate and finance. Mr. Miller has been responsible for acquiring more than $8 billion of real estate assets, including +37,000 residential units and 5 million square feet of industrial and commercial space. Prior to co-founding Fundrise, Mr. Miller was a Managing Partner of the real estate company WestMill Capital Partners, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate development companies in the Washington DC metro area. Mr. Miller worked as an analyst for a private equity real estate fund, Lubert-Adler, and was part of the founding staff of Democracy Alliance, a progressive investment collaborative. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Securities Ownership of Directors

The dollar range of equity securities beneficially owned by each Director as of December 31, 2025 is provided in the following table:

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in all Funds in the Fund Complex(1) Overseen by the Director
Independent Directors
Jeffrey R. Deitrich	Over $100,000	Over $100,000
Glenn R. Osaka	$10,001 - $50,000	$10,001 - $50,000
Gayle P. Starr	$10,001 - $50,000	$10,001 - $50,000
Mark D. Monte	$10,001 - $50,000	$10,001 - $50,000
Interested Director
Benjamin S. Miller	$10,001 - $50,000	$50,001 - $100,000

(1)	The “Fund Complex” consists of the Fund, Fundrise Innovation Fund, LLC, Fundrise Real Estate Interval Fund, LLC and Fundrise Real Estate Interval Fund II, LLC. In addition, Mr. Deitrich and Mr. Miller own equity securities in certain eREITs (as defined below) sponsored by Rise Companies and managed by the Adviser. Mr. Deitrich’s ownership interests constitute less than 1% of the value of each eREIT.

As of April 1, 2026, the Directors and Officers of the Fund, as a group, owned less than 1% of the then-outstanding Shares of the Fund.

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Compensation Table

The following table sets forth information regarding the total compensation paid to the Independent Directors for their services as Independent Directors for the Fund’s fiscal year ended December 31, 2025. Effective in April 2026, each Independent Director is paid an aggregate annual retainer of between $82,500 and $85,000 for service on the Board of Directors of the Fund, the Fundrise Real Estate Interval Fund II, LLC and the Fundrise Real Estate Interval Fund, LLC. As an Interested Director, Mr. Miller receives no compensation from the Fund for his service as a Director. No other compensation or retirement benefits are received by any Director or officer from the Fund.

Name	Aggregate Compensation from the Fund	Aggregate Compensation from the Fund and Fund Complex(1) Paid to Directors
Jeffrey R. Deitrich	$35,713	$130,000
Glenn R. Osaka	$35,713	$130,000
Gayle P. Starr	$35,713	$85,000
Mark D. Monte	$35,713	$85,000

(1)	The “Fund Complex” consists of the Fund, Fundrise Innovation Fund, LLC, Fundrise Real Estate Interval Fund, LLC and Fundrise Real Estate Interval Fund II, LLC.

Shareholder Communications

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Directors) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Directors) and by sending the communication to the Fund’s office at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

The Fund’s investment adviser is Fundrise Advisors, LLC (the “Adviser”). The Adviser was formed in 2014 and is registered as an investment adviser with the SEC under the Advisers Act. Registration with the SEC does not imply a certain level of skill or training. The Adviser is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. As of December 31, 2025, the Adviser had approximately $3.11 billion in assets under management.

The Adviser is a wholly owned subsidiary of the Rise Companies Corp. (“Rise Companies”), which owns and operates, through its subsidiary Fundrise, LLC, an investment platform available both online at www.fundrise.com and through various mobile applications (collectively referred to herein along with the Fund’s website www.fundriseincomerealestatefund.com, the “Fundrise Platform”) that allows individuals to hold interests in opportunities that may have been historically difficult to access for some investors. Through the Fundrise Platform, investors can invest in a variety of investment opportunities using REITs (each, an “eREIT®”, which is a registered trademark of Rise Companies), a real estate investment fund program (the “eFundTM”) and other investment vehicles sponsored by Rise Companies that are managed by the Adviser, without any brokers or selling commissions. The Fund is included among the investment vehicles made available through the Fundrise Platform.

Benjamin S. Miller, the co-founder and Chief Executive Officer of Rise Companies Corp., is responsible for overseeing the day-to-day operations of Rise Companies Corp. and its affiliates, including Fundrise, LLC.

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Investment Management Agreement

The Fund and the Adviser have entered into an Investment Management Agreement. Under the Investment Management Agreement, the Adviser is responsible for directing the management of the Fund’s business and affairs, managing the Fund’s day-to-day affairs, and implementing the Fund’s investment strategy, subject to the supervision of the Board. In this regard, the Adviser regularly provides the Fund with research, advice and supervision, and furnishes continuously an investment program for the Fund consistent with the investment objective, policies and restrictions of the Fund. Pursuant to the Investment Management Agreement, the Adviser:

•	provides and oversees the Fund’s overall investment strategy;

•	provides and, as necessary, re-evaluates and updates the investment objective, parameters and guidelines, asset classes, and risk profiles of the Fund;

•	determines what securities and other investments (including real estate) will be purchased for the Fund and the portion of the Fund’s portfolio to be held in cash;

•	identifies, evaluates and negotiates the structure of the Fund’s investments, which includes overseeing due diligence processes related to prospective investments;

•	monitors and evaluates the Fund’s performance and examines and recommends ways to improve performance; and

•	reports to the Board on the performance of the Fund and recommends action as appropriate.

In addition, the Adviser provides certain administrative and other services to the Fund, including personnel, services, equipment and facilities and office space for proper operation of the Fund.

The Investment Management Agreement sets the fees the Fund pays to the Adviser and describes the expenses that the Fund is responsible to pay to conduct its business.

After an initial term of two years for the Fund, the Investment Management Agreement continues in effect from year to year with respect to the Fund so long as such continuance is specifically approved at least annually by (1) by a vote of a majority of the Board or by a “vote of a majority of the outstanding voting securities” of the Fund (as defined in the 1940 Act), and in either event, by the vote of a majority of the Directors who are not parties to the Investment Management Agreement or who are Independent Directors, cast in person at a meeting called for the purpose of voting on such approval.

The Investment Management Agreement may be terminated at any time without penalty by a vote of a majority of the Board or by a vote of a “vote of a majority of the outstanding voting securities” of the Fund (as defined in the 1940 Act), or (iii) the Adviser, on sixty (60) days’ prior written notice to the Fund. The notice provided for herein may be waived by any party. The Investment Management Agreement will terminate automatically in the event of its “assignment” (as defined in and interpreted under Section 2(a)(4) of the 1940 Act). The Investment Management Agreement provides that the Adviser shall not be protected against any liability to the Fund or its Shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties, or by reason of the reckless disregard of its obligations and duties thereunder.

Subject to certain limitations, the LLC Agreement limits the liability of the Adviser, its officers and directors, Rise Companies and Rise Companies’ shareholders and affiliates, for monetary damages and provides that the Fund will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the Adviser, its officers and directors, Rise Companies and Rise Companies’ shareholders and affiliates.

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The LLC Agreement provides that to the fullest extent permitted by applicable law the Adviser, its officers and directors, Rise Companies and Rise Companies’ shareholders and affiliates will not be liable to the Fund. In addition, pursuant to the LLC Agreement, the Fund has agreed to indemnify the Adviser, its officers and directors, Rise Companies and Rise Companies’ shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Fund and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to the Fund or the Investment Management Agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Adviser or one of the Adviser’s directors or officers.

Management Fee

Pursuant to the Investment Management Agreement, and in consideration of the services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”). The Management Fee is calculated and payable monthly in arrears at the annual rate of 0.85% of the average daily value of the Fund’s net assets.

For the fiscal years ended December 31, 2025, December 31, 2024, and December 31, 2023, the Fund paid the Adviser a Management Fee of approximately $5,162,000, $4,974,000 and $4,783,000, respectively.

PORTFOLIO MANAGEMENT

Other Accounts Managed

The Adviser has established an Investment Committee comprised of three persons to assist the Adviser in fulfilling its responsibilities under the Investment Management Agreement. The members of the Investment Committee serve as the Fund’s portfolio managers. They are ultimately responsible for all investment decisions made for the Fund and are solely responsible for the day-to-day investment operations of the Fund.

The following table includes information for each portfolio manager of the Fund regarding the number and total assets of other accounts managed as of December 31, 2025 that each portfolio manager has day-to-day management responsibilities for, other than the Fund they manage (“Other Accounts Managed”). For these Other Accounts Managed, it is possible that a portfolio manager may only manage a portion of the assets of a particular account and that such portion may be substantially lower than the total assets of such account. Other Accounts Managed are grouped into three categories: (i) registered investment companies, (ii) other pooled investment vehicles, and (iii) other accounts. The table also reflects for each category if any of these Other Accounts Managed have an advisory fee based upon the performance of the account.

	Number of Other Accounts Managed	Total Assets of Other Accounts Managed (Millions)	Number of Other Accounts Managed Paying Performance Fees	Total Assets of Other Accounts Managed Paying Performance Fees (Millions)
Benjamin S. Miller
Registered Investment Companies	2	$1,660.91	0	$0.00
Other Pooled Investment Vehicles	12	$929.99	3	$177.19
Other Accounts	0	$0.00	0	$0.00
Brandon T. Jenkins
Registered Investment Companies	2	$1,660.91	0	$0.00
Other Pooled Investment Vehicles	12	$929.99	3	$177.19
Other Accounts	0	$0.00	0	$0.00
R. Whitaker Booth
Registered Investment Companies	1	$1,223.64	0	$0.00
Other Pooled Investment Vehicles	12	$929.99	3	$177.19
Other Accounts	0	$0.00	0	$0.00

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Compensation of Portfolio Managers

Each of the Fund’s portfolio managers receives compensation for his services, including services performed for the Fund on behalf of the Adviser, from Rise Companies. In an effort to retain key personnel, Rise Companies has structured its compensation plans for portfolio managers (and other key personnel) in a manner that it believes is competitive with other similar investment management firms. The portfolio managers are compensated with a fixed base salary and discretionary bonus based on, among other factors, the overall performance of Rise Companies. The bonus structure is formula driven and is not tied to the investment returns generated by, or the value of assets held in, the Fund or any of the Other Accounts Managed.

Securities Ownership of Portfolio Managers

The Fund’s portfolio managers are not required to own Shares of the Fund. In addition, although the level of a portfolio manager’s ownership may be an indicator of his or her confidence in a Fund’s investment strategy, it does not necessarily follow that a portfolio manager who owns few or no Fund Shares has any less confidence or is any less concerned about the Fund’s performance.

As of December 31, 2025, the dollar range of equity securities beneficially owned by each portfolio manager of the Fund is shown below:

Portfolio Manager	Dollar Range of Equity Securities Owned
Benjamin S. Miller	$10,001 - $50,000
Brandon T. Jenkins	$1 - $10,000
R. Whitaker Booth	$1 - $10,000

Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one investment account. Portfolio managers who manage other investment accounts in addition to a Fund may be presented with the potential conflicts summarized below. The Adviser has adopted various policies and procedures designed to address potential conflicts of interest and intended to provide for fair and equitable management, also summarized below.

General. The officers and directors of the Adviser and the key real estate and debt finance professionals of Rise Companies who perform services for the Fund on behalf of the Adviser are also officers, directors, managers, and/or key professionals of Rise Companies and other Fundrise entities (such as the eREITs®). These persons have legal obligations with respect to those entities that are similar to their obligations to the Fund. In the future, these persons and other affiliates of Rise Companies may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for the Fund. In addition, Rise Companies may grant equity interests in the Adviser to certain management personnel performing services for the Adviser.

Payment of Certain Fees and Expenses of the Adviser. The Management Fee paid to Adviser will be based on the Fund’s NAV, which will be calculated by Rise Companies’ internal accountants and asset management team. The Adviser may benefit by the Fund retaining ownership of its assets at times when Shareholders may be better served by the sale or disposition of the Fund’s assets in order to avoid a reduction in the Fund’s NAV.

Allocation of Investment Opportunities. The Fund relies on the Adviser’s executive officers and Rise Companies’ key real estate and debt finance professionals who act on behalf of the Adviser to identify suitable investments. Rise Companies and other Fundrise entities also rely on these same key real estate and debt finance professionals. Rise Companies has in the past, and expects to continue in the future, to offer other Fundrise Platform investment opportunities, primarily through the Fundrise Platform, including offerings that acquire or invest in residential and commercial real estate equity investments, including multifamily residential properties, residential and commercial real estate loans, and other select real estate-related assets.

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Other programs may have investment criteria that compete with the Fund. If an investment opportunity would be suitable for more than one program, Rise Companies will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that Rise Companies determines to be relevant. The factors that Rise Companies’ real estate and debt finance professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of Rise Companies and the other Fundrise entities;

•	the cash requirements of Rise Companies and the other Fundrise entities;

•	the effect of the investment on the diversification of Rise Companies’ or the other Fundrise entities’ portfolio by type of investment, and risk of investment;

•	the policy of Rise Companies or the other Fundrise entities relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchase on Rise Companies or the other Fundrise entities;

•	the size of the investment; and

•	the amount of funds available to Rise Companies or the Fundrise entities.

If a subsequent event or development causes any investment, in the opinion of Rise Companies’ real estate and debt finance professionals, to be more appropriate for another Fundrise entity, they may offer the investment to such entity.

Except under any policies that may be adopted by the Adviser, which policies will be designed to minimize conflicts among the programs and other investment opportunities provided on the Fundrise Platform, no program or Fundrise Platform investment opportunity (including the Fund) will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any program or Fundrise Platform investment opportunity;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program or Fundrise Platform investment opportunity;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program or Fundrise Platform investment opportunity;

•	establishing material commercial relationships with another program or Fundrise Platform investment opportunity; or

•	making operational and financial decisions that could be considered to be detrimental to another program or Fundrise Platform investment opportunity.

In addition, any decisions by the Adviser to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another program or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another program.

The Adviser may determine it appropriate for the Fund and one or more Fundrise entities (such as the eREITs® and any additional funds registered under the 1940 Act and sponsored by the Adviser) to participate in an investment opportunity. To the extent the Fund is able to make co-investments with other Fundrise entities, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating Fundrise entities. To mitigate these conflicts, the Adviser will seek to execute such transactions for all of the participating entities, including the Fund, on a fair and equitable basis, taking into account such factors as available capital, portfolio concentrations, suitability and any other factors deemed appropriate. However, there can be no assurance the risks posed by these conflicts of interest will be mitigated.

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In order to avoid any actual or perceived conflicts of interest among the Fundrise Platform investment opportunities and with the Adviser’s directors, officers and affiliates, the Fund has adopted a conflicts of interest policy to specifically address some of the conflicts relating to the Fund’s activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the Fund. The Adviser may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of the Funds’ Shareholders.

Allocation of the Fund Affiliates’ Time. The Fund relies on Rise Companies’ key real estate and debt finance professionals who act on behalf of the Adviser, including Mr. Benjamin S. Miller, for the day-to-day operation of the Fund’s business. Mr. Benjamin S. Miller is also the Chief Executive Officer of Rise Companies and other Fundrise entities. As a result of his interests in other Fundrise entities, his obligations to other investors and the fact that he engages in and he will continue to engage in other business activities on behalf of himself and others, Mr. Benjamin S. Miller faces conflicts of interest in allocating his time among the Fund, the Adviser and other Fundrise entities and other business activities in which he is involved. However, the Fund believes that the Adviser and its affiliates have sufficient real estate and debt finance professionals to fully discharge their responsibilities to the Fundrise entities for which they work.

Receipt of Fees and Other Compensation by the Adviser and its Affiliates. The Adviser and its affiliates will receive fees from the Fund. These fees could influence the Adviser’s advice to the Fund as well as the judgment of affiliates of the Adviser, some of whom also serve as the Adviser’s officers and directors and the key real estate and debt finance professionals of Rise Companies. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in the LLC Agreement involving the Adviser and its affiliates or the Investment Management Agreement;

•	the offering of Shares by the Fund, which entitles the Adviser to a Management Fee and other fees;

•	acquisitions of investments and originations of equity or loans at higher purchase prices, which entitle the Adviser to higher acquisition fees and origination fees regardless of the quality or performance of the investment or loan;

•	borrowings up to the Fund’s stated borrowing policy to acquire investments and to originate loans, which borrowings will increase the Management Fee payable by the Fund to the Adviser;

•	whether the Fund seeks necessary approvals to internalize the Fund’s management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate and debt finance professionals of Fundrise Companies who are performing services for the Fund on behalf of the Adviser for consideration that would be negotiated at that time and may result in these real estate and debt finance professionals receiving more compensation from the Fund than they currently receive from Rise Companies; and

•	whether and when the Fund merges or consolidates its assets with other funds, including funds affiliated with the Adviser.

Duties Owed by Some of the Funds’ Affiliates to the Adviser and the Adviser’s Affiliates. The Adviser’s officers and directors and the key real estate and debt finance professionals of Rise Companies performing services on behalf of the Adviser are also officers, directors, managers and/or key professionals of:

•	Rise Companies;

•	the Adviser;

•	Fundrise, LLC;

•	other investment programs sponsored by Rise Companies; and

•	other Fundrise entities.

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As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time-to-time conflict with the duties that they owe to the Fund.

No  Independent Underwriter. As the Fund is conducting the continuous offering of the Fund’s Shares without the aid of an independent principal underwriter, Shareholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent principal underwriter in connection with the offering of securities.

License Agreement. The Fund has entered into a license agreement with Rise Companies pursuant to which Rise Companies granted the Fund a non-exclusive, royalty free license to use the name “Fundrise.”

PORTFOLIO TRANSACTIONS AND BROKERAGE

Investment Decisions and Portfolio Transactions. Investment decisions for the Fund are made with a view to achieving its investment objective. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund). Investment decisions for the Fund are made independently from those for other Fundrise entities advised or managed by the Adviser or its affiliates. Some securities or other assets considered for investment by the Fund also may be appropriate for such other Fundrise entities. Thus, a particular security or other asset may be bought or sold for certain Fundrise entities even though it could have been bought or sold for other Fundrise entities at the same time. If a purchase or sale of securities or other assets consistent with the investment policies of the Fund and one or more of these other Fundrise entities is considered at or about the same time, transactions in such securities or other assets will generally be allocated among the Fund and other Fundrise entities in a manner which the Adviser believes to be fair and equitable to the Fund and such other Fundrise entity in accordance with existing regulatory guidance and the allocation policies of the Adviser and its affiliates or, as applicable, in compliance with the conditions of the exemptive order granted to the Fund by the SEC. To the extent permitted by law, when the Adviser or its affiliates determine that an investment opportunity is appropriate for the Fund and one or more other Fundrise entities, the Adviser or its affiliates will generally execute transactions for the Fund on an aggregated basis with the other Fundrise entities when the Adviser or its affiliates believes that to do so will allow it to obtain best execution and to negotiate more favorable transaction costs than might have otherwise been paid had such orders been placed independently. Aggregation, or “bunching,” describes a procedure whereby an investment adviser combines the orders of two or more clients into a single order for the purpose of obtaining better prices and lower execution costs.

Brokerage and Research Services. The Fund does not have an obligation to deal with any brokers or dealers in the execution of transactions in portfolio securities or other assets. Subject to any policy established by the Board, the Adviser is responsible for the Fund’s portfolio decisions and the placing of the Fund’s portfolio transactions in securities or other assets. Many of the Fund’s investments in residential and commercial real estate will not be investments in the types of securities or other assets that will be subject to the brokerage allocation and other practices described in this section. However, to the extent applicable, the Fund intends to execute portfolio transactions in residential and commercial real estate in a manner consistent with the general principles described herein.

Portfolio securities or other assets normally will be purchased or sold from or to dealers serving as market makers for the securities at a net price. In placing orders, it is the policy of the Fund to obtain the most favorable net results, taking into account the following factors, among others: execution capability, trading expertise, accuracy of execution, price, dealer spread or commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness. While the Adviser generally seeks reasonably competitive prices in placing its orders, the Fund may not necessarily be paying the lowest price available.

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It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “research services”) from securities firms which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser or its affiliates may receive research services from securities firms with which the Adviser places the Fund’s portfolio transactions. These research services, which in some cases also may be purchased for cash, may include, among other things, such items as general economic and security market reviews, industry and company reviews, evaluations of securities or other asset or instrument, recommendations as to the purchase and sale of securities or other assets or instruments and services related to the execution of securities or other transactions. The management fees paid by the Fund are not reduced because the Adviser or its affiliates receive such research services even though the receipt of such research services relieves the Adviser or its affiliates from expenses they might otherwise bear. Research services provided by securities firms chosen by the Adviser to place the Fund’s transactions may be useful to the Adviser or its affiliates in providing services to other Fundrise entities, although not all of these research services may be necessarily useful and of value to the Adviser in managing the Fund. Conversely, research services provided to the Adviser or its affiliates by securities firms in connection with trades executed on behalf of other Fundrise entities may be useful to the Adviser in managing the Fund, although not all of these research services may be necessarily useful and of value to the Adviser or its affiliates in managing such other Fundrise entities. To the extent the Adviser or its affiliates use such research services, they will use them for the benefit of all Fundrise entities, to the extent reasonably practicable.

Affiliated Brokerage. The Fund expects that all portfolio transactions in securities or other assets will be effected on a principal basis and, accordingly, does not expect to pay any brokerage commissions. To the extent the Fund does effect brokerage transactions, affiliated persons (as such term is defined in the 1940 Act) of the Fund, or affiliated persons of such persons, may from time to time be selected to perform brokerage services for the Fund, subject to the considerations discussed above, but are prohibited by the 1940 Act from dealing with the Fund as principal in the purchase or sale of securities or other assets. In order for such an affiliated person to be permitted to effect any portfolio transactions for the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (1) if the transaction is effected on a securities exchange, the compensation may not exceed the “usual and customary broker’s commission” (as defined in Rule 17e-1 under the Investment Company Act); (2) in the case of the purchase or sale of securities by the Fund in connection with a secondary distribution, the compensation cannot exceed 2% of the sale price; and (3) the compensation for transactions otherwise effected cannot exceed 1% of the purchase or sale price. Rule 17e-1 defines a “usual and customary broker’s commission” as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period. This standard would allow such an affiliated person to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm’s-length transaction. As of the date of this SAI, there are no such affiliated persons that could perform brokerage services for the Fund.

Portfolio Turnover. Although the Fund does not have any restrictions on portfolio turnover, it is not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Fund will not exceed 100%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities or other assets by the average monthly value of the Fund’s portfolio securities. For purposes of this calculation, portfolio securities or other assets exclude all securities or other assets having a maturity when purchased of one year or less. A high rate of portfolio turnover involves correspondingly greater transaction costs than a lower rate, which costs are borne by the Fund and its Shareholders. For the Fund’s fiscal year ended December 31, 2025, the Fund’s portfolio turnover was 45%.

Regular Broker Dealers. The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies held by the Fund as of the close of its most recent fiscal year and state the value of such holdings.

Brokerage Commissions. For the Fund’s fiscal year ended December 31, 2025, the Fund paid no brokerage commissions.

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CODE OF ETHICS

The Fund and the Adviser have each adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act, which are designed to eliminate conflicts of interest between the Fund and personnel of the Fund and the Adviser. These Codes of Ethics permit personnel subject to the Codes of Ethics to invest in securities and other assets, including securities and other assets that may be purchased or held by a Fund, subject to certain limitations. The Codes of Ethics have been filed with the SEC and may be viewed by the public.

PROXY VOTING POLICIES AND PROCEDURES

The Board believes that the voting of proxies with respect to securities held by the Fund is an important element of the overall investment process. The Board has adopted a Proxy Voting Policy (the “Fund’s Proxy Voting Policy”) on behalf of the Fund which delegates the responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser, subject to the Board’s continuing oversight. The Fund’s Chief Compliance Officer shall ensure that the Adviser has adopted a Proxy Voting Policy, which it will use to vote proxies for securities held by the Fund (the “Adviser’s Proxy Voting Policy”) in a manner that is consistent with the Fund’s Proxy Voting Policy. The Board, including a majority of the Independent Directors, must approve the Adviser’s Proxy Voting Policy as it relates to the Fund. Due to the nature of the securities and other assets in which the Fund intends to invests, proxy voting decisions for the Fund may be limited.

The Fund believes that the voting of proxies is an important part of portfolio management as it represents an opportunity for shareholders to make their voices heard and to influence the direction of a company. The Fund is committed to voting proxies received in a manner consistent with the best interests of the Fund’s Shareholders. The Fund believes that the Adviser is in the best position to make individual voting decisions for the Fund consistent with the Fund’s Proxy Voting Policy. Therefore, subject to the oversight of the Board, the Fund has delegated the following duties to the Adviser pursuant to the Fund’s Proxy Voting Policy:

•	to make the proxy voting decisions for the Fund, in accordance with the Adviser’s Proxy Voting Policy;

•	to assist the Fund in disclosing its proxy voting record as required by Rule 30b1-4 under the 1940 Act, including providing the following information for each matter with respect to which the Fund is entitled to vote: (a) information identifying the matter voted on; (b) whether the matter was proposed by the issuer or by a security holder; (c) whether and how the Fund cast its vote; and (d) whether the Fund cast its vote for or against management; and

•	to provide to the Board, at least annually, a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser as involving a conflict of interest.

In cases where a matter with respect to which the Fund was entitled to vote presents a conflict between the interest of the Fund’s Shareholders, on the one hand, and those of the Adviser or its affiliate, on the other hand, the Fund shall always vote in the best interest of the Fund’s Shareholders. For purposes of the Fund’s Proxy Voting Policy, a vote shall be considered in the best interest of the Fund’s Shareholders when a vote is cast consistent with the specific voting policy as set forth in the Adviser’s Voting Policy, provided such specific voting policy was approved by the Board. The Adviser shall review with the Board any proposed material changes or amendments to the Adviser’s Proxy Voting Policy prior to implementation.

A copy of the Adviser’s Proxy Voting Policy is attached as Exhibit A to this SAI.

The Fund will file a Form N-PX with the Fund’s complete proxy voting record for the 12 months ended June 30, no later than August 31 of each year. Form N-PX for the Fund will be available without charge, upon request, by calling (202) 584-0550 and on the SEC’s website at www.sec.gov.

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CONTROL PERSONS AND PRINCIPAL HOLDERS

A “principal Shareholder” is any person who owns of record or beneficially 5% or more of any class of the Fund’s outstanding Shares. A “control person” generally is a person who beneficially owns more than 25% of the voting securities of the Fund or has the power to exercise control over the management or policies of the Fund. A control person may be able to determine the outcome of a matter put to a Shareholder vote. As of April 1, 2026, the Fund does not know of any control persons or principal Shareholders of the Fund.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the Fund’s qualification for taxation as a REIT and the acquisition, holding, and disposition of the Fund’s Shares. For purposes of this section, references to the “Fund” means only the Fund and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Fund, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this Registration Statement. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular Shareholder in light of its investment or tax circumstances or to Shareholders subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market the Fund’s Common Shares;

●	subchapter S corporations;

●	U.S. Shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	REITs;

●	regulated investment companies;

●	trusts and estates;

●	holders who receive the Fund’s Common Shares through the exercise of employee stock options or otherwise as compensation;

●	persons holding the Fund’s Common Shares as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

●	non-corporate taxpayers subject to the alternative minimum tax provisions of the Code;

●	persons holding the Fund’s Common Shares through a partnership or similar pass-through entity;

●	persons holding a 10% or more (by vote or value) beneficial interest in the Fund;

●	tax exempt organizations, except to the extent discussed below in “—Taxation of the Fund—Taxation of Tax Exempt U.S. Shareholders;” and

●	non-U.S. persons (as defined below), except to the extent discussed below in “—Taxation of the Fund—Taxation of Non-U.S. Shareholders.”

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that Shareholders will hold the Fund’s Shares as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

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For the purposes of this summary, a U.S. person is a beneficial owner of the Fund’s Shares who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. Shareholder is a beneficial owner of the Fund’s Common Shares who is a U.S. person. A tax-exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of the Fund’s Common Shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. Shareholder is a beneficial owner of the Fund’s Shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. The Fund has not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF THE FUND’S SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING THE FUND’S SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF THE FUND’S SHARES.

Taxation of the Fund

The Fund has elected and has qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT distribution and other requirements for qualification. The Fund believes that it will be organized, owned and operated in conformity with the requirements for qualification for taxation as a REIT under the Code, and that the Fund’s proposed ownership, organization and method of operation will enable the Fund to meet the requirements for qualification for taxation as a REIT under the Code. However, given the highly complex nature of the rules governing funds taxed as REITs, the ongoing importance of factual determinations (including with respect to matters that the Fund may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in t Fund’s circumstances or applicable law, no assurance can be given that the Fund will so qualify for any particular year or that the IRS will not challenge the Fund’s conclusions with respect to its satisfaction of the REIT tax requirements.

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Qualification for taxation as a REIT depends on the Fund’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of Share ownership and various qualification requirements imposed upon REITs by the Code. In addition, the Fund’s ability to qualify for taxation as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the Fund invests, which the Fund may not control. The Fund’s ability to qualify for taxation as a REIT also requires that the Fund satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by the Fund or which serve as security for loans made by the Fund. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of the Fund’s operations for any taxable year will satisfy the requirements for qualification for taxation as a REIT.

Taxation of REITs in General

Provided that the Fund qualifies for taxation as a REIT, the Fund will generally be entitled to a deduction for dividends that the Fund pays and, therefore, will not be subject to U.S. federal corporate income tax on the Fund’s net taxable income that is currently distributed to Shareholders. This treatment substantially eliminates the “double taxation” at the corporate and Shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the Shareholder level, upon a distribution of dividends by the REIT.

Even if the Fund qualifies for taxation as a REIT, the Fund will be subject to U.S. federal income taxation as follows:

•	The Fund will be subject to regular U.S. federal corporate tax on any undistributed income, including capital gain and undistributed cashless income such as accrued but unpaid interest.

•	If the Fund has net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•	If the Fund elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” the Fund may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

•	If the Fund fails to satisfy the 75% gross income test or the 95% gross income test but nonetheless maintains its qualification for taxation as a REIT because other requirements are met, the Fund will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which the Fund fails the 75% gross income test or (B) the amount by which the Fund fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

•	If the Fund fails to satisfy any of the REIT asset tests, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but the Fund’s failure is due to reasonable cause and not due to willful neglect and the Fund nonetheless maintain its REIT tax qualification because of specified cure provisions, the Fund will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate of the net income generated by the non-qualifying assets during the period in which the Fund failed to satisfy the asset tests.

•	If the Fund fails to satisfy any provision of the Code that would result in the Fund’s failure to qualify for taxation as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, the Fund may retain the Fund’s REIT tax qualification but the Fund will be required to pay a penalty of $50,000 for each such failure.

•	If the Fund fails to distribute during each calendar year at least the sum of (1) 85% of the Fund’s REIT ordinary income for such year, (2) 95% of the Fund’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), the Fund will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

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•	The Fund may be required to pay monetary penalties to the IRS in certain circumstances, including if the Fund fails to meet record-keeping requirements intended to monitor the Fund’s compliance with rules relating to the composition of Shareholders.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between the Fund and any taxable REIT subsidiary (“TRS”), and any other TRSs the Fund may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

•	If the Fund acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in the Fund’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, the Fund may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if the Fund subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

•	The Fund may elect to retain and pay U.S. federal income tax on the Fund’s net long-term capital gain. In that case, a Shareholder would include its proportionate share of the Fund’s undistributed long-term capital gain in its income (to the extent the Fund makes a timely designation of such gain to the Shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the Shareholder’s basis in the Fund’s Shares.

•	The Fund may own subsidiaries that will elect to be treated as TRSs and the Fund may hold equity interests in the Fund’s borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

•	The Fund will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent the Fund’s stock is held in record name by specified tax exempt organizations not subject to tax on unrelated business tax income (“UBTI”) or non-U.S. sovereign investors.

In addition, the Fund may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

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Requirements for Qualification as a REIT for U.S. Federal Income Tax Purposes

The Fund has elected and has qualified to be taxed as a REIT under the Code beginning with its taxable year ended December 31, 2022 and intends to continue to qualify as a REIT. In order to have so qualified, the Fund must meet and continue to meet the requirements relating to the Fund’s organization, ownership, sources of income, nature of assets and distributions of income to stockholders.

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

6.	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

7.	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT tax status;

8.	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

9.	that uses the calendar year for U.S. federal income tax purposes, and complies with the record- keeping requirements of the Code and the regulations promulgated thereunder; and

10.	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the 1940 Act. The Fund’s Shares are generally freely transferable, and the Fund believes that the restrictions on ownership and transfers of the Shares do not prevent the Fund from satisfying condition (2). Although the Fund is organized as a limited liability company, for U.S. federal income tax purposes the Fund elected to be classified as a corporation in compliance with condition (3). The Fund believes that the Shares sold in this offering will allow the Fund to timely comply with condition (6). However, depending on the number of Shareholders who subscribe for Shares in the offering and the timing of subscriptions, the Fund may need to conduct an additional offering of Shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit-sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the Share ownership requirements, the Fund is generally required to maintain records regarding the actual ownership of the Fund’s Shares. Provided the Fund complies with these recordkeeping requirements and that the Fund would not otherwise have reason to believe the Fund fails the 5/50 Test after exercising reasonable diligence, the Fund will be deemed to have satisfied the 5/50 Test. In addition, the LLC Agreement provides restrictions regarding the ownership and transfer of Shares, which are intended to assist the Fund in satisfying the Share ownership requirements described above.

For purposes of condition (9) above, the Fund will use a calendar year for U.S. federal income tax purposes, and the Fund intends to comply with the applicable recordkeeping requirements.

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Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. The Fund intends to obtain covenants from any partnerships in which the Fund invests but do not control to operate in compliance with the REIT tax requirements, but the Fund may not control any particular partnership into which the Fund invests, and thus no assurance can be given that any such partnerships will not operate in a manner that causes the Fund to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which the Fund invests is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which the Fund directly and indirectly invests may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit as a result of these law changes.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which the Fund holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by the Fund (for example, if any equity interest in the subsidiary is acquired by a person other than the Fund or another disregarded subsidiary of the Fund), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect the Fund’s ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by the Fund and its subsidiaries in the aggregate and the Fund’s ability to make distributions to the Fund’s Shareholders.

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A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to the Fund by one or more domestic TRSs the Fund may own, then a portion of the dividends that the Fund distributes to Shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements.”

The Fund may hold any equity interests the Fund receives in the Fund’s borrowers or certain other investments through one or more TRSs. While the Fund intends to manage the size of the TRSs and dividends from the TRSs in a manner that permits the Fund to qualify as a REIT, it is possible that the equity investments appreciate to the point where the TRSs exceed the thresholds mandated by the REIT rules. In such cases, the Fund could lose its REIT tax status if it is unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

To the extent the Fund holds an interest in a non-U.S. TRS, potentially including a CDO investment, the Fund may be required to include the Fund’s portion of its earnings in the Fund’s income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Taxable Mortgage Pools

The Fund may enter into transactions that could result in the Fund being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “— Excess Inclusion Income.”

If the Fund owns less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for U.S. federal income tax purposes, and could be subject to corporate income tax. In addition, this characterization would alter the Fund’s REIT income and asset test calculations and could adversely affect the Fund’s compliance with those requirements.

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Certain Equity Investments and Kickers

The Fund expects to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a TRS). When the Fund holds investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests the Fund is required to include its proportionate share of the assets and income of the partnership, based on the Fund’s share of partnership capital, as if the Fund owned such share of the issuer’s assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which the Fund holds such equity could jeopardize the Fund’s compliance with the REIT income and asset tests. The Fund intends to obtain covenants from its equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT tax requirements, but the Fund generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes the Fund to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although the Fund does not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position. In addition, if the underlying property is dealer property and the Fund’s equity investment (with rights to receive preferred economic returns) is treated as equity for U.S. federal income tax purposes, the Fund’s gains from the sale of the property would be subject to 100% tax.

In some, or many, cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and the Fund’s preferred return would be treated as non- qualifying income for purposes of the 75% gross income test (but the Fund would not have to include the Fund’s share of the underlying assets and income of the issuer in the Fund’s tests). Thus, if the IRS successfully challenged the Fund’s characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, the Fund could fail an income or asset test. In that event, the Fund could face substantial penalty taxes to cure the resulting violations, as described in “Failure to Qualify” below, or, if the Fund were deemed to have acted unreasonably in making the investment, lose the Fund’s REIT tax status. Conversely, the Fund also could fail an applicable income or asset test if the Fund has treated a preferred equity investment as indebtedness for U.S. federal income tax purposes and the IRS successfully characterizes the investment as equity for U.S. federal income tax purposes.

Gross Income Tests

In order to maintain the Fund’s qualification for taxation as a REIT, the Fund annually must satisfy two gross income tests. First, at least 75% of the Fund’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of the Fund’s gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

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Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If the Fund receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of the Fund’s commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and the Fund’s income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, the Fund is permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT tax rules could adversely affect the Fund’s ability to qualify for taxation as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest will be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, the Fund may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the Fund.

To the extent that the Fund derives interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by the Fund.

Any amount includible in the Fund’s gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if the Fund held such assets), the Fund will be treated as receiving directly its proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

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Among the assets the Fund may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that the Fund acquires may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent the Fund makes corporate mezzanine loans or acquires other residential and commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

The Fund may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. The Fund generally expects to treat its participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge the Fund’s treatment of the Fund’s participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that the Fund derives from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, the Fund could be subject to a penalty tax, or could fail to qualify for taxation as a REIT.

The Fund expects that any mortgage-backed securities that it invests in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage backed securities will be qualifying income for the 95% gross income test. In the case of mortgage-backed securities treated as interests in grantor trusts, the Fund would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that the Fund owns directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage-backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of the Fund’s interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. The Fund expects that any interest income from mortgage-backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT tax rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS or RMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, the Fund may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or nonqualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of both the 75% and 95% gross income tests. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third-party service provider, may result in nonqualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit the Fund. Any fees earned by a TRS will not be included for purposes of the gross income tests but the use of a TRS to originate loans to avoid such nonqualifying income may increase the taxes paid by the TRS.

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Dividend Income

The Fund may receive material distributions from the Fund’s TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If the Fund invests in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, which could include a CDO investment, the Fund could be required to include the Fund’s portion of its earnings in the Fund’s income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test but based on recent IRS guidance are expected to be qualifying income for purposes of the 95% gross income test.

Treatment of Certain Debt Instruments as Equity

The Fund may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, the Fund may receive equity interests in the Fund’s borrowers in connection with originating the Fund’s loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Fund intends to structure each of its loans so that the loan should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge the Fund’s treatment of one or more of the Fund’s loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect the Fund’s ability to qualify for taxation as a REIT. If the underlying activity was a prohibited transaction, the income from such loans, to the extent the loans were characterized as equity, would be subject to a 100% tax.

Hedging Transactions

The Fund may enter into hedging transactions with respect to one or more of the Fund’s assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) the Fund enters into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, (ii) the Fund enters into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) the Fund enters into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that the Fund enters into other types of hedging transactions, including hedges of interest rates on debt the Fund acquires as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. The Fund intends to structure any hedging transactions in a manner that does not jeopardize its qualification for taxation as a REIT. No assurances can be given, however, that the Fund’s hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect the Fund’s ability to satisfy the REIT qualification requirements.

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Rents from Real Property

The Fund expects to acquire interests in real property (including through Real Estate Investment Vehicles), and may acquire other interests in real property (including equity participations). However, to the extent that the Fund owns real property or interests therein, rents the Fund receives qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease (determined based on the fair market values as of the beginning and end of the taxable year), then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT tax provisions of the Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

In addition, in order for rents received by the Fund to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by the Fund. Moreover, for rents received to qualify as “rents from real property,” the Fund generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which the Fund derives no income or through a TRS. The Fund is permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the Fund may directly or indirectly provide non-customary services to tenants of the Fund’s properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of the Fund’s cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that the Fund does not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Phantom Income

Due to the nature of the assets in which the Fund may invest, the Fund may be required to recognize taxable income from those assets in advance of the Fund’s receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, the Fund may originate debt instruments or mortgage-backed securities at a discount from face value. To the extent the Fund originates any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though the Fund may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. The Fund may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case the Fund will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent the Fund purchases debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, the Fund will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while the Fund held the debt instrument. If the Fund ultimately collects less on a debt instrument than the Fund’s purchase price and any original issue discount or accrued market discount that the Fund has included in income, there may be limitations on the Fund’s ability to use any losses resulting from that debt instrument.

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The Fund may make loans that provide the Fund with rights to participate in the appreciation of the collateral real property securing the Fund’s debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, the Fund generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though the Fund does not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where the Fund’s equity participation is structured as a separate interest from the loans, the Fund will be required to allocate the amount the Fund pays for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

The Fund may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which the Fund exchanges the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because the Fund’s tax basis in such debt instruments may be substantially less than the face value, the Fund could have significant income without any corresponding receipt of cash. Such a modification also may require the Fund to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by the Fund are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, the Fund may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, the Fund may be required under the terms of the Fund’s indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to the Fund’s Shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that the Fund may have substantial taxable income in excess of cash available for distribution. In that event, the Fund may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

The Fund intends to monitor the Fund’s sources of income, including any non-qualifying income received by the Fund, and manage the Fund’s assets so as to ensure the Fund’s compliance with the gross income tests. The Fund cannot assure you, however, that the Fund will be able to satisfy the gross income tests. If the Fund fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Fund may still qualify for taxation as a REIT for the year if the Fund is entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the Fund’s failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the Fund sets forth a description of each item of the Fund’s gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether the Fund would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the Fund, the Fund will not qualify for taxation as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the Fund fails to satisfy the particular gross income test.

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Asset Tests

At the close of each calendar quarter, the Fund must also satisfy five tests relating to the nature of the Fund’s assets. First, at least 75% of the value of the Fund’s total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), shares in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of Shares of the Fund’s stock or certain debt. Second, not more than 25% of the Fund’s assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of the Fund’s TRSs: (i) the value of any one issuer’s securities owned by the Fund may not exceed 5% of the value of the Fund’s gross assets, and (ii) the Fund generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by the Fund may not exceed 20% of the value of the Fund’s gross assets. Fifth, not more than 25% of the value of the Fund’s gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the Fund, and any of the Fund’s “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, the Fund’s interest as a partner in the partnership). As a result, the straight debt exception would not be available to the Fund with respect to a loan where the Fund also holds an equity participation in the borrower through a TRS.

Except as provided below, a real estate mortgage loan that the Fund owns generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that the Fund acquires or originates the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time the Fund committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, the Fund may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or the Fund reasonably believed that there was a significant risk of default and the modification reduced such risk, the Fund generally would not be required to retest such modified loan. Notwithstanding the foregoing, as discussed above under “ – Gross Income Tests – Interest Income,” a mortgage loan secured by both real property and personal property will be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

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As discussed above under “—Gross Income Tests,” certain loans that the Fund might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, the Fund would likely be treated as owning the Fund’s proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect the Fund’s ability to comply with the asset tests.

As discussed above under “—Gross Income Tests,” there may be circumstances in which the Fund’s mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of the Fund’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect the Fund’s REIT tax status.

As discussed above under “—Gross Income Tests,” participation interests in loans that the Fund acquires may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While the Fund intends that any such participation interests will be structured in a manner so as to be treated for REIT tax purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment is respected by the IRS.

Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if the Fund held such assets), the Fund will be treated as owning the Fund’s proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect the Fund’s ability to qualify for taxation as a REIT. In the case of interests in grantor trusts, the Fund will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage-backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

The Fund may enter into repurchase agreements under which the Fund will nominally sell certain of the Fund’s assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. The Fund generally believes that the Fund will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that the Fund may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that the Fund did not own the assets during the term of the repurchase agreement, which could impact the Fund’s REIT tax status.

The Fund believes that its loan holdings and other assets will be structured in a manner that will comply with the foregoing REIT asset requirements and the Fund intends to monitor compliance on an ongoing basis. There can be no assurance, however, that the Fund will be successful in this effort. In this regard, to determine compliance with these requirements, the Fund will need to estimate the value of the Fund’s assets (or the value of the collateral securing the Fund’s loans). The Fund may not obtain independent appraisals to support the Fund’s conclusions concerning the values of the Fund’s assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, the Fund may rely on its own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case the Fund might not satisfy the 75% asset test and the other asset tests and could fail to qualify for taxation as a REIT.

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Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, the Fund will not lose its qualification for taxation as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Fund fails to satisfy the asset tests because the Fund acquires assets during a quarter, the Fund can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If the Fund fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, the Fund may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of the Fund’s assets at the end of the relevant quarter or $10,000,000. If the Fund fails any of the other asset tests or the Fund’s failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, the Fund is permitted to avoid disqualification for taxation as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which the Fund identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Annual Distribution Requirements

In order to qualify for taxation as a REIT, the Fund is required to distribute dividends, other than capital gain dividends, to the Fund’s Shareholders in an amount at least equal to: (i) the sum of: (a) 90% of the Fund’s “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and (b) 90% of the net income (after tax), if any, from foreclosure property (as described below); minus (ii) the sum of specified items of non-cash income that exceeds a percentage of the Fund’s income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to Shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by the Fund and received by each Shareholder on December 31 of the year in which they are declared. In addition, at the Fund’s election, a distribution for a taxable year may be declared before the Fund timely files its tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to the Fund’s Shareholders in the year in which paid, even though the distributions relate to the Fund’s prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards the Fund’s distribution requirement and to give rise to a tax deduction by the Fund, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, the Fund must treat every Shareholder of the class of Shares with respect to which the Fund makes a distribution the same as every other Shareholder of that class, and the Fund must not treat any class of Shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, the Fund could lose its ability to cure an under-distribution in a year with a subsequent year deficiency dividend if the Fund pays preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, the Fund intends to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of the Fund’s Shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of the Fund’s Common Shares” below for a discussion of when redemptions are dividend equivalent and measures the Fund intends to take to avoid them.). If, however, the Fund qualifies as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to the Fund. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

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To the extent that the Fund distributes at least 90%, but less than 100%, of the Fund’s “REIT taxable income,” as adjusted, the Fund will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, the Fund may elect to retain, rather than distribute, the Fund’s net long-term capital gains and pay tax on such gains. In this case, the Fund could elect to have the Fund’s Shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by the Fund. The Fund’s Shareholders would then increase the adjusted basis of their stock in the Fund by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate Shares.

If the Fund fails to distribute during each calendar year at least the sum of (1) 85% of the Fund’s REIT ordinary income for such year, (2) 95% of the Fund’s REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the Fund will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which the Fund has paid corporate income tax. The Fund intends to make timely distributions so that the Fund is not subject to the 4% excise tax.

It is possible that the Fund, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by the Fund for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “—Gross Income Tests—Phantom Income” above. In the event that such shortfalls occur, to meet the Fund’s distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that the Fund regards as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, Shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

The Fund may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to Shareholders in a later year, which may be included in the Fund’s deduction for dividends paid for the earlier year. In this case, the Fund may be able to avoid losing the Fund’s qualification for taxation as a REIT or being taxed on amounts distributed as deficiency dividends. However, the Fund will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that the Fund undertakes a transaction (such as a tax-free merger) in which the Fund succeeds to earnings and profits of a taxable corporation, in addition to the distribution requirements above the Fund also must distribute such non- REIT earnings and profits to its Shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against the Fund’s REIT taxable income. The Fund may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided the Fund completes its liquidation within 24 months following the Fund’s adoption of a plan of liquidation. Compliance with this 24 month requirement could require the Fund to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of the Fund’s Shareholders, or terminate the Fund’s tax status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of the Fund’s Shares.

Excess Inclusion Income

If the Fund directly or indirectly acquires a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of its income from such arrangements may be treated as “excess inclusion income.” See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” The Fund is required to allocate any excess inclusion income to the Fund’s Shareholders in proportion to their dividends. The Fund would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of the Fund’s Shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on UBTI. The LLC Agreement allows the Fund to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on the Fund, however, unless the Fund can recover the tax out of distributions to the disqualified holders, all of the Fund’s investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of the Fund or a portion of the Fund’s assets as a taxable mortgage pool.

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Shareholders who are not disqualified organizations will have to treat the Fund’s dividends as excess inclusion income to the extent of their allocable shares of the Fund’s excess inclusion income. This income cannot be offset by net operating losses of the Fund’s Shareholders. If the Shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the Shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the Shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the Shareholder’s allocable share of the Fund’s excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income the Fund derives from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if the Fund holds the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, the Fund intends to conduct the Fund’s operations so that loans or other assets owned by the Fund (or assets that are the subject of a shared appreciation provision that the Fund owns) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that the Fund will be successful in isolating all investments subject to the 100% tax in the Fund’s TRSs or that the Fund will not engage in prohibited transactions outside of the Fund’s TRSs. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in the Fund’s borrowers for U.S. federal income tax purposes (see, “—Gross Income Tests—Treatment of Certain Debt Instruments as Equity”), the Fund’s income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

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Shared Appreciation Mortgages/Equity Participations

In connection with the Fund’s acquisition and/or origination of loans, the Fund could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” the Fund may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% REIT income tests. The Fund may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Failure to Qualify

In the event that the Fund violates a provision of the Code that would result in the Fund’s failure to qualify as a REIT, the Fund may nevertheless continue to qualify as a REIT under specified relief provisions available to the Fund to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) the Fund pays a penalty of $50,000 for each failure to satisfy a requirement for qualification for taxation as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to the Fund’s disqualification for taxation as a REIT for violations due to reasonable cause. If the Fund fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, the Fund will be subject to U.S. federal corporate income tax. Distributions to the Fund’s Shareholders in any year in which the Fund is not a REIT for tax purposes will not be deductible by the Fund, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to the Fund’s Shareholders will generally be taxable as qualified dividend income. Subject to certain limitations, dividends in the hands of the Fund’s corporate U.S. Shareholders may be eligible for the dividends received deduction. Unless the Fund is entitled to relief under the specific statutory provisions, the Fund will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, the Fund will be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. Shareholders that are not tax-exempt organizations.

Distributions

Provided that the Fund qualifies for taxation as a REIT, distributions made to the Fund’s taxable U.S. Shareholders out of the Fund’s current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. Shareholders who receive dividends from taxable subchapter C corporations. However, for taxable years before January 1, 2026, non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include the Fund’s dividends received by a non-corporate U.S. stockholder that the Fund does not designate as capital gain dividends and that are not qualified dividend income. If the Fund fails to qualify for taxation as a REIT, such stockholders may not claim this deduction with respect to dividends paid by the Fund. As discussed above, if the Fund realizes excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. Shareholder, that income cannot be offset by net operating losses of such Shareholder.

Distributions from the Fund that are designated as capital gain dividends will be taxed to U.S. Shareholders as long-term capital gains, to the extent that they do not exceed the Fund’s actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held the Fund’s stock. To the extent that the Fund elects under the applicable provisions of the Code to retain the Fund’s net capital gains, U.S. Shareholders will be treated as having received, for U.S. federal income tax purposes, the Fund’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the Fund on such retained capital gains. U.S. Shareholders will increase their adjusted tax basis in the Fund’s Common Shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by the Fund. Corporate U.S. Shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Shareholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. Shareholders who are individuals, to the extent of previously claimed depreciation deductions.

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Distributions from the Fund in excess of the Fund’s current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. Shareholder’s Common Shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these Shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Shareholder’s Common Shares, they will be treated as gain from the disposition of the Shares and thus will be included in income as long-term capital gain, or short-term capital gain if the Shares have been held for one year or less.

To the extent that the Fund has available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Fund” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. Shareholders and do not offset income of U.S. Shareholders from other sources, nor do they affect the character of any distributions that are actually made by the Fund.

Dispositions of the Fund’s Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. Shareholders upon the sale or disposition of Shares of the Fund’s Common Shares will be subject to tax at capital gains rates, if such Shares were held for more than one year, and will be taxed at ordinary income rates if such Shares were held for one year or less. Gains recognized by U.S. Shareholders that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. Shareholder upon the disposition of the Fund’s Common Shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the Shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. Shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of Shares of the Fund’s common Shares by a U.S. Shareholder who has held the Shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the Fund that were required to be treated by the U.S. Shareholder as long-term capital gain.

Redemptions of the Fund’s Common Shares

A redemption of Shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed Shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the Shareholder, (ii) results in a “complete termination” of the Shareholder’s interest in the Fund, or (iii) is “not essentially equivalent to a dividend” with respect to the Shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in the Code, as well as Shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective Shareholders are advised to consult their own tax advisors to determine such tax treatment.

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If a redemption of Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming Shareholder. In addition, although guidance is sparse, the IRS could take the position that Shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in the Fund as a result of the redemption, even though such Shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the nonredeeming Shareholder’s basis in his Shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair the Fund’s ability to satisfy the Fund’s distribution requirements under the Code. To avoid certain issues related to the Fund’s ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), the Fund has implemented procedures designed to track the Fund’s Shareholders’ percentage interests in the Fund’s Common Shares and identify any such dividend equivalent redemptions, and the Fund will decline to effect a redemption to the extent that the Fund believes that it would constitute a dividend equivalent redemption. However, the Fund cannot assure you that the Fund will be successful in preventing all dividend equivalent redemptions. In general, the U.S. federal income tax rules applicable to REITs likely will require the Fund to complete its liquidation within 24 months following the Fund’s adoption of a plan of liquidation. Compliance with this 24-month requirement could require the Fund to distribute unsold assets to a “liquidating trust.” Each Shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the Shareholder. The U.S. federal income tax treatment of ownership and interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in the Fund’s Shares.

Liquidating Distributions

Once the Fund has adopted (or is deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. Shareholder with respect to the Fund’s Common Shares will be treated first as a recovery of the Shareholder’s basis in the Shares (computed separately for each block of Shares) and thereafter as gain from the disposition of the Fund’s Common Shares.

Medicare Tax on Unearned Income

U.S. Shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on the Fund’s Common Shares (without regard to the 20% deduction allowed by the TCJA on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. Shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Fund’s Common Shares.

Treatment of Tax-Exempt U.S. Shareholders

U.S. tax exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. Shareholder has not held the Fund’s Common Shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt Shareholder) and (2) the Fund does not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from the Fund and income from the sale of the Fund’s Common Shares generally should not give rise to UBTI to a tax exempt U.S. Shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that the Fund allocates to a tax-exempt U.S. Shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “—Excess Inclusion Income.”

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Tax exempt U.S. Shareholders that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Fund as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of the Fund’s stock could be required to treat a percentage of the dividends from the Fund as UBTI if the Fund is a “pension-held REIT.” The Fund will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of the Fund’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Fund’s stock, collectively owns more than 50% of such stock; and (2) the Fund would not have satisfied the 5/50 Test but for a special rule that permits the Fund to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require the Fund to complete the Fund’s liquidation within 24 months following the Fund’s adoption of a plan of liquidation. Compliance with this 24-month requirement could require the Fund to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership and interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in the Fund’s stock, including the potential incurrence of income treated as UBTI.

Tax exempt U.S. Shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning the Fund’s Common Shares.

U.S. Taxation of Non-U.S. Shareholders

General

In general, non-U.S. Shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of the Fund’s Common Shares. In cases where a non-U.S. Shareholder’s investment in the Fund’s Common Shares is, or is treated as, effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, dividend income received in respect of the Fund’s Common Shares and gain from the sale of the Fund’s Common Shares generally will be “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. Shareholder were a U.S. Shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. Shareholder that is a corporation. Additionally, non-U.S. Shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of the Fund’s Common Shares is not effectively connected to a U.S. trade or business of the non-U.S. Shareholder and that the non-U.S. Shareholder is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. Shareholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. Shareholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

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In addition, stock of a domestic corporation (including a fund with REIT tax status such as the Fund) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, (i) the Fund’s Common Shares will not be a USRPI if the Fund is “domestically- controlled,” (ii) the Fund’s Common Shares will not be a USRPI with respect to a selling non-U.S. Shareholder if the Shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. Shareholder owned, actually or constructively, 10% or less of the Fund’s outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of the Fund’s existence), or (iii) with respect to a selling non-U.S Shareholder that is a “qualified shareholder” (as described below) or (iv) with respect to a selling non-U.S. Shareholder that is a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s shares of Common shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of Common shares is held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of the Fund’s Common Shares for five years will be treated as a U.S. person unless the Fund has actual knowledge that such person is not a U.S. person.

The Fund’s Shares are not currently traded on an established securities market, and the Fund has no current intent to list the Fund’s Shares for trading. The Fund also cannot assure you that it will be domestically-controlled at all times in the future. Thus, the Fund cannot assure you that the Fund’s stock is not or will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. Shareholders payable out of the Fund’s earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. Shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

Non-Dividend Distributions

A non-U.S. Shareholder should not incur tax on a distribution in excess of the Fund’s current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its Common Shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its Common Shares. A non-U.S. Shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both the Fund’s current and accumulated earnings and profits and the adjusted basis of its stock unless the Fund’s Common Shares unless the Fund’s Common Shares constitute a USRPI and no other exception applies to the selling non-U.S. Shareholder. If the Fund’s Common Shares is a USRPI, and no other exception applies to the selling non-U.S. Shareholder, distributions in excess of both the Fund’s earnings and the non-U.S. Shareholder’s basis in the Fund’s stock will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, the Fund will be required to withhold 15% of any distributions to non-U.S. Shareholders in excess of the Fund’s current year and accumulated earnings (i.e., including distributions that represent a return of the non- U.S. Shareholder’s tax basis in the Fund’s Common Shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. Shareholder, and may be refundable to the extent such withheld amounts exceed the Shareholder’s actual U.S. federal income tax liability. Even in the event the Fund’s Common Shares is not a USRPI, the Fund may choose to withhold on the entire amount of any distribution at the same rate as the Fund would withhold on a dividend because the Fund may not be able to determine at the time the Fund makes a distribution whether or not the distribution will exceed the Fund’s current and accumulated earnings and profits. However, a non-U.S. Shareholder may obtain a refund of amounts that the Fund withholds if it later determines that a distribution in fact exceeded the Fund’s current and accumulated earnings and profits, to the extent such withheld amounts exceed the Shareholder’s actual U.S. federal income tax liability.

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Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if the Fund’s Common Shares are regularly traded on an established securities market or if the selling non-U.S. Shareholder is a “qualified shareholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of the Fund’s distributions to non-U.S. Shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether the Fund’s Common Shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. Shareholder that is a corporation. In addition, the Fund will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. Shareholder that are attributable to dispositions of the Fund’s assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. Shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. The Fund currently is not publicly traded and such rules will not apply unless and until the Fund’s Common Shares become “regularly traded” on an established securities exchange in the future.

Dispositions of the Fund’s Common Shares

A sale of the Fund’s Common Shares by a non-U.S. Shareholder generally will not be subject to U.S. federal income tax unless the Fund’s Shares are a USRPI. Subject to the exceptions that may apply if the Fund’s Common Shares were regularly traded on an established securities market (as described above) or if were a domestically controlled REIT for a specified testing period, if the Fund’s Shares are a USRPI, gain from the sale of the Fund’s Shares would be ECI to the non-U.S. Shareholder unless such non-U.S. Shareholder were a qualified Shareholder or qualified foreign pension fund, each as described below. If the Fund’s Shares are not a USRPI, gain from the sale of the Fund’s Shares would not be subject to U.S. federal income tax.

To the extent the Fund’s Common Shares are held directly (or indirectly through one or more partnerships) by a “qualified Shareholder,” the Fund’s Common Shares will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such Shareholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified Shareholder is generally a non-U.S. stockholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified Shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified Shareholder’s stock (with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified Shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified Shareholder on the disposition of the Fund’s stock or with respect to a distribution from the Fund attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified Shareholder. For these purposes, an “applicable investor” is a person (other than a qualified Shareholder) who generally holds an interest in the qualified Shareholder and holds more than 10% of the Fund’s stock applying certain constructive ownership rules.

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For FIRPTA purposes, a “qualified foreign pension fund” will not be treated as a non-U.S. stockholder, and any entity all of the interests of which are held by a qualified foreign pension fund will be treated as such a fund. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate.

Redemptions and Liquidating Distributions

A redemption of Shares by a non-U.S. Shareholder will be treated as a regular distribution or as a sale or exchange of the redeemed Shares under the same rules of Section 302 of the Code that apply to U.S. Shareholders and which are discussed above under “Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares.” Subject to the FIRPTA look- through rule, (i) if the Fund’s Shares are a USRPI, gain from a redemption treated as a sale or exchange of the Fund’s Shares would be ECI to the non-U.S. Shareholder unless such non-U.S. Shareholder were a qualified Shareholder or qualified foreign pension fund, as described above, and (ii) if the Fund’s Shares are not a USRPI, gain from a redemption treated as a sale or exchange of the Fund’s Shares would not be subject to U.S. federal income tax.

Once the Fund has adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. Shareholder with respect to the Fund’s Common Shares will be treated first as a recovery of the Shareholder’s basis in the Shares (computed separately for each block of Shares) and thereafter as gain from the disposition of the Fund’s Common Shares. Subject to the FIRPTA look-through rule, (i) if the Fund’s Shares are a USRPI, gain from a liquidating distribution with respect the Fund’s Shares would be ECI to the non-U.S. Shareholder unless such non-U.S. Shareholder were a qualified Shareholder or qualified foreign pension fund, as described above, and (ii) if the Fund’s Shares are not a USRPI, gain from a liquidating distribution with respect to the Fund’s Shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require the Fund to complete its liquidation within 24 months following the Fund’s adoption of a plan of liquidation. Compliance with this 24 month requirement could require the Fund to distribute unsold assets to a “liquidating trust.” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in the Fund’s stock, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of the Fund’s Common Shares if the Fund’s Common Shares are regularly traded on an established securities market, to a qualified Shareholder or to a qualified foreign pension fund, distributions in redemption of the Fund’s Common Shares and liquidating distributions to non-U.S. Shareholders will be treated as ECI and subject to withholding at the highest U.S. federal corporate income rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. Shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether the Fund’s stock is a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

The Fund will report to the Fund’s U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, the Fund may be required to withhold a portion of dividends or capital gain distribution to any U.S. Shareholder who fails to certify their non-foreign status.

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The Fund must report annually to the IRS and to each non-U.S. Shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. Shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of the Fund’s Common Shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of the Fund’s Common Shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. Shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities and will generally impose withholding taxes with respect to payments of disposition proceeds of U.S. securities realized after December 31, 2018. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Shareholders who own the Fund’s Common Shares through foreign accounts or foreign intermediaries and certain non-U.S. Shareholders. The legislation imposes a 30% withholding tax on dividends currently on, and will generally impose a 30% withholding tax on gross proceeds from the sale or other disposition of, the Fund’s Common Shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

The Fund and its Shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of the Fund and its Shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by the Fund would not pass through to Shareholders as a credit against their U.S. federal income tax liability. The TCJA also disallows itemized deductions for individuals for state and local income, property and sales taxes in excess of a combined limit of $10,000 per year. Prospective Shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in the Fund’s Common Shares.

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Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to the Fund and the Fund’s Shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in the Fund’s Common Shares.

The TCJA, generally applicable for tax years beginning after December 31, 2017, made significant changes to the Code, including a number of provisions of the Code that affect the taxation of businesses and their owners, including REITs and their stockholders.

Among other changes, the TCJA made the following changes:

1.	For tax years beginning after December 31, 2017 and before January 1, 2026, (i) the U.S. federal income tax rates on ordinary income of individuals, trusts and estates have been generally reduced and (ii) non-corporate taxpayers are permitted to take a deduction for certain pass-through business income, including, as discussed above, dividends received from REITs that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

2.	The maximum U.S. federal income tax rate for corporations has been reduced, and corporate alternative minimum tax has been eliminated for corporations, which would generally reduce the amount of U.S. federal income tax payable by the Fund’s TRSs and by the Fund to the extent the Fund was subject to corporate U.S. federal income tax. In addition, the maximum withholding rate on distributions by the Fund to non-U.S. stockholders that are treated as attributable to gain from the sale or exchange of a U.S. real property interest has been reduced.

3.	Certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by the Fund or to its TRSs.

4.	Certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by the Fund or to its TRSs.

6.	Accounting rules generally require the Fund to recognize income items for federal income tax purposes no later than when the Fund takes the item into account for financial statement purposes, which may accelerate the Fund’s recognition of certain income items.

The effect of the TCJA on the Fund and the Fund’s Shareholders is uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. Any technical corrections with respect to the TCJA could have an adverse effect on the Fund or its Shareholders.

ADMINISTRATOR

Atlantic Fund Administration, LLC, a wholly owned subsidiary of Apex US Holdings LLC (d/b/a Apex Fund Services) (“Apex”), provides certain administration and portfolio accounting services to the Fund. Apex is located at 190 Middle Street, Suite 101, Portland, Maine 04101. In consideration for these services, the Fund pays Apex a monthly fee based on the average net assets of the Fund.

CUSTODIAN AND TRANSFER AGENTS

The Bank of New York Mellon (“BNY”), which has its principal office at 240 Greenwich Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio pursuant to a Custody Agreement. Under the Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to their duties.

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The Fund self-custodies a portion of its portfolio assets in accordance with the requirements of Rule 17f-2 under the 1940 Act. The purpose of Rule 17f-2 is to ensure that assets for which an investment company acts as its own custodian are maintained in a manner subject to independent scrutiny. The rule specifies certain procedures and recordkeeping requirements with respect to such assets and, among other things, requires that the assets be deposited in the safekeeping of a bank or other company whose activities are supervised by federal or state authorities.

Computershare, Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), which has its principal office at 150 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s transfer agent. BNY Mellon Investment Servicing (US) Inc. (“BNYMIS”), which has its principal office at 240 Greenwich Street, New York, New York 10286, serves as an additional transfer agent for the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP is the independent registered public accounting firm for the Fund and performs an annual audit of the Fund’s financial statements. KPMG LLP is located at Suite 4000, 1735 Market Street, Philadelphia, PA 19103.

LEGAL COUNSEL

Kirkland & Ellis LLP, 601 Lexington Avenue, New York NY 10022, serves as the Fund’s legal counsel.

ADDITIONAL INFORMATION

This SAI and the Prospectus do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-231940). The complete Registration Statement, including the exhibits filed therewith, may be obtained from the SEC at www.sec.gov. See the cover page of this SAI for information about how to obtain a paper copy of this SAI or the Prospectus without charge. Inquiries concerning the Fund and the Shares should be directed by mail to the Fund at Fundrise Income Real Estate Fund, LLC, Attn: Investor Relations, 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036, by calling (202) 584-0550, or by visiting the Fund’s Platform website at www.fundriseincomerealestatefund.com.

Statements contained herein and in the Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, are qualified by, reference to the copy of such contract or other documents filed as exhibits to the Registration Statement.

FINANCIAL STATEMENTS

The Fund’s audited financial statements appearing in the Fund’s annual shareholder report for the year ended December 31, 2025, are incorporated by reference into this Statement of Additional Information and have been so incorporated in reliance upon the reports of KPMG LLP, independent registered public accounting firm for the Fund, whose report is included in such annual shareholder report.

80

APPENDIX A

ADVISER PROXY VOTING POLICIES AND PROCEDURES

Fundrise Advisors, LLC (the “Adviser”), as a matter of policy and as a fiduciary to the Fundrise Income Real Estate Fund, LLC (the “Fund”), has the responsibility for voting proxies for securities consistent with the best interests of the Fund. The Adviser maintains written procedures as to the handling, voting and reporting of proxy voting and makes appropriate disclosures about the Adviser’s proxy procedures and the availability of the Adviser’s proxy voting record. In general, the Adviser does not receive proxies to be voted due to the nature of its investments on behalf of the Fund; the procedures maintained by the Adviser are intended to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Advisers Act”) in the infrequent instance that the Adviser receives a proxy, or other action requiring a vote, from a security held by the Fund.

1.	Background and Description

In general, proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. Investment advisers registered with the U.S. Securities and Exchange Commission, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 under the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser’s interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser’s proxy voting activities when the adviser does have proxy voting authority.

The purpose of these procedures (the “Procedures”) is to set forth the principles, guidelines and procedures by which the Adviser may vote the securities held by the Fund for which the Adviser may exercise voting authority and discretion. These Procedures have been designed to ensure that proxies are voted in the best interests of the Fund in accordance with fiduciary duties and Rule 206(4)-6 under the Advisers Act.

2.	Responsibility

The Adviser’s Chief Compliance Officer (together with any designees, the “CCO”) has responsibility for the implementation and monitoring of the Procedures, including associated practices, disclosures and recordkeeping.

3.	Procedures

The Adviser has adopted the procedures below to implement its proxy voting policy and to monitor and ensure that the policy is observed and amended or updated, as appropriate.

Voting Procedures

In the event the Adviser’s personnel receive proxy materials on behalf of the Fund, the personnel will forward such materials to the appropriate members of the Adviser’s Investment Committee (or any committee delegated responsibility and authority by the Investment Committee) to vote the proxy. The Adviser’s Investment Committee will analyze the proxy materials and determine how the Adviser should vote the proxy in accordance with applicable voting guidelines below. The CCO is responsible for coordinating this process in a timely and appropriate manner and delivering the proxy prior to the voting deadline.

The Adviser may engage a third-party proxy research and voting service to assist it in researching, recordkeeping and voting of proxies, subject to appropriate oversight.

Proxy Voting Guidelines

The following guidelines (the “Guidelines”) will inform the Adviser’s proxy voting decisions:

•	The guiding principle by which the Adviser votes on all matters submitted to security holders is the maximization of the ultimate economic value of the Fund’s holdings. The Adviser does not permit voting decisions to be influenced in any manner that is contrary to, or dilutive of, the guiding principle set forth above.

•	The Adviser will seek to avoid situations where there is any material conflicts of interest affecting its voting decisions. Any material conflicts of interest, regardless of whether actual or perceived, will be addressed in accordance with the conflict resolution procedures (see below).

•	The Adviser generally will vote on all matters presented to security holders in any proxy. However, Adviser reserves the right to abstain on any particular vote or otherwise withhold its vote on any matter if, in the judgment of Adviser, the costs associated with voting such proxy outweigh the benefits to the Fund or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of the Fund, in the judgment of Adviser.

•	Notwithstanding the foregoing guideline, as part of an investment decision the Adviser may waive or delegate voting rights (either with respect to a particular proxy or with respect to an investment or proposed investment more generally) when in the best interest of the Fund in accordance with the Adviser’s fiduciary duties.

•	Proxies will be voted in accordance with the Fund’s proxy voting policies and procedures, any applicable investment policies or restrictions of the Fund and, to the extent applicable, any resolutions or other instructions approved by the Fund’s Board of Directors.

•	Absent any legal or regulatory requirement to the contrary, the Adviser generally will seek to maintain the confidentiality of the particular votes that it casts on behalf of the Fund; however, the Adviser recognizes that the Fund must disclose the votes cast on its behalf in accordance with all legal and regulatory requirements.

While these Guidelines are intended to provide a benchmark for voting standards, each vote is ultimately cast on a case- by-case basis, taking into consideration the Adviser’s contractual obligations to the Fund and all other relevant facts and circumstances at the time of the vote (such that these Guidelines maybe overridden to the extent Adviser believes appropriate).

Conflicts of Interest

In certain instances, a potential or actual material conflict of interest may arise when the Adviser votes a proxy. As a fiduciary to the Fund, the Adviser takes these conflicts very seriously. While the Adviser’s primary goal in addressing any such conflict is to ensure that proxy votes are cast in the Fund’s best interest and are not affected by the Adviser’s potential or actual material conflict, there are a number of courses that the Adviser may take. The final decision about which course to follow shall be made by the Adviser’s Investment Committee. The Adviser’s Investment Committee may cause any of the following actions, among others, to be taken in that regard:

•	vote the relevant proxy in accordance with the vote indicated by the Guidelines;

•	vote the relevant proxy as an exception to Guidelines, provided that the reasons behind the voting decision are in the best interest of the Fund, are reasonably documented and are approved by the Adviser’s CCO;

•	engage an unaffiliated third-party proxy advisor to provide a voting recommendation or direct the proxy advisor to vote the relevant proxy in accordance with its independent assessment of the matter; or

•	“echo vote” or “mirror vote” the relevant proxy in the same proportion as the votes of other proxy holders.

Disclosure

The Adviser will provide conspicuously displayed information in the Fund’s registration statement summarizing these Procedures, including a statement that shareholders may request information regarding how the Adviser voted the Fund’s proxies, and may request a copy of these Procedures.

Requests for Information

All requests for information regarding proxy votes, or these Procedures, received by any Adviser personnel should be forwarded to the Adviser’s CCO. In response to any request from a Fund shareholder, the CCO will prepare a written response with such information as the CCO determines, in its sole discretion, should be shared with the Fund shareholder.

Recordkeeping

The Adviser’s CCO shall retain the following records:

•	These Procedures and any amendments;

•	Each proxy statement that the Adviser receives;

•	A record of each vote that the Adviser casts;

•	Any document the Adviser created that was material to deciding how to vote a proxy, or that memorializes that decision; and

•	A copy of each written request for information on how the Adviser voted proxies, and a copy of any written response.

PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements.

Part A:	The financial highlights of the Registrant for the fiscal year ended December 31, 2025 are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B:	Incorporated by reference from the Registrant’s Annual Report for the fiscal year ended December 31, 2025 (File No. 811-23745), as filed with the U.S. Securities and Exchange Commission on February 26, 2026.

2. Exhibits.

(a)(1)	Certificate of Formation[1]

(a)(2)	Certificate of Amendment to the Certificate of Formation of Registrant[1]

(b)	Limited Liability Company Operating Agreement[4]

(c)	Not applicable.

(d)	Reference is made to the Registrant’s Limited Liability Company Agreement

(e)	Dividend Reinvestment Plan[1]

(f)	Not applicable.

(g)	Investment Management Agreement between Registrant and Fundrise Advisors, LLC[2]

(h)	Not applicable.

(i)	Not applicable.

(j)	Custody Agreement[7]

(k)(1)	Transfer Agency Agreement[7]

(k)(2)	License Agreement Between Registrant and Rise Companies Corp.[1]

(k)(3)	Administrative Services Agreement[4]

(k)(4)	Real Estate Services Agreement[5]

(l)	Opinion and Consent of Counsel[4]

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm[8]

(o)	Not applicable.

(p)	Initial Capital Agreement[2]

(q)	Not applicable.

(r)	Code of Ethics of Registrant and Fundrise Advisors, LLC[6]

(s)	Powers of Attorney[8]

1	Filed with the Registrant’s Initial Registration Statement on Form N-2 on October 1, 2021, and incorporated by reference herein.
2	Filed with the Registrant’s Amended Registration Statement on Form N-2 on November 23, 2021, and incorporated by reference herein.
3	Filed with the Registrant’s Amended Registration Statement on Form N-2 on December 21, 2021, and incorporated by reference herein.
4	Filed with the Registrant’s Amended Registration Statement on Form N-2 on January 27, 2022, and incorporated by reference herein.
5	Filed with the Registrant’s Amended Registration Statement on Form N-2 on April 28, 2023, and incorporated by reference herein.
6	Filed with the Registrant’s Amended Registration Statement on Form N-2 on April 29, 2024, and incorporated by reference herein.
7	Filed with the Registrant’s Amended Registration Statement on Form N-2 on April 25, 2025, and incorporated by reference herein.
8	Filed herein.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution
Not applicable.

Item 28.	Persons Controlled by or Under Common Control

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Fundrise Advisors, LLC, the Registrant’s investment adviser. Information regarding the ownership of Fundrise Advisors, LLC is set forth in its Form ADV, as filed with the SEC (File No. 801-80060), and is incorporated herein by reference.

Item 29.	Number of Holders of Securities

As of April 1, 2026:

Title of Class	Number of Record Holders
Common Shares	293,403

Item 30.	Indemnification

Reference is made to Section 6.5 of Article VI of the Registrant’s Second Amended and Restated Limited Liability Company Operating Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the directors, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which Fundrise Advisors, LLC, and each member, director, executive officer, or partner of Fundrise Advisors, LLC, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of Fundrise Advisors, LLC is included in its Form ADV, as filed with the SEC (File No. 801-80060), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Fundrise Advisors, LLC, 11 Dupont Circle NW, Suite 900, Washington, DC 20036 (records relating to its function as Registrant’s investment adviser).

Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036 (records relating to Registrant’s accounting, financial reporting compliance and legal matters).

Computershare, Inc. and Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021 (records relating to its function as Registrant’s transfer agent).

BNY Mellon Investment Servicing (US) Inc., 240 Greenwich Street, New York, NY 10286 (records relating to its function as Registrant’s transfer agent).

The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286 (records relating to its function as Registrant’s custodian).

Atlantic Fund Administration, LLC (d/b/a Apex Fund Services), 190 Middle Street, Suite 101, Portland, ME 04101 (records relating to its function as Registrant’s administrator and fund accountant).

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	The Registrant undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B under the Securities Act: (A) each prospectus filed pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not Applicable.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 29th day of April, 2026.

Fundrise Income Real Estate Fund, LLC

By:	/s/ Benjamin S. Miller*
Name:	Benjamin S. Miller
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Capacity	Date

/s/ Benjamin S. Miller*		Director, President and Principal Executive Officer	April 29, 2026
Benjamin S. Miller

/s/ Alison Staloch*		Treasurer and Principal Financial/Accounting Officer	April 29, 2026
Alison Staloch

/s/ Glenn R. Osaka*		Director	April 29, 2026
Glenn R. Osaka

/s/ Jeffrey R. Deitrich*		Director	April 29, 2026
Jeffrey R. Deitrich

/s/ Gayle P. Starr*		Director	April 29, 2026
Gayle P. Starr

/s/ Mark D. Monte*		Director	April 29, 2026
Mark D. Monte

	*By:	/s/ Bjorn J. Hall	April 29, 2026
Bjorn J. Hall, Attorney-In-Fact
(Pursuant to Power of Attorney (filed herewith))

INDEX OF EXHIBITS

Exhibit	Exhibit Name

(n)	Consent of Independent Registered Public Accounting Firm

(s)	Powers of Attorney